

Proxy Statement and
Annual Report 2024

okta



Okta, Inc., 100 First Street, Suite 600
San Francisco, California 94105

May 9, 2024

Dear Okta Stockholder:

I am pleased to invite you to attend the 2024 Annual Meeting of Stockholders of Okta, Inc. to be held on June 20, 2024, at 9:00 a.m. Pacific Time. The Annual Meeting will be held virtually via a live interactive audio webcast on the internet. You will be able to listen, vote and submit your questions at **virtualshareholdermeeting.com/OKTA2024** during the meeting.

Details regarding the meeting and the business to be conducted are more fully described in the accompanying Notice of 2024 Annual Meeting of Stockholders and Proxy Statement. We encourage you to vote at the Annual Meeting and any adjournment, rescheduling or postponement of the Annual Meeting if you were a stockholder as of the close of business on April 24, 2024.

Thank you for your ongoing support of Okta.

Sincerely,

Todd McKinnon
Chairperson of the Board of Directors and
Chief Executive Officer


YOUR VOTE IS IMPORTANT

On or about May 9, 2024, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement for our 2024 Annual Meeting of Stockholders and our 2024 Annual Report on Form 10-K. The Notice provides instructions on how to vote online or by telephone and explains how to receive a paper copy of proxy materials by mail. This Proxy Statement and the 2024 Annual Report can be accessed online at **www.proxyvote.com** using the control number located on the Notice, on your proxy card, or in the instructions that accompanied your proxy materials. Our Proxy Statement and 2024 Annual Report are also available on our investor relations website at **investor.okta.com**.

Even if you plan to attend the Annual Meeting, please ensure that your shares are voted by signing and returning a proxy card, or by using our internet or telephonic voting system.




Okta, Inc., 100 First Street, Suite 600
San Francisco, California 94105

Notice of 2024 Annual Meeting of Stockholders

June 20, 2024

9:00 a.m. Pacific Time

virtualshareholdermeeting.com/OKTA2024

Notice is hereby given that Okta, Inc. will hold its 2024 Annual Meeting of Stockholders (the "Annual Meeting") on June 20, 2024, at 9:00 a.m. Pacific Time via a live interactive audio webcast on the internet. You will be able to listen, vote and submit your questions at **virtualshareholdermeeting.com/OKTA2024** during the meeting. We are holding the meeting for the following purposes, which are more fully described in the accompanying Proxy Statement:

- To elect three Class I directors to hold office until the 2027 Annual Meeting of Stockholders or until their successors are duly elected and qualified;

- To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2025;

- To approve, on an advisory non-binding basis, the compensation of our named executive officers; and

- To transact any other business that properly comes before the Annual Meeting (including adjournment, rescheduling or postponement thereof).

Our board of directors recommends that you vote "FOR" the director nominees named in Proposal One, "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm as described in Proposal Two, and "FOR" the approval, on an advisory non-binding basis, of the compensation of our named executive officers as described in Proposal Three.

We have elected to provide access to our meeting materials, which include the Proxy Statement accompanying this notice, in lieu of mailing printed copies. On or about May 9, 2024, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our Proxy Statement and our 2024 Annual Report on Form 10-K. The Notice provides instructions on how to vote online or by telephone and explains how you can request a paper copy of the proxy materials. Our Proxy Statement and our 2024 Annual Report can be accessed online at **www.proxyvote.com** using the control number located on your Notice, on your proxy card, or in the instructions that accompanied your proxy materials.

Only stockholders of record as of the close of business on April 24, 2024 are entitled to notice of and to vote at the Annual Meeting.

By Order of the Board of Directors,

Larissa Schwartz
Chief Legal Officer and Corporate Secretary

San Francisco, California
May 9, 2024



Okta, Inc., 100 First Street, Suite 600
San Francisco, California 94105

Proxy Statement for the
2024 Annual Meeting of Stockholders

Table of Contents



Okta, Inc., 100 First Street, Suite 600
San Francisco, California 94105

General Information

June 20, 2024

9:00 a.m. Pacific Time

virtualshareholdermeeting.com/OKTA2024

Our board solicits your proxy on our behalf for the Annual Meeting and at any adjournment, rescheduling or postponement of the Annual Meeting for the purposes set forth in this Proxy Statement for our Annual Meeting and the accompanying Notice. The Annual Meeting will be held virtually via a live interactive audio webcast on the internet on June 20, 2024, at 9:00 a.m. Pacific Time. On or about May 9, 2024, we mailed our stockholders the Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this Proxy Statement and our 2024 Annual Report. If you held shares of our Class A or Class B common stock as of the close of business on April 24, 2024, you are invited to attend the meeting at **virtualshareholdermeeting.com/OKTA2024** and to vote on the proposals described in this Proxy Statement.

In this Proxy Statement, the terms "Okta," "the company," "we," "us" and "our" refer to Okta, Inc. and its subsidiaries. The mailing address of our principal executive offices is Okta, Inc., 100 First Street, Suite 600, San Francisco, California 94105.

How can I attend the Annual Meeting online?

We will host the Annual Meeting via live webcast only. We believe that hosting a virtual meeting will facilitate stockholder attendance and participation at the Annual Meeting by enabling stockholders to participate from any location around the world. We have designed the virtual meeting to provide the same rights and opportunities to participate as stockholders would have at an in-person meeting, including the right to listen, vote and ask questions during the meeting through the virtual meeting platform. Any stockholder can attend the Annual Meeting live online at **virtualshareholdermeeting.com/OKTA2024**. The webcast will start at 9:00 a.m. Pacific Time on June 20, 2024. To attend the Annual Meeting, you will need the 16-digit control number that is located on your Notice, on your proxy card, or in the instructions accompanying your proxy materials. Instructions on how to participate in the Annual Meeting are also posted online at **www.proxyvote.com**.

What matters are being voted on at the Annual Meeting?

You will be voting on:

- the election of three Class I directors to serve until the 2027 Annual Meeting of Stockholders or until their successors are duly elected and qualified;

- a proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2025;

- a proposal to approve, on an advisory non-binding basis, the compensation of our named executive officers (our "NEOs"); and

- any other business as may properly come before the Annual Meeting (including adjournment, rescheduling or postponement thereof).

How does the board of directors recommend that I vote on these proposals?

Our board recommends a vote:

- **"FOR ALL"** of the nominees for Class I directors: Emilie Choi, Todd McKinnon and Michael Stankey;

- **"FOR"** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2025; and

- **"FOR"** the approval, on an advisory non-binding basis, of the compensation of our NEOs, as disclosed in this Proxy Statement.

Who is entitled to vote?

Holders of either class of our common stock as of the close of business on April 24, 2024, the record date for the Annual Meeting (the "Record Date"), may vote at the Annual Meeting.

As of the Record Date, there were 160,912,267 shares of our Class A common stock and 7,291,091 shares of our Class B common stock outstanding. Our Class A common stock and Class B common stock are collectively referred to in this Proxy Statement as our "common stock." Our Class A common stock and Class B common stock will vote as a single class on all matters described in this Proxy Statement. Stockholders are not permitted to cumulate votes with respect to the election of directors. Each share of Class A common stock is entitled to one vote on each proposal and each share of Class B common stock is entitled to 10 votes on each proposal.

Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, Computershare, you are considered the "stockholder of record" with respect to those shares. As the stockholder of record, you have the right to vote online, by telephone, or—if you receive paper proxy materials by mail—by filling out and returning the proxy card.

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name" (i.e., a "street name stockholder") and the Notice was forwarded to you by your broker, bank or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you are a beneficial owner, you may attend the meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock at the meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote at the meeting. If you request a printed copy of our proxy materials by mail, your broker, bank or other nominee will provide a voting instruction form for you to use.

What is the quorum requirement?

A quorum is the minimum number of shares required to be present to properly hold an annual meeting of stockholders and conduct business under our bylaws and Delaware law. The presence, in person or by proxy, of a majority of the voting power of all issued and outstanding shares of our common stock entitled to vote on the Record Date will constitute a quorum at the Annual Meeting. Abstentions, withhold votes and broker non-votes are counted as shares present and entitled to vote for the purposes of determining a quorum.

How many votes are needed for the approval of each proposal?

Proposal One. The election of directors requires a plurality of the voting power of the shares of our common stock, present in person or by proxy, at the Annual Meeting and entitled to vote thereon. "Plurality" means that the nominees who receive the largest number of votes cast "FOR" such nominees are elected as directors. As a result, any shares not voted "FOR" a particular nominee (whether as a result of stockholder abstention or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "FOR" or "WITHHOLD" on the nominees for election as a director.

Proposal Two. The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2025 requires the affirmative vote of a majority of the voting power of the shares of our common stock, present in person or by proxy, at the Annual Meeting and entitled to vote thereon. Abstentions are considered shares present in person and entitled to vote on this proposal, and thus will have the same effect as a vote "AGAINST" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because brokers have discretionary authority to vote on this proposal, we do not expect any broker non-votes.

Proposal Three. The approval of the compensation of our NEOs requires the affirmative vote of a majority of the voting power of the shares of our common stock, present in person or by proxy, at the Annual Meeting and entitled to vote thereon. Abstentions are considered shares present in person and entitled to vote on this proposal, and thus will have the same effect as a vote "AGAINST" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

How do I vote?

If you are a stockholder of record, there are four ways to vote:



By Internet

Vote at **www.proxyvote.com** until 11:59 p.m. Eastern Time on June 19, 2024 (have your Notice or proxy card in hand when you visit the website). You may also access the voting website by scanning the QR Barcode available on your proxy card.



By Telephone

Vote toll-free at 1-800-690-6903 until 11:59 p.m. Eastern Time on June 19, 2024 (have your Notice or proxy card in hand when you call).



By Mail

Vote by completing and mailing your proxy card (if you received printed proxy materials).



During the Meeting

Instructions on how to attend and vote at the Annual Meeting are described at **virtualshareholdermeeting.com/OKTA2024.**

In order to be counted, proxies submitted by telephone or internet must be received by 11:59 p.m. Eastern Time on June 19, 2024. Proxies submitted by U.S. mail must be received before the start of the Annual Meeting.

If you are a street name stockholder, please follow the instructions from your broker, bank or other nominee to vote by internet, telephone or mail. You may not vote during the Annual Meeting unless you receive a legal proxy from your broker, bank or other nominee.

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy by:

- notifying our Corporate Secretary in writing at Okta, Inc., 100 First Street, Suite 600, San Francisco, California 94105, before the vote is counted;

- voting again using the telephone or internet before 11:59 p.m. Eastern Time on June 19, 2024 (your latest telephone or internet proxy is the one that will be counted); or

- attending and voting during the Annual Meeting.

Simply logging into the Annual Meeting will not, by itself, revoke your proxy.

If you are a street name stockholder, you may revoke any prior voting instructions by contacting your broker, bank or other nominee.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board. Todd McKinnon, Brett Tighe and Larissa Schwartz have been designated as proxy holders by our board. If your proxy is properly granted, your shares represented by such proxy will be voted at the Annual Meeting in accordance with your instructions. If you do not give specific instructions, your shares will be voted in accordance with the recommendations of our board as described above. If any matters not described in this Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, rescheduled or postponed, the proxy holders can vote your shares on the new Annual Meeting date as well, unless you revoke your proxy instructions as described above.

What is the effect of abstentions and broker non-votes?

Votes withheld from any nominee, abstentions and "broker non-votes" (i.e., where a broker has not received voting instructions from the beneficial owner and for which the broker does not have discretionary power to vote on a particular matter) are counted as present for purposes of determining the presence of a quorum, but otherwise have no effect on the election of directors. Abstentions have the same effect as a vote "AGAINST" (i) the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2025 and (ii) the approval, on an advisory non-binding basis, of the compensation of our NEOs.

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner that their customers direct. If you do not give timely voting instructions, your broker will have discretion to vote your shares on the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm, but will not have discretion to vote on any other proposals, including the election of directors (even if not contested).

Where can I find the voting results of the Annual Meeting?

We will announce preliminary results at the Annual Meeting. We will disclose final results by filing a Current Report on Form 8-K within four business days after the date of the Annual Meeting. If final results are not available at that time, we will provide preliminary voting results in the Current Report on Form 8-K and then provide the final results in an amendment to that Current Report as soon as the voting results become available.

How are proxies solicited for the Annual Meeting?

Our board is soliciting proxies for use at the Annual Meeting. Okta bears all expenses associated with this solicitation. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to their customers who are beneficial owners of our common stock. In addition, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies. We have engaged the services of D.F. King & Co., Inc., a professional proxy solicitation firm, to help us solicit proxies from stockholders, including certain brokers, trustees, nominees and other institutional owners, for a fee of approximately $12,500 plus costs and expenses.

Why did I receive a Notice instead of a full set of proxy materials?

In accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC"), we have elected to furnish our proxy materials, including this Proxy Statement and our 2024 Annual Report, primarily online. On or about May 9, 2024, we mailed our stockholders a Notice that contains instructions on how to access our proxy materials electronically, how to vote at the meeting, and how to request printed copies of the proxy materials and 2024 Annual Report. The Notice explains how you can request to receive all future proxy materials in printed form by mail or electronically by email. We encourage stockholders to access our proxy materials online to help reduce the environmental impact of our annual meetings.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy?

As permitted by the SEC, we have adopted a procedure called "householding." Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials to multiple stockholders who share the same address, unless we have received contrary instructions from one or more of such stockholders. Householding reduces our printing costs, mailing costs and fees, as well as our environmental impact. Stockholders who participate in householding will continue to be able to access and receive individual proxy cards. Upon written or oral request, we will promptly deliver a separate copy of the Notice and, if applicable, our proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or if you are receiving multiple copies and wish to participate in householding, please contact us at our principal office address:

Okta, Inc.
Attention: Investor Relations
100 First Street, Suite 600
San Francisco, California 94105
(415) 604-3346

Street name stockholders may contact their broker, bank or other nominee to request information about householding.

What is the deadline to propose actions for consideration at next year's Annual Meeting of Stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the 2025 Annual Meeting of Stockholders by submitting their proposals in writing to our Corporate Secretary at our principal office address listed above. To be considered for inclusion in our proxy statement for the 2025 Annual Meeting of Stockholders, our Corporate Secretary must receive the written stockholder proposal no later than January 9, 2025. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:

Okta, Inc.
Attention: Corporate Secretary
100 First Street, Suite 600
San Francisco, California 94105

Our bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in our proxy materials with respect to such annual meeting of stockholders, (ii) otherwise properly brought before such annual meeting of stockholders by or at the direction of our board, or (iii) properly brought before such meeting by a stockholder of record entitled to vote at such annual meeting of stockholders who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our bylaws. To be timely for the 2025 Annual Meeting of Stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than February 23, 2025, and

- not later than the close of business on March 25, 2025.

In the event we hold the 2025 Annual Meeting of Stockholders more than 30 days before or more than 60 days after the one-year anniversary of the 2024 Annual Meeting, then, for notice by the stockholder to be timely, our bylaws provide that the notice must be received by the Corporate Secretary not earlier than the close of business on the 120th day prior to such Annual Meeting and not later than the close of business on the later of the 90th day prior to such Annual Meeting or the tenth day following the day on which public announcement of the date of such Annual Meeting is first made. In addition to satisfying the foregoing requirements under our bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her or its proposal at such annual meeting of stockholders, we are not required to present the proposal for a vote at such annual meeting of stockholders. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements.

We intend to file a proxy statement and WHITE proxy card with the SEC in connection with the solicitation of proxies for our 2025 Annual Meeting of Stockholders. Stockholders may obtain our proxy statements (and any amendments and supplements

thereto) and other documents as and when filed by us with the SEC without charge from the SEC's website at **www.sec.gov**.

Nomination of Director Candidates

Holders of our common stock may propose director candidates for consideration by the nominating and corporate governance committee of our board (the "nominating committee"). Any such recommendation must include the nominee's name and qualifications for membership on our board and be directed to our Corporate Secretary at the address listed above. For additional information regarding stockholder recommendations for director candidates, please see the section titled "Corporate Governance—Identifying and Evaluating Director Nominees—Stockholder Recommendations" below.

In addition, our bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, you must provide the information required by our bylaws. In addition, you must give timely notice to our Corporate Secretary in accordance with our bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time periods described above under the section titled "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement.

Availability of Bylaws

A copy of our amended and restated bylaws is included as Exhibit 3.2 to our 2024 Annual Report and is available via the SEC's website at **www.sec.gov**. You may also contact our Corporate Secretary at the address set forth above to receive a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Why is the Annual Meeting being held virtually?

We continue to embrace the latest technology to provide ease of access, real-time communication and cost savings for our stockholders and our company. Hosting a virtual meeting makes it easy for our stockholders to participate from any location around the world.

You will be able to participate in the Annual Meeting online and submit your questions during the meeting by visiting **virtualshareholdermeeting.com/OKTA2024**. You also will be able to vote your shares electronically prior to or during the Annual Meeting.

How can I submit a question at the Annual Meeting?

If you want to submit a question during the Annual Meeting, log into **virtualshareholdermeeting.com/OKTA2024**, type your question in the "Ask a Question" field, and click "Submit." Questions pertinent to meeting matters will be read and answered during the meeting, subject to time constraints.

What if I have technical difficulties or trouble accessing the Annual Meeting?

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Stockholder Meeting log in page. Technical support will be available starting at 8:30 a.m. Pacific Time on June 20, 2024 and will remain available until the Annual Meeting ends.

01

Proposal One: Election of Directors

Board Structure

Our board is divided into three staggered classes of directors. One class is elected each year at the annual meeting of stockholders for a term of three years. The term of the Class I directors expires at the Annual Meeting. The term of the Class II directors expires at the 2025 Annual Meeting of Stockholders and the term of the Class III directors expires at the 2026 Annual Meeting of Stockholders. We expect directors who are re-elected to hold office for a three-year term, or until the election and qualification of their successors in office.

Nominees	Director Since	Principal Occupation
Emilie Choi	2022	President and Chief Operating Officer, Coinbase Global, Inc.
Todd McKinnon	2009	Chief Executive Officer, Okta
Michael Stankey	2016	Former Vice Chairman, Workday, Inc.

Our board has nominated Emilie Choi, Todd McKinnon and Michael Stankey for election as Class I directors to hold office until the 2027 Annual Meeting of Stockholders, or until their successors are duly elected and qualified, subject to their earlier resignation or removal. Each of the nominees is a current Class I director and member of our board, and has consented to serve if elected.

Unless you direct otherwise through your proxy voting instructions, the persons named as proxies will vote all proxies received "FOR" the election of each nominee. Proxies cannot be voted for a greater number of persons than three at the Annual Meeting, the number of nominees named in this proxy statement. If any nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee chosen by our present board. In the alternative, the proxies may vote only for the remaining nominees, leaving a vacancy on our board. Our board may fill such vacancy at a later date or reduce the size of our board. We have no reason to believe that any of the nominees will be unwilling or unable to serve if elected as a director.

Recommendation of Our Board

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES.

The biographies of each nominee and continuing director below contain information regarding each such person's service as a director of our board, business experience, other director positions held currently or at any time during the last five years, and the experiences, qualifications, attributes or skills that caused our board to determine that the person should serve as a director of the company. In addition to the information presented below regarding each nominee's and continuing director's specific experience, qualifications, attributes and skills that led our board to conclude that he or she should serve as a director, we believe that each of our directors has a reputation for integrity, honesty and high ethical standards. Each of our directors has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to our company and to our board. Finally, we value our directors' experience in their respective areas of business management, and on the boards of directors and board committees of other companies.

Our corporate governance guidelines dictate that a majority of our board must consist of directors whom our board has determined are "independent" under the listing requirements of the Nasdaq Stock Market LLC ("Nasdaq").

Directors

The following table sets forth information regarding our directors as of May 9, 2024.

Name	Age	Director Since	Principal Occupation	Class	Audit Committee	Compensation Committee	Nominating Committee	Cybersecurity Risk Committee
Current and Former Employee Directors								
Todd McKinnon, Chairperson	52	2009	Chief Executive Officer	I				
J. Frederic Kerrest,[(1)] Vice Chairperson	47	2009	Former Chief Operating Officer	II				
Independent Directors								
Shellye Archambeau	61	2018	Former Chief Executive Officer, MetricStream, Inc.	III	member			member
Emilie Choi	45	2022	President and Chief Operating Officer, Coinbase Global, Inc.	I	member			member
Robert L. Dixon, Jr.	68	2019	Former Global Chief Information Officer and Senior Vice President, PepsiCo, Inc.	III		member		**chair**
Jeff Epstein	67	2021	Operating Partner, Bessemer Venture Partners	II	**chair**		member	
Benjamin Horowitz, Lead Independent Director[(2)]	57	2010	General Partner, Andreessen Horowitz	III				
Rebecca Saeger	69	2019	Former Executive Vice President and Chief Marketing Officer, Charles Schwab & Co., Inc.	II		member	**chair**	
Michael Stankey	65	2016	Former Vice Chairman, Workday, Inc.	I		**chair**	member	

[(1)] Mr. Kerrest was on a sabbatical from Okta from November 1, 2022 to October 31, 2023. During this time he remained an at-will employee and continued to serve on our board as Vice Chairperson and a director, but did not fulfill any regular duties as an employee or an officer. Prior to the end of his sabbatical, Mr. Kerrest announced that he would not return as an employee and, effective October 31, 2023, stepped down as our Chief Operating Officer ("COO"). He continues to serve on our board as Vice Chairperson and a director.

[(2)] Mr. Horowitz will be our Lead Independent Director up until the Annual Meeting, following which Mr. Epstein will assume the role.

Proposal One: Election of Directors

Our board believes that directors who provide a significant breadth of experience, knowledge and abilities in areas relevant to our business, while also representing a diversity of age, gender, race, sexual orientation and ethnicity, contribute to a well-balanced and effective board. Our board's metrics as of May 9, 2024 are highlighted in the following graphics. Information about each individual director and director nominee follows.



Board Diversity Matrix (as of May 9, 2024)

Total Number of Directors: 9

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	3	6	—	—
Part II: Demographic Background				
African American or Black	1	1	—	—
Alaskan Native or Native American	—	—	—	—
Asian	1	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	5	—	—
Two or More Races or Ethnicities	1	—	—	—
LGBTQ+		—		
Did Not Disclose Demographic Background		—		

Director Skills Matrix

	Archambeau	Choi	Dixon	Epstein	Horowitz	Kerrest	McKinnon	Saeger	Stankey
Technology or Innovation — *Professional background or experience in the technology industry serving in engineering, product, or R&D roles, or managing such functions.*	■	■	■	■	■	■	■	■	
Cybersecurity, Information Security or Privacy — *Leadership or significant experience overseeing and managing risks related to the protection and confidentiality of digital systems or data.*	■	■	■	■	■	■	■		
Global Sales, Markets or Operations — *Experience driving business success in markets around the world, or directing corporate sales and operations in diverse global environments.*	■	■		■	■	■	■	■	■
Senior Leadership — *Experience serving as an executive officer or other officer responsible for a function or business unit.*	■	■	■	■	■	■	■	■	■
Public Company Boards — *Tenure on a public company board other than our board, with an understanding of the related obligations and time commitments.*	■	■	■	■				■	■
Risk Management — *Executive or board-level leadership experience overseeing, auditing or facilitating the execution of a risk management program.*	■		■	■			■		
Marketing or Brand — *Experience leading marketing teams or spearheading efforts to strengthen market share, brand awareness and reputation.*	■		■		■	■	■	■	■
Finance or Accounting — *Professional background or executive or board-level leadership experience in finance, accounting, or internal audit, or knowledge of financial markets and strategic transactions.*	■	■		■		■			■

Information Concerning Director Nominees



President and Chief Operating Officer, Coinbase Global, Inc.

Age 45

Director Since 2022



Emilie Choi

Ms. Choi joined our board in August 2022. Ms. Choi has served as President of Coinbase Global, Inc., a cryptocurrency exchange platform, since November 2020 and as Chief Operating Officer since June 2019. Ms. Choi previously served as Vice President of Business, Data and International at Coinbase from March 2018 to June 2019. From December 2009 to March 2018, Ms. Choi served as the Vice President & Head of Corporate Development for LinkedIn Corporation, a professional networking site and, following its acquisition in December 2016, a subsidiary of Microsoft Corporation, a software company. From August 2007 to December 2009, Ms. Choi served in various positions at Warner Bros. Entertainment Inc., a mass media and entertainment company, including as Director of Digital Business Strategy and Operations and Manager of Corporate Business Development and Strategy. Ms. Choi previously served as a member of the boards of directors of Naspers Limited, a global internet group, and Prosus N.V., the international internet assets division of Naspers Limited, from April 2017 to August 2021, and ZipRecruiter, Inc., a jobs marketplace, from November 2018 to August 2022. Ms. Choi holds a Bachelor of Arts in Economics from the Johns Hopkins University and a Masters in Business Administration from the Wharton School at the University of Pennsylvania.

We believe that Ms. Choi is qualified to serve as a member of our board because of her experience as a company executive, her knowledge of the industry in which we operate and her experience as a public company director.



Chairperson and Chief Executive Officer

Age 52

Director Since 2009



Todd McKinnon

Mr. McKinnon co-founded Okta and has served as our Chief Executive Officer ("CEO") and as a member of our board since January 2009. Mr. McKinnon was appointed Chairperson of our board in February 2017. From October 2003 to February 2009, Mr. McKinnon served in various roles at salesforce.com, inc., a cloud-based customer relationship management company, most recently as Senior Vice President of Development. From 1995 to 2003, Mr. McKinnon held various engineering and leadership positions at Peoplesoft, Inc., an enterprise application software company, which was acquired by Oracle Corporation in January 2005. Mr. McKinnon holds a Master of Science in computer science from California Polytechnic State University, San Luis Obispo and a Bachelor of Science in management and information systems from Brigham Young University.

We believe that Mr. McKinnon is qualified to serve as a member of our board because of his experience and perspective as our CEO and co-founder.



Michael Stankey

Former Vice Chairman, Workday, Inc.

Age 65

Director Since 2016



Mr. Stankey joined our board in December 2016. Mr. Stankey served as Vice Chairman at Workday, Inc., a financial and human capital management software vendor, from June 2015 to May 2024, as President and Chief Operating Officer from September 2009 to June 2015, and as a member of the board of directors from June 2015 to April 2021. From October 2007 to September 2009, Mr. Stankey was an Operating Partner at Greylock Partners, a venture capital firm. From December 2001 to April 2007, Mr. Stankey served as Chairman and Chief Executive Officer at PolyServe, Inc., a database and file serving utility service. From February 2017 to October 2021, Mr. Stankey served as a member of the board of directors of Cloudera, Inc., a data management, machine learning and advance analytics platform provider. Mr. Stankey holds a Bachelor of Business Administration from the University of Wisconsin-Eau Claire.

We believe that Mr. Stankey is qualified to serve as a member of our board because of his experience as a company executive and as a current and former board member of other public companies.

Information Concerning Continuing Directors



Former Chief Executive Officer, MetricStream, Inc.

Age 61

Director Since 2018



Shellye Archambeau

Ms. Archambeau joined our board in December 2018. From 2002 until 2018, Ms. Archambeau was Chief Executive Officer of MetricStream, Inc., a leading provider of governance, risk, compliance and quality management solutions to corporations across diverse industries. Prior to that, Ms. Archambeau served as Chief Marketing Officer and Executive Vice President of Sales for Loudcloud, Inc., Chief Marketing Officer of NorthPoint Communications Group, Inc., and President of Blockbuster Inc.'s e-commerce division. Before she joined Blockbuster, she held domestic and international executive positions during a 15-year career at IBM. Ms. Archambeau has served on the boards of directors of Verizon Communications Inc. since 2013 and Roper Technologies, Inc. since 2018. Ms. Archambeau previously served on the boards of directors of Nordstrom, Inc. from February 2015 to May 2022 and Arbitron Inc. from 2005 to 2013. Ms. Archambeau holds a Bachelor of Science from the Wharton School of the University of Pennsylvania.

We believe that Ms. Archambeau is qualified to serve as a member of our board because of her experience as a company executive, her valuable knowledge of technology, digital media and communications platforms and her experience serving on other boards of directors.



Former Global Chief Information Officer and Senior Vice President, PepsiCo, Inc.

Age 68

Director Since 2019



Robert L. Dixon, Jr.

Mr. Dixon joined our board in June 2019. Mr. Dixon has owned The RD Factor, Inc., a digital and information technology consulting business, since December 2016. Mr. Dixon served at PepsiCo, Inc., a global food and beverage company, as Global Chief Information Officer and Senior Vice President from 2007 through 2016. Previously, Mr. Dixon held various positions with The Procter & Gamble Company, a consumer household products company, since 1977, including Vice President of Global Business Services. Mr. Dixon has served on the boards of directors of Elevance Health, Inc. (formerly Anthem, Inc.), a health benefits company, since 2011, and Build-A-Bear Workshop, Inc., a specialty retailer, since February 2018. At the Georgia Institute of Technology, Mr. Dixon serves on the College of Computing Advisory Board and is an Emeritus Trustee of the Foundation Board. He previously served on the CIO Advisory Board for IBM. Mr. Dixon holds a Bachelor of Science in electrical engineering from the Georgia Institute of Technology.

We believe that Mr. Dixon is qualified to serve as a member of our board because he brings valuable technology experience and the perspective of our customers through his prior role as Global Chief Information Officer and his service on the CIO advisory board for another large public company.



Operating Partner, Bessemer
Venture Partners

Age 67

Director Since 2021



Jeff Epstein

Mr. Epstein joined our board in May 2021. Mr. Epstein is an Operating Partner at Bessemer Venture Partners, a venture capital firm, which he joined in November 2011. From September 2008 to April 2011, Mr. Epstein served as Executive Vice President and Chief Financial Officer of Oracle Corporation, an enterprise software company. Prior to joining Oracle, Mr. Epstein served as chief financial officer of several public and private companies. Mr. Epstein previously served on the boards of directors of Booking Holdings Inc. from April 2003 to June 2019, Shutterstock, Inc. from April 2012 to June 2021 and Poshmark, Inc., a social commerce marketplace company, from April 2018 to January 2023. Mr. Epstein has served on the boards of Twilio Inc., a cloud communication platform company, since July 2017, Couchbase, Inc., a provider of a leading modern database for enterprise applications, since June 2015, and AvePoint, Inc., a cloud data management company, since July 2021. Mr. Epstein holds a Bachelor of Arts from Yale University and a Masters in Business Administration from Stanford University.

We believe that Mr. Epstein is qualified to serve as a member of our board because of his experience as a company executive and as a current and former director of many companies, and because of his knowledge of the industry in which we operate.



General Partner, Andreessen
Horowitz

Age 57

Director Since 2010



Benjamin Horowitz

Mr. Horowitz joined our board in February 2010. Mr. Horowitz is a co-founder and has served as a General Partner of Andreessen Horowitz, a venture capital firm, since July 2009. From September 2007 to October 2008, Mr. Horowitz served as a Vice President and General Manager at Hewlett-Packard Company, an information technology company. From September 1999 to September 2007, Mr. Horowitz co-founded and served as the President and Chief Executive Officer of Opsware Inc., a computer software company. From June 2016 to June 2020, Mr. Horowitz served as a member of the board of directors of Lyft, Inc., which operates a multimodal transportation network. Mr. Horowitz also currently serves on the boards of several private companies. Mr. Horowitz holds a Master of Science in computer science from the University of California, Los Angeles and a Bachelor of Arts in computer science from Columbia University.

We believe that Mr. Horowitz is qualified to serve as a member of our board because of his significant knowledge of and history with our company; his experience as a company executive, a seasoned investor, and a current and former director of many companies; and his knowledge of the industry in which we operate.



Vice Chairperson and Former Chief Operating Officer, Okta

Age 47

Director Since 2009



J. Frederic Kerrest

Mr. Kerrest co-founded Okta and has served as a member of our board since July 2009. Mr. Kerrest was appointed Executive Vice Chairperson of our board in March 2019 and, since November 2023, has served as Vice Chairperson. From 2009 to November 2023, Mr. Kerrest served as our COO. From August 2002 to February 2007, Mr. Kerrest served in a variety of sales and business development roles at salesforce.com, inc., a cloud-based customer relationship management company. Mr. Kerrest holds a Masters in Business Administration from the MIT Sloan School of Management and a Bachelor of Science in computer science from Stanford University.

We believe that Mr. Kerrest is qualified to serve as a member of our board because of his experience and perspective as our co-founder and former COO.



Former Executive Vice President and Chief Marketing Officer, Charles Schwab & Co., Inc.

Age 69

Director Since 2019



Rebecca Saeger

Ms. Saeger joined our board in January 2019. Ms. Saeger served as an Executive Vice President at Charles Schwab & Co., Inc. from 2004 until 2011, most recently as Chief Marketing Officer. Prior to joining Charles Schwab, she served as Executive Vice President, Marketing at Visa U.S.A. Before joining Visa, Ms. Saeger was Senior Vice President and head of Account Management at Foote, Cone & Belding, and Senior Vice President at Ogilvy & Mather. From February 2012 to October 2020, Ms. Saeger served on the board of directors of E*TRADE Financial Corporation, a financial services company, and as a member of the E*TRADE Bank board. She holds a Bachelor of Arts from Muhlenberg College and a Masters in Business Administration from the Wharton School of the University of Pennsylvania.

We believe that Ms. Saeger is qualified to serve as a member of our board because of her valuable expertise in consumer and business-to-business marketing, strategic planning and brand development, as well as her experience serving on other boards of directors.

Corporate Governance

Our business and affairs are managed under the direction of our board, the members of which are elected by our stockholders. In carrying out its responsibilities, our board selects and monitors our top management, provides oversight of our financial reporting processes, and determines and implements our corporate governance policies.

Our board and management team are committed to good corporate governance in order to manage Okta for the long-term benefit of our stockholders. Our governance framework includes a variety of policies, procedures and practices to promote such goal, as well as facilitate our board's effective oversight of our business and corporate strategy independent of management. To that end, during the past year, our management periodically reviewed our corporate governance policies and practices to ensure that they remain consistent with the requirements of the Sarbanes-Oxley Act of 2002, SEC rules and Nasdaq listing standards.

Besides verifying the independence status of each director and each member of our board committees (as discussed below under "Independence of Our Board"), at the direction of our board, we also:

- periodically review and make necessary changes to the charters for each of our board committees, including the audit committee of the board (the "audit committee"), the compensation committee of the board (the "compensation committee"), the nominating committee, and the cybersecurity risk committee of our board (the "cybersecurity risk committee");

- have established disclosure control policies and procedures in accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC;

- have a procedure to receive and address anonymous and confidential complaints or concerns regarding audit or accounting matters; and

- maintain a code of conduct that applies to our employees, officers and directors, including our CEO, Chief Financial Officer ("CFO"), and other executive and senior financial officers.

Corporate Governance Guidelines

Our board has adopted a set of corporate governance guidelines which can be found on our investor relations website at **investor.okta.com** under "Responsibility and Governance—Governance Overview." Our corporate governance guidelines address such matters as:

- **Director independence**—independent directors must constitute at least a majority of our board;

- **Board effectiveness**—our board and each of its committees must conduct an annual self-evaluation;

- **Access to independent advisors**—our board as a whole, and each of its committees separately, has authority to retain independent experts, advisors or professionals as each deems necessary or appropriate; and

- **Board committees**—all members of the audit, compensation and nominating committees are independent in accordance with applicable Nasdaq criteria.

Our nominating committee is responsible for reviewing our corporate governance guidelines from time to time, and for reporting and making recommendations to our board concerning corporate governance matters.

Code of Conduct

Our board has adopted a code of conduct that applies to all of our employees, officers and directors, including our CEO, CFO, and other executive and senior financial officers. The full text of our code of conduct is available on our investor relations website at **investor.okta.com** under "Responsibility and Governance—Governance Overview." We intend to satisfy the disclosure requirement under Item 5.05 of Current Report on Form 8-K regarding amendments to, or waivers from, a provision of our code of conduct that applies to our directors, or our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions by posting such information on the Governance Overview page of our website. During the fiscal year ended January 31, 2024 ("fiscal 2024"), no waivers were granted from any provision of the code of conduct.

Independence of Our Board

Our Class A common stock is listed on Nasdaq. Under the Nasdaq listing standards and our corporate governance guidelines, independent directors must constitute a majority of a listed company's board. In addition, the Nasdaq listing standards require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating committees be independent. Under the Nasdaq listing standards, a director will only qualify as an "independent director" if, in the opinion of that listed company's board of directors, that director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the Nasdaq listing standards. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the Nasdaq listing standards.

Our board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board has determined that Ms. Archambeau, Ms. Choi, Mr. Dixon, Mr. Epstein, Mr. Horowitz, Ms. Saeger and Mr. Stankey do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the Nasdaq listing standards. Our board also previously determined that Patrick Grady, a former director who served on our board until the 2023 Annual Meeting of Stockholders, was independent during his tenure. In making these independence determinations, our board considered the current and prior relationships that each non-employee director has with our company, and all other facts and circumstances our board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and any of their affiliated funds, and any transactions involving them, as described in the section titled "Certain Relationships and Related Party Transactions."

There are no family relationships among any of our directors or executive officers.

Board Leadership Structure and Role of Our Lead Independent Director

Mr. McKinnon, our co-founder and CEO, serves as Chairperson of our board. In that capacity, he presides over meetings of our board and holds such other powers and carries out such other duties as are customarily carried out by a board chairperson. Mr. Kerrest, our co-founder and former COO, serves as Vice Chairperson of our board. Mr. McKinnon and Mr. Kerrest bring valuable insight to our board due to their perspective and experience as Okta's co-founders, and as current and former senior executives, respectively.

To facilitate robust independent oversight by our board, our corporate governance guidelines provide that one of our independent directors will serve as the lead independent director. Our lead independent director presides over periodic meetings of our independent directors, serves as a liaison between the Chairperson of our board and the independent directors, and performs such additional duties as our board may otherwise determine and delegate. Mr. Horowitz currently serves as our lead independent director and, effective as of the date of the Annual Meeting, Mr. Epstein will assume the role of lead independent director.

We believe that our current leadership structure is appropriate because it promotes effective independent oversight of management. Mr. McKinnon's combined role enables strong leadership, creates clear accountability and enhances our ability to communicate our message and strategy clearly and consistently to stockholders. In addition, we believe the Chairperson of our board is well-positioned to act as a bridge between management and the board, facilitating the regular flow of information. Among other duties, the Chairperson of our board may represent our board in communications with stockholders and provide input on the structure and composition of our board. Our lead independent director promotes a balanced leadership structure by serving as an impartial representative of the independent directors who can communicate their views to the Chairperson and CEO. Our board will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate. During their routine review of the board's leadership structure, our board and our company regularly consider the circumstances under which the roles of Chairperson of our board and CEO could most effectively serve the interests of our company and its stockholders if such roles were separated. As discussed in "Stockholder Outreach" below, from time to time, our company proactively engages with stockholders throughout the year to learn their perspectives on significant issues, and intends to continue to do so, including with respect to gathering stockholder perspectives on board leadership structure.

Our Board's Role in Risk Oversight

Risk is inherent in every business and we face a number of risks, including, among others, strategic, financial, business and operational, macroeconomic, cybersecurity, legal and regulatory compliance, and reputational risks. We have designed and implemented processes to manage risk in our operations, including our enterprise risk management program.

Our management team is responsible for the day-to-day management of risks the company faces, while our board, as a whole and assisted by its committees, has responsibility for the oversight of risk management, including our enterprise risk management program and its processes for monitoring our risk exposures. Management's involvement in day-to-day risk management enables them to assist our board in the effective design, establishment, maintenance, review, and evaluation of our disclosure controls and procedures. In its risk oversight role, our board has the responsibility to satisfy itself that the enterprise risk management framework and processes that our management team has designed and implemented are appropriate, and are functioning as designed. To that end, our board believes that open communication between our management team and our board is essential for effective risk management and oversight. Our CEO and other members of the senior management team attend quarterly meetings of our board, as well as such other meetings as the board deems appropriate, where, among other topics, they discuss strategy and risks facing the company. In this respect, our full board reviews strategic and operational risk in the context of reports from our management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions and events.

While our board is ultimately responsible for risk oversight, our board committees help fulfill those oversight responsibilities in certain areas of risk. As described below, each committee has oversight over certain business and operational risks that are relevant to its focus area.

Audit Committee	Our audit committee assists our board in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance, liquidity risk, and cybersecurity. Our audit committee meets with our management team and Ernst & Young LLP to (i) discuss guidelines and policies with respect to risk assessment and risk management, and (ii) review our major financial risk exposures and the steps our management team has taken to monitor and control these exposures. Our audit committee also receives updates on our enterprise risk management program, which include updates on certain existing and emerging risks, including those related to cybersecurity.
Compensation Committee	Our compensation committee assesses risks created by the incentives inherent in our compensation policies for both executives and employees generally. At least annually, our compensation committee, along with our management team, considers potential risks when reviewing and approving various compensation plans, including executive compensation. Based on its most recent review, our compensation committee has concluded that our compensation programs, including our executive compensation program, do not encourage risk taking to a degree that is reasonably likely to have a materially adverse impact on Okta or our operations.
Nominating Committee	Our nominating committee assists our board in fulfilling its oversight responsibilities with respect to the management of risk associated with our board's organization, membership and structure, and corporate governance. In this regard, our nominating committee at least annually reviews director skill sets and time commitments, committee membership and needs, and, if warranted, implements committee membership or structure adjustments.
Cybersecurity Risk Committee	Our cybersecurity risk committee assists our board in the oversight of the company's management of risks related to cybersecurity and data privacy. In fulfilling this role, our cybersecurity risk committee oversees the effectiveness of our cybersecurity and data privacy programs, including the company's practices for identifying, assessing and mitigating cybersecurity and data privacy risks across all business functions. Our cybersecurity risk committee receives periodic reports from the Chief Security Officer and other members of management relating to risk management of our cybersecurity and data programs.

Meetings of Our Board and Annual Meeting Attendance

Our board held four meetings during fiscal 2024. Each director attended at least 75% of all meetings of our board and the committees on which he or she served that were held during the period for which he or she was a director or committee member during fiscal 2024. Under our corporate governance guidelines, directors are expected to spend the time needed and meet as frequently as our board deems necessary or appropriate to discharge their responsibilities. Directors are also expected to make efforts to attend our annual meeting of stockholders, all meetings of our board, and all meetings of the committees on which they serve. All but one of our directors then in office attended the 2023 Annual Meeting of Stockholders.

Committees of Our Board

Our board has established four standing committees: audit, compensation, nominating, and cybersecurity risk. Our cybersecurity risk committee, initially formed by our board as an ad hoc committee to enhance the board's oversight of cybersecurity and data privacy risks and controls, was established as a standing committee in December 2023.

The composition and responsibilities of each board committee are described below. Each committee is composed of independent directors of our board who serve on the relevant committee until they resign or until otherwise determined by our board. Former director and audit committee member Patrick Grady, who resigned from our board as of the date of the 2023 Annual Meeting of Stockholders, satisfied the requirements for audit committee independence during the period he served on the committee. Our board assesses the composition of the committees at least annually to consider whether to rotate committee assignments. Each committee operates pursuant to a written charter that our board has adopted. Our audit, compensation and nominating committee charters are available on our website at **investor.okta.com/corporate-governance/governance-overview**.

Audit Committee

Members

Ms. Archambeau

Ms. Choi

Mr. Epstein (Chair)

Independence

Each of our current audit committee members meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations.

Financial Expertise

Each of our current audit committee members meet the financial literacy requirements of the Nasdaq listing standards. In addition, our board has determined that each of our current audit committee members is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act").

Primary Responsibilities

Our audit committee, among other things:

- selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with our management team and the independent registered public accounting firm, our interim and year-end results of operations;

- develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- reviews our policies on risk assessment and risk management;

- reviews related party transactions; and

- approves (or, as permitted, pre-approves) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee annually reviews the independent registered public accounting firm's performance and independence, which includes reviewing all relationships between the independent registered public accounting firm and Okta, and any disclosed relationships or services that may impact the objectivity and independence of the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the Nasdaq listing standards. Our audit committee held nine meetings during fiscal 2024.

Compensation Committee

Members

Mr. Dixon

Ms. Saeger

Mr. Stankey (Chair)

Independence

The composition of our compensation committee meets the requirements for independence under the Nasdaq listing standards and SEC rules and regulations. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act.

Primary Responsibilities

The purpose of our compensation committee is to discharge the responsibilities of our board relating to the compensation of our executive officers. Our compensation committee, among other things:

- reviews, approves and determines, or makes recommendations to our board regarding, the compensation of our executive officers;
- administers our equity incentive plans;
- reviews and approves, or makes recommendations to our board regarding, incentive compensation and equity plans; and
- establishes and reviews general policies relating to the compensation and benefits offered to our employees.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the Nasdaq listing standards. Our compensation committee held six meetings during fiscal 2024.

Compensation Committee Interlocks and Insider Participation

During fiscal 2024, Messrs. Dixon and Stankey and Ms. Saeger were the only members of our compensation committee. No member of our compensation committee is or has been an officer or employee of our company. No Okta executive officer currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee. See the section titled "Certain Relationships and Related Party Transactions" for information about related party transactions involving members of our compensation committee or their affiliates.

Nominating Committee

Members

Mr. Epstein

Ms. Saeger (Chair)

Mr. Stankey

Independence

The composition of our nominating committee meets the requirements for independence under the Nasdaq listing standards and SEC rules and regulations.

Primary Responsibilities

Our nominating committee, among other things:

- identifies, evaluates and selects, or makes recommendations to our board regarding, nominees for election to our board and its committees;
- evaluates the performance of our board and its committees;
- considers and makes recommendations to our board regarding the composition of our board and its committees;
- reviews developments in corporate governance practices;
- reviews our environmental, social and governance ("ESG") programs and public disclosures;
- evaluates the adequacy of our corporate governance practices and reporting; and
- develops and makes recommendations to our board regarding our corporate governance guidelines.

Our nominating committee operates under a written charter that satisfies the applicable Nasdaq listing standards. Our nominating committee held five meetings during fiscal 2024.

Cybersecurity Risk Committee

Members

Ms. Archambeau

Ms. Choi

Mr. Dixon (Chair)

Independence

Each member of the cybersecurity risk committee meets the requirements for independent directors generally under the Nasdaq listing standards and SEC rules and regulations.

Primary Responsibilities

Our cybersecurity risk committee, among other things:

- oversees the effectiveness of our cybersecurity and data privacy programs, including the company's practices for identifying, assessing and mitigating cybersecurity and data privacy risks across all business functions;

- reviews controls to prevent, detect and respond to cybersecurity attacks or incidents, or information or data breaches;

- oversees our cybersecurity resiliency, including related crisis preparedness and incident response plans; and

- receives periodic reports from our chief security officer, and as appropriate, other members of management or outside advisors, relating to risk management of our cybersecurity and data privacy programs.

Our cybersecurity risk committee operates under a written charter that our board has adopted. Our predecessor ad hoc cybersecurity risk committee held four meetings during fiscal 2024.

Identifying and Evaluating Director Nominees

Our board has delegated to our nominating committee the responsibilities of identifying suitable candidates to nominate to our board (including candidates to fill any vacancies that may occur), and assessing their qualifications in light of the policies and principles in our corporate governance guidelines and the committee's charter. Our nominating committee may gather information about candidates through interviews, detailed questionnaires, comprehensive background checks, or any other means its members deem appropriate. Our nominating committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of our board. Based on the results of the evaluation process, our nominating committee recommends candidates for our board's approval as director nominees for election to our board.

Minimum Qualifications

Our nominating committee uses a variety of methods for identifying and evaluating director nominees, and will consider all facts and circumstances that it deems appropriate or advisable. As part of this process, our nominating committee considers the current size and composition of our board, as well as the needs of our board and its committees.

Some of the qualifications that our nominating committee considers include, without limitation, issues of character, ethics, integrity, judgment, independence, diversity (which may include consideration as to gender, race and national origin, LGBTQIA+ status, education, professional experience and differences in viewpoints), skills, education, expertise, business acumen, length of service, understanding of our business and industry and other commitments. In addition, nominees must have proven achievement and competence in their respective fields, the ability to exercise sound business judgment, an objective perspective, the ability to offer advice and support to our management team, and the ability to make significant contributions to Okta's success. Our nominating committee looks for individuals who have skills that are complementary to those of our existing board, the highest ethics, a commitment to the long-term interests of our stockholders, and an understanding of the fiduciary responsibilities of a public company director. Finally, nominees must have sufficient time available in the judgment of our nominating committee to effectively perform all board and committee responsibilities. Members of our board are expected to prepare for, attend and participate in all board and applicable committee meetings. Other than the foregoing, there are no stated minimum criteria for director nominees, although our nominating committee may also consider other factors that it deems, from time to time, to be in the best interests of Okta and our stockholders. After completing its review and evaluation of director candidates, our nominating committee recommends to the full board the director nominees for selection.

Stockholder Recommendations

Stockholders may submit recommendations for director candidates to our nominating committee by writing to our Corporate Secretary at Okta, Inc., 100 First Street, Suite 600, San Francisco, California 94105. All such recommendations should include the nominee's name and qualifications, and all other information required by our bylaws. Our nominating committee will evaluate any candidates properly recommended by stockholders against the same criteria and pursuant to the same policies and procedures that govern the evaluation of candidates proposed by directors or members of our management team.

Stockholder Outreach

We value the input of our stockholders and actively seek their feedback on our board, corporate governance practices, ESG initiatives, and executive compensation program. With oversight and direction from our nominating committee, we conduct an annual stockholder outreach program to solicit and better understand stockholder perspectives.

In the fall of 2023 (fiscal 2024), our team met with governance professionals from passive funds as well as portfolio managers from active funds. We contacted stockholders representing approximately 55% of our outstanding common stock. The breadth of our outreach enabled us to gather feedback from a significant cross-section of our stockholder base. During our engagements, we received many supportive and positive comments from stockholders on the direction of our business, ESG initiatives and reporting practices, and board composition.

As in prior years, we also discussed our compensation programs with significant stockholders. We learned during our fiscal 2024 discussions that stockholders generally supported our annual executive compensation program and how it aligns executive officer pay with our company's performance. We also received positive feedback from stockholders regarding the addition of performance-based equity to our executive officer equity portfolio. Our compensation-related stockholder outreach is discussed further in "Compensation Discussion and Analysis" below.

Our 2023 non-binding advisory Say-on-Pay vote received 95.6% support, which was a 41 percentage point improvement over the prior period . We continue to consider stockholder feedback from past outreach discussions. Based in part on that feedback, we updated certain of our compensation practices in fiscal 2024:

- We expanded our performance-based restricted stock unit ("PSU") program for executive officers, increasing the percentage of our overall equity grants to executive officers that consist of PSUs.

- In March 2023, we introduced robust stock ownership guidelines for our NEOs, encouraging even more alignment between the interests of our NEOs and our stockholders.

- In October 2023, we adopted a compensation clawback policy in accordance with the Nasdaq listing requirements and Rule 10D-1 under the Exchange Act. The policy provides for the recoupment of certain erroneously awarded incentive compensation paid to current or former executive officers if there has been an accounting restatement due to material noncompliance with the financial reporting requirements.

We will continue to engage with our stockholders to maintain an open dialogue and ensure that we have an in-depth understanding of our stockholders' perspectives.

Stockholder Communications

All stockholders and other interested parties are welcome to communicate with our board as a whole or with individual directors through an established process for stockholder communication. For a communication directed to our board as a whole, please contact our Chief Legal Officer in writing at the address listed below or by email to **investor@okta.com** (specifying "ATTN: Chief Legal Officer" in the subject line). For a communication directed to an individual director in his or her capacity as a member of our board, please contact the director in writing at the address listed below or by email to **investor@okta.com** (specifying "ATTN: [name of director]" in the subject line).

Okta, Inc.
100 First Street, Suite 600
San Francisco, California 94105
Attn: [Chief Legal Officer or Name of Individual Director]

Our Chief Legal Officer, in consultation with appropriate members of our board as necessary, will review all incoming communications and, if appropriate, will forward such communications to the appropriate director(s) or to the Chairperson of our board. The Chief Legal Officer will generally not forward communications if they are deemed inappropriate; if they are solicitations, advertisements, surveys, "junk" mail or mass mailings; or if they consist of individual grievances or other interests that are personal to the writer and could not reasonably be construed to be of concern to securityholders or other constituencies of the company.

Environmental, Social and Governance Matters

We believe we have a long-term responsibility to have a positive impact on our society, the environment and all of our stakeholders, including our stockholders, customers, employees, partners and communities. We take this responsibility seriously and our focus on ESG helps guide our business priorities. Since publicly launching our ESG program in May 2020, we have worked to develop an ESG strategy that aligns with our long-term goal to operate in a sustainable manner. We are executing on this strategy by establishing effective governance to identify and manage the key ESG risks arising from our operations, which we believe will help drive long-term growth and create measurable value for our stockholders.

For more information on our ESG strategy and initiatives, please view the "Social and Environmental Responsibility at Okta" section of our website at **okta.com/responsibility**. That section of our website also includes important ESG reporting and disclosures, including our latest ESG Fact Sheet, which tracks our year-over-year updates with respect to our greenhouse gas ("GHG") emissions inventory, human capital programs, community support, and sustainability efforts. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Proxy Statement.

ESG Governance and Strategic Oversight

We have established a multi-tiered governance structure designed to provide an appropriate level of oversight and accountability over ESG matters. The day-to-day management of our ESG program and related initiatives is managed by our internal ESG Committee, which is composed of cross-functional employees. The ESG Committee periodically reports to our ESG Executive Committee, which consists of members of our executive leadership team, including our CEO, CFO, Chief Legal Officer ("CLO"), Chief People Officer and EVP of Corporate Development. The ESG Executive Committee is responsible for the strategic direction of our ESG efforts. The status of our ESG program and related public disclosures are reported to and reviewed by our nominating committee throughout the year, acting on behalf of our board.

Additionally, each standing board committee reviews certain functional aspects of our ESG program that fall under their respective purview:

Audit Committee	• Materiality risk assessments, which include energy and climate risks, and regulatory compliance
Compensation Committee	• Human capital management, including diversity, culture and leadership
Nominating Committee	• Corporate governance and board practices • Investor and stakeholder policies and feedback • Social responsibility and philanthropic commitments
Cybersecurity Risk Committee	• Cybersecurity and data privacy

Priority Issues

During fiscal 2024, we partnered with external experts and internal stakeholders to reassess the ESG topics that we believe are most relevant to our business and our key stakeholders. Our assessment identified nine key topics across our three stakeholder groups that, together, form the foundation for our ESG program. We use the results of this assessment to consider the priorities of our voluntary ESG initiatives throughout the year.



Protecting Our Customers
- Data Privacy
- Security



Investing in Our People
- Diversity, Inclusion and Belonging
- Workforce Development
- Ethical Business Practices
- Health, Safety and Wellbeing



Supporting Our Communities
- Tech for Good
- Digital Divide
- Energy and Climate

Protecting Our Customers

We believe privacy and security are interdependent. In designing our product offerings and services, we strive to protect our customers' information and maintain the security of our and our customers' systems and networks.

- **Data Privacy.** Protecting the privacy of our customers and employees is a key goal in our product development and operations. We implement a variety of technical and operational safeguards designed to protect the data of our customers and employees and be transparent about our use of that data. Our cybersecurity risk committee also oversees the effectiveness of Okta's data privacy program. The privacy team advises management and briefs the cybersecurity risk committee on our privacy program.

- **Security.** Our board has delegated to our cybersecurity risk committee responsibility for overseeing Okta's cybersecurity program. Our cybersecurity program includes a risk management framework intended to protect the integrity and availability of our critical systems, internal networks and information. Through this program, we implement policies and processes to respond to cybersecurity threats and mitigate impacts to our business and our customers.

Investing in Our People

"Build and own it" is a core value at Okta. Our goal is to create an environment in which employees share a sense of ownership in achieving our company vision. We believe that much of our success in advancing a builder-and-owner culture depends on our ability to attract, develop, and retain exceptional talent and balanced teams. To that end, we strive to make Okta a supportive and honest workplace—one where inclusivity, career growth, ethical business practices, and comprehensive benefits can empower our employees to do great work.



Diversity, Inclusion and Belonging

We believe that building a workforce with a wide range of backgrounds and perspectives helps drive growth and innovation. Our diversity, inclusion and belonging ("DIB") team collaborates with our employee resource groups ("ERG") to integrate DIB considerations into our workforce development programs and hiring process. They partner with teams across the company to focus on DIB efforts in three major areas: our workforce, our workplace and in the marketplace.

We use inclusive recruitment and hiring practices to source talent from marginalized and underrepresented groups. Our engagement with diversity sourcing programs and partnerships helps us source top talent from underrepresented groups to fill current open roles and expands our pool of diverse talent for future roles. As described further below in "Supporting Our Communities," we also continue to engage with organizations that provide technology-related career support for diverse students and jobseekers.

Fostering a culture of inclusion and belonging in our workplace is a key priority at Okta. We empower our employees to be authentic and grow through open conversations and education. Our employees have access to a variety of DIB resources, including regular safe space discussion forums and facilitated workshops; precise language and inclusive calibrations; mentoring and workplace development programs focused on supporting talent from underrepresented communities; and ERG sponsorship opportunities. We also offer ERG and affinity groups supporting neurodiversity, women, people of color, veterans, the LGBTQIA+ community, parents and caregivers, and cultural and ethnic diversity. For additional information on our DIB strategy, workforce representation and inclusion programs, please see our most recent State of Inclusion Report, available on our website at **okta.com/state-of-inclusion-at-okta**.



Workforce Development

We invest significant resources to develop talent and encourage employees to engage in learning opportunities and take ownership over their professional growth. Okta employees can take advantage of a wide range of learning and development opportunities, including in-person, virtual, social and self-directed learning, mentoring, coaching, and external development. We offer extensive onboarding and training programs through our internal learning initiative to prepare our employees at all levels for career progression and individual development. Our employee onboarding program helps our employees get off to the right start, our manager development program helps to build a solid foundation for our people managers, and our technical training program quickly brings our new technical employees up to speed on our product offerings.



Ethical Business Practices

Our ethical standards and expectations are set forth in our code of conduct and other policies. These resources apply to all employees and are designed to enable adherence to applicable laws, rules and regulations. New employees certify to the code of conduct upon joining Okta and re-certify on an annual basis. In addition, we expect all employees to affirm that they have read, understood and agree to comply with our ethics and compliance policies.

Our audit committee is responsible for ethical compliance oversight. At least annually, the audit committee reviews the results of management's efforts to monitor compliance with our ethics programs and policies, as well as our code of conduct.



Health, Safety and Wellbeing

At Okta, we are focused on maintaining a safe workplace and supporting the varying health needs of our employees. We promote employee health and safety through our benefits and workplace safety standards, respectively.

We offer health and wellness benefits to enhance the wellbeing of our workforce. Our employee experience programs aim to support our workforce and their families, regardless of their geographic location or family structure. In fiscal 2024, we focused on expanding our support for mental healthcare and wellbeing, women's health and family planning, neurodivergent care, and bereavement leave.

We have policies and standards designed to create a safe and secure working environment for all Okta employees. These standards form the basis of our Physical Security, Health and Safety Program and are designed to protect employees from a range of physical threats and hazards whether working in our office, working remotely, attending an Okta event, or traveling on behalf of Okta. While our Global Workplace and Safety Team manages the program, we believe that everyone at Okta plays a vital role in contributing to workplace safety and security. Employees receive education on overall program compliance, as well as the processes for reporting work-related incidents. These trainings are designed to equip employees with the knowledge and necessary tools they need to be practitioners of positive security and safety behaviors.

Additional information on our compensation, benefits and wellness programs is available on our Total Rewards website at **rewards.okta.com**.

Supporting Our Communities

We strive to create a safely connected world where everyone can belong and thrive by mobilizing our people, products, and dollars to give back to our communities. Our people, in particular, play a key role in driving our community impact. In fiscal 2024, approximately 88% of Okta employees participated in Okta for Good, our social impact and sustainability initiative, by donating or volunteering.

In service of our philanthropic vision, in fiscal 2024, we announced a $50 million, five-year funding commitment via Okta for Good. Through the Okta for Good Fund, we plan to deploy these funds to address pressing challenges in three key areas:

- **Tech for Good:** We want to accelerate digital transformation and strengthen the security posture of civil society organizations. In partnership with The NetHope Center for Digital Nonprofit, of which Okta is a founding member, we provide grants, as well as educational resources and tools, to help global nonprofit organizations integrate digital programs and technology solutions into their business models. In addition, we make our own identity solutions accessible by donating our technology and services to qualifying nonprofit organizations to help them better protect their businesses and the vulnerable communities they serve.

- **Digital Divide:** We aim to bridge the technology and talent gap by making digital education and job opportunities more accessible to all. Our work, in partnership with nonprofit and community organizations, is focused on improving digital literacy and advancing inclusive pathways into technology and cyber careers. In October 2023, we launched the Okta Workforce Development Initiative to advance our goals of finding and developing cybersecurity talent. Through this initiative, we provide funding to organizations working to increase the technology job opportunities available to women, people of color, veterans and other historically underrepresented talent. We also provide educational grants for cybersecurity training programs.

- **Energy and Climate:** Our focus on managing climate-related risks and opportunities extends beyond our own business, and we work to help our partners and our communities achieve their energy and climate goals. We encourage our vendors to create their own science-based targets and provide them with educational guidebooks as a starting point to help them achieve those targets. We are also continuing to support the security and resilience of our communities with our climate equity grants. During fiscal 2024, our climate equity grants were focused on assisting marginalized communities that have been disproportionately impacted by climate change. We also collaborated with local partners to help install solar energy in low- and moderate-income areas.

Environmental Sustainability

As part of our focus on climate action, we have set long-term goals and targets to address climate-related risks relevant to our business. We track our progress around these goals and targets throughout the year, and use the results to identify further opportunities to reduce our carbon footprint. With the help of a third-party consultant, we conduct a GHG emissions analysis, which includes our Scope 1, Scope 2 and relevant Scope 3 emissions categories, the results of which we submit to CDP.

We continue to work on achieving 100% renewable electricity for our global real estate footprint on an annual basis. In fiscal 2023, we achieved 100% renewable electricity to match the electricity consumption of our global offices, the estimated electricity consumption of our remote workforce, and the electricity consumption of our third-party cloud service providers. In fiscal 2024, we continued our efforts to right-size our global office footprint and achieve both LEED Silver and WELL Silver standards for all new direct-leased offices.

Our emissions reduction efforts also include the following:

- Preparing resources to help our third-party vendors set their own climate-related targets, including, for example, a Sustainable Travel Guidebook to educate Okta employees, vendors, and external partners on making business travel decisions that reduce climate impacts.

- Integrating climate into our enterprise-wide risk management process, in line with the recommendations of the Task Force on Climate-Related Financial Disclosures.

- Incorporating equity into our climate work through purchasing renewable energy certificates that have a social benefit, and into our grantmaking, as we recognize climate change disproportionately impacts historically marginalized communities, including communities of color.

Non-Employee Director Compensation

Our non-employee director compensation program is designed to attract, retain and reward qualified directors and further align the financial interests of our non-employee directors with those of our stockholders. Our compensation committee is responsible for reviewing and making recommendations to the board regarding compensation paid to non-employee directors for their board and board committee service. Periodically, our compensation committee reviews our non-employee director compensation program, receiving input from our compensation committee's independent compensation consultant regarding market practices and the competitiveness of our non-employee director compensation program in relation to the general market and our compensation peer group.

In spring 2024, our compensation committee reviewed our non-employee director compensation program to determine whether to recommend any compensation changes to our board. The review included a market assessment prepared by the independent compensation consultant comparing director compensation levels and practices against our compensation peer group and the broader market. Based on that review, our compensation committee recommended to our board, and our board approved, adjustments to our non-employee director compensation for the first time since our IPO in 2017. These changes were made to more closely align existing pay elements with the competitive market. Other than the change to the initial RSU grant, which became effective in April 2024, these changes will be effective as of the Annual Meeting, as set forth below.

Under our non-employee director compensation program, non-employee directors receive initial equity grants when they join the board, and annual cash retainers and equity grants for their continued annual service. We also reimburse all reasonable out-of-pocket expenses incurred by directors in order to attend meetings of our board or any committee thereof.

When first appointed to our board, non-employee directors are granted restricted stock unit awards ("RSUs") having a fair market value of $530,000 ($350,000 prior to the April 2024 compensation change) on the date of grant. These initial RSU grants vest in equal annual installments on the first three anniversaries of the date on which the non-employee director was appointed to our board, subject to continuous service.

Non-employee directors receive the following annual cash retainers for their service:

Position	Current Annual Cash Retainer ($)	Updated Annual Cash Retainer ($)
Board Member	30,000	35,000
Lead Independent Director	20,000	No change
Audit Committee Chair	20,000	26,000
Compensation Committee Chair	15,000	20,000
Nominating Committee Chair	8,000	12,000
Cybersecurity Risk Committee Chair	—	18,000
Audit Committee Member other than Chair	10,000	13,000
Compensation Committee Member other than Chair	7,500	10,000
Nominating Committee Member other than Chair	4,000	6,000
Cybersecurity Risk Committee Member other than Chair	—	9,000

In addition, on the date of each annual meeting of stockholders, each non-employee director who will continue as a non-employee director following such meeting will be granted RSUs having a fair market value of $245,000 ($200,000 prior to the April 2024 compensation change) on the date of grant. These annual RSU grants will fully vest on the earlier of the first anniversary of the grant date or immediately prior to the next annual meeting of stockholders, subject to continuous service.

Under our non-employee director compensation program, all RSUs granted to non-employee directors are settled in shares of our Class A common stock. The non-employee director compensation program provides that these RSUs are subject to full accelerated vesting upon the sale of our company in a Sale Event (as defined in our 2017 Equity Incentive Plan, as amended (the "2017 Plan")).

The following table presents the total compensation for each person who served as a non-employee director during fiscal 2024. Mr. McKinnon, who is also an Okta employee, received no compensation for his service as a director. The compensation received by Mr. McKinnon as CEO is presented in the "Fiscal 2024 Summary Compensation Table" below.

From November 1, 2022 to October 31, 2023, Mr. Kerrest was on a sabbatical from the company. During this time, he remained an at-will employee of the company and continued to serve as a director and Vice Chairperson of our board, but did not fulfill any of his regular duties as an employee or officer. Other than health care benefits, Mr. Kerrest did not receive compensation from the company

during his sabbatical. Mr. Kerrest ceased to be COO and an employee of the company effective October 31, 2023, but continues to serve as a director and as Vice Chairperson of our board. Mr. Kerrest did not receive cash compensation in connection with his service as a director during his tenure as an employee of the company. Pursuant to the terms of his transition agreement with the company, Mr. Kerrest will not receive any cash compensation under our non-employee director compensation program until the date of the Annual Meeting. In lieu of receiving an initial RSU grant as a non-employee director, Mr. Kerrest agreed to forfeit 76,549 stock options that were out of the money, and his outstanding RSUs and 5,963 stock options continued to vest in accordance with their original terms. On the date of the Annual Meeting, and subject to his continuous service, Mr. Kerrest will receive the annual cash and equity retainers for which all non-employee directors are eligible under the amended non-employee director compensation policy, as described above.

Other than as set forth in the tables below, we did not pay any compensation or make any equity awards to our non-employee directors during fiscal 2024.

Fiscal 2024 Director Compensation Table

Name	Fees Earned or Paid In Cash ($)	Stock Awards ($)[1][2]	Total ($)
Shellye Archambeau	40,000	200,050	240,050
Emilie Choi	36,087	200,050	236,137
Robert L. Dixon, Jr.	37,500	200,050	237,550
Jeff Epstein	54,000	200,050	254,050
Patrick Grady[3]	15,761	—	15,761
Benjamin Horowitz	50,000	200,050	250,050
J. Frederic Kerrest[4]	—	1,929,805	1,929,805
Rebecca Saeger	45,500	200,050	245,550
Michael Stankey	49,000	200,050	249,050

(1) The amounts reported represent the aggregate grant date fair values of the RSUs granted during fiscal 2024 under our 2017 Plan as computed in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718 ("ASC Topic 718"). Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair values are set forth in the notes to our consolidated financial statements included in our 2024 Annual Report. These amounts do not necessarily correspond to the actual values recognized or that may be recognized by the directors.

(2) As of January 31, 2024, our non-employee directors held the options and stock awards as set forth in the following table:

Name	Shares of Class A Common Stock Underlying Options	Shares of Class B Common Stock Underlying Options	RSUs Covering Class A Common Stock
Shellye Archambeau	—	—	2,818
Emilie Choi	—	—	5,244
Robert L. Dixon, Jr.	—	—	2,818
Jeff Epstein	—	—	3,296
Benjamin Horowitz	—	—	2,818
J. Frederic Kerrest	267,010	1,237,512	18,889
Rebecca Saeger	—	—	2,818
Michael Stankey	—	190,000	2,818

(3) Mr. Grady served on our board until June 2023.

(4) As noted above under "Non-Employee Director Compensation," in lieu of receiving an initial RSU grant as a non-employee director, Mr. Kerrest agreed to forfeit 76,549 stock options that were out of the money, and his outstanding RSUs and 5,963 stock options continued to vest in accordance with their original terms. The amount for Mr. Kerrest in the Stock Awards column reflects the incremental fair value for Mr. Kerrest's RSU and option awards that continued to vest in connection with his service as a director, computed in accordance with ASC Topic 718 as of the modification date of August 26, 2023.

02

Proposal Two: Ratification of the Appointment of Our Independent Registered Public Accounting Firm

Our audit committee has appointed Ernst & Young LLP as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending January 31, 2025. We are asking our stockholders to ratify this appointment. Ernst & Young LLP has served as our independent registered public accounting firm since 2013.

Our board is submitting the appointment of Ernst & Young LLP to stockholders for ratification as a matter of good corporate governance. In the event our stockholders do not ratify this appointment by a majority of the votes properly cast at the Annual Meeting, our audit committee will reconsider retaining Ernst & Young LLP. Even if the appointment is ratified, our audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the stockholders.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

We have adopted a policy under which our audit committee must pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm. As part of its review, our audit committee considers whether the categories of pre-approved services are consistent with rules on accountant independence prescribed by the SEC and the Public Company Accounting Oversight Board ("PCAOB"). Our audit committee pre-approved all services performed by the independent registered public accounting firm in fiscal 2024 in accordance with the foregoing pre-approval policies and procedures.

Audit Fees

The following table sets forth the fees billed or to be billed by Ernst & Young LLP and its affiliates for professional services rendered with respect to fiscal 2024 and the fiscal year ended January 31, 2023 ("fiscal 2023"). All of these services were approved by our audit committee.

Fee Category	Fiscal 2024 ($)	Fiscal 2023 ($)
Audit Fees[1]	4,024,000	4,245,000
Audit-Related Fees[2]	993,000	—
Tax Fees[3]	449,000	67,000
All Other Fees[4]	7,000	6,000
Total Fees	5,473,000	4,318,000

(1)   Audit Fees relate to professional services provided in connection with the audit of our consolidated financial statements and audit of internal control over financial reporting, reviews of our quarterly condensed consolidated financial statements, and accounting consultations billed as audit services.

(2)   Audit-Related Fees relate to assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These include fees for service organization control examinations and other attestation services.

(3)   Tax Fees relate to professional services provided for permissible tax advisory services in fiscal 2024 and fiscal 2023.

(4)   All Other Fees relate to products and services provided other than those disclosed above, which include subscription fees paid for access to online accounting research software applications.

Recommendation of Our Board

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JANUARY 31, 2025.

Report of the Audit Committee of the Board of Directors

The information contained in this audit committee report is being furnished and shall not be deemed to be "soliciting material," "filed" with the SEC, subject to Regulations 14A or 14C of the Exchange Act, or subject to the liabilities of Section 18 of the Exchange Act. No portion of this audit committee report shall be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that Okta specifically incorporates this report or a portion of it by reference.

This report is submitted by the audit committee of the board of directors. The audit committee consists of the directors whose names appear below. No member of the audit committee is an officer or employee of Okta, and the board of directors has determined that each member of the audit committee is "independent" for audit committee purposes as that term is defined under Rule 10A-3 of the Exchange Act and the applicable Nasdaq rules. Each member of the audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq.

The audit committee's general role is to assist the board of directors in monitoring the company's financial reporting process and related matters. The audit committee's specific responsibilities are set forth in its charter.

The audit committee has reviewed the company's audited consolidated financial statements for its fiscal year ended January 31, 2024, and met with its management team, as well as with representatives of Ernst & Young LLP, the company's independent registered public accounting firm, to discuss the audited consolidated financial statements and management's assessment and Ernst & Young's evaluation of the effectiveness of the company's internal control over financial reporting as of January 31, 2024. The audit committee also discussed with members of Ernst & Young LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

In addition, the audit committee received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence. The audit committee has discussed with Ernst & Young LLP the independence of that firm and has considered whether the provision of non-audit services was compatible with maintaining the independence of that firm.

Based on these discussions, the financial statement review, and other matters it deemed relevant, the audit committee recommended to the board of directors that the company's audited consolidated financial statements for its fiscal year ended January 31, 2024 be included in its Annual Report on Form 10-K for its 2024 fiscal year.

Audit Committee

Jeff Epstein (Chair)
Shellye Archambeau
Emilie Choi

03

Proposal Three: Approval, on an Advisory Non-Binding Basis, of the Compensation of Our Named Executive Officers

We are asking our stockholders to vote to approve, on an advisory non-binding basis, the compensation of our NEOs for fiscal 2024 as disclosed in this Proxy Statement. As described in detail under the heading "Compensation Discussion and Analysis," our executive compensation program is designed to drive and reward performance and align the compensation of our named executive officers with the long-term interests of our stockholders. Please read the "Compensation Discussion and Analysis" and the compensation tables and narrative disclosure that follow for information about our executive compensation program, including details of the fiscal 2024 compensation of our named executive officers.

This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation as a whole. This vote is not intended to address any specific element of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Our board and our compensation committee believe that these policies and practices are effective in implementing our compensation philosophy and achieving our compensation program goals.

Accordingly, we are asking our stockholders to vote "FOR" the following resolution:

RESOLVED, that the stockholders hereby approve, on an advisory non-binding basis, the compensation paid to Okta's named executive officers, as disclosed in the company's proxy statement for the 2024 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the SEC, including in the Compensation Discussion and Analysis, the compensation tables and the narrative discussions that accompany the compensation tables.

Vote Required

The approval of this advisory non-binding proposal requires the affirmative vote of a majority of the voting power of the shares of our common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon.

As an advisory vote, the outcome of the vote on this proposal is not binding. However, our management team, our board and our compensation committee, which is responsible for designing and administering our executive compensation program, value the opinions expressed by our stockholders, and will consider the outcome of this vote when making future executive compensation decisions.

Recommendation of Our Board

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL, ON AN ADVISORY NON-BINDING BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

Executive Officers

The following table sets forth information regarding our executive officers, including their ages, as of May 9, 2024:

Name	Age	Positions and Offices Held with the Company
Todd McKinnon	52	Chief Executive Officer, Chairperson of our board and Director
Brett Tighe	44	Chief Financial Officer
Shibu Ninan	49	Chief Accounting Officer
Larissa Schwartz	52	Chief Legal Officer and Corporate Secretary
Jon Addison	49	Chief Revenue Officer

Information Concerning Executive Officers

In addition to Mr. McKinnon, who serves as a director and whose biography is included under "Proposal One: Election of Directors" above, our executive officers as of May 9, 2024 consisted of the following individuals:

Brett Tighe

Mr. Tighe has served as our CFO since January 2022. Prior to his current role, Mr. Tighe served as our interim Chief Financial Officer from June 2021 to January 2022, Senior Vice President of Finance and Treasurer from May 2017 to June 2021, Vice President, FP&A from June 2016 to May 2017, and as head of worldwide FP&A from April 2015 to May 2016. From May 2004 to March 2015, Mr. Tighe served in various finance roles, most recently as Senior Director, Corporate Finance & Strategy, at salesforce.com, inc., a cloud-based customer relationship management company. Mr. Tighe holds a Master of Business Administration from the University of San Francisco and a Bachelor of Arts from the University of California, Santa Barbara.

Shibu Ninan

Mr. Ninan has served as our Chief Accounting Officer ("CAO") since August 2022. Prior to his current role, Mr. Ninan served as Vice President, Chief Accounting Officer at Veritas Technologies LLC, a data management company, from July 2015 to August 2022 and as Chief Accounting Officer at Saba Software, Inc., a cloud-based intelligent talent management solutions company acquired by Cornerstone OnDemand, Inc., from November 2013 to June 2015. Earlier in his career, Mr. Ninan served as a Senior Manager at KPMG US and at Deloitte India. Mr. Ninan holds a Bachelor of Commerce degree from Bangalore University, a Chartered Accountancy from the Institute of Chartered Accountants of India, and a Certified Public Accountancy from the American Institute of Certified Public Accountants.

Larissa Schwartz

Ms. Schwartz has served as our CLO and Corporate Secretary since March 2023. Prior to her current role, Ms. Schwartz served as our Senior Vice President, Deputy General Counsel, Corporate & Securities from August 2020 to March 2023, as Vice President, Associate General Counsel, Corporate & Securities from June 2017 to August 2020, as Associate General Counsel, Senior Director, Corporate & Securities from November 2015 to June 2017 and as Assistant Corporate Secretary from December 2015 to March 2023. From October 2012 to November 2015, Ms. Schwartz served as Corporate Counsel at Jazz Pharmaceuticals plc, a biopharmaceutical company. Prior to that, Ms. Schwartz served as a corporate attorney at the law firms of Fenwick & West LLP and Simpson Thacher & Bartlett LLP. Ms. Schwartz holds a Juris Doctor from the University of Hawaii at Manoa, a Masters in Philosophy and a Masters of Arts from Yale University and a Bachelor of Arts from Middlebury College.

Jon Addison

Mr. Addison has served as our Chief Revenue Officer ("CRO") since November 2023. Prior to his current role, Mr. Addison served as our Interim Chief Revenue Officer from February 2023 to November 2023, and as our General Manager of EMEA from September 2021 to November 2023. Before joining Okta, Mr. Addison served as Vice President, EMEA & LATAM, Talent Solutions at LinkedIn from September 2019 to October 2021, and as Head of Sales, Talent Solutions, U.K., from October 2016 to September 2019. Earlier in his career, Mr. Addison held various roles at Oracle, Finastra, Opentext, Pitney Bowes, and CapGemini. Mr. Addison holds a Bachelor's Degree in Geography and Economics from King's College London.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation program and the decisions in fiscal 2024 regarding the compensation for our NEOs, who, for fiscal 2024, were as follows:

Todd McKinnon	our CEO, Chairperson of our board and co-founder;
Brett Tighe	our CFO;
Shibu Ninan	our CAO;
Larissa Schwartz	our CLO and Corporate Secretary; and
Jon Addison	our CRO.

Executive Transitions

In the first quarter of fiscal 2024 , we appointed Ms. Schwartz as our CLO and Corporate Secretary and an executive officer to replace Jonathan Runyan, our former General Counsel, who left Okta at that time. Prior to this appointment, Ms. Schwartz was serving as our Senior Vice President, Deputy General Counsel and Assistant Corporate Secretary.

In the first quarter of fiscal 2024, we appointed Mr. Addison as interim CRO, and in the fourth quarter of fiscal 2024, we appointed Mr. Addison as our CRO and an executive officer.

Executive Summary

Okta is the leading independent identity partner. Our vision is to free everyone to safely use any technology, and we believe identity is the key to making that happen. Our purpose is to bring simple and secure digital access to people and organizations everywhere. Our Workforce Identity Cloud and Customer Identity Cloud, powered by Auth0, enable our customers to securely connect the right people to the right technologies and services at the right time.

Highlights of Fiscal 2024 Corporate Performance

Specific financial highlights of our performance in fiscal 2024 include:

- **Revenue:** Total revenue was $2.263 billion, an increase of 22% year-over-year. Subscription revenue was $2.205 billion, an increase of 23% year-over-year.

- **Remaining Performance Obligations ("RPO"):** RPO, or subscription backlog, was $3.385 billion, an increase of 13% year-over-year. Current RPO, which is contracted subscription revenue expected to be recognized over the next 12 months, was $1.952 billion, an increase of 16% year-over-year.

- **GAAP Operating Loss:** GAAP (as defined below) operating loss was $516 million, or (23)% of total revenue, compared to a GAAP operating loss of $812 million, or (44)% of total revenue for fiscal 2023.

- **Non-GAAP Operating Income/Loss:** Non-GAAP operating income was $310 million, or 14% of total revenue, compared to a non-GAAP operating loss of $10 million, or (1)% of total revenue for fiscal 2023.

- **Net Loss:** GAAP net loss was $355 million, compared to a GAAP net loss of $815 million for fiscal 2023. GAAP net loss per share was $2.17, compared to a GAAP net loss per share of $5.16 for fiscal 2023. Non-GAAP net income was $286 million, compared to a non-GAAP net loss of $7 million for fiscal 2023. Non-GAAP basic and diluted net loss per share were $1.75 and $1.60, respectively, compared to non-GAAP basic and diluted net loss per share of $0.04 for fiscal 2023.

- **Cash Flow:** Net cash provided by operations was $512 million, or 23% of total revenue, compared to $86 million, or 5% of total revenue, for fiscal 2023. Free cash flow was $489 million, or 22% of total revenue, compared to $65 million, or 3% of total revenue, for fiscal 2023.

- **Customers:** Added approximately 1,350 customers, bringing our total customer count to more than 18,950 as of January 31, 2024.

To supplement our consolidated financial statements, which are prepared and presented in accordance with accounting principles generally accepted in the United States ("GAAP"), we provide investors with certain non-GAAP financial measures, including non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income or loss, non-GAAP operating margin, non-GAAP net income or loss, non-GAAP net margin, non-GAAP net income or loss per share, basic and diluted, non-GAAP tax rate, free cash flow, and free cash flow margin. For a full reconciliation for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP, please see the "Reconciliation of GAAP to Non-GAAP Data" section (pages 11 to 13) of Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on February 28, 2024.

Key Actions of Fiscal 2024 Executive Compensation Program

Consistent with our performance and compensation objectives for fiscal 2024, our compensation committee took the following key actions relating to the compensation of our NEOs for fiscal 2024:

- **Base Salary:** Maintained the annual base salaries of our CEO and CFO for fiscal 2024 at their fiscal 2023 levels, increasing the annual base salary of Mr. Ninan by 5% to more closely align with peer group compensation levels for similarly-situated executives, while increasing the annual base salaries of Ms. Schwartz by 7% and Mr. Addison by 23% in connection with their promotions to CLO and CRO, respectively.

- **Short-Term Incentive Compensation:** After achieving the performance objectives established under our Senior Executive Incentive Bonus Plan (the "Bonus Plan") at 117.6%, our compensation committee used negative discretion to reduce the payouts for internal pay equity purposes to 85% to 90% of target to more closely align with the achievement of goals established for our broader employee population. For fiscal 2024, Mr. Addison did not participate in the Bonus Plan but participated in a separate sales commission plan (the "Sales Commission Plan"). Based upon the achievement of company performance, Mr. Addison attained 87% of his target commission-based cash incentive award opportunity.

- **Long-Term Incentive Compensation:** In addition to time-based RSU awards, in response to stockholder feedback, we increased the mix of PSU awards granted to our executive officers.

  The PSU awards provide that the number of PSUs actually earned (between 0% and 200% of the target number of units awarded) will be determined based on our relative total stockholder return ("TSR") compared to the Nasdaq Composite Index TSR during three performance periods—a one-year, two-year and three-year performance period—each beginning on February 1, 2023. Based on the company's relative TSR performance over the one-year and two-year performance periods ending January 31, 2024, tranche one of the fiscal 2024 PSUs and tranche two of the fiscal 2023 PSUs were earned at 100% and 62%, respectively. Tranche one of the fiscal 2024 PSUs would have been earned at 200% of target based on relative TSR but was capped at 100% of target based on the PSU award design.

- **New Compensation Arrangements:** In connection with Ms. Schwartz's appointment as our CLO and Mr. Addison's appointment as our CRO during fiscal 2024, we entered into compensation packages with each of them that were intended: to align with the compensation packages offered to executives holding comparable positions at the companies in our compensation peer group; incentivize superior performance; and provide significant retentive value. In addition, each of Ms. Schwartz and Mr. Addison was added as a "covered executive" to our Executive Severance Plan.

- **Stock Ownership Guidelines:** In March 2023, we adopted a stock ownership policy for our executive officers who are subject to Section 16 of the Exchange Act, and the non-employee members of our board. Our stock ownership policy is described in more detail in "Other Compensation Policies—Stock Ownership Guidelines" below.

- **Compensation Clawback Policy:** In October 2023, we adopted a compensation clawback policy that provides for the recoupment of certain erroneously awarded incentive-based compensation paid to current or former executive officers in the event of an accounting restatement due to material noncompliance with financial reporting requirements. Our compensation clawback policy is described in more detail in "Other Compensation Policies—Compensation Clawback Policy" below.

Fiscal 2024 Executive Compensation Policies and Practices

Our executive compensation policies and practices reinforce our pay-for-performance philosophy and align with sound governance principles. Listed below are highlights of our fiscal 2024 compensation policies and practices.

What We Do	What We Do Not Do
✔ Use a "pay-for-performance" philosophy to align executive compensation with performance	✘ No "single-trigger" cash or service-vesting equity change-in-control payments or benefits for our executive officers; performance-vesting equity accelerates only to the extent of attainment of goals
✔ Use equity-based compensation to deliver a significant majority of the total compensation of our executive officers to further align their interests with those of our stockholders	✘ No tax reimbursement payments or "gross-ups" for any tax liability on severance or change-in-control payments or benefits
✔ Establish maximum payout amounts under our Bonus Plan and require a threshold level of achievement for payout with respect to each performance measure	✘ No guaranteed bonuses and no guaranteed base salary increases
✔ Conduct an annual risk assessment of our executive and broad-based compensation programs to promote prudent risk management	✘ No post-termination retirement, pension or deferred compensation benefits, other than participation in our 401(k) plan on the same terms as our other employees
✔ Maintain a compensation committee consisting solely of independent directors with extensive relevant experience	✘ No material perquisites other than periodic security costs for our executive officers, and no health or other benefits, other than those that are generally available to our other employees
✔ Conduct an annual review of our executive compensation strategy, competitiveness and compensation peer group	✘ No strict benchmarking of compensation to a specific percentile of our compensation peer group
✔ Maintain stock ownership guidelines for our executive officers and the non-employee members of our board	✘ No hedging or pledging of our securities by our directors or any employees, including our executive officers
✔ Retain an independent compensation consultant who reports directly to our compensation committee	
✔ Maintain an Exchange Act Rule 10D-1 and Nasdaq-compliant compensation clawback policy for our executive officers	

Non-Binding Advisory Stockholder Vote on Named Executive Officer Compensation

Our company and our compensation committee value the input of our stockholders. For this reason, since the fall of 2019, members of our management team have contacted our top institutional stockholders to discuss our business, ESG initiatives, board composition, and executive compensation program.

Our 2023 non-binding advisory Say-on-Pay vote received 95.6% support, which was a 41 point improvement over the prior year and reflected strong stockholder support for our executive compensation program. As in past years, we discussed our compensation programs with significant stockholders in the fall of 2023 (fiscal 2024). We contacted stockholders representing approximately 55% of our outstanding common stock. Our team met with governance professionals from passive funds as well as portfolio managers from active funds. The breadth of our outreach program enabled us to gather feedback from a significant cross-section of our stockholder base.

Based on our stockholder outreach, we learned that our stockholders largely supported our annual executive compensation program and the alignment between executive officer pay and our company's performance. We also received positive feedback on the addition of performance-based equity to our executive officer equity portfolio.

Based in part on the stockholder feedback we received in these and past outreach discussions, our compensation committee expanded our PSU program in fiscal 2024, increasing the percentage of our overall equity awards granted to executive officers that consist of PSUs.

In March 2023, we introduced robust stock ownership guidelines for our executive officers, encouraging even more alignment of the interests of our executive officers and our stockholders.

We value the opinions of our stockholders. Our board and our compensation committee consider stockholder feedback, in addition to the outcome of our non-binding advisory Say-on-Pay vote, when making compensation decisions for our executive officers.

Executive Compensation Philosophy, Objectives and Design

Our compensation philosophy is that an executive compensation program should drive and reward performance and further align the compensation of our executive officers with the long-term interests of our stockholders. Consistent with this philosophy, our executive compensation program is designed to achieve the following primary objectives:

- attract, motivate, incent and retain our executive officers, who contribute to our long-term success;

- provide compensation packages to our executive officers that are competitive and drive and reward the achievement of our business objectives; and

- effectively align our executive officers' interests with the interests of our stockholders by focusing on long-term equity incentives that correlate with the growth of sustainable long-term value for our stockholders.

Our executive compensation program design incorporates a mix of compensation elements, including base salary, short-term incentive compensation opportunities, long-term incentive compensation opportunities in the form of equity awards and benefits (such as change-in-control severance payments and benefits), to attract and retain our executive officers. In determining the amount of each element of direct compensation awarded to our executive officers, our compensation committee does not apply any fixed percentage of any one element in relation to the overall compensation package. Rather, our compensation committee looks at the overall compensation package, and the relative amount of each element on a stand-alone basis for each individual, to determine whether such amounts and mix of elements are consistent with the basic principles and objectives of our overall executive compensation program.

A significant majority of the compensation opportunity for our executive officers is weighted toward equity as opposed to cash compensation. We structure our executive compensation program to be heavily weighted toward variable, long-term and "at risk" equity compensation, which we also believe correlates with the growth of sustainable long-term value for our stockholders.

We evaluate our executive compensation philosophy and executive compensation program, including design and competitiveness, at least annually and as circumstances require. As part of this review process, our compensation committee applies our values and the objectives outlined above.

Compensation Committee Oversight of Executive Compensation Process

Our compensation committee discharges many of the responsibilities of our board relating to the compensation of our executive officers and makes recommendations to our board regarding the compensation of the non-employee directors of our board (described in "Corporate Governance—Non-Employee Director Compensation" above), and regularly reports to our board on its discussions, decisions, and other actions. Our compensation committee has overall responsibility for overseeing our compensation structure, policies and programs generally, and for overseeing and evaluating the compensation plans, policies and practices applicable to our executive officers. Our compensation committee has the authority to retain, and has retained, an independent compensation consultant to provide support to our compensation committee in its review and oversight of our executive compensation program.

Our compensation committee reviews the base salary levels, short-term incentive compensation opportunities, and long-term incentive compensation opportunities of our executive officers each fiscal year at the beginning of the year, or more frequently as warranted. Long-term incentive compensation is granted on a regularly-scheduled basis, as described in "Other Compensation Policies—Amended and Restated Equity Award Grant Policy" below.

Compensation-Setting Process

Role of the Compensation Committee

Our compensation committee determines the target total direct compensation opportunities for our executive officers. When making these decisions, our compensation committee reviews the recommendations of our CEO (other than with respect to himself) and other data, including input from its independent compensation consultant, compensation survey data, and the publicly-available compensation data of our compensation peer group. Our compensation committee then draws upon its members' experience and exercises its independent judgment to determine, for each of our executive officers, the target total direct compensation and each element of compensation.

Our compensation committee does not rely on a single method or measure in making its determinations, nor does it establish specific targets for the total direct compensation opportunities of our executive officers. Nonetheless, our compensation committee begins its deliberations on cash and equity compensation levels with reference to the 25th, 50th and 75th percentile levels for cash compensation and target total direct compensation, as reflected in competitive market data. For more information, please see "Competitive Positioning" below.

When determining the amount and approving each compensation element and the target total direct compensation opportunity for our executive officers, our compensation committee considers the following factors, among others:

- our performance against the corporate performance objectives established by our compensation committee and our board;

- our financial performance relative to our compensation peer group;

- the compensation levels and practices of our compensation peer group and/or selected broad-based compensation surveys;

- each individual executive officer's skills, experience and qualifications relative to other similarly-situated executives at the companies in our compensation peer group and/or selected broad-based compensation surveys;

- the scope of each individual executive officer's role compared to other similarly-situated executives at the companies in our compensation peer group and/or selected broad-based compensation surveys; and

- the performance of each individual executive officer, based on a subjective assessment of his or her contributions to our overall performance, ability to lead his or her function, and ability to work as part of a team.

These items reflect our core values and encourage compensation parity among our individual executive officers, and provide the framework for compensation decision-making and final decisions regarding the compensation opportunity for each executive officer. No single factor acts to determine specific pay levels, nor was the impact of any factor on the ultimate pay level decisions quantifiable. Instead, our compensation committee uses its judgment to evaluate the factors as a whole in reaching compensation decisions.

Role of our CEO

In discharging its responsibilities, our compensation committee works with members of management, including our CEO. Management assists our compensation committee by providing information on corporate and individual performance, financial impact analysis, competitive market compensation data and management's perspective on compensation matters. Our CEO makes compensation recommendations for each of our executive officers other than himself. These recommendations cover each executive officer's target total direct compensation, consisting of base salary, short-term incentive compensation opportunity, and long-term incentive compensation in the form of equity awards. In making these compensation recommendations, our CEO considers a variety of factors, including the company's business results, the executive officer's individual contribution toward these results, the executive officer's role and performance of his or her duties, whether the executive officer has achieved his or her individual goals, and the relative compensation parity among all of our executive officers.

Our compensation committee reviews the recommendation of our CEO (other than with respect to himself) and other data, and then exercises its own independent judgment to determine the target total direct compensation, and each element thereof, for each of our executive officers, including our CEO. While our CEO typically attends meetings of our compensation committee, our compensation committee meets regularly in executive sessions outside the presence of our CEO when determining his compensation and when discussing other matters.

Role of the Compensation Consultant

Our compensation committee engages an independent compensation consultant to provide information, analysis and other advice relating to our executive compensation program and the decisions resulting from our compensation committee's annual executive compensation review. For fiscal 2024, our compensation committee retained Compensia, a nationally recognized compensation consulting firm with expertise relating to technology companies. Compensia provided our compensation committee with market information, analysis and other advice relating to executive compensation on an ongoing basis. Compensia was engaged directly by our compensation committee to, among other things:

- assist in developing a relevant group of peer companies to help our compensation committee determine the appropriate level of overall compensation for our executive officers;

- assess each separate element of compensation, with a goal of ensuring that the compensation we offer to our executive officers, individually as well as in the aggregate, is competitive and fair;

- review and provide recommendations regarding the compensation of the non-employee directors of our board;

- provide market practices for equity compensation design;

- conduct an executive compensation risk assessment;

- coordinate with our management for data collection and job matching for our executive officers; and

- support other ad hoc matters, such as compensation packages for new executive officers, throughout the year.

Based on its consideration of the factors specified in SEC rules and the Nasdaq listing standards, our compensation committee does not believe that its relationship with Compensia and the work of Compensia on behalf of our compensation committee has raised any conflict of interest. Our compensation committee reviews these factors on an annual basis. As part of our compensation committee's determination of Compensia's independence, it received written confirmation from Compensia addressing these factors and stating Compensia's belief that it remains an independent compensation consultant to our compensation committee.

Competitive Positioning

For purposes of comparing our executive compensation against the competitive market, our compensation committee reviews and considers the compensation levels and practices of a group of peer companies.

In September 2022, with the assistance of Compensia, our compensation committee reviewed the compensation peer group we used as a reference when making compensation decisions for fiscal 2024, which was generally developed from publicly-traded companies with three primary characteristics:

- a focus on software, with an emphasis on application software, internet and services, and systems software business models;

- revenue of approximately $800 million to approximately $4.8 billion (0.5 to 3.0 times our last four fiscal quarters' revenue of approximately $1.6 billion); and

- a market capitalization of approximately $3.8 billion to approximately $61.4 billion (within a range of 0.25 to 4.0 times our 30-day average market capitalization of approximately $15.4 billion in September 2022).

Where appropriate, we further refined our peer group by focusing on companies with strong one-year and three-year revenue growth, strong market capitalization-to-revenue multiples, and on companies based in the San Francisco Bay Area or in other U.S. metropolitan areas. Based on the foregoing review, our compensation committee removed Zendesk, due to its acquisition, from the compensation peer group, and added Autodesk and Elastic for fiscal 2024, and approved the following compensation peer group to assist with the determination of fiscal 2024 compensation for our NEOs:

Autodesk	HubSpot	The Trade Desk
Cloudflare	MongoDB	Twilio
Coupa Software	Palo Alto Networks	Veeva Systems
CrowdStrike Holdings	Paycom Software	Workday
Datadog	RingCentral	Zoom Video Communications
DocuSign	ServiceNow	Zscaler
Dynatrace	Snowflake	
Elastic	Splunk	

Our compensation committee uses data drawn from the public filings of the companies in our compensation peer group, as well as data from a custom peer cut of the Radford Global Technology survey (which included 19 of our 22 peer companies), to evaluate the competitive market when determining the total direct compensation packages for our executive officers.

Our compensation committee reviews our compensation peer group at least annually and adjusts its composition, if warranted, taking into account changes in both our business and the businesses of our compensation peer group.

Elements of Our Executive Compensation Program

Our executive compensation program consists of the following primary elements:

- base salary;
- short-term incentive compensation in the form of annual bonuses and, in the case of Mr. Addison, sales commissions;
- long-term incentive compensation in the form of equity awards; and
- severance and change-in-control-related payments and benefits.

We also provide our executive officers with comprehensive employee benefit programs, including medical, dental and vision insurance, a 401(k) plan in the United States and pension scheme in the United Kingdom, life and disability insurance, flexible spending accounts, an employee stock purchase plan, and other plans and programs made available to all our eligible employees.

We believe these elements provide a compensation package that attracts and retains qualified individuals, links individual performance to company performance, focuses the efforts of our executive officers on the achievement of both our short-term and long-term objectives, and further aligns the interests of our executive officers with those of our stockholders.

Base Salaries

We provide base salary as a fixed source of compensation for each of our executive officers, allowing them a degree of certainty relative to the significant majority of their compensation that is based on equity awards, the value of which varies based on our stock price. Our compensation committee recognizes the importance of base salaries as an element of compensation that helps to attract and retain highly qualified executive talent.

At the beginning of each year, our compensation committee reviews, and adjusts as necessary, the annual base salaries for each of our executive officers, including our CEO. Our compensation committee does not apply specific formulas in setting annual base salary levels or determining adjustments from year to year. However, in completing its annual review and adjustment, our compensation committee generally intends to pay our executive officers annual base salaries that are competitive with current market practice (as reflected by our compensation peer group and/or selected broad-based compensation surveys). In addition, our compensation committee considers the factors described in "Compensation-Setting Process—Role of the Compensation Committee" above.

In March 2023, in connection with its review of our executive compensation program, our compensation committee reviewed the annual base salaries of our executive officers and determined that the annual base salaries of our CEO and CFO would remain the same as in effect for fiscal 2023. Our compensation committee also decided to increase the annual base salary of Mr. Ninan by 5% to more closely align with competitive market compensation levels for similarly-situated executives, and to increase the annual base salary of Ms. Schwartz by 7% in connection with her promotion to CLO.

The annual base salaries of our NEOs for fiscal 2024, as determined in March 2023, were as follows:

Annual Base Salaries for Fiscal 2024

NEO	Fiscal 2023 Annual Base Salary ($)	Fiscal 2024 Annual Base Salary[1] ($)	Percentage Increase in Annual Base Salary
Mr. McKinnon	306,000	306,000	—
Mr. Tighe	480,000	480,000	—
Mr. Ninan	380,000	399,000	5%
Ms. Schwartz	419,950	450,000	7%

(1) Base salary changes were effective February 1, 2023.

In connection with Mr. Addison's promotion to CRO and being appointed as an executive officer during the fourth quarter of fiscal 2024, our compensation committee approved an annual base salary for Mr. Addison of $450,000, based on a variety of factors, including Mr. Addison's qualifications, experience, and competitive market data.

The base salaries actually paid to our NEOs during fiscal 2024 are set forth in the "Fiscal 2024 Summary Compensation Table" below.

Annual Performance-Based Incentive Compensation

We use performance-based incentives to motivate our NEOs to achieve our annual financial and operational objectives, while making progress toward our longer-term strategic and growth goals. Typically, near the beginning of each fiscal year, our compensation committee adopts the performance criteria and related target levels for our Bonus Plan for that fiscal year, and establishes the target annual incentive compensation opportunity for each plan participant based on a percentage of each participant's annual base salary, the performance measures and the associated target levels for each measure, and the potential payments based on actual performance for the fiscal year. In addition, our compensation committee considers the factors described in "Compensation-Setting Process—Role of the Compensation Committee" above.

Overview and Structure

In March 2023, our compensation committee adopted the performance criteria and related target levels under the Bonus Plan for fiscal 2024. As adopted, the Bonus Plan provided for an annual performance period.

Target Annual Incentive Compensation Opportunities

In March 2023, in connection with its review of our executive compensation program, our compensation committee determined that the target annual incentive compensation opportunity for Ms. Schwartz would be increased to 50% of her annual base salary in connection with her promotion, while the target annual incentive compensation opportunities of our CEO and other NEOs would remain the same as in effect for fiscal 2023.

The target annual incentive compensation opportunities of our NEOs for fiscal 2024 as determined in March 2023 were as follows:

Target Annual Incentive Compensation Opportunities for Fiscal 2024

NEO	Fiscal 2024 Annual Base Salary ($)	Target Annual Incentive Compensation Opportunity as Percentage of Base Salary	Target Annual Incentive Compensation Opportunity Under the Bonus Plan ($)
Mr. McKinnon	306,000	65%	198,900
Mr. Tighe	480,000	65%	312,000
Mr. Ninan	399,000	45%	179,550
Ms. Schwartz	450,000	50%	225,000

Mr. Addison did not participate in the Bonus Plan in fiscal 2024. However, throughout fiscal 2024 and prior to his promotion to CRO and appointment as an executive officer in the fourth quarter of fiscal 2024, Mr. Addison participated in the Sales Commission Plan with a target sales commission opportunity of $268,908.

Corporate Performance Measures

To measure performance for purposes of the Bonus Plan, in March 2023 our compensation committee selected revenue (weighted 70%) and non-GAAP operating income (weighted 30%) as the corporate performance measures that best supported our annual operating plan and enhanced long-term value creation for our stockholders. For this purpose:

- "revenue" meant GAAP revenue as reflected in our quarterly and annual financial statements; and

- "non-GAAP operating income" meant GAAP operating income as reflected in our quarterly and annual financial statements, adjusted to exclude expenses related to stock-based compensation, non-cash charitable contributions, amortization of acquired intangibles, acquisition- and integration-related expenses, restructuring costs related to severance and termination benefits and lease impairments in connection with the closing of certain leased facilities, amortization of debt issuance costs, and gains and losses on early extinguishment of debt.

Bonus Plan Funding Methodology

The threshold, target and maximum performance goals for each measure and the percentage of target bonus earned at each performance level for 2024 annual incentive awards were as follows:

Annual Bonus Plan Measures

	Revenue (70% weight)			Non-GAAP Operating Income (30% weight)		
	Total Revenue (in millions) ($)	Percentage of Target Goal Achieved	Percentage of Target Bonus Earned	Total Non-GAAP Operating Income (in millions) ($)	Percentage of Target Goal Achieved	Percentage of Target Bonus Earned
Maximum	2,573.7	115%	150%	261.9	125%	150%
Target	2,238.2	100%	100%	209.5	100%	100%
Threshold	2,014.4	90%	25%	188.5	90%	50%

If actual performance for fiscal 2024 was less than 90% of the applicable performance target, no payment would be earned with respect to that target. Our compensation committee set high thresholds to ensure that incentive payments would require significant achievement. Total potential payments were capped at 150% of the target annual cash incentive opportunities to manage potential incentive compensation costs and avoid incentivizing undue risk in our executive compensation program, while still maintaining appropriate incentives for our executive officers.

With respect to the revenue component, for each additional 1% achievement between 90% and 100% of target, the percentage of target bonus earned would increase by 7.5%, and for each additional 1% achievement between 100% and 115% of target, the percentage of target bonus earned would increase by 3.3%, with a maximum bonus payment of 150% of target.

With respect to the non-GAAP operating income component, for each additional 1% achievement between 90% and 100% of target, the percentage of target bonus earned would increase by 5%, and for each additional 1% achievement between 100% and 125% of target, the percentage of target bonus earned would increase by 2%, with a maximum bonus payment of 150% of target.

Performance in Fiscal 2024 and Payments

In early 2024, our compensation committee assessed our performance under the Bonus Plan using the process described above. First, our compensation committee measured actual Bonus Plan performance, prior to the use of negative discretion, against the pre-established target levels for the fiscal year. For fiscal 2024, our achievement against the target performance levels under the Bonus Plan, prior to the use of negative discretion, was as follows:

Performance Measure	Target ($)	Result ($)	Actual Achievement of Target
Revenue	2,238.2 million	2,262.8 million	103.7%
Non-GAAP Operating Income	209.5 million	296.5 million	150%

For the full fiscal year, our achievement of the revenue performance measure resulted in payment funding of 103.7% of target and our achievement of the non-GAAP operating income performance measure resulted in payment funding of 150% of target. Based on a relative weighting of 70% for the revenue performance measure and 30% for the non-GAAP operating income performance measure, the total achievement percentage for fiscal 2024 was 117.6%. After considering the recommendation of our CEO, our compensation committee exercised negative discretion and reduced the bonus payments for our executive officers to range from 85% to 90% of their target opportunity to more closely align with the achievement of goals established for our broader employee population.

As a result, the total payments to our NEOs under the Bonus Plan in fiscal 2024 were as follows:

Bonus Plan Payments for Fiscal 2024

NEO	Fiscal 2024 Target Annual Incentive Compensation Opportunity ($)	Fiscal 2024 Actual Annual Incentive Compensation Payment ($)
Mr. McKinnon	198,900	169,065
Mr. Tighe	312,000	265,200
Mr. Ninan	179,550	161,596
Ms. Schwartz	225,000	191,250

The fiscal 2024 incentive compensation payments under the Bonus Plan were made in cash.

Sales Commission Plan for Mr. Addison

Mr. Addison did not participate in the Bonus Plan but was eligible to receive cash sales commissions based on the company's achievement of specific fiscal 2024 net annualized recurring revenue objectives. Mr. Addison's target commission-based cash incentive award opportunity was set at 50% of his overall target cash compensation opportunity (consisting of his base salary and target commission-based cash incentive award opportunity). The entire commission-based target amount was related to the achievement of a pre-established net annualized recurring revenue objective. The Sales Commission Plan design also provided for an additional commission incentive based on the volume of multi-year bookings closed by the sales organization in the fiscal year in order to incentivize the pursuit of multi-year contracts with our customers. We are not disclosing the multi-year bookings and fiscal 2024 target, or actual net annualized recurring revenue amounts because these amounts represent confidential information, the disclosure of which would result in competitive harm. However, the company set the targets at definitive, rigorous and objective levels so as to require significant effort and achievement by Mr. Addison to be attained.

For fiscal 2024, Okta's actual net annualized recurring revenue was below the target level set for Mr. Addison. As a result, Mr. Addison's actual commission-based cash incentive was 87% of his target level. Mr. Addison's award was based on a pre-established formula and was not subject to discretion. The amount paid to Mr. Addison pursuant to his Sales Commission Plan for fiscal 2024, including the additional payment based on achievement against the multi-year booking target, was $286,132.

Long-Term Incentive Compensation

We view long-term incentive compensation in the form of equity awards as a critical element of our executive compensation program. The realized value of these equity awards has a direct relationship to our stock price; therefore, these awards are an incentive for our executive officers to create value for our stockholders. Equity awards also help us retain qualified executive officers in a competitive market. In fiscal 2024, long-term equity awards were granted in the form of PSUs and RSUs.

PSU awards provide a direct link between compensation and stockholder return, motivating our executive officers to focus on and strive to achieve both our annual and long-term financial and strategic objectives. We further believe that RSU awards provide a strong retention incentive for our executive officers, provide a reward for growth in the value of our Class A common stock and are

less dilutive than other equity vehicles, such as stock options, to our stockholders. Since their value increases with any increase in the value of the underlying shares, RSU awards serve as an incentive which aligns with the long-term interests of our executive officers and stockholders. Unlike stock options, however, RSU awards have real economic value when they vest, even if the market price of our Class A common stock declines or stays flat, thus delivering more predictable value to our executive officers.

Long-term incentive compensation opportunities in the form of equity awards are granted by our compensation committee on a regularly-scheduled basis, as described in "Other Compensation Policies—Amended and Restated Equity Award Grant Policy" below and are typically granted annually.

Annual Equity Awards

In March 2023, our compensation committee determined to increase the percentage of overall equity awards granted to our executive officers that consisted of PSUs. As a result, the annual equity awards granted to our then-executive officers consisted of a mix, based on the number of underlying shares at target, of service-based RSU awards (50% for the CEO and 67% for other executive officers) and PSU awards (50% for the CEO and 33% for other executive officers).

In determining the aggregate value of the equity awards granted to our executive officers in fiscal 2024, our compensation committee considered our performance, market data for each executive officer, the criticality of individual roles, recent promotions, the individual skills, experience and performance of each executive officer, and the mix of cash and equity compensation to ensure that equity awards would motivate the creation of long-term value. In addition, our compensation committee considers the factors described in "Compensation-Setting Process—Role of the Compensation Committee" above.

In March 2023, our compensation committee granted the following annual equity awards to our NEOs:

Annual Equity Awards for Fiscal 2024

NEO	PSU Awards that May be Earned and Settled in Shares of our Class A Common Stock (value of underlying stock based on target performance) ($)	PSU Awards that May be Earned and Settled in Shares of our Class A Common Stock (target number of shares)[1]	RSU Awards that May be Settled in Shares of our Class A Common Stock (value) ($)	RSU Awards that May be Settled in Shares of our Class A Common Stock (number of shares)[2]
Mr. McKinnon	9,500,000	126,062	9,500,000	126,062
Mr. Tighe	2,805,000	37,222	5,695,000	75,571
Mr. Ninan	247,500	3,285	502,500	6,668
Ms. Schwartz	1,980,000	26,274	4,020,000	53,344
Mr. Addison[3]	—	—	3,000,000	39,809

(1) The number of shares of our Class A common stock subject to these PSU awards based on target performance was calculated by dividing the dollar value of the award by the average closing market price on the Nasdaq Global Select Market of one share of our Class A common stock in February 2023, which was $73.36 per share.

(2) The number of shares of our Class A common stock subject to these RSU awards was calculated by dividing the dollar value of the award by the average closing market price on the Nasdaq Global Select Market of one share of our Class A common stock in February 2023, which was $73.36 per share.

(3) Mr. Addison's RSU award was granted to him in connection with his appointment as our interim CRO. Mr. Addison was not an executive officer at the time our compensation committee granted PSU awards in March 2023, and was therefore not eligible for a PSU award.

PSU Awards

The PSU awards granted in fiscal 2024 to our NEOs are to be earned, if at all, based on the performance of our TSR relative to the TSR of the companies comprising the Nasdaq Composite Index (the "Index") during three performance periods: a one-year period from February 1, 2023 through January 31, 2024 ("Performance Period 1"), a two-year period from February 1, 2023 through January 31, 2025 ("Performance Period 2") and a three-year period from February 1, 2023 through January 31, 2026 ("Performance Period 3").

The number of units earned (and accordingly, the number of shares of our Class A common stock issuable) for each performance period will be determined by multiplying the Achievement Factor (as defined below) for such performance period by one-third of the total number of units granted to the NEO, subject to such NEO remaining in our service as a director, consultant or employee through March 15th of the calendar year in which the applicable performance period ends.

Following the end of each performance period, our compensation committee will compare our TSR to the TSR of the Index for that performance period, and determine the Achievement Factor, based on our relative TSR. The following table shows how the Achievement Factor for each performance period will be determined:

Relative TSR for Performance Periods 1 and 2	Achievement Factor
Below the 30th percentile of the Index	0
At the 30th percentile of the Index	0.5
At or above the 55th percentile of the Index	1

Relative TSR for Performance Period 3	Achievement Factor[1]
Below the 30th percentile of the Index	0
At the 30th percentile of the Index	Prior Achievement Sum greater than or equal to 1 = 0.5 Prior Achievement Sum less than 1 = 1.5 less the Prior Achievement Sum
At the 55th percentile of the Index	3 less the Prior Achievement Sum
At or above the 80th percentile of the Index	6 less the Prior Achievement Sum

(1)   "Prior Achievement Sum" means the sum of the Achievement Factors for Performance Period 1 and Performance Period 2.

If the relative TSR achieved during the applicable performance period is between two of the achievement levels indicated in the tables above, the Achievement Factor for that performance period will be determined using linear interpolation. The maximum number of PSUs that can be earned for all three performance periods combined is 200% of the number of PSUs granted.

RSU Awards

The annual fiscal 2024 RSU awards granted to the NEOs vested as to 6.25% of the award on June 15, 2023, with the remaining units vesting in 15 equal quarterly installments thereafter, subject to the NEO's continuous employment with us through each applicable vesting date. Each unit granted pursuant to the RSU awards represents a contingent right to receive one share of our Class A common stock upon vesting.

PSU Achievement for Performance Period 1 of Fiscal 2024 PSUs and Performance Period 2 of Fiscal 2023 PSUs

In March 2024, our compensation committee determined that, based on our TSR relative to the TSR of the Index, the Achievement Factor for the fiscal 2024 and fiscal 2023 PSUs were as follows:

- Performance Period 1 of the fiscal 2024 PSUs would have been 200% of target, but based on the PSU design, was capped at target at 100% of target.

- Performance Period 2 of the fiscal 2023 PSUs was 62% of target.

Mr. Addison's Promotion Equity Award

On December 14, 2023, and in connection with Mr. Addison's appointment as our CRO, our compensation committee granted to Mr. Addison an award of 43,092 time-based RSUs with a target value of $3 million, which was converted into a number of RSUs using the average closing trading price of our Class A common stock over the month of November 2023. This RSU award vests quarterly over three years, as described in the "Fiscal 2024 Grants of Plan-Based Awards Table" below.

The equity awards granted to our NEOs in fiscal 2024 are set forth in the "Fiscal 2024 Summary Compensation Table" and the "Fiscal 2024 Grants of Plan-Based Awards Table," each below.

Employee Benefit Programs

Our NEOs based in the United States are eligible to participate in all of our employee benefit plans offered to U.S. employees, including our 401(k) plan, employee stock purchase plan, and medical, dental, life and disability insurance plans, in each case on the same basis as other U.S. employees. Mr. Addison, who is based in the United Kingdom, is eligible to participate in all of our employee benefit plans offered to U.K. employees, including our pension scheme, employee stock purchase plan, and medical, dental, life and disability insurance plans, in each case on the same basis as other U.K. employees.

Perquisites and Other Personal Benefits

We typically provide limited or no perquisites or other personal benefits to our NEOs. During fiscal 2024, none of our NEOs received perquisites or other personal benefits that were, in the aggregate, $10,000 or more for each individual, except our CRO, for whom we paid a car allowance, which is a customary practice for executives in the United Kingdom.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive team more efficient and effective or for recruitment or retention purposes. All future practices with respect to perquisites or other benefits for our executive officers will be subject to review and approval by our compensation committee.

401(k) Plan

We maintain a tax-qualified retirement plan, with company matching contributions of up to $5,000 per calendar year, that provides all regular U.S. employees, including our executive officers, with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan, subject to applicable annual limits under the U.S. Internal Revenue Code (the "Code"). Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Employee elective deferrals are 100% vested at all times. As a U.S. tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

U.K. Pension Scheme

We maintain a tax-qualified pension scheme, with company matching contributions of up to 4% of salary per calendar year, that provides all regular U.K. employees, including our executive officers, with an opportunity to save for retirement on a tax-advantaged basis. Under our pension scheme, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the pension scheme. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. As a U.K. tax-qualified retirement pension scheme, contributions to the pension scheme and earnings on those contributions are not taxable to the employees until distributed from the pension scheme, and all contributions are deductible by us when made.

Post-Employment Compensation Arrangements

Not in Connection with a Change in Control

Our Executive Severance Plan provides that upon the termination of employment of an eligible participant by us for any reason other than for "cause" (as defined in the Executive Severance Plan), death or disability outside of the "change-in-control period" (defined as the period beginning three months prior to and ending 12 months after a Sale Event, as defined in the 2017 Plan), an eligible participant will be entitled to receive, subject to the timely execution and delivery of an effective release of claims in favor of our company:

- a lump sum cash payment equal to 12 months of base salary for our CEO, nine months of base salary for our other executive officers and six months of base salary for the other participants; and

- a monthly cash payment equal to our contribution toward health insurance for 12 months for our CEO, nine months for our other executive officers and six months for the other participants.

In Connection with a Change in Control

Our Executive Severance Plan also provides that upon (i) the termination of employment of an eligible participant by us other than for cause, death or disability, or (ii) the resignation of an eligible participant for "good reason" (as defined in the Executive Severance Plan),

in each case within the change-in-control period, an eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the timely execution and delivery of an effective general release of claims in favor of our company:

- a lump sum cash payment equal to 18 months of base salary for our CEO, 12 months of base salary for our other executive officers and nine months of base salary for the other participants;

- a lump sum cash payment equal to the eligible participant's annual target incentive compensation opportunity;

- a monthly cash payment equal to our contribution toward health insurance for 18 months for our CEO, 12 months for our other executive officers and nine months for the other participants; and

- full accelerated vesting of all outstanding and unvested equity awards held by such participant, provided that any unvested and outstanding equity awards subject to performance conditions will be deemed satisfied at the target levels specified in the applicable award agreements.

The payments and benefits provided under our Executive Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may subject an eligible participant to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the recipient.

Death-Related Equity Acceleration Policy

Our compensation committee has adopted a policy that upon the termination of employment of any employee due to death, all equity awards that vest solely based on continued service to our company (that is, stock options and RSU awards) and that are outstanding and held by such individual immediately prior to his or her death will fully accelerate and vest effective as of the date of death.

PSU Treatment on Death, Disability or Change in Control

The terms of the PSU award agreement provide for the following treatment on a termination of service:

- **Disability:** Upon a termination due to disability, the participant's service will be deemed to have continued through each vesting date, and the participant's unvested PSUs will be eligible to vest on the vesting date to the extent the applicable performance goals are achieved.

- **Death:** Upon a termination due to death, for each performance period that is complete as of the date of death, the participant's service will be deemed to have continued through the applicable vesting date, and the participant's unvested PSUs will be eligible to vest on the vesting date to the extent the applicable performance goals are achieved, and for each performance period that is not complete as of the date of death, the unvested PSUs attributable to each performance period will accelerate as of the date of death and vest as though a relative TSR in the 55th percentile had been achieved.

- **Sale Event:** In the event of a Sale Event (as defined in the 2017 Plan) prior to the end of Performance Period 3, then a number of PSUs determined based on the Achievement Factor calculated for each performance period as of a date prior to the Sale Event by the 2017 Plan's administrator will vest, subject to the PSU holder remaining employed with the company through the effective date of the Sale Event.

Other Compensation Policies

Amended and Restated Equity Award Grant Policy

Our compensation committee has adopted an Equity Award Grant Policy (the "Grant Policy"), which was most recently amended in December 2021. Under this policy, we generally grant equity awards on a regularly-scheduled basis to enhance the effectiveness of our internal control over our equity award grant process. Pursuant to the Grant Policy, our compensation committee has delegated certain limited authority to an equity committee consisting of our CEO, Chief People Officer, CFO and CLO (the "equity committee"), by which any two members of the equity committee may approve the grant of routine new hire, promotion, refresh and certain other equity awards to employees within equity guidelines reviewed and approved from time to time by our compensation committee and subject to other limitations and requirements. The equity committee may not grant equity awards to its members, to employees who are subject to the reporting and other provisions of Section 16 of the Exchange Act or to employees with titles more senior than senior vice president. Grants of equity awards are generally made monthly and will be effective on the date such grant is approved by our compensation committee or the equity committee, as applicable.

Compensation Clawback Policy

In October 2023, our board adopted a compensation clawback policy that provides for the recoupment of certain erroneously awarded incentive compensation paid to current or former executive officers in the event of an accounting restatement due to material noncompliance with financial reporting requirements. The policy is compliant with Exchange Act Rule 10D-1 and Nasdaq listing standards regarding recovery of excess incentive-based compensation, and is applicable to current and former executive officers in the event of a required accounting restatement.

Mandatory Stock Ownership Guidelines

Our compensation committee believes that stock ownership by our executive officers and the non-employee directors of our board is important to promote a long-term perspective and align the interests of our executive officers and non-employee directors with those of our stockholders. In March 2023, our compensation committee adopted mandatory stock ownership guidelines for our executive officers and non-employee directors, which require each executive officer and non-employee director to hold shares of our common stock with an aggregate value equal to at least a specified multiple of each executive officer's base salary, or each non-employee director's annual cash board retainer, as applicable. This is intended to create clear guidelines that tie a portion of the executive officers' and non-employee directors' net worth to the performance of our common stock price. The current stock ownership guidelines are as follows:

	CEO	Other Executive Officers	Directors
Multiple of Base Salary/Board Retainer	5x	1x	3x

Executive officers have five years from their date of hire or promotion to a position subject to a higher ownership threshold to satisfy the required level of stock ownership. Non-employee directors have five years from their board appointment to satisfy the required level of stock ownership. Our compensation committee reviews progress against these guidelines and requirements annually and will update them as appropriate. As of the most recent review of attainment, each of our executive officers and non-employee directors had satisfied the ownership guidelines.

Policy Prohibiting Hedging and Pledging of Company Securities

Our insider trading policies prohibit the members of our board and all employees, including our executive officers, from engaging in derivative securities transactions, including hedging, with respect to our securities, and from pledging our securities as collateral for a loan or holding company securities in a margin account. Our insider trading policies require that members of our board and our executive officers may trade in our securities only pursuant to trading plans that comply with Exchange Act Rule 10b5-1. Certain other employees are subject to certain pre-clearance procedures in order to trade in our securities or may trade pursuant to trading plans that comply with Exchange Act Rule 10b5-1.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Code generally places a $1 million limit on the amount of compensation a public company can deduct in any one year for certain current and former executive officers. While our compensation committee considers tax deductibility as one factor in determining executive compensation, our compensation committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program, even if the awards are not deductible by us for tax purposes.

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceed certain prescribed limits, and that our company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We have not agreed to provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999 of the Code.

Section 409A of the Code

Section 409A of the Code imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A of the Code. Although we do not maintain a traditional nonqualified deferred compensation plan for our executive officers, Section 409A of the Code does apply to certain severance arrangements, bonus arrangements and equity awards. We have structured all such arrangements and awards in a manner to either be exempt from or comply with the applicable requirements of Section 409A of the Code.

Accounting for Stock-Based Compensation

We follow ASC Topic 718 for our stock-based compensation awards. ASC Topic 718 requires us to measure the compensation expense for all share-based payment awards made to our employees and non-employee directors of our board, including options to purchase shares of our common stock, RSUs, PSUs and other stock awards, based on the "grant date fair value" of these awards. While our compensation committee may consider grant date fair value in awarding equity compensation, it retains discretion to use other measures of value when determining the number of shares underlying equity awards. Regardless of the method used by the compensation committee when granting equity awards, the calculation of grant date fair value is performed for accounting purposes and reported in the executive compensation tables required by the federal securities laws, even though the recipient may never realize any value from such awards.

Executive Compensation

Fiscal 2024 Summary Compensation Table

The following table presents information regarding the compensation awarded to, earned by and paid to each of our NEOs in fiscal 2024, 2023 and 2022.

Name and Principal Position[1]	Fiscal Year	Salary ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)	Total ($)
Todd McKinnon CEO[5]	2024	306,000	29,530,934	—	169,065	6,226	30,012,225
	2023	306,000	—	—	98,853	7,337	412,190
	2022	306,000	7,412,097	23,899,745	165,312	37,323	31,820,477
Brett Tighe CFO[6]	2024	480,000	11,959,365	—	265,200	6,004	12,710,569
	2023	480,000	18,174,779	—	155,103	5,738	18,815,620
	2022	385,031	4,824,969	—	174,248	—	5,384,248
Shibu Ninan CAO[7]	2024	399,000	1,055,329	—	161,596	5,833	1,621,758
	2023	175,606	1,941,505	—	39,608	2,280	2,158,999
Larissa Schwartz CLO and Corporate Secretary[8]	2024	450,000	8,441,733	—	191,250	5,026	9,088,009
Jon Addison CRO[9][10]	2024	364,896	6,856,102	—	286,132	29,113	7,536,243

(1) Mr. Ninan was not an NEO in the fiscal year ending January 31, 2022 ("fiscal 2022"), and Ms. Schwartz and Mr. Addison were not NEOs in fiscal 2023 or 2022, so their compensation is not presented for those periods. Mr. McKinnon serves on our board but is not paid compensation for such service.

(2) The amounts reported represent the aggregate grant date fair values of the RSUs granted to our NEOs in fiscal 2024, 2023 and 2022, and the PSUs granted to our NEOs in fiscal 2024 and 2023, calculated in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair values of the RSUs are set forth in the notes to our consolidated financial statements included in our 2024 Annual Report. The grant date fair values of the PSUs were calculated based on the application of a Monte Carlo simulation model to determine the probable outcomes of the market-based performance conditions. These amounts do not necessarily correspond to the actual value recognized by our NEOs.

The Monte Carlo valuation method simulates a range of possible future stock prices for our company and the Index using certain inputs. Such inputs for the PSUs granted in fiscal 2024 and 2023 consisted of the following:

Fiscal Year of Grant	Expected Term[a]	Stock Price Volatility[b]		Risk-Free Interest Rate[c]
		Company	Index	
2024	2.87 years	62.37%	71.63%	3.97%
2023	2.86 years	49.18%	72.31%	2.34%

(a) Based on the time period from the grant date to the end of the longest performance period (the "simulation term").
(b) Based on historical stock price volatility over the 2.87 years prior to the date of grant.
(c) Derived from the continuously compounded yield on zero-coupon U.S. Treasury STRIPS as of the grant date for a period equivalent to the simulation term.

The vesting conditions and other terms of the PSU awards are discussed in more detail in "Compensation Discussion and Analysis" above, and the "Fiscal 2024 Grants of Plan-Based Awards Table" and "Fiscal 2024 Outstanding Equity Awards at Fiscal Year-End Table" below.

(3) The amounts reported represent the aggregate grant date fair values of the stock options granted to our NEOs in fiscal 2022, calculated in accordance with ASC Topic 718. No stock options were granted to our NEOs in fiscal 2024 and 2023. The assumptions used in calculating the grant date fair value are set forth in the notes to our consolidated financial statements included in our 2024 Annual Report. These amounts do not necessarily correspond to the actual values recognized by the NEOs.

(4) The amounts reported for fiscal 2024 for Messrs. McKinnon, Tighe, Ninan and Ms. Schwartz, our US-based NEOs, represent the aggregate annual performance-based cash incentives earned in fiscal 2024 pursuant to the Bonus Plan and based upon the achievement of certain company metrics. The amount reported for Mr. Addison represents the amount earned by him under the Sales Commission Plan. The fiscal 2024 achievement for each NEO is described above in "Compensation Discussion and Analysis—Elements of Our Executive Compensation Program—Annual Performance-Based Incentive Compensation—Performance in Fiscal 2024 and Payments."

(5) Mr. McKinnon's fiscal 2024 "All Other Compensation" includes (a) $5,000 for 401(k) matching contributions by the company and (b) $1,226 for term life insurance premium payments by the company.

(6) Mr. Tighe's fiscal 2024 "All Other Compensation" includes (a) $5,450 for 401(k) matching contributions by the company and (b) $554 for term life insurance premium payments by the company.

(7) Mr. Ninan's fiscal 2024 "All Other Compensation" includes (a) $5,000 for 401(k) matching contributions by the company and (b) $833 for term life insurance premium payments by the company.

(8)   Ms. Schwartz's fiscal 2024 "All Other Compensation" includes (a) $3,800 for 401(k) matching contributions by the company and (b) $1,226 for term life insurance premium payments by the company.

(9)   In fiscal 2024, Mr. Addison received compensation for his "Salary," "Non-equity Incentive Plan Compensation" and "All Other Compensation" in British pounds sterling. The compensation amounts reported in this table have been converted to U.S. dollars using the exchange rate of $1.267 to £1 as of January 31, 2024, the last day of fiscal 2024.

(10) Mr. Addison's fiscal 2024 "All Other Compensation" includes (a) $14,596 for matching contributions by the company pursuant to the Okta U.K. pension scheme, (b) $1,340 for premium payments by the company pursuant to the Okta U.K. life assurance policy, and (c) $13,177 for a car allowance.

Fiscal 2024 Grants of Plan-Based Awards Table

The following table sets forth certain information with respect to all plan-based awards granted to our NEOs during fiscal 2024.

Name	Award Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Todd McKinnon	FY23 Bonus RSU[5]	3/15/2023	–	–	–	–	–	–	1,188	98,853
	Annual Cash	–	29,835	198,900	298,350	–	–	–	–	–
	Annual RSU[6]	3/21/2023	–	–	–	–	–	–	126,062	10,649,718
	Annual PSU	3/21/2023	–	–	–	21,010	126,062	252,124	–	18,881,216
Brett Tighe	FY23 Bonus RSU[5]	3/15/2023	–	–	–	–	–	–	1,864	155,103
	Annual Cash	–	46,800	312,000	468,000	–	–	–	–	–
	Annual RSU[6]	3/21/2023	–	–	–	–	–	–	75,571	6,384,238
	Annual PSU	3/21/2023	–	–	–	6,204	37,222	74,444	–	5,575,127
Shibu Ninan	FY23 Bonus RSU[5]	3/15/2023	–	–	–	–	–	–	476	39,608
	Annual Cash	–	26,933	179,550	269,325	–	–	–	–	–
	Annual RSU[6]	3/21/2023	–	–	–	–	–	–	6,668	563,313
	Annual PSU	3/21/2023	–	–	–	548	3,285	6,570	–	492,016
Larissa Schwartz	Annual Cash	–	33,750	225,000	337,550	–	–	–	–	–
	Annual RSU[6]	3/21/2023	–	–	–	–	–	–	53,344	4,506,501
	Annual PSU	3/21/2023	–	–	–	4,379	26,274	52,548	–	3,935,232
Jon Addison	Annual Cash	–	–	268,908	–	–	–	–	–	–
	Annual RSU[6]	3/21/2023	–	–	–	–	–	–	39,809	3,363,064
	Promotion RSU[7]	12/14/2023	–	–	–	–	–	–	43,092	3,493,038

(1) This column sets forth the fiscal 2024 target bonus amount for each of Messrs. McKinnon, Tighe, and Ninan and Ms. Schwartz under our Bonus Plan. "Threshold" refers to the minimum amount payable for a certain level of performance assuming performance above 0%; "Target" refers to the amount payable if specified performance targets are reached; and "Maximum" refers to the maximum payout possible. Target bonuses for Bonus Plan participants were set as a percentage of each NEO's base salary earned for fiscal 2024 as follows: 65% for each of Messrs. McKinnon and Tighe, 45% for Mr. Ninan, and 50% for Ms. Schwartz. Mr. Addison did not participate in the Bonus Plan, but participated in the Sales Commission Plan, pursuant to which he was eligible to receive cash sales commissions based on the company's achievement of fiscal 2024 net annualized recurring revenue objectives. The target bonus for Mr. Addison under the Sales Commission Plan was set at 50% of his overall target cash compensation opportunity consisting of his base salary and target commission-based cash incentive opportunity. There are no threshold and maximum payouts under the Sales Commission Plan. The dollar values of the actual bonus awards earned by the NEOs are set forth in the "Fiscal 2024 Summary Compensation Table" above. For fiscal 2024, these bonus awards were paid out to each NEO in cash. The amounts set forth in this column do not represent either additional or actual compensation earned by the NEOs for fiscal 2024. For descriptions of the Bonus Plan and the Sales Commission Plan, please see "Compensation Discussion and Analysis—Annual Performance-Based Incentives" above.

(2) Annual PSUs were granted under the 2017 Plan. These columns show the PSUs that could be earned at the threshold, target and maximum levels of performance. PSUs were to be earned based upon our TSR relative to the TSR of the Index during three performance periods, as described in "Compensation Discussion and Analysis—Long-Term Incentive Compensation—PSU Awards" above. Ultimately, PSUs could be earned from 0% (if threshold levels of performance were not achieved) to a maximum of 200% of target. PSUs are subject to potential vesting acceleration as described in "Compensation Discussion and Analysis—Post-Employment Compensation Arrangements" above and "Potential Payments upon Termination or Change in Control" below.

(3) Annual RSUs were granted under the 2017 Plan. RSUs are subject to potential vesting acceleration as described in "Compensation Discussion and Analysis—Post-Employment Compensation Arrangements" above and "Potential Payments upon Termination or Change in Control" below.

(4) The amounts reported represent the aggregate grant date fair values of equity awards granted to our NEOs in fiscal 2024, calculated in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair values of (a) RSUs are set forth in the notes to our consolidated financial statements included in our 2024 Annual Report and (b) PSUs are set forth in footnote 2 of the "Fiscal 2024 Summary Compensation Table" above. These amounts do not necessarily correspond to the actual values recognized by our NEOs.

(5) "FY23 Bonus RSUs" represent annual performance-based cash incentives earned in fiscal 2023 pursuant to the Bonus Plan but paid in the form of fully-vested RSUs granted on March 15, 2023 (fiscal 2024) in amounts as determined in accordance with our Grant Policy. These amounts are reported above as fiscal 2023 compensation in the "Non-Equity Incentive Plan Compensation" column of the "Fiscal 2024 Summary Compensation Table" above.

(6) These annual RSU awards vested as to 8.33% of the shares of Class A common stock underlying the RSU award on June 15, 2023, and vest as to the remainder of the shares in 11 equal quarterly installments thereafter, in each case, subject to continuous service.

(7) In December 2023, Mr. Addison received an RSU award under the 2017 Plan in connection with his promotion to the role of CRO. Mr. Addison's promotion RSU award vested as to 8.33% of the shares of Class A common stock underlying the RSU award on March 15, 2024, and vests as to the remainder of the shares in 11 equal quarterly installments thereafter, in each case, subject to continuous service.

Fiscal 2024 Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding outstanding equity awards held by our NEOs as of January 31, 2024.

Name	Grant Date	Vesting Commencement Date	Option Awards[1][2] Number of Securities Underlying Unexercised Options Exercisable (#)	Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards[2] Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4] ($)
Todd McKinnon	8/28/2015[5]	8/1/2015	181,053	–	7.17	8/27/2025	–	–	–	–
	7/30/2016[5]	7/29/2016	1,794,803	–	8.97	7/29/2026	–	–	–	–
	3/22/2018[5]	2/1/2018	5,438	–	39.21	3/21/2028	–	–	–	–
	3/25/2019[6]	2/1/2019	32,251	–	82.16	3/24/2029	–	–	–	–
	4/15/2020[6]	2/1/2020	46,511	1,861	142.47	4/14/2030	–	–	–	–
	4/15/2020[7]	3/15/2020	–	–	–	–	2,643	218,444	–	–
	4/22/2021[6]	2/1/2021	46,423	17,244	274.96	4/21/2031	–	–	–	–
	4/22/2021[7]	3/15/2021	–	–	–	–	8,424	696,243	–	–
	4/22/2021[6]	2/1/2021	92,847	34,487	274.96	4/21/2031	–	–	–	–
	3/21/2023[8]	3/15/2023	–	–	–	–	94,547	7,814,310	–	–
	3/21/2023[9]	2/1/2023	–	–	–	–	42,020	3,472,953	–	–
	3/21/2023[10]	2/1/2023	–	–	–	–	–	–	210,104	17,365,096
Brett Tighe	6/16/2020[11]	6/15/2020	–	–	–	–	604	49,921	–	–
	12/17/2020[11]	12/15/2020	–	–	–	–	1,660	137,199	–	–
	3/26/2021[11]	3/15/2021	–	–	–	–	1,011	83,559	–	–
	3/22/2022[11]	3/15/2022	–	–	–	–	41,222	3,406,998	–	–
	3/22/2022[12]	2/1/2022	–	–	–	–	5,049	417,300	–	–
	3/22/2022[13]	2/1/2022	–	–	–	–	–	–	8,143	673,019
	3/21/2023[8]	3/15/2023	–	–	–	–	56,679	4,684,519	–	–
	3/21/2023[9]	2/1/2023	–	–	–	–	12,407	1,025,439	–	–
	3/21/2023[10]	2/1/2023	–	–	–	–	–	–	62,037	5,127,358
Shibu Ninan	9/22/2022[7]	9/15/2022	–	–	–	–	24,155	1,996,411	–	–
	3/21/2023[8]	3/15/2023	–	–	–	–	5,001	413,333	–	–
	3/21/2023[9]	2/1/2023	–	–	–	–	1,095	90,502	–	–
	3/21/2023[10]	2/1/2023	–	–	–	–	–	–	5,475	452,509
Larissa Schwartz	12/17/2015[5]	11/16/2015	14,167	–	8.62	12/16/2025	–	–	–	–
	6/02/2016[5]	6/02/2016	9,000	–	8.73	6/01/2026	–	–	–	–
	3/06/2017[5]	3/01/2017	5,000	–	11.36	3/05/2027	–	–	–	–
	6/11/2020[11]	6/15/2020	–	–	–	–	355	29,341	–	–
	12/17/2020[11]	12/15/2020	–	–	–	–	415	34,300	–	–
	3/26/2021[11]	3/15/2021	–	–	–	–	843	69,674	–	–
	12/16/2021[11]	12/15/2021	–	–	–	–	2,528	208,939	–	–
	3/22/2022[11]	3/15/2022	–	–	–	–	974	80,501	–	–
	3/21/2023[8]	3/15/2023	–	–	–	–	40,008	3,306,661	–	–
	3/21/2023[9]	2/1/2023	–	–	–	–	8,758	723,849	–	–
	3/21/2023[10]	2/1/2023	–	–	–	–	–	–	43,790	3,619,244

Jon Addison	11/15/2021[7]	12/15/2021	—	—	—	—	8,552	706,882	—	—
	4/08/2022[11]	3/15/2022	—	—	—	—	7,634	630,950	—	—
	1/21/2023[14]	3/15/2023	—	—	—	—	5,651	467,055	—	—
	3/21/2023[8]	3/15/2023	—	—	—	—	29,857	2,467,681	—	—
	12/14/2023[8]	12/15/2023	—	—	—	—	43,092	3,561,554	—	—

(1) Stock options granted prior to 2017 were granted pursuant to our 2009 Stock Plan (the "2009 Plan"), and stock options, RSUs and PSUs granted after 2017 were granted pursuant to our 2017 Plan.

(2) Upon (i) a termination of employment by us other than for cause (as defined in the Executive Severance Plan) or disability or (ii) a resignation for good reason (as defined in the Executive Severance Plan), in each case within the change-in-control period (as defined in the Executive Severance Plan) (such termination of employment or resignation, a "termination without cause or with good reason in connection with a change in control"), or (iii) the death of the employee, the vesting of the shares subject to options or RSUs will fully accelerate and will become vested in full upon such termination date. PSUs are subject to potential vesting acceleration as described in "Compensation Discussion and Analysis—Post-Employment Compensation Arrangements" above and "Potential Payments upon Termination or Change in Control" below.

(3) These columns represent the market value of the shares underlying the RSUs or PSUs as of January 31, 2024, based on the closing price of our Class A common stock, as reported on Nasdaq, of $82.65 per share on January 31, 2024.

(4) Represents PSUs that are earned, if at all, based upon certain achievement levels relating to our TSR relative to the TSR of the Index during three performance periods, as described in "Compensation Discussion and Analysis—Long-Term Incentive Compensation—PSU Awards" above. Such PSUs are subject to potential vesting acceleration as described in "Compensation Discussion and Analysis—Post-Employment Compensation Arrangements" above and "Potential Payments upon Termination or Change in Control" below.

(5) The stock options are fully vested and exercisable.

(6) 25% of the shares underlying the options vested upon completion of one year of service measured from the vesting commencement date, and the balance of the shares vest in 36 successive equal monthly installments, subject to continuous service.

(7) 25% of the shares underlying the award vest upon completion of one year of service measured from the vesting commencement date, and the balance of the shares vest in 12 successive equal quarterly installments, subject to continuous service.

(8) 8.33% of the shares underlying the award vested on the quarterly vesting date (March 15, June 15, September 15 or December 15) following the vesting commencement date, and the balance of the shares vest in 11 successive equal quarterly installments, subject to continuous service.

(9) Represents the number of shares that were determined to be earned for Performance Period 1 for the fiscal 2024 PSUs, as certified by our compensation committee on March 11, 2024. The PSUs vested on March 15, 2024 following the achievement of the awards' service-based criteria. As described in "Compensation Discussion and Analysis–Long-Term Incentive Compensation—PSU Achievement for Performance Period 1 of Fiscal 2024 PSUs and Performance Period 2 of Fiscal 2023 PSUs," above, Performance Period 1 exceeded maximum levels at 200% of target, but due to their design were capped at target achievement level at 100% of target.

(10) Represents the total PSUs granted for fiscal 2024, less the number of shares underlying the PSUs that were determined to be earned for Performance Period 1 for the fiscal 2024 PSUs as certified by our compensation committee on March 11, 2024. The number of shares reflects payout at maximum achievement level, since performance during Performance Period 1 was capped at the target achievement level at 100% of target. 33.33% of the shares underlying the fiscal 2024 PSU award vest upon completion of one year of service measured from the vesting commencement date, and the balance of the shares vest in two successive equal annual installments, subject to continuous service

(11) 6.25% of the shares underlying the award vested on the quarterly vesting date (March 15, June 15, September 15 or December 15) following the vesting commencement date, and the balance of the shares vest in 15 successive equal quarterly installments, subject to continuous service.

(12) Represents the number of shares underlying the PSUs granted to Mr. Tighe that were determined to be earned for Performance Period 2 for the fiscal 2023 PSUs, as certified by our compensation committee on March 11, 2024. The PSUs vested on March 15, 2024 following the achievement of the award's service-based criteria. As described in "Compensation Discussion and Analysis—Long-Term Incentive Compensation—PSU Achievement for Performance Period 1 of Fiscal 2024 PSUs and Performance Period 2 of Fiscal 2023 PSUs," above, the completed years of Performance Period 2 exceeded threshold levels at 62% of target.

(13) Represents the total PSUs granted to Mr. Tighe for fiscal 2023, less the number of shares underlying the PSUs that were determined to be earned for Performance Period 2 for the fiscal 2023 PSUs as certified by our compensation committee on March 11, 2024. The number of shares reflects payout at target achievement level, since performance during the completed years of Performance Period 2 exceeded threshold levels. 33.33% of the shares underlying the fiscal 2023 PSU award vest upon completion of one year of service measured from the vesting commencement date, and the balance of the shares vest in two successive equal annual installments, subject to continuous service.

(14) 25% of the shares underlying the award vested on the quarterly vesting date (March 15, June 15, September 15 or December 15) following the vesting commencement date, and the balance of the shares vest in three successive equal quarterly installments, subject to continuous service.

Fiscal 2024 Option Exercises and Stock Vested Table

The following table presents, for each of our NEOs, the shares of our common stock that were acquired upon the vesting of RSUs and the related value realized upon such vesting during fiscal 2024. Our NEOs did not exercise any stock options during fiscal 2024.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Todd McKinnon	53,193	4,337,651
Brett Tighe	43,685	3,561,324
Shibu Ninan	13,122	1,098,144
Larissa Schwartz	17,356	1,410,589
Jon Addison	34,574	2,811,920

(1)   The value realized on vesting is determined by multiplying the number of vested RSUs by the closing price of our Class A common stock on the vesting date.

Pension Benefits

We do not maintain any defined benefit pension plans or arrangements under which our NEOs are eligible to participate.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans or arrangements under which our NEOs are eligible to participate.

Potential Payments upon Termination or Change in Control

Employment Offer Letters in Place During Fiscal 2024 for NEOs

We entered into employment offer letters with Ms. Schwartz in October 2015, with Mr. McKinnon in February 2017, with Mr. Tighe in January 2022, with Mr. Ninan in June 2022 and with Mr. Addison in January 2024, each of which provided for at-will employment and set forth each executive's annual base salary, target bonus opportunity and, for Messrs. McKinnon, Tighe and Ninan and Ms. Schwartz, eligibility to participate in our U.S. benefit plans, and for Mr. Addison, eligibility to participate in our U.K. benefit plans.

Executive Severance Plan and Death-Related Equity Acceleration Policy

Each of our serving NEOs also participates in our Executive Severance Plan, as described above under the heading "Compensation Discussion and Analysis—Post-Employment Compensation Arrangements," and our Death-Related Equity Acceleration Policy, as described above in "Compensation Discussion and Analysis—Post-Employment Compensation Arrangements—Death-Related Equity Acceleration Policy," and remains subject to our standard employment, confidential information and invention assignment agreement.

PSU Treatment on Death, Disability or Change in Control

The terms of the PSU award agreement provide for the following treatment on a termination of services:

- **Disability:** Upon a termination due to disability, the participant's service will be deemed to have continued through each vesting date, and the participant's unvested PSUs will be eligible to vest on the vesting date to the extent the applicable performance goals are achieved.

- **Death:** Upon a termination due to death, for each performance period that is complete as of the date of death, the participant's service will be deemed to have continued through the applicable vesting date, and the participant's unvested PSUs will be eligible to vest on the vesting date to the extent the applicable performance goals are achieved, and for each performance period that is not complete as of the date of death, the unvested PSUs attributable to each performance period will accelerate as of the date of death and vest at target.

- **Sale Event:** In the event of a Sale Event (as defined in the 2017 Plan) prior to the end of Performance Period 3, then a number of PSUs determined based on the Achievement Factor calculated for each performance period as of a date prior to the Sale Event by

the 2017 Plan's administrator will vest, subject to the PSU holder remaining employed with the company through the effective date of the Sale Event.

The following table presents information concerning, for each of Messrs. McKinnon, Tighe, Ninan and Addison, and Ms. Schwartz, estimated payments and benefits that would be provided pursuant to the arrangements described above. The estimated payments and benefits set forth below assume that the termination of employment or change-in-control event occurred on the last business day of fiscal 2024, January 31, 2024, and a per share value of our common stock of $82.65, which is the closing market price per share of our Class A common stock on such date. Actual payments and benefits could be different if such events were to occur on any other date or at any other price, or if any other assumptions are used to estimate potential payments and benefits.

Name	Benefit	Termination without Cause Not in Connection with a Change in Control ($)	Termination without Cause or with Good Reason in Connection with a Change in Control ($)	Death ($)
Todd McKinnon	Cash Severance	306,000	657,900	—
	Health Benefits	33,772	50,657	—
	Equity Acceleration[1]	—	19,148,021	19,148,021
	Total	339,772	19,856,578	19,148,021
Brett Tighe	Cash Severance	360,000	792,000	—
	Health Benefits	25,329	33,772	—
	Equity Acceleration[1]	—	12,784,633	12,784,633
	Total	385,329	13,610,405	12,784,633
Shibu Ninan	Cash Severance	299,250	578,550	—
	Health Benefits	19,592	26,123	—
	Equity Acceleration[1]	—	2,681,249	2,681,249
	Total	318,842	3,285,922	2,681,249
Larissa Schwartz	Cash Severance	337,500	675,000	—
	Health Benefits	8,134	10,846	—
	Equity Acceleration[1]	—	5,900,962	5,900,962
	Total	345,634	6,586,808	5,900,962
Jon Addison	Cash Severance	273,672	633,804	—
	Health Benefits	—	—	—
	Equity Acceleration[1]	—	7,834,063	7,834,063
	Total	273,672	8,467,867	7,834,063

(1) The value of stock option and RSU award vesting acceleration is based on the closing price of $82.65 per share of our Class A common stock as of January 31, 2024, minus, in the case of stock options, the exercise price of the unvested stock option shares subject to acceleration. The value of PSU award vesting acceleration is based on the closing price of $82.65 per share of our Class A common stock as of January 31, 2024 and reflects (a) with respect to a termination without cause or with good reason in connection with a change in control, acceleration of the number of shares of our Class A common stock subject to the PSU award based on target performance, (b) with respect to the NEO's death on January 31, 2024, Achievement Factors of 0, 1 and 2 for Performance Periods 1, 2 and 3, respectively, and (c) with respect to a change in control on January 31, 2024 without termination, forfeiture of the entire PSU award.

CEO Pay Ratio Disclosure

As required by SEC rules, we are providing the following information about the relationship between the annual total compensation of our CEO and the annual total compensation of our median compensated employee for fiscal 2024 (our "CEO pay ratio").

- The median of the annual total compensation of all employees of our company (other than our CEO) was $261,591

- The annual total compensation of our CEO was $30,012,225

- Our CEO pay ratio was 115 to 1

This ratio is a reasonable estimate calculated in a manner consistent with SEC rules. For fiscal 2024, we calculated the CEO pay ratio using the same median employee that we used to calculate the pay ratio in fiscal 2023, as we believe there has been no change in our employee population or compensation arrangements during fiscal 2024 that would result in a significant change to our pay ratio disclosure.

To identify the median employee in fiscal 2023, we examined the compensation of all our full-time employees (other than our CEO) as of January 31, 2023, the last day of fiscal 2023. Our employee population consisted of individuals (other than our CEO) working at our parent company and consolidated subsidiaries both within and outside the United States. We did not include any contractors or other non-employee workers in our employee population. Aside from four interns, we did not have any temporary or seasonal employees as of January 31, 2023.

We used a consistently applied compensation measure consisting of annual base salary, target annual bonus or commission, and the grant date fair value of equity awards for the 12-month period from February 1, 2022 through January 31, 2023 to identify our median employee. For simplicity and consistency across our organization, we used annual base salary rate. Equity awards granted during the year were included using the same methodology we use for reporting the grant date fair value of the equity awards granted to our NEOs and reported in our Summary Compensation Table. Payments not made in U.S. dollars were converted to U.S. dollars using a currency exchange rate as of January 31, 2023. We did not make any cost-of-living adjustment.

Using this approach, we identified the individual at the median of our employee population who was the best representative of our employee population. The individual was a full-time employee based in the United States.

We calculated this individual's fiscal 2024 annual total compensation using the same methodology that we use for our NEOs as set forth in the "Fiscal 2024 Summary Compensation Table" above.

With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of the "Fiscal 2024 Summary Compensation Table" above.

Because SEC rules for identifying the median of the annual total compensation of all employees allow companies to adopt a variety of methodologies, apply certain exclusions and make reasonable estimates and assumptions that reflect their employee population and compensation practices, the pay ratio reported by other companies may not be comparable to our pay ratio, as other companies have different employee populations and compensation practices and may have used different methodologies, exclusions, estimates and assumptions in calculating their pay ratios. As explained by the SEC when it adopted these rules, the rule was not designed to facilitate comparisons of pay ratios among different companies, even companies within the same industry, but rather to allow stockholders to better understand and assess each particular company's compensation practices and pay ratio disclosures.

Pay Versus Performance Table

In accordance with SEC rules, the following table sets forth additional information concerning the compensation of our CEO (our "PEO") and our other NEOs for the fiscal year ending January 31, 2021 ("fiscal 2021"), fiscal 2022, fiscal 2023, and fiscal 2024, and our financial and TSR performance for each such fiscal year.

The amounts below shown for compensation actually paid do not represent the aggregate value of cash and shares of common stock received by our NEOs during the fiscal year, but rather is an amount calculated in accordance with SEC rules and includes, among other things, year-over-year changes in the value of unvested equity awards. As a result of the calculation methodology required by the SEC, compensation actually paid amounts below differ from compensation actually earned, realized or received by our NEOs.

Pay Versus Performance

Year (1)	Summary Compensation Table Total for PEO (2)	Compensation Actually Paid for PEO (3)	Average Summary Compensation Table Total for Non-PEO NEOs (4)	Average Compensation Actually Paid for Non-PEO NEOs (5)	Value of Initial Fixed $100 Investment Based On:		Net Income	Company-Selected Measure: Revenue (8)
					Total Shareholder Return (6)	Peer Group Total Shareholder Return (7)		
2024	$30,012,225	$30,397,098	$7,739,145	$7,822,230	$65	$219	-$355,000,000	$2,263,000,000
2023	$412,190	-$21,077,609	$11,677,001	-$425,392	$57	$146	-$815,000,000	$1,858,000,000
2022	$31,820,477	$7,266,404	$15,547,789	$6,358,859	$155	$173	-$848,000,000	$1,300,000,000
2021	$12,131,012	$188,220,074	$5,622,552	$54,801,184	$202	$137	-$266,000,000	$835,000,000

(1) The PEO and Non-PEO NEOs included in the above table consist of the following individuals:

Fiscal Year	PEO (CEO)	Non-PEO NEOs
2024	Todd McKinnon	Brett Tighe, Shibu Ninan, Larissa Schwartz, Jon Addison
2023	Todd McKinnon	Jonathan Runyan, Brett Tighe, Susan St. Ledger, Shibu Ninan
2022	Todd McKinnon	William Losch, J. Frederic Kerrest, Jonathan Runyan, Brett Tighe, Susan St. Ledger, Michael Kourey
2021	Todd McKinnon	William Losch, J. Frederic Kerrest, Charles Race, Jonathan Runyan

(2) Amounts reported in this column represent the total compensation reported in the Summary Compensation Table for the indicated fiscal year for our PEO.

(3) Amounts reported in this column represent the compensation actually paid to our PEO, based on his total compensation reported in the Summary Compensation Table for each of the indicated fiscal years and adjusted as shown in the table below:

PEO

			Fiscal 2021	Fiscal 2022	Fiscal 2023	Fiscal 2024
	Summary Compensation Table - Total Compensation	(a)	$12,131,012	$31,820,477	$412,190	$30,012,225
−	Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year	(b)	$11,851,866	$31,311,842	$0	$29,530,934
+	Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year	(c)	$24,600,742	$18,370,703	$0	$25,972,540
+	Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years	(d)	$74,645,323	-$6,877,916	-$12,500,749	$528,230
+	Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year	(e)	$378,989	$0	$0	$2,559,648
+	Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(f)	$88,315,874	-$4,735,019	-$8,989,050	$855,389
−	Fair Value as of Prior Fiscal Year End of Stock Awards and Option Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	(g)	$0	$0	$0	$0
=	Compensation Actually Paid		$188,220,074	$7,266,404	-$21,077,609	$30,397,098

a. Represents total compensation as reported in the Summary Compensation Table for the indicated fiscal year.

b. Represents the aggregate grant date fair value of the stock awards and option awards granted to our PEO during the indicated fiscal year, computed in accordance with ASC Topic 718.

- In fiscal 2021, our NEOs were given the option to elect to receive all or a portion of their base salary in the form of RSUs that would vest quarterly over a 12-month period. Mr. McKinnon elected to receive $276,534 in RSUs in lieu of base salary. This value has been added to the sum of the amount reported in the "Stock Awards" and "Option Awards" columns for fiscal 2021 (as has been the premium payable in RSUs for electing to receive equity in lieu of cash). Since this value (plus the premium) represented compensation that fluctuated in value as it vested, the entire amount has been included in calculating compensation actually paid.

c. Represents the aggregate fair value as of the indicated fiscal year-end of our PEO's outstanding and unvested stock awards and option awards granted during such fiscal year, computed in accordance with ASC Topic 718.

d. Represents the aggregate change in fair value (from the prior fiscal year-end) during the indicated fiscal year of the outstanding and unvested stock awards and option awards held by our PEO as of the last day of the indicated fiscal year, computed in accordance with ASC Topic 718 and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the indicated fiscal year.

e. Represents the aggregate fair value at vesting of the stock awards and option awards that were granted to our PEO and vested during the indicated fiscal year, computed in accordance with ASC Topic 718.

f. Represents the aggregate change in fair value, measured from the prior fiscal year-end to the vesting date, of each stock award and option award held by our PEO that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with ASC Topic 718.

g. Represents the aggregate fair value as of the last day of the prior fiscal year of our PEO's stock awards and option awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with ASC Topic 718.

(4) Amounts reported in this column represent the average of the total compensation reported in the Summary Compensation Table for the indicated fiscal year for our Non-PEO NEOs. Please see footnote 1 for our NEOs included in the average for each indicated fiscal year.

(5) Amounts reported in this column represent the average compensation actually paid to our Non-PEO NEOs in the indicated fiscal year, based on the average total compensation for our Non-PEO NEOs reported in the Summary Compensation Table for each of the indicated fiscal years and adjusted as shown in the table below:

Non-PEO NEO Average

		Fiscal 2021	Fiscal 2022	Fiscal 2023	Fiscal 2024
	Summary Compensation Table - Total Compensation	(a)	$5,622,552	$15,547,789	$11,677,001	$7,739,145
−	Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year	(b)	$5,233,926	$14,950,405	$11,087,422	$7,078,132
+	Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year	(c)	$10,801,563	$6,586,929	$4,189,535	$6,013,279
+	Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years	(d)	$23,140,229	-$1,740,914	-$2,399,986	$127,198
+	Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year	(e)	$323,664	$2,647,596	$578,225	$890,316
+	Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(f)	$20,147,101	-$940,687	-$3,382,745	$130,424
−	Fair Value as of Prior Fiscal Year End of Stock Awards and Option Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	(g)	$0	$791,448	$0	$0
=	Compensation Actually Paid		$54,801,184	$6,358,859	-$425,392	$7,822,230

a. Represents the average total compensation as reported in the Summary Compensation Table for the reported Non-PEO NEOs in the indicated fiscal year.

b. Represents the average aggregate grant date fair value of the stock awards and option awards granted to our Non-PEO NEOs during the indicated fiscal year, computed in accordance with ASC Topic 718.

- In fiscal 2021, our NEOs were given the option to elect to receive all or a portion of their base salary in the form of RSUs that would vest quarterly over a 12-month period. On average, our Non-PEO NEOs elected to receive $314,503 in RSUs in lieu of base salary. This value has been added to the sum of the amount reported in the "Stock Awards" and "Option Awards" columns for fiscal 2021 (as has been the premium payable in RSUs for electing to receive equity in lieu of cash). Since this value (plus the premium) represented compensation that fluctuated in value as it vested, the entire amount has been included in calculating compensation actually paid.

c. Represents the average aggregate fair value as of the indicated fiscal year-end of our Non-PEO NEOs' outstanding and unvested stock awards and option awards granted during such fiscal year, computed in accordance with ASC Topic 718.

d. Represents the average aggregate change in fair value (from the prior fiscal year-end) during the indicated fiscal year of the outstanding and unvested stock awards and option awards held by our Non-PEO NEOs as of the last day of the indicated fiscal year, computed in accordance with ASC Topic 718 and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the indicated fiscal year.

e. Represents the average aggregate fair value at vesting of the stock awards and option awards that were granted to our Non-PEO NEOs and vested during the indicated fiscal year, computed in accordance with ASC Topic 718.

   f.   Represents the average aggregate change in fair value, measured from the prior fiscal year-end to the vesting date, of each stock award and option award held by our Non-PEO NEOs that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with ASC Topic 718.

   g.   Represents the average aggregate fair value as of the last day of the prior fiscal year of our Non-PEO NEOs' stock awards and option awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with ASC Topic 718.

(6)   Pursuant to Item 402(v) of Regulation S-K, the comparison assumes $100 was invested on January 31, 2020 in our common stock. Historic stock price performance is not necessarily indicative of future stock price performance.

(7)   The TSR Peer Group consists of the S&P 500 Information Technology Index, an independently prepared index.

(8)   We have selected revenue as the Company-Selected Measure because it is a core driver of our performance and stockholder value creation and, accordingly, was utilized in the Bonus Plan.

Relationship Between Pay and Performance

Below are graphs showing the relationship of "Compensation Actually Paid" to our PEO and our non-PEO NEOs in fiscal 2021, 2022, 2023 and 2024 to (i) the TSR of both our common stock and the S&P 500 Information Technology Index, (ii) our net income, and (iii) our revenue.







Compensation Actually Paid vs. Revenue

Tabular List of Financial Performance Measures

The following is a list of financial performance measures, which in our assessment represent the most important financial performance measures used by the company to link compensation actually paid to our PEO and our Non-PEO NEOs for fiscal 2024 to company performance:

- Revenue
- Non-GAAP Operating Income
- Relative TSR

Report of the Compensation Committee of the Board of Directors

The information contained in this compensation committee report is being furnished and shall not be deemed to be "soliciting material," "filed" with the SEC, subject to Regulations 14A or 14C of the Exchange Act, or subject to the liabilities of Section 18 of the Exchange Act. No portion of this compensation committee report shall be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that Okta specifically incorporates this report or a portion of it by reference.

The compensation committee has reviewed and discussed the section captioned "Executive Compensation" with the company's management team. Based on such review and discussions, the compensation committee recommended to the board of directors that this Compensation Discussion and Analysis be included in the Proxy Statement and be included in the Annual Report on Form 10-K we filed with the SEC for the fiscal year ended January 31, 2024.

Compensation Committee

Michael Stankey (Chair)
Robert L. Dixon, Jr.
Rebecca Saeger

Equity Compensation Plan Information

The following table provides information as of January 31, 2024 regarding shares of our common stock that may be issued under our equity compensation plans, consisting of the 2009 Plan, the 2017 Plan, the 2017 Employee Stock Purchase Plan (the "2017 ESPP"), the Auth0, Inc. 2014 Equity Incentive Plan (the "2014 Plan") and the Auth0, Inc. Phantom Unit Plan (the "Phantom Unit Plan" and together with the 2014 Plan, the "Auth0 Plans").

	Equity Compensation Plan Information		
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Referenced in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders[1]:	13,692,507[2]	32.6481[3]	37,518,898[4]
Equity compensation plans not approved by security holders[5]:	—	—	—
Total	13,692,507	32.6481	37,518,898

(1) The 2017 Plan provides that the number of shares of Class A common stock reserved and available for issuance under the 2017 Plan will automatically increase each February 1, beginning on February 1, 2018, by 5% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding January 31 or such lesser number of shares as determined by our compensation committee. The 2017 ESPP provides that the number of shares of Class A common stock reserved and available for issuance under the 2017 ESPP will automatically increase each February 1, beginning on February 1, 2018, by 1% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding January 31 or such lesser number of shares as determined by our compensation committee. As of January 31, 2024, a total of 53,887,796 shares of our Class A common stock had been authorized for issuance pursuant to the 2017 Plan, which number excludes the 8,356,283 shares that were added to the 2017 Plan as a result of the automatic annual increase on February 1, 2024. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The shares of Class A and Class B common stock underlying any awards that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise, under the 2017 Plan and the 2009 Plan will be added back to the shares of Class A common stock available for issuance under the 2017 Plan (provided, that any such shares of Class B common stock will first be converted into shares of Class A common stock). We no longer make grants under the 2009 Plan. As of January 31, 2024, a total of 7,650,633 shares of our Class A common stock had been reserved for issuance pursuant to the 2017 ESPP, which number excludes the 1,671,256 shares that were added to the 2017 ESPP as a result of the automatic annual increase on February 1, 2024. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

(2) Includes 4,726,452 shares of Class A and Class B common stock issuable upon the exercise of outstanding options and 8,966,055 shares of Class A common stock issuable upon the vesting of RSUs.

(3) As RSUs do not have any exercise price, such units are not included in the weighted average exercise price calculation.

(4) As of January 31, 2024, there were 29,868,265 shares of Class A common stock available for grant under the 2017 Plan and 7,650,633 shares of Class A common stock available for grant under the 2017 ESPP. A maximum of 1,637,570 shares may be purchased in the current offering periods under the 2017 ESPP.

(5) Excludes (i) 311,678 shares of Class A common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $30.9415 per share and (ii) 114,156 shares of Class A common stock issuable upon the vesting of RSUs under the Auth0 Plans. We assumed the Auth0 Plans and certain outstanding awards under the Auth0 Plans in connection with our acquisition of Auth0, Inc. in May 2021.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of April 1, 2024 for:

- each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of the outstanding shares of our Class A or Class B common stock;

- each of our NEOs;

- each of our directors; and

- all of our directors and current executive officers as a group.

We have determined beneficial ownership in accordance with SEC rules, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based percentage ownership of our capital stock on 160,853,773 shares of our Class A common stock and 7,291,091 shares of our Class B common stock outstanding on April 1, 2024. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of April 1, 2024 and RSUs that are releasable within 60 days of April 1, 2024 to be outstanding and to be beneficially owned by the person holding the option and/or RSU for the purpose of computing the percentage ownership of that person, but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Okta, Inc., 100 First Street, Suite 600, San Francisco, California 94105.

| | Shares Beneficially Owned | | | | | |
| | Class A | | Class B | | Total Voting %† | Total Ownership % |
	Shares	%	Shares	%		
5% Stockholders						
Entities affiliated with The Vanguard Group[1]	15,719,527	9.8%	—	—	6.7%	9.3%
Entities affiliated with FMR[2]	15,515,353	9.6%	—	—	6.6%	9.2%
Entities affiliated with BlackRock[3]	9,119,528	5.7%	—	—	3.9%	5.4%
Sands Capital Management, LLC[4]	8,358,414	5.2%	—	—	3.6%	5.0%
Directors and NEOs						
Jon Addison[5]	24,971	*	—	—	*	*
Shellye Archambeau[6]	11,042	*	—	—	*	*
Emilie Choi[7]	1,212	—	—	—	—	—
Robert L. Dixon, Jr.[8]	5,819	*	—	—	*	*
Jeff Epstein[9]	4,674	*	—	—	*	*
Benjamin Horowitz[10]	560,873	*	—	—	*	*
J. Frederic Kerrest[11]	273,181	*	2,763,943	32.4%	11.3%	1.8%
Todd McKinnon[12]	280,637	*	7,634,799	82.4%	30.2%	4.6%
Shibu Ninan[13]	4,111	*	—	—	*	*
Rebecca Saeger[14]	10,372	*	—	—	*	*
Larissa Schwartz[15]	29,027	*	28,167	*	*	*
Michael Stankey[16]	21,574	*	190,000	2.5%	*	*

Brett Tighe[17]	90,589	*	69,046	*	*	*
All directors and current executive officers as a group (13 persons)[18]	1,318,082	*	10,685,955	99.7%	40.3%	7.0%

* Represents beneficial ownership of less than one percent (1%).

† Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to ten votes per share.

(1) Based on information reported by The Vanguard Group on Schedule 13G/A filed with the SEC on February 13, 2024. Of the shares of Class A common stock beneficially owned, The Vanguard Group reported that, as of December 31, 2024, it has sole dispositive power with respect to 15,378,113 shares, shared dispositive power with respect to 341,414 shares, sole voting power with respect to none of the shares and shared voting power with respect to 102,785 shares. The Vanguard Group listed its address as 100 Vanguard Blvd., Malvern, PA 19355.

(2) Based on information reported by FMR LLC on Schedule 13G/A filed with the SEC on February 8, 2024. Of the shares of Class A common stock beneficially owned, FMR LLC reported that, as of December 31, 2024, it has sole dispositive power with respect to all of the shares and sole voting power with respect to 14,765,329 shares. Abigail P. Johnson, Director, Chairman and Chief Executive Officer of FMR LLC, and members of the Johnson family, through their ownership of voting common shares and the execution of a shareholders' voting agreement with respect to FMR LLC, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. FMR LLC listed its address as 245 Summer Street, Boston, MA 02210.

(3) Based on information reported by BlackRock, Inc. ("BlackRock") on Schedule 13G/A filed with the SEC on January 29, 2024. BlackRock, as a parent holding company or control person, may be deemed to beneficially own the indicated shares and, as of December 31, 2024, has sole dispositive power with respect to 8,225,993 shares and sole voting power with respect to all of the shares. BlackRock reported its beneficial ownership on behalf of itself and the following: BlackRock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd. BlackRock, Inc. listed its address as 50 Hudson Yards, New York, NY 10001.

(4) Based on information reported by Sands Capital Management, LLC ("SCM") on Schedule 13G on February 13, 2024. Of the shares of Class A common stock beneficially owned, SCM reported that, as of December 31, 2024, it has shared dispositive power with respect to 5,874,242 of the shares and shared voting power with respect to all of the shares. Frank M. Sands, Chief Investment Officer and Chief Executive Officer of SCM, through his ownership of voting common shares and investment power over the securities held by SCM, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to SCM. SCM listed its address as 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.

(5) Consists of 24,971 shares of Class A common stock held of record by Mr. Addison.

(6) Consists of 11,042 shares of Class A common stock held of record by Ms. Archambeau.

(7) Consists of 1,212 shares of Class A common stock held of record by Ms. Choi.

(8) Consists of 5,819 shares of Class A common stock held of record by Mr. Dixon.

(9) Consists of (i) 4,196 shares of Class A common stock held of record by Mr. Epstein and (ii) 478 shares of Class A common stock underlying RSUs held by Mr. Epstein that are releasable within 60 days of April 1, 2024.

(10) Consists of (i) 4,304 shares of Class A common stock held of record by Mr. Horowitz and (ii) 556,569 shares of Class A common stock held of record by the 1997 Horowitz Family Trust, of which Mr. Horowitz and his spouse are trustees.

(11) Consists of (i) 6,171 shares of Class A common stock held of record by Mr. Kerrest in an individual capacity, (ii) 267,010 shares of Class A common stock subject to outstanding options held by Mr. Kerrest that are exercisable within 60 days of April 1, 2024, (iii) 1,237,512 shares of Class B common stock subject to outstanding options held by Mr. Kerrest that are exercisable within 60 days of April 1, 2024, (iv) 1,153,387 shares of Class B common stock held of record by Mr. Kerrest and his wife, as trustees of the Kerrest Family Revocable Trust, (v) 257,668 shares of Class B common stock held of record by KIT Holdings LLC and (vi) 115,376 shares of Class B common stock held of record by KLT 218 Holdings LLC. Mr. Kerrest has sole voting power and sole dispositive power with respect to the shares described in (i) through (iii). Mr. Kerrest has shared voting power and shared dispositive power with respect to the shares held of record by Mr. Kerrest and his wife, as trustees of the Kerrest Family Revocable Trust. Mr. Kerrest's father, as the manager of KIT Holdings LLC, has voting and dispositive power with respect to the shares held of record by KIT Holdings LLC. Mr. Kerrest's father, as the manager of KLT 218 Holdings LLC, has voting and dispositive power with respect to the shares held of record by KLT 218 Holdings LLC.

(12) Consists of (i) 39,389 shares of Class A common stock held of record by Mr. McKinnon in an individual capacity, (ii) 241,248 shares of Class A common stock subject to outstanding options held by Mr. McKinnon that are exercisable within 60 days of April 1, 2024, (iii) 1,975,856 shares of Class B common stock subject to outstanding options held by Mr. McKinnon that are exercisable within 60 days of April 1, 2024, (iv) 5,530,696 shares of Class B common stock held of record by Mr. McKinnon, as trustee of the McKinnon-Stachon Family Trust and (v) 128,247 shares of Class B common stock held of record by Mr. McKinnon's brother-in-law, as trustee of the McKinnon Irrevocable Trust. Mr. McKinnon has sole voting power and sole dispositive power with respect to the shares described in (i) through (iii). Mr. McKinnon has shared voting power and shared dispositive power with respect to the shares described in (iv). Mr. McKinnon's wife, in her role as the sole member of the investment committee of the McKinnon Irrevocable Trust, has voting and dispositive power with respect to the shares described in (v) held of record by Mr. McKinnon's brother-in-law, as trustee of the McKinnon Irrevocable Trust, and Mr. McKinnon has no voting and dispositive power with respect to such shares.

(13) Consists of 4,111 shares of Class A common stock held of record by Mr. Ninan.

(14) Consists of 10,372 shares of Class A common stock held of record by Ms. Saeger.

(15) Consists of (i) 29,027 shares of Class A common stock held of record by Ms. Schwartz and (ii) 28,167 shares of Class B common stock subject to outstanding options held by Ms. Schwartz that are exercisable within 60 days of April 1, 2024.

(16) Consists of (i) 21,574 shares of Class A common stock held of record by Mr. Stankey and (ii) 190,000 shares of Class B common stock subject to outstanding options held by Mr. Stankey that are exercisable within 60 days of April 1, 2024.

(17) Consists of (i) 89,339 shares of Class A common stock held of record by Mr. Tighe, (ii) 1,250 shares of Class A common stock held of record by the Loomis Tighe Family Living Trust and (iii) 69,046 shares of Class B common stock held of record by the Loomis Tighe Family Living Trust.

(18) Consists of (i) 1,318,082 shares of Class A common stock beneficially owned by our directors and current executive officers as a group, (ii) 508,258 shares of Class A common stock subject to outstanding options held by our directors and current executive officers as a group that are exercisable within 60 days of April 1, 2024, (iii) 478 shares of Class A common stock underlying RSUs held by our directors and current executive officers as a group that are releasable within 60 days of April 1, 2024, (iv) 10,685,955 shares of Class B common stock beneficially owned by our directors and current executive officers as a group and (v) 3,431,535 shares of Class B common stock subject to outstanding options held by our directors and current executive officers as a group that are exercisable within 60 days of April 1, 2024.

Certain Relationships and Related Party Transactions

Certain Relationships and Transactions

In addition to the compensation arrangements, including employment, termination of employment and change-in-control arrangements and indemnification arrangements, the following is a description of each transaction since February 1, 2023 and each currently proposed transaction in which:

- Okta was or will be a participant;

- the amount involved exceeded or exceeds $120,000; and

- any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

We have granted RSUs to our directors and executive officers and PSUs to our executive officers. For a description of these RSUs and PSUs, please see the sections titled "Executive Compensation" and "Corporate Governance—Non-Employee Director Compensation" above.

We have entered into change-in-control arrangements with certain of our executive officers that, among other things, provide for certain severance and change-in-control benefits. See the section titled "Compensation Discussion and Analysis—Post-Employment Compensation Arrangements" for more information regarding these agreements.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

- any breach of their duty of loyalty to our company or our stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

- any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our bylaws also provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our certificate of incorporation, bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including, without limitation, claims relating to public securities matters, and coverage is provided to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers or affiliated entities, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Procedures for Approval of Related Party Transactions

Our audit committee charter provides that our audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed fiscal year, and their immediate family members.

Additional Information

Our board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment on such matters, under applicable laws.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: **001-38044**

Okta, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**100 First Street, Suite 600**	**26-4175727**
(State or Other Jurisdiction of Incorporation or Organization)	**San Francisco** **California** **94105**	(I.R.S. Employer Identification Number)
	(Address of Principal executive offices)	

Registrant's telephone number, including area code: (888) 722-7871

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	Trading Symbol(s)	(Name of each exchange on which registered)
Class A common stock, par value $0.0001 per share	OKTA	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐

No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the stock of the Registrant as of July 31, 2023 (based on a closing price of $76.86 per share) held by non-affiliates was approximately $12.0 billion. As of February 26, 2024, there were 160,106,072 shares of the Registrant's Class A Common Stock and 7,291,091 shares of the Registrant's Class B Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2024 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended January 31, 2024.

Okta, Inc.

Form 10-K

For the Fiscal Year Ended January 31, 2024

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook, product development, business strategy, plans, market trends, opportunities and positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," "shall" and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements include these identifying words. The forward-looking statements are contained principally in "Management's Discussion and Analysis of Financial Condition and Result of Operations" and "Risk Factors."

Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our future financial performance, including our revenue, costs of revenue, gross profits, margins and operating expenses;
- the impact of general economic, business and market conditions, including general economic downturn or recession, market volatility, and the inflation and interest rate environment;
- trends in our key business metrics;
- our growth strategy and ability to compete;
- the sufficiency of our cash and cash equivalents, investments and cash provided by sales of our products and services to meet our liquidity needs;
- market or other opportunities arising from business combinations;
- our ability to maintain the security and availability of our internal networks and platform;
- our ability to increase our number of customers;
- our ability to sell additional products to and retain our existing customers;
- our ability to successfully expand in our existing markets and into new markets;
- our ability to effectively manage our growth and future expenses;
- our ability to expand our network of channel partners;
- our ability to form and expand partnerships with independent software vendors and system integrators;
- our ability to introduce new products, enhance existing products and address new use cases;
- our ability to add new integration partners;
- our ability to grow our international business;
- our ability to maintain, protect and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- our ability to comply with modified or new laws and regulations applying to our business, including the General Data Protection Regulation, and other privacy regulations that may be implemented in the future;
- the impact of recent accounting pronouncements on our financial statements;
- our ability to successfully defend litigation brought against us; and
- our ability to successfully integrate and realize the benefits of strategic acquisitions or investments, including our acquisition of Auth0, Inc. ("Auth0").

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond our control. Our actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to, risks detailed in "Risk Factors" in this Annual Report on Form 10-K as well as other documents that may be filed by us from time to time with the Securities and Exchange Commission ("SEC"). Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we

may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report on Form 10-K to conform these statements to actual results or to changes in our expectations.

Part I

Item 1. Business

<p style="text-align:center">Overview</p>

Okta is the leading independent identity partner. Our vision is to free everyone to safely use any technology, and we believe identity is the key to making that happen. Our purpose is to bring simple and secure digital access to people and organizations everywhere. Our Workforce Identity Cloud and Customer Identity Cloud, powered by Auth0, enable our customers to securely connect the right people to the right technologies and services at the right time.

The acceleration of digital transformation, cloud adoption and the evolving security threat landscape are driving a shift in how organizations securely manage the identity of their employees, contractors and partners on the internet. At the same time, changing consumer expectations favoring simple, secure digital experiences are driving the adoption of new consumer identity technologies. Our Workforce Identity Cloud and Customer Identity Cloud help organizations effectively harness the power of cloud, mobile and web technologies by securing users and connecting them with the applications and technology they use. Every day, thousands of organizations and millions of people use Okta to securely access a wide range of cloud, mobile, web and Software-as-a-Service ("SaaS") applications, on-premises servers, application programming interfaces ("APIs"), IT infrastructure providers, and services from a multitude of devices. Employees and contractors sign into Workforce Identity Cloud to seamlessly and securely access the applications they need to do their most important work. Organizations use our platform to collaborate with their partners and to provide their customers with more modern and secure experiences in the cloud and via mobile devices. Developers leverage our Customer Identity Cloud and Workforce Identity Cloud to securely and efficiently embed identity into the software they build, allowing them to innovate and focus on their core mission. Our approach to customer identity provides organizations—from companies to government agencies —with the scale, interoperability, extensibility and security they need to build applications with seamless and private experiences that serve a wide variety of users, from customers to citizens. As we add new customers, users, developers and integrations to our platform, our business, customers, partners and users benefit from powerful network effects that increase the value and security of our Workforce Identity Cloud and Customer Identity Cloud.

Given the growth trends in the number of applications and cloud adoption and the movement to remote and hybrid workforces, identity is becoming the most critical layer of an organization's security. As organizations shift from network-based security models to a Zero Trust security model focusing on adaptive and context-aware controls, identity has become the most reliable way to manage user access and protect digital assets. Our approach to identity allows our customers to simplify and efficiently scale their security infrastructures across internal IT systems and external customer-facing applications.

As of January 31, 2024, more than 18,950 customers across nearly every industry used Okta to secure and manage identities around the world. Our customers consist of leading global organizations ranging from the largest enterprises to small- and medium-sized businesses, universities, nonprofits and government agencies. We partner with leading application, infrastructure and security vendors, such as Amazon Web Services ("AWS"), CrowdStrike, Google, LexisNexis Risk Solutions, Microsoft, Netskope, Palo Alto Networks, Plaid, Proofpoint, Salesforce, ServiceNow, VMware, Workday, Yubico and Zscaler. We had over 7,000 integrations with cloud, mobile and web applications and IT infrastructure providers as of January 31, 2024, which, while not directly correlated to revenue, shows the breadth and acceptance of our platform.

We employ a SaaS business model and generate revenue primarily by selling multi-year subscriptions to our cloud-based offerings. We focus on acquiring and retaining our customers and increasing the value we provide to our customers over time and thus their spending with us through expanding the number of users who access our Workforce Identity Cloud and Customer Identity Cloud and up-selling additional product offerings. We sell our product offerings directly through our field and inside sales teams, as well as indirectly through our network of channel partners, including resellers, system integrators and other distribution partners.

Our Platform

Okta is an independent and neutral cloud-based identity solution that allows our customers to integrate with nearly any application, service or cloud that they choose through our secure, reliable and scalable platform and cloud infrastructure. Our technological neutrality allows our customers to easily adopt the best technologies, and our two clouds are designed to securely connect users to the technology that they choose. We prioritize the compatibility of our platform with public clouds, on-premises infrastructures and hybrid clouds.

Our platform is used by organizations in two distinct and powerful ways. Our customers use it to manage and secure their employees, contractors and partners, which we refer to as workforce identity as supported by our Workforce Identity Cloud. Our customers also use it to enable, manage and secure the identities of their customers, which we refer to as customer identity as supported by our Customer Identity Cloud.

Workforce Identity Cloud

Workforce Identity Cloud simplifies the way an organization's employees, contractors and partners connect to its applications and data from any device while increasing efficiency and keeping IT environments secure. Workforce Identity Cloud can be used as the central system for an organization's connectivity, access, authentication and identity lifecycle management needs spanning all of its users, technology and applications. Our customers use Workforce Identity Cloud to secure their workforces, to create solutions that make their partner networks more collaborative, and to provide more seamless and secure experiences for their end users, which, combined with our open approach, enables our customers to future-proof their environments. We enable our customers to easily deploy, manage and secure applications and devices, and to provision and support users across their IT environments, with a simple, intuitive, consumer-like user experience. Once deployed, we enable administrators to enforce contextual access management decisions based on conditions such as user identity, device, location, application identity, IP reputation and time of day.

We enable organizations to provide their workforces with immediate and secure access to every application they need from any device they use, without requiring multiple credentials, which significantly enhances user connectivity and productivity. We offer our customers an additional security layer through our Adaptive Multi-Factor Authentication ("Adaptive MFA") product offering. Our Universal Directory product offering also serves as a system of record to help our customers organize, customize and manage their users. Our Lifecycle Management product offering enables customers to manage users' access privileges through their entire lifecycle with a no-code approach that improves administrative efficiency and productivity. Okta Identity Governance, our unified identity access management and identity governance product offering, helps our customers improve their security and compliance posture while mitigating modern security risks and increasing efficiency. Our Privileged Access Management product offering provides unified access and governance for privileged resources and increases visibility, compliance and security without compromising user experience. Our Access Gateway product offering enables our customers to extend Workforce Identity Cloud to their existing on-premises applications. Workforce Identity Cloud enables our customers to automate access across their growing ecosystem of employees, contractors and partners, increasing collaboration across their workforces.

Customer Identity Cloud

Customer Identity Cloud, powered by Auth0, enables companies, nonprofits and governmental agencies to transform their own customers' or citizens' experiences by empowering development teams to rapidly and securely build customer- and citizen-facing cloud, mobile or web applications. Our Customer Identity Cloud primarily supports consumer and SaaS applications. It empowers application builders to innovate faster by removing the complexity from identity and making it simple, extensible and customizable. We enable organizations to integrate our powerful identity platform into their cloud, web and mobile applications. This makes it easier for them to authenticate, manage, scale and secure their applications through comprehensive APIs, software development kits and extensive developer tools, enabling rapid time to market for the business. Organizations are able to streamline user experience and improve security across all their applications, leading to increased customer acquisition, retention and loyalty.

Customer Identity Cloud provides multiple enhanced security capabilities including bot detection, Adaptive MFA, fraud prevention, and account takeover attack protection while delivering a high level of security. In addition to security and authentication, Customer Identity Cloud also supports authorization.

Growth Strategy

Key elements of our growth strategy are to:

Execute with Our Platform

- **Drive New Customer Growth**. To increase our market share, we intend to continue to grow our customer base using a land-and-expand sales model, with a focus on key markets by size of customers, as well as key verticals, including highly regulated sectors.

- **Deepen Relationships Within Our Existing Customer Base**. We strive to further increase revenue from our existing customers by cross-selling and up-selling additional and new product offerings. We also believe we can expand our footprint by focusing on current customers that have deployed our Workforce Identity Cloud and expanding those customers' use of our Customer Identity Cloud, or vice versa.

- **Leverage Partner Ecosystem**. We plan to further leverage the sales efforts of resellers, system integrators, managed service providers, and other distribution partners, for growth, scale and specialized expertise. For example, in fiscal 2024, we launched the Okta Elevate Partner Program designed to incentivize partners to deliver and manage Okta solutions.

- **Expand Our International Footprint**. With 21% of our revenue generated outside of the United States in fiscal 2024, and our international revenue growing 19% from fiscal 2023 to fiscal 2024, we believe there is a significant opportunity to continue to grow our international business. We believe global demand for our product offerings will continue to be a long-term opportunity as organizations outside the United States fully embrace the transition to cloud computing, and larger international organizations take advantage of technology consolidation within their global locations.

Increase Our Opportunities

- **Innovate and Extend Our Platform with New Products**. We intend to continue making significant investments in research and development, hiring top technical talent and maintaining an agile organization. By continuing to innovate, introduce new product offerings and extend our platform, we believe that we can offer increasing value to our existing and potential customers.

- **Extend Our Accessible Market with New Use Cases**. As technology and our customers' needs evolve, we plan to use our platform to help our customers address new challenges, regulatory requirements and use cases.

- **Leverage Our Integrations**. The Okta Integration Network is an extensive ecosystem, which includes over 7,000 integrations with cloud, mobile and web applications as well integrated solutions with IT infrastructure providers. These integrations include both Okta-maintained and vendor-maintained solutions. We continue to add new integrations as we expand the surface area of our identity platform. We view our investment in these partnerships as a force multiplier that enables us to build and promote complementary capabilities that benefit our customers.

- **Expand our Developer Ecosystem**. We want to empower every application developer to use our platform to securely integrate identity into any application. We believe that our platform enables developers to focus their time and attention on innovating within their core application capabilities while relying on our platform for their identity-related requirements, leading to more secure and convenient experiences for their own customers.

- **Leverage Our Unique Data Assets with Powerful Analytics**. Our position at the intersection of people, devices, applications and infrastructure gives us unique access to powerful data, and the opportunity to provide differentiated insights based on that data, as well as predictive capabilities based on that data to help keep customers more secure. We expect the value of our analytics to our customer base will increase as customers continue to connect more devices, applications and users to their networks and as we add more customers. We also expect that our analytics ability will enable our customers to use our data and third-party data from our partners, to help customers make more informed and secure access decisions. We do not currently derive direct revenue from our unique data assets, but we may explore opportunities for monetization in the future. For example, in fiscal 2024 we announced Okta AI, which is designed to use AI

models and Okta's unique crowdsourced threat intelligence identity data to power real-time identity actions, such as the industry's first real Universal Logout solution.

- **Mergers and Acquisitions and Investments**. From time to time, we evaluate opportunities to acquire or invest in emerging and adjacent technologies to complement our organic investments and improve our product offerings, services and customers' experiences. We will continue to use these types of strategic levers as opportunities arise.

Our Product Offerings

Okta's suite of product offerings and services is used to manage and secure identities. Most of our product offerings can be used for both customer identity and for workforce identity use cases and we are continuously enhancing our product offerings and services. Our workforce identity product offerings are consumed through web and mobile interfaces and provide simple ways for IT organizations to manage identities for their employees, contractors and business partners. For customer identity, our APIs are also used by developers to embed Okta identity functionality into their own customer-facing mobile or web applications. We continuously improve our Workforce Identity Cloud and Customer Identity Cloud through the release and development of additional product offerings, features and services.

Workforce Identity Product Offerings

Access Management

- **Single Sign-on**. When used to manage and secure identities for a customer's workforce, Single Sign-On enables users to access all of their applications, whether in the cloud or on-premises, from any device, with a single entry of their user credentials. We combine secure access, modern protocols, flexible policies and a consumer-like user experience to permit organizations to easily allow customers or partners to sign in to their applications with their existing identity information. With Okta FastPass, we enable our customers to provide their users with a passwordless experience across any device and every major operating system. Single Sign-On also enables built-in reporting and analytics that provide real-time search functionalities across users, devices, applications and the associated access and usage activity.

- **Adaptive Multi-Factor Authentication**. Adaptive MFA is a comprehensive, but simple-to-use, product that provides an additional layer of security for an organization's cloud, mobile and web applications and data. We offer an intelligent approach to security, built on contextual data. Adaptive MFA includes a policy framework that is integrated with a broad set of cloud and on-premises applications and network infrastructures. It offers adaptive, risk-based authentication that leverages data intelligence from across the Okta network of thousands of organizations as well as from our partner ecosystem.

- **API Access Management**. API Access Management enables organizations to secure APIs as systems connect to each other. Access to these APIs is managed based on the user, which enables organizations to centrally maintain one set of permissions for any employee, partner or customer across every point of access. API Access Management reduces development time, boosts security, helps in achieving compliance and enables seamless end-user experiences by providing a unified portable service for authorizing secure and always available access to any API.

- **Access Gateway**. Access Gateway enables organizations to extend Workforce Identity Cloud, which is a cloud-native platform, from the cloud to their existing on-premises applications so that they can harness the benefits of Okta to manage all of their critical systems, whether in the cloud, on-premises or hybrid. Extending the benefits of Workforce Identity Cloud to hybrid IT environments delivers a single point of management for our customers' administrators and a single location from which end users can access their critical applications.

- **Okta Device Access**. Okta Device Access extends Okta's secure access management to the device login experience. Okta Device Access enables end users to securely log in to their devices with their Okta credentials and meet MFA challenges from a set of strong factors, helping organizations to harden their security posture by protecting a user's device with the same experience Okta provides for applications and resources.

Identity Governance and Administration ("IGA")

- **Universal Directory**. Universal Directory provides a centralized, cloud-based system of record to store and secure user, application and device profiles for an organization. Users and profiles stored in the directory can be used with our Single Sign-On product to manage passwords and authentication, or can be used by developers to store and authenticate the users of their applications. When used for workforce identity, Universal Directory becomes a customer's system of record for all of its employees, contractors and partners.

- **Lifecycle Management**. Lifecycle Management enables IT organizations or developers to manage a user's identity throughout its lifecycle, from onboarding to offboarding. It automates IT processes and ensures user accounts are created and deactivated at the appropriate times, including the workflow and policies needed to power those processes, and helps ensure compliance requirements are met as user roles evolve and access levels change.

- **Okta Identity Governance**. Okta Identity Governance provides a unified identity access management and identity governance solution focused on improving an organization's security and compliance posture, helping customers to mitigate everyday security risks and improve IT efficiency. Okta Identity Governance includes governance capabilities relating to access requests, access certifications and access reporting. Through these capabilities, Okta Identity Governance simplifies and automates the process of requesting and approving access to applications and resources.

Privileged Access Management

- **Advanced Server Access**. Advanced Server Access offers continuous, contextual access management to secure cloud infrastructure. Organizations can continuously manage and secure access to on-premises Windows and Linux servers and across leading Infrastructure-as-a-Service vendors, including AWS, Google Cloud Platform and Microsoft Azure. Advanced Server Access enables our customers to centralize access controls in a seamless manner to better mitigate the risk of credential theft, reuse, sprawl and abandoned administrative accounts.

- **Okta Privileged Access**. Okta Privileged Access enables organizations to reduce risk with unified access and governance management for on-premises and cloud privileged resources, for better visibility, compliance, and security for critical applications, resources and infrastructure requiring privileged access.

Workforce Identity Cloud Platform: Extensibility

- **Okta Workforce Identity Workflows**. Designed to enable IT and security teams to move faster, more accurately and more cost effectively as they scale, Okta Workflows enables the building of identity-related business processes with minimal or no code, such as automating user onboarding and provisioning, creating just-in-time authorization for software development and IT processes, automating identity-centric security responses, and orchestrating customer data across backend systems.

Customer Identity Cloud Product Offerings

- **Universal Login**. Universal Login is a standards-based login infrastructure with centralized feature management and configuration for websites and applications that can be integrated with a wide range of social media login credential providers, enterprise login services and customer-provided databases. Universal Login enables our customers to provide a consistent login experience across many different applications and devices.

- **Attack Protection**. Attack Protection is a suite of security capabilities that protect our customers from different types of malicious traffic, including bots, breached passwords, suspicious IP addresses and brute force attacks. Attack Protection enables our customers to minimize risks associated with the ever-growing volume of identity-targeted attacks.

- **Adaptive Multi-Factor Authentication**. Simple-to-use and adaptable MFA that minimizes friction to end users. When using Adaptive MFA, our customers leverage risk-assessment algorithms that present MFA challenges only to select authentication attempts that require additional validation.

- *Passwordless*. Passwordless authentication enables users to login without a password and supports a variety of different login methods, including advanced device biometrics such as passkeys.

- *Machine to Machine*. Machine to Machine provides standards-based authentication and authorization with non-interactive devices and applications.

- *Private Cloud*. Private Cloud is a deployment option that allows our customers to run a dedicated cloud instance of Customer Identity Cloud. Private Cloud capability supports multiple cloud providers.

- *Organizations*. Organizations enable our customers to support a large number of partners or customers of their own with independent configurations, login experiences and security options.

- *Actions and Extensibility*. Actions and extensibility allow our customers to create customized identity flows that address their unique requirements through a drag-and-drop interface to add pre-built partner integrations and their own custom logic across an authentication flow.

- *Enterprise Connections*. Enterprise Connections enable Enterprise Federation using pre-built integrations with commonly used Enterprise Identity Systems.

Through our broad and deep product offerings that support a wide range of workforce and customer identity use cases, we deliver multiple critical business outcomes for our customers. These include boosting their cybersecurity posture, reducing IT spending, addressing regulations, reducing fraud, increasing new customer conversions, creating frictionless customer experiences and helping technical teams deliver products to market faster.

Our Technology

We focus on engineering an intuitive and comprehensive platform to solve complex identity management and security challenges. Our cloud architecture is multi-tenant, encrypted and third-party validated. Our service also allows us to integrate into our customers' on-premises components and hybrid configurations.

Differentiated Administration, User and Developer Experience

Workforce Identity Cloud and Customer Identity Cloud offer administrators and users a consistent, easy-to-use, consumer-like experience across our product offerings. Our technology integrates with industry-leading browsers and mobile applications to provide seamless access to nearly any web or native mobile application. We also heavily leverage operating system management and security technologies across desktops, laptops and mobile devices to provide a transparent, but secure experience for users across a range of devices. These integrations allow us to seamlessly deliver identity, access, security and management use cases that previously required significant custom development to achieve.

Robust Security

Security is essential for Okta and for our customers. Our approach to security spans day-to-day operational practices from the design and development of our software to how customer data is segmented and secured within our multi-tenant platform. The Okta platform and features are updated regularly, and along with continuous security testing, there are periodic security reviews that provide audited and verifiable security checkpoints to ensure the quality of our source code. A number of our product offerings have attained multiple certifications, including SOC 2 Type II Attestations, CSA Star Level 2 Attestation, ISO/IEC 27001:2013, ISO/IEC 27017:2015, ISO/IEC 27018:2019, multiple agency Federal Risk and Authorization Management Program ("FedRAMP") Authorities to Operate, Department of Defense Impact Level 4, are in accordance with Health Insurance Portability and Accountability Act ("HIPAA"), and comply with many other international security frameworks. Workforce Identity Cloud also supports FIPS 140-2 encryption requirements.

Additional information regarding our cybersecurity risk management strategy and governance is included in "Cybersecurity" under Part I, Item 1C of this Annual Report on Form 10-K. For additional information regarding the cybersecurity risks that we face, see "Risk Factors" included under Part I, Item 1A of this Annual Report on Form 10-K.

Scalability and Uptime

Our technical operations and engineering models are designed around the concept of an always-on, highly redundant and available platform that we seek to upgrade without customer disruption. Our product offerings and architecture were built entirely in and for the cloud with availability, resiliency and scalability at the center of the design. We have zero planned downtime, including during our maintenance windows.

Okta's proprietary architecture includes redundant, active-active-active availability zones with cross-continental disaster recovery regions, real-time database replication and geo-distributed storage. If one of our systems goes down, another is quickly promoted. Our architecture is designed to scale both vertically by increasing the size of the application tiers and horizontally by adding new geo-distributed cells.

Our Workforce Identity Cloud and Customer Identity Cloud are monitored not only at the infrastructure level, but also at the application and third-party integration level. Synthetic transaction monitoring allows our technical operations team to detect and resolve issues proactively.

Okta Integration Network and Auth0 Marketplace

The Okta Integration Network contains over 7,000 integrations with cloud, mobile and web applications, IoT devices and IT infrastructure providers, including AWS, Atlassian, DocuSign, Google, Microsoft Office 365, NetSuite, Oracle, Palo Alto Networks, Proofpoint, Salesforce, SAP, ServiceNow, Slack, Splunk, VMware, Workday, Zendesk and Zoom. Our patented technology allows our customers to seamlessly connect to any application or type of device that is already integrated into our network. In addition, customers can extend the benefits of the Okta Integration Network by creating their own integrations to both cloud and on-premises proprietary applications.

Similarly, the Auth0 Marketplace is a trusted catalog of integrations that enables application teams to easily assemble complete identity solutions. The Auth0 Marketplace connects customers with service providers and builders who solve integration use cases and implement integrations with Customer Identity Cloud.

Our Customers

As of January 31, 2024, we had more than 18,950 customers, including more than 4,485 customers with an annual contract value greater than $100,000. Our customers span nearly all industry verticals and range from small organizations with fewer than 100 employees to companies in the Fortune 50, with up to hundreds of thousands of employees, some of which use our platform to manage millions of their customers' identities.

Sales and Marketing

Sales

We sell directly to customers through our direct inside and field sales force and also indirectly through our extensive ecosystem of channel partners. We also use a self-service approach for developers to sign up for free trials of our Customer Identity Cloud. which may transition to paid offerings. We often leverage our expansion sales model to generate incremental revenue, often within the term of the initial agreement, through the addition of new users and the sale of additional product offerings. In many instances, we find that initial customer success with our platform results in key internal decision-makers expanding their deployments, for example, from initial use for workforce identity to expanded use for their customer identity needs. Furthermore, as our customers are successful in their businesses and increase headcount, the number of their customers or their monthly active users, we share in their growth as the number of identities that we manage increases. Conversely, if our customers reduce the size of their workforce, then the number of identities that we manage, and therefore our revenue, decreases.

Our sales organization is structured to address the specific needs of each segment of our target market. Our sales team is divided by geography and customer size, and in some cases by industry vertical. Our direct sales force is supported by our sales engineers, security team, cloud architects, professional services team and other technical resources.

We benefit from an expansive partner ecosystem that helps drive additional sales. Nearly all of the leading cloud application providers are our partners, and many of them drive further customer acquisition for us through co-selling arrangements, building our offerings directly into their products, and product demonstrations running on Okta. We also partner with several of the large technology companies that are driving the movement to the cloud. In

addition to these technology partners, we leverage our channel partners, including system integrators, traditional value-added resellers ("VARs") and Government VARs, to broaden the range of customers we reach.

Marketing

Our most valuable marketing features our customers and their successes and is informed by a deeply data-driven approach, giving us insights into the efficacy of our efforts. Our marketing efforts focus on promoting our industry-leading product lines, establishing our brand, generating awareness, creating sales leads and cultivating the Okta Communities.

A centerpiece of our marketing strategy is our annual customer conference, Oktane, which features customers sharing their success stories, new product and feature announcements, and hands-on product labs. We also host a number of other events where we engage with both existing customers and new prospects, as well as deliver product training.

Research and Development

Our research and development organization is responsible for the design, architecture, creation and quality of our platform. The research and development organization also works closely with our technical operations team to ensure the successful deployment and monitoring of our platform. We use test automation and application monitoring to ensure our services are always on.

Customer Support and Professional Services

Our product offerings are designed for ease of use and fast deployments. As part of our customer-first strategy, we are focused on customer success and offer several programs to help our customers maximize their success with our product offerings. These programs leverage the expertise and best practices that we have built while helping thousands of customers adopt and deploy our product offerings.

Customer Support and Training Services

We offer three tiers of support, each of which builds upon the previous tier. We provide 24/7 support for the highest support tiers as well as access to Customer Success and Technical Account Managers. We also provide on-demand access to a robust online digital community and customer success hub, where our customers can find answers to common use cases, information about product features, and interact with Okta experts and industry peers.

Professional Services

Our professional services team provides assistance to customers in the deployment of our Workforce Identity Cloud and Customer Identity Cloud and includes identity and security experts, customized deployment plans, SmartStart, which provides a quick path to implementation, and Okta Expert Assist, in which we provide Workforce Identity Cloud and Customer Identity Cloud customers with recommendations and best practices designed to improve their security posture.

Okta Community

We have created the Okta Community, an online community available to all of our customers that enables them to connect with other customers and partners to ask questions and find answers.

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions on access to our proprietary technology.

As of January 31, 2024, we had fifty-two issued patents in the United States, which expire between 2030 and 2043 and cover various aspects of our product offerings. In addition, as of such date, we also had seventy-three issued patents granted outside of the United States, which expire between 2033 and 2043 and cover various aspects of our product offerings.

We have registered "Okta" and "Auth0" as trademarks in many jurisdictions throughout the world to protect our brands. We also have filed other trademark applications pending in various jurisdictions throughout the world. We also have registered other trademarks in the United States including "Okta Workforce Identity Cloud," "Okta Customer Identity Cloud," "The World's Identity Company," and "Oktane".

We are the registered holder of a variety of domestic and international domain names that include "Okta," "Auth0" and similar variations.

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights or similar agreements with our employees, consultants and contractors. Our employees, consultants and contractors are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both general and product-specific terms of use.

Additional information regarding certain risks related to our intellectual property is included in "Risk Factors" under Part I, Item 1A of this Annual Report on Form 10-K.

Our Competitors

The markets for our product offerings are rapidly evolving, highly competitive and subject to shifting customer needs and frequent introductions of new competing technologies. As the markets in which we operate continue to mature and new technologies and competitors enter those markets, we expect competition to intensify. Our competitor categories include:

- Authentication providers;

- Identity governance providers;

- Multi-factor authentication providers;

- Infrastructure-as-a-service providers;

- Other customer identity and access management providers; and

- Solutions developed in-house by our potential customers.

We compete with both cloud-based and on-premises enterprise application software providers. We also compete against open-source technologies that customers can use to build their own identity solutions. Our competitors vary in size and in the breadth and scope of the products and services offered. However, certain of our competitors have substantial competitive advantages, such as significantly greater financial, technical, sales and marketing, distribution, customer support or other resources, longer operating histories, greater resources to make strategic acquisitions, and greater name recognition than we have. Our principal competitor is Microsoft.

Due to the flexibility and breadth of our platform, we can and often do co-exist alongside our competitors' products within our customer base.

Principal competitive factors in our markets include flexibility, independence, product capabilities, total cost of ownership, time to value, scalability, user experience, number of pre-built integrations, customer satisfaction, global reach and ease of integration, management and use. We believe our product strategy, platform architecture, technology and independence as well as our company culture allow us to compete favorably on each of these factors.

We expect competition to increase as other established and emerging companies enter our markets, as customer requirements evolve, and as new products and technologies are introduced. We expect this to be particularly true as we are a cloud-based offering, and our competitors may also seek to acquire new offerings or repurpose their existing offerings to provide identity management solutions with subscription models. With the continuing merger and acquisition activity in the technology industry, particularly transactions involving security or identity and access management technologies, there is a greater likelihood that we will compete with other large technology companies in the future in both the workforce identity and customer identity markets.

Additional information regarding our competition is included in "Risk Factors" under Part I, Item 1A of this Annual Report on Form 10-K.

Human Capital Resources

Our core values—love our customers, never stop innovating, act with integrity, be transparent and empower our people—inform and guide our human capital initiatives and objectives. In order to continue to innovate and drive customer success, it is crucial that we continue to attract, develop and retain exceptional talent and balanced teams. To that end, we strive to make Okta a diverse and inclusive workplace, with opportunities for our employees to grow and develop in their careers, supported by fair and competitive compensation, benefits and wellness programs, and by initiatives that foster connections between and among our employees and their communities and a sense of belonging.

As of January 31, 2024, we had 5,908 employees, of which approximately 67% were in the United States and 33% were in our international locations. We have not experienced any work stoppages, and we consider our relations with our employees to be good. Our employee engagement program helps us understand employee sentiment on a wide range of topics throughout the employee lifecycle, providing insights that inform our decisions about company initiatives, employee programs, talent risks, management opportunities and more. In fiscal 2024, 83% of our eligible employees participated in our annual employee engagement survey.

We encourage you to review the "Diversity, Inclusion and Belonging," "Responsibility," "Careers" and "Okta for Good" pages of our website at www.okta.com for more detailed information regarding our human capital programs and initiatives. Additional information on our diversity, inclusion and belonging strategy, diversity metrics and programs can be found in our most recent State of Inclusion at Okta annual report located on our website at www.okta.com/state-of-inclusion-at-okta, and additional information on our compensation, benefits and wellness programs is available on our Total Rewards website at rewards.okta.com.

Builder and Owner Culture

"Build and own it" is one of our core values. Our goal is to create a shared sense of ownership in achieving our company vision where career growth, competitive rewards, and purpose empower our employees to do great work. We want every employee to feel ownership of Okta.

Diversity, Inclusion and Belonging

We strive to foster a culture of inclusion and belonging and to build a diverse workforce to drive innovation and collective growth. Our diversity, inclusion and belonging ("DIB") initiatives—spearheaded by our DIB team and employee resource groups ("ERGs"), in partnership with various other teams—focus on DIB in our workforce, our workplace and the marketplace.

We employ inclusive recruitment and hiring practices to source talent from marginalized and underrepresented groups. Our engagement with diversity sourcing programs and partnerships allows us to both source top talent from underrepresented groups for current open roles, and further strengthen our ability to build and nurture talent communities for future roles. We also continue to recruit from a range of colleges and engage with organizations that support students and job seekers from marginalized and underrepresented groups through our social impact arm, Okta for Good.

Nurturing a culture of inclusion and belonging in our workplace is a key priority. We empower our employees to be authentic and grow through open conversations and engagement resources, including facilitated workshops that focus on precise language and inclusive calibrations, personalized DIB learning tools, mentoring and workplace development programs focused on supporting talent from underrepresented communities, and sponsorship of ERGs that strengthen our DIB culture. We currently have ERGs supporting women, people of collective cultures, veterans, the LGBTQIA+ community, neurodivergent people, and caregivers.

Growth and Development

We invest significant resources to develop talent and actively foster a learning culture where employees are empowered to drive their personal and professional growth. We provide our employees with a wide range of learning and development opportunities, including in-person, virtual, social and self-directed learning, mentoring, coaching and external development. We offer extensive onboarding and training programs through our internal learning initiative to prepare our employees at all levels for career progression and individual development. Our employee onboarding program helps our employees get off to the right start, our manager development program helps to build a solid foundation for our people managers, and our technical training program brings our new technical employees up to speed on our product offerings.

Compensation, Benefits and Wellness

We provide robust compensation, benefits and wellness programs that help support the varying needs of our employees. In addition to market-competitive base pay, short-term bonus incentives and long-term equity incentives, our total rewards program offers comprehensive employee benefits that may vary by country/region, including an employee stock purchase plan, a 401(k) plan in the United States with company matching contributions, comprehensive medical, dental and vision insurance, life and disability insurance, health savings accounts, charitable donation matching, flexible time off, volunteer time off, gender-neutral paid parental leave, fertility and adoption support, family care resources, mobile and internet reimbursement, mental health and lifestyle support programs and a variety of other health and wellness resources.

We are committed to fair compensation and opportunity in our workplace. We conduct regular equal pay assessments and adjust as needed to attempt to ensure our employees are paid equitably without regard to gender or ethnicity.

Hybrid and Remote Work

We help our employees succeed by providing flexibility in where and how they work. For many years, Okta has embraced a hybrid approach to enable our employees to work remotely or from one of our offices. We believe a hybrid approach can increase employee empowerment, satisfaction and productivity, drive efficiency and enable us to hire from a broader, more diverse pool of talent.

Community and Social Impact

The mission of our social impact arm, Okta for Good, is to build a safely connected world where everyone can belong and thrive. We mobilize our people, products and financial resources in service of our communities.

Our employees are passionate about many causes and Okta for Good connects them with numerous giving and volunteering opportunities in service of our communities. We believe this fosters a more meaningful, fulfilling and enjoyable workplace. In addition, through Okta for Good we donate and discount access to our service for non-profit organizations. These organizations use Okta to make their teams more efficient and secure, allowing them to focus on their important missions. We also engage in philanthropic grantmaking via the Okta for Good Fund, a donor-advised fund held at Tides Foundation. Grantmaking focus areas include:

- Tech for Good;
- Digital Equity; and
- Climate Action.

Prior to our initial public offering ("IPO") in April 2017, we reserved 300,000 shares of our common stock to fund and support the operations of Okta for Good, of which 56,250 shares of Class A common stock remained reserved for future issuances as of January 31, 2024. Okta for Good is a part of our company and not a separate legal entity. Additional information can be found on the "Okta for Good" page of our website at www.okta.com.

Sustainability

In fiscal 2021, we launched our Environmental, Social and Governance ("ESG") program. We established an oversight structure to provide strategic direction for our ESG program. Our ESG efforts are overseen by our executive leadership team and are reviewed by the nominating and corporate governance committee of our board of directors. Our ESG program covers issues relevant to our business under three categories: Protecting Our Customers, Investing in Our People and Supporting Our Communities.

We have set public commitments to climate targets. Our climate strategy to address emissions is currently aimed at energy consumption reduction, electrification, purchasing renewable energy and engaging with vendors to address their emissions. We have a renewable energy program, which matches our electricity consumption from our offices, our remote workforce and cloud services with renewable electricity. Additional information on our ESG programs and initiatives can be found in our "ESG Fact Sheet" on the "Responsibility" page of our website at www.okta.com.

Financial Information

The financial information required under this Item 1 is incorporated herein by reference to "Financial Statements and Supplementary Data" included in Part II, Item 8 of this Annual Report on Form 10-K. For financial information regarding our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 of this Annual Report on Form 10-K and our consolidated audited financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

Corporate Information

We were incorporated in 2009 as Saasure Inc., a California corporation, and were later reincorporated in 2010 under the name Okta, Inc. as a Delaware corporation. Our principal executive offices are located at 100 First Street, Suite 600, San Francisco, California 94105, and our telephone number is (888) 722-7871. Our website address is www.okta.com.

Additional Information

The following filings are available through our investor relations website after we file them with the SEC: Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and our Proxy Statement for our annual meeting of stockholders. These filings are also available for download free of charge on our investor relations website. Our investor relations website is located at investor.okta.com. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Supplemental financial and other information can be accessed through the Company's investor relations website. Okta uses its investor.okta.com website and okta.com/blog websites (including the Security Blog, Okta Developer Blog and Auth0 Developer Blog) as a means of disclosing material non-public information, announcing upcoming investor conferences and for complying with its disclosure obligations under Regulation FD. Accordingly, you should monitor our investor relations and okta.com/blog websites in addition to following our press releases, SEC filings and public conference calls and webcasts. Further corporate governance information, including our corporate governance guidelines and code of conduct, is also available on our investor relations website under the heading "Corporate Governance." Information contained on, or that can be accessed through, our websites is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks and uncertainties described below, as well as the other information in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of any of the events or developments described below, or of additional risks and uncertainties not presently known to us or that we currently deem immaterial, could materially and adversely affect our business, results of operations, financial condition and growth prospects. In such an event, the market price of our Class A common stock could decline, and you could lose all or part of your investment.

Risk Factor Summary

This risk factor summary contains a high-level summary of risks associated with our business. It does not contain all of the information that may be important to you, and you should read this risk factor summary together with the more detailed discussion of risks and uncertainties set forth following this summary. A summary of our risks includes, but is not limited to, the following:

- Adverse general economic, market and industry conditions and reductions in workforce identity and customer identity spending have, in the past, and may, in the future, reduce demand for our products, which could harm our revenue, results of operations and cash flows.

- In the past we have experienced cybersecurity incidents that allowed unauthorized access to our systems or data or our customers' data, harmed our reputation, created additional liability and adversely impacted

our financial results. We may experience similar incidents in the future which may also include disabling access to our service.

- We have experienced rapid growth in prior periods, and any failure to effectively manage future growth could harm our business and future prospects.

- Our prior growth rates may not be indicative of our future growth. As our costs increase, we may not be able to generate sufficient revenue to achieve and, if achieved, maintain profitability.

- We have a history of losses, and we expect to incur losses for the foreseeable future.

- If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

- We face intense competition, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

- If we are unable to attract new customers, sell additional products to our existing customers or develop new products and enhancements to our products that achieve market acceptance, our revenue growth and profitability will be harmed.

- Our business depends on our customers renewing their subscriptions and purchasing additional licenses or subscriptions from us. Any material decline in our Dollar-Based Net Retention Rate would harm our future results of operations.

- Customer growth has slowed in recent periods and could fall below expectations.

- We may experience quarterly fluctuations in our results of operations due to a number of factors that make our future results difficult to predict and could cause our results of operations to fall below analyst or investor expectations.

- If there are interruptions or performance problems associated with our technology or infrastructure, our existing customers may experience service outages, and our new customers may experience delays in the deployment of our platform.

- We have, in the past, failed or been perceived to have failed to fully comply with the privacy or security provisions of our privacy policy, our contracts and/or legal or regulatory requirements, which could result in proceedings, actions or penalties against us. We may experience similar incidents in the future.

- The stock price of our Class A common stock may be volatile or may decline.

- The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our IPO, including our directors, executive officers, and their affiliates, who held in the aggregate 40.4% of the voting power of our capital stock as of January 31, 2024. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

- Servicing our debt may require a significant amount of cash. We may not have sufficient cash flow from our business to pay our indebtedness.

- We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.

Risks Related to Our Business and Industry

Adverse general economic, market and industry conditions and reductions in workforce identity and customer identity spending have, in the past, and may, in the future, reduce demand for our products, which could harm our revenue, results of operations and cash flows.

Our revenue, results of operations and cash flows depend on the overall demand for our products. Concerns about the inflation and interest rate environment, the instability of financial institutions, health epidemics, the systemic impact of a widespread recession (in the United States or internationally), energy costs, geopolitical

issues, such as Russia's invasion of Ukraine, or the availability and cost of credit have and could continue to lead to increased market volatility, decreased consumer confidence and diminished growth expectations in the U.S. economy and abroad, which in turn could result in reductions in workforce identity and customer identity spending by our existing and prospective customers. These economic conditions can occur abruptly. Prolonged economic slowdowns may result in customers requesting us to renegotiate existing contracts on less advantageous terms to us than those currently in place or defaulting on payments due on existing contracts or not renewing at the end of the contract term. For example, rising interest rates in the United States have begun to affect businesses across many industries, including ours, by increasing the costs of labor, employee healthcare and other components, which may further constrain our, our customers' and prospective customers' budgets. To the extent there is a sustained general economic downturn, and our platforms and services are perceived by customers or potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in spending.

Our customers may merge with other entities who use alternative identity solutions and, during weak economic times, there is an increased risk that one or more of our customers will file for bankruptcy protection, either of which may harm our revenue, profitability and results of operations. We also face risk from international customers that file for bankruptcy protection in foreign jurisdictions, particularly given that the application of foreign bankruptcy laws may be more difficult to predict. In addition, we may determine that the cost of pursuing any claim may outweigh the recovery potential of such claim. As a result, if economic growth in countries where we do business slows or if such countries experience further economic recession, it could harm our business, revenue, results of operations and cash flows.

We have experienced rapid growth in prior periods, and any failure to effectively manage future growth could harm our business and future prospects.

We have experienced rapid growth since our founding in 2009. As we continue efforts to expand our business globally, we have faced new macroeconomic conditions, as well as operational and organizational challenges, that make it difficult to forecast our revenue and evaluate our business and future prospects. We have encountered and will continue to encounter risks and uncertainties that growing companies frequently experience in rapidly changing industries and macroeconomic environments, including the risks and uncertainties described in this document. Additionally, the sales cycle for the evaluation and implementation of our platform, which typically extends for multiple months for enterprise deals, may also cause us to experience a delay between increasing operating expenses and the generation of corresponding revenue, if any. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors, causing our business to suffer and our stock price to decline.

Our prior growth rates may not be indicative of our future growth. As our costs increase, we may not be able to generate sufficient revenue to achieve and, if achieved, maintain profitability.

From fiscal 2022 to fiscal 2023, our revenue grew from $1,300 million to $1,858 million, an increase of 43%, and from fiscal 2023 to fiscal 2024, our revenue grew from $1,858 million to $2,263 million, an increase of 22%. In future periods, we may not be able to sustain revenue growth consistent with recent history, or at all. We believe our revenue growth depends on a number of factors, such as macroeconomic conditions including the inflation and interest rate environment and budget constraints, as well as, but not limited to, our ability to:

- price our platform effectively so that we are able to attract and retain customers without compromising our profitability;

- attract new customers, successfully deploy and implement our platform, upsell or otherwise increase our existing customers' use of our platform, obtain customer renewals and provide our customers with excellent customer support;

- increase our network of channel partners;

- adequately expand our sales force, and maintain or increase our sales force's productivity;

- protect against security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform and products, and any negative market perception or customer reactions related to, or arising from the disclosure of, such breaches, difficulties or interruptions;

- successfully identify and enter into agreements with suitable acquisition targets, integrate any acquisitions and integrate acquired technologies into our existing products or use them to develop new products;

- successfully introduce new products, enhance existing products and address new use cases;

- introduce our platform to new markets outside of the United States;

- successfully compete against larger companies and new market entrants; and

- increase awareness of our brand on a global basis.

If we are unable to accomplish any of these tasks, our revenue growth will be harmed. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, financial position and results of operations will be harmed, and we may not be able to achieve or maintain profitability.

We have a history of losses, and we expect to incur losses for the foreseeable future.

We have incurred significant net losses in each year since our inception, including net losses of $848 million, $815 million and $355 million in fiscal 2022, 2023 and 2024, respectively. We expect to continue to incur net losses for the foreseeable future. We expect our operating expenses to significantly increase over the next several years as we hire additional personnel, particularly in sales and marketing, expand and improve the effectiveness of our distribution channels, expand our operations and infrastructure, both domestically and internationally, pursue business combinations and continue to develop our platform. If our revenue does not increase to offset these increases in our operating expenses, we will not be profitable in future periods. While historically, our total revenue has grown, not all components of our total revenue have grown consistently. Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including slowing demand for our software, increasing competition, any failure to gain or retain channel partners, a decrease in the growth of our overall market, or our failure, for any reason, to continue to capitalize on growth opportunities. As a result, our past financial performance should not be considered indicative of our future performance. Any failure by us to achieve or sustain profitability on a consistent basis could cause the value of our common stock to decline.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. For example, our headcount has grown from 5,030 employees as of January 31, 2022 to 5,908 employees as of January 31, 2024. In order to manage our growth and better align our organizational structure and resources with our business priorities, we may undertake restructuring plans from time to time. For example, during the first quarter of each of fiscal 2024 and fiscal 2025, we announced separate world-wide restructuring plans intended to reduce operating expenses and improve profitability that involved a reduction of our workforce by approximately 300 and 400 full-time employees, respectively. We may encounter challenges in the execution of these restructuring efforts, such as adverse impacts on employee morale or attrition beyond the intended reductions, and these challenges could impact our ability to execute on our business initiatives, which could cause our restructuring efforts to not be as effective as anticipated and harm our financial results.

We have also experienced significant growth in the number of customers, users and logins and in the amount of data that our SaaS infrastructure supports. Finally, our organizational structure is becoming more complex as we improve our operational, financial and management controls as well as our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our culture of rapid innovation, teamwork and attention to customer success, which has been central to our growth so far. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our platform may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers and employees.

We have established international offices in the Americas, Asia-Pacific and Europe, and we plan to continue to expand our international operations in the future. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, customer operations, research and development, marketing and sales, administrative, financial and other resources. If we are unable to manage our continued growth successfully, our business and results of operations could suffer.

In addition, as we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction. As our customer base continues to grow, we will need to expand our account management, customer service and other personnel, and our network of independent software vendors ("ISVs"), system integrators and other channel partners, to provide personalized account management and customer service. If we are not able to continue to provide high levels of customer service, our reputation, as well as our business, results of operations and financial condition, could be harmed.

We face intense competition, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets for our products are rapidly evolving, highly competitive and subject to shifting customer needs and frequent introductions of new technologies. As the markets in which we operate continue to mature and new technologies and competitors enter such markets, we expect competition to intensify. Our competitor categories include, but are not limited to:

- Authentication providers;

- Access and lifecycle management providers;

- Multi-factor authentication providers;

- Infrastructure-as-a-service providers;

- Other customer identity and access management providers; and

- Solutions developed in-house by our potential customers.

We compete with both cloud-based and on-premise enterprise application software providers. Our competitors vary in size and in the breadth and scope of the products and services offered. However, many of our competitors have substantial competitive advantages such as significantly greater financial, technical, sales and marketing, distribution, customer support or other resources, larger intellectual property portfolios, longer operating histories, greater resources to make strategic acquisitions and greater name recognition than we do. Our principal competitor is Microsoft.

With the continuing merger and acquisition activity in the technology industry, particularly transactions involving security or identity and access management technologies, there is a greater likelihood that we will compete with other large technology companies in the future in both the workforce identity and customer identity markets.

In addition, some of our larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our products, including through selling at zero or negative margins, product bundling or closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. These larger competitors often have broader product lines and market focus and as a result are not as susceptible to downturns in a particular market. Our competitors may also seek to acquire new offerings or repurpose their existing offerings to provide identity solutions with subscription models. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our products. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure and our loss of market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our ability to compete. Furthermore, organizations may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with our products. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, increased net losses, and loss of market share. Any failure to meet and address these factors could harm our business, results of operations and financial condition.

If we are unable to attract new customers, sell additional products to our existing customers or develop new products and enhancements to our products that achieve market acceptance, our revenue growth and profitability will be harmed.

To increase our revenue and achieve and maintain profitability, we must add new customers or sell additional products to our existing customers. Numerous factors, however, may impede our ability to add new customers and sell additional products to our existing customers, including our failure to convert new organizations into paying customers, failure to attract, effectively train, retain and motivate sales and marketing personnel, failure to develop or expand relationships with channel partners, failure to successfully deploy products for new customers and provide quality customer support, failure to ensure the effectiveness of our marketing programs, or any negative market perception stemming from past or future security breaches. In addition, if prospective customers do not perceive our platform to be of sufficiently high value and quality, we will not be able to attract the number and types of new customers that we are seeking.

In addition, our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our markets. The success of any enhancement to our products depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies and our platform and overall market acceptance. If we are unable to successfully develop new products, enhance our existing products to meet customer requirements, or otherwise gain market acceptance, our business, results of operations and financial condition would be harmed.

Further, to grow our business, we must convince developers to adopt and build their applications using our APIs and products. We believe that these developer-built applications facilitate greater usage and customization of our products. If these developers stop developing on or supporting our platform, we will lose the benefit of network effects that have contributed to the growth in our number of customers, and our business (including the performance levels of our products), results of operations and financial condition could be harmed.

Our business depends on our customers renewing their subscriptions and purchasing additional licenses or subscriptions from us. Any material decline in our Dollar-Based Net Retention Rate would harm our future results of operations.

To continue to grow our business, it is important that our customers renew their subscriptions when existing contract terms expire and that we expand our commercial relationships with our existing customers. Our customers have no obligation to renew their subscriptions, and our customers may decide not to renew their subscriptions with a similar contract period, at the same prices and terms or with the same or a greater number of users. We have experienced significant growth in the number of users of our platform, but we do not know whether we will continue to achieve similar user growth rates in the future. In the past, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict long-term customer retention and expansion rates. Our customer retention and expansion has, in the past, and may, in the future, decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our products, our product support, our prices and pricing plans, particularly in light of macroeconomic conditions, the inflation and interest rate environment and increased costs, the prices of competing software products, reductions in our customers' spending levels, user adoption of our platform, deployment success, negative sentiment stemming from cybersecurity incidents, utilization rates by our customers, new product releases and changes to the packaging of our product offerings. If our customers do not purchase additional subscriptions or renew their subscriptions, renew on less favorable terms or fail to add more users, our revenue may decline or grow less quickly than anticipated, which would harm our future results of operations. Furthermore, if our contractual subscription terms were to shorten it could lead to increased volatility of, and diminished visibility into, future recurring revenue. If our sales of new or recurring subscriptions and software-related support service contracts decline from existing customers, our revenue and revenue growth may decline, and our business will suffer.

Customer growth has slowed in recent periods and could fall below expectations.

We have experienced significant growth in the number of our customers since our founding, but this growth has slowed in recent periods. As we increase our focus on sales to the world's largest organizations, we do not expect customer growth to continue at the same pace as it has previously. This could cause customer growth to fall below analyst or investor expectations. If we fail to meet or exceed such expectations for this or any other reason, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We may experience quarterly fluctuations in our results of operations due to a number of factors that make our future results difficult to predict and could cause our results of operations to fall below analyst or investor expectations.

Our quarterly results of operations fluctuate from quarter to quarter as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:

- the level of demand for our platform;

- our ability to attract new customers, obtain renewals from existing customers and upsell or otherwise increase our existing customers' use of our platform;

- the timing and success of new product introductions by us or our competitors or any other change in the competitive landscape of our market;

- security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform and products, and any negative market perception or customer reactions related to, or arising from the disclosure of, such breaches, difficulties or interruptions;

- pricing pressure as a result of competition, the inflation and interest rate environment and increased costs;

- seasonal buying patterns for IT spending;

- the mix of revenue attributable to larger transactions as opposed to smaller transactions, and the associated volatility and timing of our transactions;

- changes in remaining performance obligations ("RPO") due to seasonality, the timing of and compounding effects of renewals, invoice duration, size and timing, new business linearity between quarters and within a quarter, average contract term or fluctuations due to foreign currency movements, all of which may impact implied growth rates;

- errors in our forecasting of the demand for our products, which could lead to lower revenue, increased costs or both;

- increases in and timing of sales and marketing and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

- our ability to comply with privacy laws and requirements;

- costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

- credit or other difficulties confronting our channel partners;

- adverse litigation judgments, settlements of litigation and other disputes or other litigation-related or dispute-related costs;

- the impact of new accounting pronouncements and associated system implementations;

- changes in the legislative or regulatory environment;

- fluctuations in foreign currency exchange rates;

- expenses related to real estate, including our office leases, and other fixed expenses;

- health epidemics, such as COVID-19, influenza and other highly communicable diseases or viruses; and

- general economic conditions in either domestic or international markets, including the inflation and interest rate environment, geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in our results of operations. You should not rely on our past results as an indicator of our future performance.

The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or

other metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our ability to introduce new products and features is dependent on adequate research and development resources and our ability to successfully complete acquisitions. If we do not adequately fund our research and development efforts or complete acquisitions successfully, we may not be able to compete effectively and our business and results of operations may be harmed.

To remain competitive, we must continue to develop new products, applications and enhancements to our existing platform. This is particularly true as we further expand and diversify our capabilities. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. If we elect not to or are unable to develop products internally, we may choose to expand into a certain market or strategy via an acquisition for which we could potentially pay too much or fail to successfully integrate into our operations. Further, many of our competitors expend a considerably greater amount of funds on their respective research and development programs, and those that do not may be acquired by larger companies that could allocate greater resources to our competitors' research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors and may harm our business, results of operations and financial condition.

Even if we maintain adequate research and development resources, we may be unable to monetize newly developed products or features such that we can recoup our research and development expenditures. For example, if we develop a new product feature but our competitors give an equivalent feature away for free, we may need to also include our newly developed feature for free as part of an existing product offering to remain competitive in the marketplace. Such a loss of anticipated revenue to offset our research and development expenditures may harm our business, results of operations and financial condition.

Future acquisitions, investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of management personnel, disrupt our business, dilute stockholder value and harm our results of operations and financial condition.

We have in the past acquired, and we may in the future seek to acquire or invest in, businesses, products, teams or technologies that we believe could complement or expand our current platform, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to successfully integrate and retain the acquired personnel, integrate the acquired operations and technologies, and adequately test and assimilate the internal control processes of the acquired business in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), or effectively manage the combined business following the acquisition. For example, we have experienced aspects of such challenges in connection with our May 2021 acquisition of Auth0.

We may not be able to find and identify desirable acquisition targets or we may not be successful in entering into an agreement with any particular target. Acquisitions could also result in dilutive issuances of equity securities, use of our available cash or the incurrence of debt, or in adverse tax consequences or unfavorable accounting treatment, which could harm our results of operations.

In addition, from time to time we invest in private growth stage companies for strategic reasons and to support key business initiatives, and we may not realize a return on these investments. All of our venture investments are subject to a risk of partial or total loss of investment capital.

Acquisitions and strategic transactions involve numerous risks, including:

•   delays or reductions in customer purchases for both us and the acquired business;

•   disruption of partner and customer relationships;

•   potential loss of key employees of the acquired company;

•   claims by and disputes with the acquired company's employees, customers, stockholders or third parties;

- unknown liabilities or risks associated with the acquired business, product or technology, such as contractual obligations, potential security vulnerabilities of the acquired company and its products and services, potential intellectual property infringement, costs arising from the acquired company's failure to comply with legal or regulatory requirements and litigation matters;

- acquired technologies or products may not comply with legal or regulatory requirements and may require us to make additional investments to make them compliant;

- acquired technologies or products may not be able to provide the same support service levels that we generally offer with our other products;

- acquired businesses, technologies or products could be viewed unfavorably by our partners, our customers, our stockholders or securities analysts;

- unforeseen integration or other expenses; and

- future impairment of goodwill or other acquired intangible assets.

In addition, if an acquired business fails to meet our expectations, our business, results of operations and financial condition could suffer.

Because our long-term success depends, in part, on our ability to expand the sales of our products to customers located outside of the United States, our business will be susceptible to risks associated with international operations.

We currently have sales personnel outside the United States and maintain offices outside the United States in the Americas, Asia-Pacific and Europe, and we plan to continue to expand our international operations.

Our international revenue was 22% and 21% of our total revenue in fiscal 2023 and fiscal 2024, respectively. Any international expansion efforts that we may undertake may not be successful. In addition, conducting international operations subjects us to new risks, some of which we have not generally faced in the United States. These risks include, among other things:

- macroeconomic conditions, including the inflation and interest rate environment;

- unexpected costs and errors in the localization of our products, including translation into foreign languages and adaptation for local practices and regulatory requirements;

- lack of familiarity and burdens of complying with foreign laws, legal standards, privacy standards, regulatory requirements, tariffs and other barriers;

- laws and business practices favoring local competitors or commercial parties;

- costs and liabilities related to compliance with the numerous and ever-growing landscape of U.S. and international data privacy and cybersecurity regimes, many of which involve disparate standards and enforcement approaches, to address cross-border data flows;

- greater risk that our foreign employees or partners will fail to comply with U.S. and foreign laws;

- practical difficulties of enforcing intellectual property rights in countries with fluctuating laws and standards and reduced or varied protection for intellectual property rights in some countries;

- restrictive governmental actions focusing on cross-border trade, including taxes, trade laws, tariffs, import and export restrictions or quotas, barriers, sanctions, custom duties or other trade restrictions;

- unexpected changes in legal and regulatory requirements;

- difficulties in managing systems integrators and technology partners;

- differing technology standards;

- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

- difficulties in managing and staffing international operations and differing employer/employee relationships and local employment laws;

- political, economic and social instability, war, terrorist activities or armed conflict, including Russia's invasion of Ukraine;

- global economic uncertainty caused by global political events;

- health epidemics, such as COVID-19, influenza and other highly communicable diseases or viruses;

- fluctuations in exchange rates that may increase the volatility of our foreign-based revenue and expense; and

- potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings.

Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenue or profitability.

We have not engaged in currency hedging activities to limit risk of exchange rate fluctuations. Changes in exchange rates affect our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our stockholders' equity.

If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

If we fail to adapt to rapid technological change, our ability to remain competitive could be impaired.

The industry in which we compete is characterized by rapid technological change, frequent introductions of new products and evolving industry standards. Our ability to attract new customers and increase revenue from existing customers will depend in significant part on our ability to anticipate industry standards and trends and continue to enhance existing products or introduce or acquire new products on a timely basis to keep pace with technological developments. The success of any enhancement or new product depends on several factors, including the timely completion and market acceptance of the enhancement or new product. Any new product we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them, those competitors may be able to provide more effective products than ours at lower prices. Any delay or failure in the introduction of new or enhanced products could harm our business, results of operations and financial condition.

Our financial results may fluctuate due to increasing variability in our sales cycles.

We plan our expenses based on certain assumptions about the length and variability of our sales cycle. These assumptions are based upon historical trends for sales cycles and conversion rates associated with our existing customers. As we continue to focus on sales to larger organizations and in light of the current macroeconomic environment, our sales cycles are lengthening in certain circumstances and becoming less predictable, which may harm our financial results. Other factors that may influence the length and variability of our sales cycle include, among other things:

- the need to raise awareness about the uses and benefits of our platform, including our customer identity products;

- the need to allay privacy, regulatory and security concerns;

- the discretionary nature of purchasing and budget cycles and decisions;

- the competitive nature of evaluation and purchasing processes;

- announcements or planned introductions of new products, features or functionality by us or our competitors; and

- often lengthy purchasing approval processes.

Our increasing focus on sales to larger organizations may further increase the variability of our financial results. If we are unable to close one or more of such expected significant transactions in a particular period, or if such an expected transaction is delayed until a subsequent period, our results of operations for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be harmed.

Our growth depends, in part, on the success of our strategic relationships with third parties.

To grow our business, we anticipate that we will continue to depend on relationships with third parties, such as channel partners. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in causing third parties to favor their products or services over subscriptions to our platform. In addition, acquisitions of such partners by our competitors could result in a decrease in the number of our current and potential customers, as these partners may no longer facilitate the adoption of our applications by potential customers. Further, some of our partners are or may become competitive with certain of our products and may elect to no longer integrate with our platform. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired, and our results of operations may suffer. Even if we are successful, we cannot ensure that these relationships will result in increased customer usage of our applications or increased revenue.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to increase our customer base and achieve broader market acceptance of our products will depend to a significant extent on our ability to expand our marketing and sales operations. We plan to continue expanding our direct sales force and engaging additional channel partners, both domestically and internationally. This expansion will require us to invest significant financial and other resources. Our business will be harmed if our efforts do not generate a corresponding increase in revenue. We may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct sales personnel, if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if we are unable to retain our existing direct sales personnel. We also may not achieve anticipated revenue growth from our channel partners if we are unable to attract and retain additional motivated channel partners, if any existing or future channel partners fail to successfully market, resell, implement or support our products for their customers, or if they represent multiple providers and devote greater resources to market, resell, implement and support the products and solutions of these other providers. For example, some of our channel partners also sell or provide integration and administration services for our competitors' products, and if such channel partners devote greater resources to marketing, reselling and supporting competing products, this could harm our business, results of operations and financial condition.

Various factors may cause our product implementations to be delayed, inefficient or otherwise unsuccessful.

Our business depends upon the successful implementation of our products by our customers. Increasingly, we, as well as our customers, rely on our network of partners to deliver implementation services, and there may not be enough qualified implementation partners available to meet customer demand. Various factors may cause implementations to be delayed, inefficient or otherwise unsuccessful. For example, changes in the functional requirements of our customers, delays in timeline, or deviation from recommended best practices may occur during the course of an implementation project. As a result of these and other risks, we or our customers may incur significant implementation costs in connection with the purchase, implementation and enablement of our products. Some customer implementations may take longer than planned or fail to meet our customers' expectations, which may delay our ability to sell additional products or result in customers canceling or failing to renew their subscriptions before our products have been fully implemented. Unsuccessful, lengthy, or costly customer implementation and integration projects could result in claims from customers, harm to our reputation, and opportunities for competitors to displace our products, each of which could have an adverse effect on our business and results of operations.

A portion of our revenues are generated by sales to government entities, which are subject to a number of challenges and risks.

A portion of our sales are to partners that resell our services to government agencies, and we have made, and plan to continue to make, investments to support future sales opportunities in the government sector. The sale of our services to government agencies is tied to budget cycles, and there are government requirements and authorizations that we may be required to meet. Further, we may be subject to audits and investigations regarding

our role as a subcontractor in government contracts, and violations could result in penalties and sanctions, including contract termination, refunding or forfeiting payments, fines, and suspension or debarment from future government business. Selling to these entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense. Government entities often require contract terms that differ from our standard arrangements and impose additional compliance requirements, require increased attention to pricing practices, or are otherwise time consuming and expensive to satisfy. For example, some of our government entity customers contract with us on the basis of our authorization under FedRAMP, which has, in the past, and may, in the future, require us to undertake additional actions and expense to ensure compliance. Government entities may also have statutory, contractual or other legal rights to terminate contracts with our partners for convenience, for lack of funding or due to a default, and any such termination may adversely impact our future results of operations. If we represent that we meet certain standards, authorizations (such as FedRAMP) or requirements and do not meet them, or if such authorizations are suspended or revoked, we could be subject to increased liability from our customers, investigation by regulators or termination rights. Even if we do meet them, the additional costs associated with providing our service to government entities could harm our margins. Moreover, changes in underlying regulatory requirements could be an impediment to our ability to efficiently provide our service to government customers and to grow or maintain our customer base. Any of these risks related to contracting with government entities could adversely impact our future sales and results of operations, or make them more difficult to predict.

If we fail to enhance our brand cost-effectively, our ability to expand our customer base will be impaired and our business, results of operations and financial condition may suffer.

We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future products and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products at competitive prices. In the past, our efforts to build our brand have involved significant expenses and have not always attracted a sufficient number of new customers to be cost-effective. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business, results of operations and financial condition could suffer.

We may not set optimal prices for our products.

In the past, we have at times adjusted our prices either for individual customers in connection with long-term agreements or for a particular product. We expect that we may need to change our pricing in future periods and potentially in response to the inflation and interest rate environment and increased costs. Further, as competitors introduce new products that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers based on our historical pricing. As we expand internationally, we also must determine the appropriate price to enable us to compete effectively internationally. In addition, if our mix of products sold changes, then we may need to, or choose to, revise our pricing. As a result, we may be required or choose to reduce our prices or change our pricing model, which could harm our business, results of operations and financial condition.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity or convertible debt financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

- develop and enhance our products;

- continue to expand our product development, sales and marketing organizations;

- hire, train and retain employees;

- respond to competitive pressures or unanticipated working capital requirements; or

- pursue acquisition opportunities.

Our inability to do any of the foregoing could reduce our ability to compete successfully and harm our business, results of operations and financial condition.

We may be subject to liability claims if we breach our contracts and our insurance may be inadequate to cover our losses.

We are subject to numerous obligations in our contracts with our customers and partners. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we may breach these commitments, whether through a weakness in these procedures, systems and internal controls, negligence or the willful act of an employee or contractor. Our insurance policies, including our errors and omissions insurance, may be inadequate to compensate us for the potentially significant losses that may result from claims arising from breaches of our contracts, disruptions in our service, including those caused by cybersecurity incidents, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management's attention.

Increased and complex scrutiny of environmental, social and governance ("ESG") matters may require us to incur additional costs or otherwise adversely impact our business.

Increased attention to climate change; diversity, equity and inclusion; and other ESG issues, as well as societal expectations regarding voluntary ESG initiatives and disclosures, may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement and contracting), impact our reputation, or otherwise affect our business performance. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on ESG matters. Such ratings are used by some investors to inform their investment or voting decisions. Unfavorable ESG ratings could lead to negative investor sentiment toward us and/or our industry, which could have a negative impact on our access to and costs of capital. To the extent ESG matters negatively impact our reputation, we may also not be able to compete as effectively to recruit or retain employees. We may take certain actions, including the establishment of ESG-related goals or targets, to improve our ESG profile and/or respond to stakeholder demand; however, such actions may be costly or be subject to numerous conditions that are outside our control, and we cannot guarantee that such actions will have the desired effect.

Moreover, while we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. Such disclosures may also be at least partially reliant on third-party information that we have not independently verified or cannot be independently verified. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters, and increased regulation will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Such ESG matters may also impact our customers, which may adversely impact our business, financial condition, or results of operations.

Risks Related to Intellectual Property, Infrastructure Technology, Data Privacy and Security

If there are interruptions or performance problems associated with our technology or infrastructure, our existing customers may experience service outages, and our new customers may experience delays in the deployment of our platform.

Our continued growth depends, in part, on the ability of our existing and potential customers to access our platform 24 hours a day, seven days a week, without interruption or degradation of performance. We have, in the past, and may, in the future, experience disruptions, data loss or corruption, outages and other performance problems with our infrastructure or service due to a variety of factors. These factors include, for example,

infrastructure and functionality changes, human or software errors, capacity constraints, ransomware attacks that encrypt our data and render it inaccessible or security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems immediately, and it could take months, or even years, for such problems to become pronounced enough for us to detect or for our customers to detect and inform us. We may not be able to maintain the level of service uptime and performance required by our customers, especially during peak usage times and as our products become more complex and our user traffic increases. If our platform is unavailable or if our customers are unable to access our products or deploy them within a reasonable amount of time, or at all, our business would be harmed. Since our customers rely on our service to access and complete their work, any outage on our platform would impair the ability of our customers to perform their work, which would negatively impact our brand, reputation and customer satisfaction. Moreover, we depend on services from various third parties to maintain our infrastructure and distribute our products via the internet. If a service provider fails to provide sufficient capacity to support our platform or otherwise experiences service outages, including intentionally blocking our internet traffic or all internet traffic, for example at the request of a national government intending to isolate its country's network, such failure could interrupt our customers' access to our service, which could adversely affect their perception of our platform's reliability and our revenues. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our products. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated into our infrastructure. If we do not accurately predict our infrastructure capacity requirements, our customers could experience service shortfalls. We may also be unable to effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology.

Any of the above circumstances or events may harm our reputation, cause customers to terminate their agreements with us, impair our ability to obtain subscription renewals from existing customers, impair our ability to grow our customer base, result in the expenditure of significant financial, technical and engineering resources, subject us to financial penalties and liabilities under our service level agreements, and otherwise harm our business, results of operations and financial condition.

In the past we have experienced cybersecurity incidents that allowed unauthorized access to our systems or data or our customers' data, harmed our reputation, created additional liability and adversely impacted our financial results. We may experience similar incidents in the future which may also include disabling access to our service.

Increasingly, companies, including Okta, are subject to a wide variety of attacks on their systems and networks on an ongoing basis. In addition to threats from traditional computer "hackers," malicious code (such as malware, viruses, worms and ransomware), employee or contractor theft or misuse, password spraying, phishing and denial-of-service attacks, we and our third-party service providers now also face threats from sophisticated nation-state actors and organized crime groups who engage in attacks (including advanced persistent threat intrusions) that add to the risks to our systems (including those hosted on AWS' or other cloud services providers' systems), internal networks, our customers' systems and the information that we and they store and process. For example, like other companies, we have experienced an increase in cybersecurity attacks and have had to expend increasing amounts of human and financial capital to respond. We expect that these cybersecurity attacks will continue and that the scope and sophistication of these efforts will increase in future periods. Despite significant efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. As a well-known provider of identity and security solutions that form a part of our customers' security software supply chain, we pose an attractive target for such attacks. The security measures we have integrated into our internal systems and platform, which are designed to detect unauthorized activity and prevent or minimize security breaches, may not function as expected and have not in the past been, and may not in the future be, sufficient to protect our internal networks and platform against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently, become more complex over time and generally are not recognized until launched against a target. As a result, we and our third-party service providers have in the past been, and may in the future be, unable to anticipate these techniques or implement adequate preventative measures quickly enough to prevent either an electronic intrusion into our systems or services or a compromise of customer data, employee data or other protected information.

Our customers' use of Okta to access business systems and store data concerning, among others, their employees, contractors, partners and customers is essential to their use of our platform, which stores, transmits and

processes customers' proprietary information and users' personal data. Okta has experienced and likely will in the future experience attacks targeting such customer data. When such breaches occur, as a result of third-party action, technology limitations, employee or contractor error, malfeasance or otherwise, and if the confidentiality, integrity or availability of our customers' data or systems is disrupted, we could incur significant liability to our customers and to individuals or businesses whose information was being stored by our customers, and our platform may be perceived as less desirable, which could negatively affect our business and damage our reputation. Techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and generally are not recognized until launched against a target. As a result, we, our third-party service providers and our customers have not in the past been, and may not in the future be, able to anticipate these techniques or to implement adequate preventive measures. Further, because we do not control our third-party service providers, or the processing of data by our third-party service providers, we cannot ensure the integrity or security of measures they take to protect customer information and prevent data loss.

In addition, security breaches impacting our platform have in certain cases resulted in and could in the future result in a risk of loss or unauthorized disclosure or theft of this information, or the denial of access to this information, which, in turn, could lead to enforcement actions, litigation, regulatory or governmental audits, investigations and possible liability, and increased requests by individuals regarding their personal data. Security breaches could also damage our relationships with and ability to attract customers and partners, and trigger service availability, indemnification and other contractual obligations. For example, our customers have in the past published public criticisms of our security practices in connection with security incidents, and these postings harm our reputation and brand. Security incidents may also cause us to incur significant investigation, mitigation, remediation, notification and other expenses. Furthermore, as a well-known provider of identity and security solutions that form a part of our customers' security software supply chain, any such breach, including a breach of our customers' systems, could compromise systems secured by our products, creating system disruptions or slowdowns and exploiting security vulnerabilities of our or our customers' systems, and the information stored on our or our customers' systems could be accessed, publicly disclosed, altered, lost or stolen, which could subject us to liability and cause us financial harm. Our disclosures concerning security incidents also may become the subject of litigation, and our disclosures concerning the January 2022 compromise, for example, have become the subject of lawsuits, as discussed in Item 3, "Legal Proceedings" below. While we have taken a number of remediation steps, there is no guarantee that our preventative and mitigation actions with respect to this incident and others like it will fully eliminate the risk of a malicious compromise of our or our customers' systems.

We have experienced cybersecurity incidents resulting from our use of and oversight over third-party service providers and may experience such incidents in the future. These incidents have, in the past, and may, in the future, result from our configuration of such providers' products or from cybersecurity attacks on such providers of the same type that could affect our own systems. While we have implemented security measures and configuration policies that seek to protect data stored with our third-party service providers, such measures and policies have not in the past been, and may not in the future be, sufficient to protect our data or our customers' data. For example, the January 2022 compromise of one of our third-party service providers by a threat actor, even though not material and not a breach of our product or systems, nonetheless was widely publicized and focused attention on the security of our systems and the systems of our third-party service providers. In addition, in October 2023, a threat actor gained unauthorized access to and stole information from inside our customer support system, which was hosted by a third-party service provider.

While we maintain cybersecurity insurance, our insurance may be insufficient to cover all liabilities incurred in these incidents, and any incidents may result in loss of, or increased costs of, our cybersecurity insurance. These breaches, or any perceived breach, of our systems, our customers' systems, our service providers' systems, or other systems or networks secured by our products, whether or not any such breach is due to a vulnerability in our platform, may also undermine confidence in our platform or our industry and result in damage to our reputation and brand, negative publicity, loss of ISVs and other channel partners, customers and sales, increased costs to remedy any problem, costly litigation and other liability. In addition, a breach of the security measures of one of our key ISVs or other channel partners or a security software supply chain attack even many levels removed could result in the exfiltration of confidential corporate information or other data that may provide additional avenues of attack. For example, an exploitation in an open source library that is imported and used in another framework that is used by a software product used by Okta could introduce an avenue of attack into the Okta service. If a high profile security breach occurs with respect to a comparable cloud technology provider, our customers and potential customers may lose trust in the security of the cloud business model generally, which could adversely impact our ability to retain existing customers or attract new ones, potentially causing a negative impact on our business. Any of these

negative outcomes could adversely impact market acceptance of our products and could harm our business, results of operations and financial condition.

Third parties have induced and may continue to fraudulently induce employees, contractors, customers or our customers' users into disclosing sensitive information such as user names, passwords or other information or otherwise compromise the security of our applications, internal networks, electronic systems and/or physical facilities in order to gain access to our data or our customers' data, which could result in significant legal and financial exposure, a loss of confidence in the security of our platform, interruptions or malfunctions in our operations, account lockouts, and, ultimately, harm to our future business prospects and revenue. We may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in security.

We have, in the past, failed or been perceived to have failed to fully comply with the privacy or security provisions of our privacy policy, our contracts and/or legal or regulatory requirements, which could result in proceedings, actions or penalties against us. We may experience similar incidents in the future.

Our customers' storage and use of data concerning, among others, their employees, contractors, partners and customers is essential to their use of our platform. We have implemented various features intended to enable our customers to better comply with applicable privacy and security requirements in their collection and use of data within our online service, but these features have, in the past, not ensured and may, in the future, not ensure our customers' compliance and may not be effective against all potential privacy or related regulatory concerns.

Many jurisdictions have enacted or are considering enacting or revising privacy and/or data security legislation, including laws and regulations applying to the collection, use, storage, transfer, disclosure and/or processing of personal data. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the operations of our customers may limit the use and adoption of our service and reduce overall demand for it. These privacy and data security related laws and regulations are evolving and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. In addition, we are subject to certain contractual obligations regarding the collection, use, storage, transfer, disclosure and/or processing of personal data. Although we are working to comply with those federal, state and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our platform. In addition, some of our customers contract with us on the basis of our authorization under FedRAMP, which, in addition to state or international regulations, has, in the past, and may, in the future, require us to undertake additional actions and expense to ensure compliance.

We also expect that there will continue to be new proposed laws, regulations, self-regulatory and industry standards concerning privacy, data protection and information security in the United States, China, the European Union, India and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. For example, the California Consumer Privacy Act ("CCPA"), which took effect on January 1, 2020, and the California Privacy Rights Act ("CPRA"), which took effect on January 1, 2023 and significantly modifies the CCPA, broadly define personal information and give California residents expanded privacy rights and protections and provide for civil penalties for violations and a private right of action for data breaches. The CPRA also created a new state agency that is vested with authority to implement and enforce the CCPA and the CPRA. Since the CPRA passed, a number of states have passed their own comprehensive privacy statutes that share similarities with the CCPA and CPRA and, depending on the jurisdiction, will take effect in 2024 or thereafter. Following California's enactment of the CCPA and CPRA, a number of other states have passed new privacy laws with differing requirements and remedies for violations. We expect that additional states will enact privacy regulations that differ from each other. We may expend significant resources attempting to comply with conflicting and overlapping state privacy regulations, and the cost and complexity of complying with such regulations could adversely affect our business or increase our potential liability if we fail to comply. This influx of state privacy regimes indicates a trend toward more stringent privacy legislation in the United States, including a potential federal privacy law, which could also increase our potential liability and adversely affect our business.

Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could impair our or our customers' ability to collect, use or disclose information relating to consumers, which could decrease demand for our applications, restrict our business operations, or increase our costs and impair our ability to maintain and grow our customer base and increase our

revenue. Such laws and regulations may require companies to implement privacy and security policies, permit users to exercise various data rights, inform individuals of security breaches that affect their personal data, and, in some cases, obtain individuals' consent to use personal data for certain purposes. If we, or the third parties on which we rely, fail to comply with federal, state and international data privacy laws and regulations our ability to successfully operate our business and pursue our business goals could be harmed.

With respect to cybersecurity in the United States, we are closely monitoring the development of rules and guidance pursuant to various executive orders that may apply to us, including, for example, pursuant to Executive Order 14028 for "critical software." While the rules and guidance coming from the Order are still being developed, we could be categorized as a provider of critical software, which may increase our compliance costs and delay or prevent our ability to execute contracts with customers, including in particular with government entities.

Any failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, compliance frameworks that Okta has contractually committed to comply with, or any actual or suspected privacy or security incident, even if unfounded, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal data or other data, may result in enforcement actions and prosecutions, private litigation, fines, penalties and censure, claims for damages by customers and other affected individuals, or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

We publicly post our privacy policies and practices concerning our processing, use and disclosure of the personal data provided to us by our website visitors and by our customers, and other individuals with whom we interact. Our publication of our privacy policies and other statements we publish that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be unfair, deceptive or misrepresentative of our practices.

If our platform is perceived to cause, or is otherwise unfavorably associated with, violations of privacy or data security requirements, it may subject us or our customers to public criticism and potential legal liability. Existing and potential privacy laws and regulations concerning privacy and data security and increasing sensitivity of consumers to unauthorized processing of personal data may create negative public reactions to technologies, products and services such as ours. Public concerns regarding personal data processing, privacy and security may cause some of our customers' end users to be less likely to visit their websites or otherwise interact with them. If enough end users choose not to visit our customers' websites or otherwise interact with them, our customers could stop using our platform. This, in turn, may reduce the value of our service, and slow or eliminate the growth of our business, or cause our business to contract.

Privacy is a key issue for Okta and for our customers. We have attained multiple privacy certifications, such as the Asia-Pacific Economic Cooperation Privacy Recognition for Processors, and the European Union Cloud Code of Conduct, Level 2. If we fail to maintain our privacy certifications, or if we fail to seek expansion of their applicability to acquired and/or newly-developed products, we may fail to meet our contractual commitments and we may fail to retain our existing customers or attract new customers, and our business, results of operations and financial condition could suffer.

We may face particular privacy, data security and data protection risks in Europe due to stringent data protection and privacy laws and increased scrutiny over EU-U.S. data transfers.

We are subject to global data protection laws and regulations ("Data Protection Laws") that may impact how we do business with customers. Data Protection Laws, such as those applicable in the European Union, Canada and certain of its provinces, United Kingdom, Asia, and certain states in the United States, have enhanced data protection obligations for companies that handle personal data. Obligations include, for example, expanded disclosures about how personal data is to be used, individual rights to access and delete personal data, limitations on retention of personal data, mandatory data breach notification requirements and strict obligations on service providers.

In addition, increasing numbers of Data Protection Laws restrict transfers of personal data outside of their country of origin to countries deemed to lack adequate privacy protections. These types of transfers must be supported by a transfer mechanism that we may be required to implement; for example, data transfers out of the European Economic Area may require certification to the EU-U.S. Data Privacy Framework ("DPF") or agreeing to the European Commission's Standard Contractual Clauses ("SCCs"), each of which impose additional compliance obligations.

One Okta subsidiary is a certified participant of the DPF and receives European personal data in the U.S. pursuant to the DPF and the SCCs, and by contrast, the rest of Okta relies on the SCCs for its lawful transfers of European personal data to the U.S. The DPF and the SCCs are subject to further review by European authorities (such as the Court of Justice of the European Union) and could be invalidated in the future, requiring expenditure of additional resources to support lawful transfers of European personal data.

Additional jurisdictions continue to adopt data localization laws, which require personal data, or certain subcategories of personal data, to be stored in the jurisdiction of origin. These regulations may deter customers from using cloud-based services such as ours and may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

This regulatory environment applicable to the handling of personal data, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs and could result in our business, results of operations and financial condition being harmed. We and our customers may face a risk of enforcement actions by an increasing number of global data protection authorities in countries where data protection laws apply to us and with which we may not be able to comply. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, results of operations and financial condition.

Non-compliance with these obligations can trigger significant fines. For example, in Europe fines for non-compliance can be a maximum of €20 million or 4% of total worldwide annual revenue, whichever is higher. In some U.S. states, fines can be up to $7,500 per violation, multiplied by the number of impacted individuals, and, in addition, some states allow a private right of action. Given the breadth and depth of changes in data protection obligations, complying with these requirements has caused us to expend significant resources, which is likely to continue into the near future as we respond to new interpretations and enforcement actions.

In addition, new laws are continually being passed. For example, in the European Union, a draft ePrivacy Regulation extends strict opt-in marketing rules, alters rules on third-party cookies, web beacons and similar technology and significantly increases penalties for violations. India recently passed a comprehensive data protection law that will apply new privacy rules for the first time in that country. In addition, the number of U.S. states with comprehensive Data Protection Laws significantly increased in 2023. We cannot yet determine the impact that such future laws, regulations and standards may have on our business. Such laws and regulations are often subject to differing interpretations and may be inconsistent among jurisdictions. We may incur substantial expense in complying with any new obligations, we may be required to make significant changes in our business operations and product and services development, and we may not be able to comply with some of these regulatory developments, all of which may adversely affect our revenues and our business overall.

We function as a HIPAA Business Associate for certain of our customers and, as such, are subject to strict privacy and data security requirements. If we fail to comply with any of these requirements, we could be subject to significant liability, all of which can adversely affect our business as well as our ability to attract and retain new customers.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), and their respective implementing regulations under HIPAA, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA's security standards directly applicable to "Business Associates". We function as a Business Associate for certain of our customers that are HIPAA covered entities and service providers, and in that context we are regulated as a Business Associate for the purposes of HIPAA. The HIPAA-covered entities and service providers to which we provide services require us to enter into HIPAA-compliant Business Associate agreements with them. These agreements impose stringent data security obligations on us. If we are unable to comply with our obligations as a HIPAA Business Associate or under the terms of the Business Associate agreements we have executed, we could face substantial civil and even criminal liability as well as contractual liability under the applicable Business Associate agreement, all of which can have an adverse impact on our business and generate negative publicity, which, in turn, can have an adverse impact on our ability to attract and retain new customers. Modifying the already stringent penalty structure that was present under HIPAA prior to HITECH, HITECH created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from HIPAA and each other in significant ways and may not have the same effect. Further, certain modifications have been proposed to the HIPAA privacy regulations, and we expect that there

will continue to be changes to health information privacy laws in the United States, including HIPAA, and we cannot yet determine the impact such changes to existing laws, regulations and standards may have on our business.

If we fail to maintain our security attestations and certifications, our business, results of operations and financial condition may suffer.

Security is essential for Okta and for our customers. A number of our product offerings have attained multiple certifications, including SOC 2 Type II Attestations, CSA Star Level 2 Attestation, ISO/IEC 27001:2013, ISO/IEC 27017:2015, ISO/IEC 27018:2019, multiple agency FedRAMP Authorities to Operate, Department of Defense Impact Level 4, are in accordance with Health Insurance Portability and Accountability Act ("HIPAA"), and comply with many other international security frameworks. Workforce Identity Cloud also supports FIPS 140-2 encryption requirements. If we fail to maintain our security attestations and certifications, or if we fail to seek expansion of their applicability to acquired and/or newly-developed products, we may fail to meet our contractual commitments and we may fail to retain our existing customers or attract new customers, and our business, results of operations and financial condition could suffer.

We provide service level commitments under our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, or face contract termination with refunds of prepaid amounts related to unused subscriptions, which could harm our business, results of operations and financial condition.

Our customer agreements contain service level commitments, under which we guarantee specified availability of our platform. Any failure of or disruption to our infrastructure could make our platform unavailable to our customers. If we are unable to meet the stated service level commitments to our customers or suffer extended periods of unavailability of our platform, we may be contractually obligated to provide affected customers with service credits for future subscriptions. Our revenue, other results of operations and financial condition could be harmed if we suffer unscheduled downtime that exceeds the service level commitments under our agreements with our customers, and any extended service outages could adversely affect our business and reputation as customers may elect not to renew and we could lose future sales.

If we are unable to ensure that our products integrate or interoperate with a variety of operating systems, platforms, services, software applications devices, mobile phones and other hardware form factors that are developed by others, our platform may become less competitive and our results of operations may be harmed.

The number of people who access the internet through mobile devices and access cloud-based software applications through mobile devices, including smartphones and handheld tablets or laptop computers, has increased significantly in the past several years and is expected to continue to increase. While we have created mobile applications and mobile versions of our products, if these mobile applications and products do not perform well, our business may suffer. We are also dependent on third-party application stores that may prevent us from timely updating our current products or uploading new products. In addition, our products interoperate with servers, mobile devices and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. As a result, we depend on the interoperability of our products with such third-party services, mobile devices and mobile operating systems, as well as cloud-enabled hardware, software, networking, browsers, database technologies and protocols that we do not control. Past and future changes in such technologies that degrade the functionality of our products or give preferential treatment to competitive services have, in the past, and could, in the future, adversely affect adoption and usage of our platform. Any change in our customers' preference for cloud-based identity management or any shift towards on-premises systems could also adversely affect adoption and usage of our platform. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in developing products that operate effectively with a range of operating systems, networks, devices, browsers, protocols and standards. In addition, we may face different fraud, security and regulatory risks from transactions sent from mobile devices than we do from personal computers. If we are unable to effectively anticipate and manage these risks, or if it is difficult for our customers to access and use our platform, our business, results of operations and financial condition may be harmed.

Our success also depends on the willingness of third-party developers and technology providers to build applications and provide integrations that are complementary to our service. Without the development of these applications and integrations, both current and potential customers may not find our service sufficiently attractive, and our business, results of operations and financial condition could suffer.

Interruptions or delays in the services provided by third-party data centers or internet service providers have, in the past, and could, in the future, impair the delivery of our platform and our business could suffer.

We rely on a number of third-party service providers to operate our services, any of which, if it encounters interruptions or delays, could negatively affect our platform, damage our reputation, expose us to liability, cause us to lose customers or otherwise harm our business. For example, we host our platform using AWS data centers and other third-party cloud infrastructure services and, in the past, service interruptions from such infrastructure providers have caused outages on our platform, which could occur again in the future. All of our products use resources operated by us in these locations. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS or other cloud services by maintaining its configuration, architecture and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Although we have disaster recovery plans that use multiple virtual data center locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized intrusion or malicious action, computer viruses and disabling devices, natural disasters, war, criminal act, military actions, terrorist attacks and other similar events beyond our control could negatively affect our platform. A prolonged third-party service disruption affecting our platform for any of the foregoing reasons could be detrimental to our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party services we use.

Our cloud infrastructure services enable us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. These cloud infrastructure services provide us with computing and storage capacity pursuant to agreements which may be terminated under specified circumstances.

Our platform is accessed by a large number of customers, often at the same time. As we continue to expand the number of our customers and products available to our customers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of third-party virtual data centers, third-party internet service providers, or other third-party service providers whose services are integrated with our platform, to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to scale our operations. In the event that our third-party service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services.

Our success depends, in part, on the integrity and scalability of our systems and infrastructures. System interruption and the lack of integration, redundancy and scalability in these systems and infrastructures may harm our business, results of operations and financial condition.

Our success depends, in part, on our ability to maintain the integrity of our systems and infrastructure, including websites, information and related systems. System interruption and a lack of integration and redundancy in our information systems and infrastructure may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent us from efficiently providing access to our platform. We also rely on third-party information technology systems, broadband and other communications systems and service providers in connection with providing access to our platform generally. Any interruptions, outages or delays in our systems and infrastructure, our business and/or third parties, or deterioration in the performance of these systems and infrastructure, could impair our ability to provide access to our platform. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, other natural disasters, acts of war or terrorism, unauthorized access or malicious acts, and similar events or disruptions may damage or interrupt computers, broadband or other communications systems and infrastructure at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent us from providing access to our platform. While we have backup systems for certain aspects of these operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these events were to occur, it could harm our business, results of operations and financial condition.

We rely on software and services from other parties. Defects in or the loss of access to software or services from third parties could increase our costs and adversely affect the quality of our products.

We rely on technologies from third parties to operate critical functions of our business, including cloud infrastructure services and customer relationship management services. Our business would be disrupted if any of the third-party software or services we use, or functional equivalents, were unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices. In each case, we would be required to either seek licenses to software or services from other parties and redesign our products to function with such software or services or develop substitutes ourselves, which would result in increased costs and could result in delays in our product launches and the release of new product offerings until equivalent technology can be identified, licensed or developed, and integrated into our products. Furthermore, we might be forced to limit the features available in our current or future products. These delays and feature limitations, if they occur, could harm our business, results of operations and financial condition.

Real or perceived errors, failures, vulnerabilities or bugs in our products, including deployment complexity, have, in the past and could, in the future, harm our business and results of operations.

Errors, failures, vulnerabilities or bugs have, in the past and may, in the future, occur in our products, especially when updates are deployed or new products are rolled out, maintenance patches are applied, or infrastructure, architectural or configuration changes are made. In the past, such issues have caused outages for our customers. Our platform is often used in connection with large-scale computing environments with different operating systems, system management software, equipment and networking configurations, which may cause errors or failures of products, or other aspects of the computing environment into which our products are deployed. In addition, deployment of our products into complicated, large-scale computing environments may expose errors, failures, vulnerabilities or bugs in our products. Any such errors, failures, vulnerabilities or bugs may not be found until after they are deployed to our customers. Real or perceived errors, failures, vulnerabilities or bugs in our products, or delays in or difficulties implementing our product releases, could result in negative publicity, loss of customer data, loss of or delay in market acceptance of our products, a decrease in customer satisfaction or adoption rates, loss of competitive position, or claims by customers for losses sustained by them, all of which could harm our business, results of operations and financial condition.

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations.

We use internally developed and third-party developed machine learning and artificial intelligence ("AI") technologies in our offerings and business, and we are making investments in expanding our artificial intelligence capabilities in our products, services, and tools, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies, including, for example, generative AI. AI technologies are complex and rapidly evolving, and we face significant competition from other companies as well as an evolving regulatory landscape. For example, in the European Union, the proposed Artificial Intelligence Act, if approved, would establish obligations for providers of AI based on the type of AI and its potential risks to society. The introduction of AI technologies into new or existing products may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. For example, even if permitted by our privacy policy and contractual rights, our use of data in novel AI applications may, in time, expand beyond customer expectations. The intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by courts or national or local laws or regulations, and the use or adoption of third-party AI technologies into our products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation. Uncertainty around new and emerging AI technologies, such as generative AI, may require additional investment in the development and maintenance of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to creators of training data, and development of appropriate protections and safeguards for handling the use of customer data with AI technologies, which may be costly and could impact our expenses if we decide to expand generative AI into our product offerings. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate or flawed. Our customers or others may rely on or use this flawed content to their detriment, which may expose us to brand or reputational harm, competitive harm, and/or legal liability. The use of AI technologies presents emerging ethical and social issues, and if we enable or offer solutions that draw scrutiny or controversy due to their perceived or actual impact on customers or on society as a whole, we may experience brand or reputational harm, competitive harm, and/or legal liability.

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary information and technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products that compete with ours. Some contract provisions protecting against unauthorized use, copying, transfer and disclosure of our products may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances, no assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our products, impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new products, and we cannot ensure that we can license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.

Our results of operations may be harmed if we are subject to an infringement claim or a claim that results in a significant damage award.

There is considerable patent and other intellectual property development activity in our industry, and we expect that software companies will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. In addition, the patent portfolios of many of our competitors are larger than ours, and this disparity may increase the risk that our competitors may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. Other companies have claimed in the past, and may claim in the future, that we infringe upon their intellectual property rights. A claim may also be made relating to technology that we acquire or license from third parties. Further, we may be unaware of the intellectual property rights of others that may cover some or all of our technology.

Any claim of infringement, regardless of its merit or our defenses, could:

- require costly litigation to resolve and/or the payment of substantial damages, ongoing royalty payments or other amounts to settle such disputes;

- require significant management time and attention;

- cause us to enter into unfavorable royalty or license agreements, if such arrangements are available at all;

- require us to discontinue the sale of some or all of our products, remove or reduce features or functionality of our products or comply with other unfavorable terms;

- require us to indemnify our customers or third-party service providers; and/or

- require us to expend additional development resources to redesign our products.

Any one or more of the above could harm our business, results of operations and financial condition.

We use open source software in our products, which could negatively affect our ability to offer our products and subject us to litigation or other actions.

We use open source software in our products and expect to use more open source software in the future. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. However, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products with less development effort and time. If we inappropriately use open source software, or if the license terms for open source software that we use change, we may be required to re-engineer our products, incur additional costs, discontinue the sale of some or all of our products or take other remedial actions. Some open source software may include generative AI software or other software that incorporates or relies on generative AI or other AI technologies. The use of such software may expose us to risks as the intellectual property ownership and license rights, including copyright, of generative AI software and tools, has not been fully interpreted by U.S. courts or been fully addressed by federal or state regulation.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title or controls on origin of the software. In addition, many of the risks associated with usage of open source software, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that all of our use of open source software is in a manner that is consistent with our current policies and procedures, or will not subject us to liability.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from the use of our platform or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. As we continue to grow, the possibility of infringement claims and other intellectual property rights claims against us may increase. For any intellectual property rights indemnification claim against us or our customers, we will incur significant legal expenses and may have to pay damages, settlement fees, license fees and/or stop using technology found to be in violation of the third party's rights. Large indemnity payments could harm our business, results of operations and financial condition. We may also have to seek a license for the infringing or allegedly infringing technology. Such license may not be available on reasonable terms, if at all, and may significantly increase our operating expenses or may require us to restrict our business activities and limit our ability to deliver certain products. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense and/or cause us to alter our platform, which could negatively affect our business.

From time to time, customers require us to indemnify or otherwise be liable to them for breach of confidentiality, violation of applicable law or failure to implement adequate security measures with respect to their data stored, transmitted, or accessed using our platform. Although we normally contractually limit our liability with

respect to such obligations, the existence of such a dispute may have adverse effects on our customer relationship and reputation and we may still incur substantial liability related to them.

Any assertions by a third party, whether or not successful, with respect to such indemnification obligations could subject us to costly and time-consuming litigation, expensive remediation and licenses, divert management attention and financial resources, harm our relationship with that customer and other current and prospective customers, reduce demand for our platform, and harm our brand, business, results of operations and financial condition.

Risks Related to Legal, Accounting and Tax Matters

Because we generally recognize revenue from our subscriptions and support services over the term of the relevant service period, a decrease in sales during a reporting period may not be immediately reflected in our results of operations for that period.

We generally recognize revenue from subscriptions and related support services revenue ratably over the relevant service period. Net new revenue from new subscriptions, upsells and renewals entered into during a period can generally be expected to generate revenue for the duration of the service period. As a result, most of the revenue we report in each period is derived from the recognition of deferred revenue relating to subscriptions and support services contracts entered into during previous periods. Consequently, a decrease in new or renewed subscriptions in any single reporting period will have a limited impact on our revenue for that period. In addition, our ability to adjust our cost structure in the event of a decrease in new or renewed subscriptions may be limited.

Further, a decline in new subscriptions or renewals in a given period may not be fully reflected in our revenue for that period, but will negatively affect our revenue in future periods. Accordingly, the effect of significant downturns in sales and market acceptance of our services, and changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers is generally recognized over the applicable service period. Additionally, due to the complexity of certain of our customer contracts, the actual revenue recognition treatment required under relevant accounting principles generally accepted in the United States ("GAAP") will depend on contract-specific terms and may result in greater variability in revenue from period to period.

In addition, a decrease in new subscriptions or renewals in a reporting period may not have an immediate impact on billings for that period.

We may face exposure to foreign currency exchange rate fluctuations.

Today, a vast majority of our customer contracts are denominated in U.S. dollars. Over time, however, an increasing portion of our international customer contracts may be denominated in local currencies. In addition, the majority of our international costs are denominated in local currencies. As a result, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended ("FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010 and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making or offering improper payments or other benefits to government officials and others in the private sector. As we increase our international sales and business, our risks under these laws may increase.

In addition, we use channel partners to sell our products and conduct business on our behalf. We or such partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and under certain circumstances we could be held liable for the corrupt or other illegal activities of such partners, and our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We have implemented an anti-corruption compliance program but cannot ensure that all our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Noncompliance with the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could subject us to investigations, whistleblower complaints, sanctions, settlements, prosecution, and other enforcement actions within the U.S. and internationally. Any violation of these laws could result in disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, loss of export privileges, severe criminal or civil sanctions, suspension or debarment from U.S. government contracts and other consequences, any of which could have a material adverse effect on our reputation, business, results of operations, and financial condition.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department's Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department's Office of Foreign Assets Control. The U.S. export control laws and U.S. economic sanctions laws include prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities and also require authorization for the export of encryption items. In addition, various countries regulate the import of certain encryption technology, including through import and licensing requirements, and have enacted laws that could limit our ability to distribute our service or could limit our customers' ability to implement our service in those countries. These laws and regulations may change frequently in response to evolving international issues. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export privileges and monetary penalties. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products from being provided in violation of such laws, our products may have been in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. This could result in negative consequences to us, including government investigations, penalties and harm to our reputation.

Our international operations may give rise to potentially adverse tax consequences.

We are expanding our international operations and staff to better support our growth into certain international markets. Our corporate structure and associated transfer pricing policies anticipate future growth into certain international markets. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions, which are generally required to be computed on an arm's-length basis pursuant to intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Changes in tax laws or regulations in the various tax jurisdictions we are subject to that are applied adversely to us or our customers could increase the costs of our products and harm our business.

New income, sales, use, value-added or other transaction level taxes, tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Those enactments could adversely impact our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules,

regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these additional taxes, existing and potential future customers may elect not to purchase our products in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our customers' and our compliance, operating and other costs, as well as the costs of our products. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business and financial performance. For example, various legislative and regulatory actions and proposals, such as in the United States, the Organisation for Economic Co-operation and Development and the EU, have increasingly focused on future tax reform and contemplate changes to long-standing tax principles, which could adversely affect our liquidity and results of operations.

As a multinational organization, we may be subject to taxation in certain jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could harm us and our results of operations.

Our business may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales. Any successful action by state, foreign or other authorities to collect additional or past sales tax could harm our business.

State, foreign and local taxing jurisdictions have differing rules and regulations governing sales, use and other indirect taxes (including digital services taxes), and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of certain sales, value-added and digital services taxes to our platform in various jurisdictions is unclear. It is possible that we could face tax audits and that our liability for these taxes could exceed our estimates as tax authorities could still assert that we are obligated to collect additional amounts as taxes from our customers and remit those taxes to those authorities. We could also be subject to audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our service in jurisdictions where we have not historically done so and do not accrue for such taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our products or otherwise harm our business, results of operations and financial condition.

We file sales tax returns in certain states within the United States as required by law and certain customer contracts for a portion of the products that we provide. We do not collect sales or other similar taxes in other states and many of such states do not apply sales or similar taxes to the vast majority of the products that we provide. However, one or more states or foreign authorities could seek to impose additional sales, use or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. Liability for past taxes may also include substantial interest and penalty charges. Any successful action by state, foreign or other authorities to compel us to collect and remit sales tax, use tax or other taxes, either retroactively, prospectively or both, could harm our business, results of operations and financial condition.

Our ability to use our U.S. net operating loss carry-forwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carry-forwards and other pre-change tax attributes, such as research tax credits and distributed interest deduction carryover, to offset its post-change income may be limited. We have experienced ownership changes in the past and any such ownership change in the future could result in increased future tax liability. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses or significant deficiencies in our controls.

Our controls may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to maintain effective controls could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq. We are required to provide an annual management report on the effectiveness of our internal control over financial reporting.

Our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting annually. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business and results of operations and could cause a decline in the price of our Class A common stock.

Changes in existing financial accounting standards or practices, or taxation rules or practices, may harm our results of operations.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could harm our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.

GAAP are subject to interpretation by the Financial Accounting Standards Board ("FASB"), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. Adoption of such new standards and any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include, but are not limited to those referenced in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our

results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Risks Related to Ownership of Our Class A Common Stock

The stock price of our Class A common stock may be volatile or may decline.

The trading price of our Class A common stock has been, and in the future, may be, subject to substantial volatility and wide fluctuations. For example, from February 1, 2023 through January 31, 2024, the trading price of our Class A common stock has ranged from $65.04 per share to $92.38 per share. The market price of our Class A common stock fluctuates significantly in response to numerous factors, many of which are beyond our control, including, but not limited to:

- overall performance of the equity markets and/or publicly-listed technology companies;

- volatility in the market prices and trading volumes of technology and high-growth companies generally, or those in our industry in particular;

- actual or anticipated fluctuations in our revenue or other financial or operating metrics;

- our ability to meet or exceed forward-looking guidance we have given, our ability to give forward-looking guidance consistent with past practices, and changes to or withdrawal of previous guidance or long-range targets;

- failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates and/or recommendations by any securities analysts who follow our company;

- our failure to meet the estimates or the expectations of securities analysts or investors;

- actions and investment positions taken by institutional and other stockholders, including activist investors;

- recruitment or departure of key personnel;

- security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform and products, and any negative market perception or customer reactions related to, or arising from the disclosure of, such breaches, difficulties or interruptions;

- the economy as a whole, the inflation and interest rate environment and market and industry conditions;

- rumors and market speculation involving us or other companies in our industry;

- announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- lawsuits threatened or filed against us;

- other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and

- sales of additional shares of our Class A common stock by us, our directors, our officers or our stockholders.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies, including technology companies and high-growth, unprofitable companies in particular, have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. Our involvement in securities litigation has, in the past, and could, in the future, subject us to substantial costs, divert resources and the attention of management from our business, and harm our business.

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our IPO, including our directors, executive officers, and their affiliates, who held in the aggregate 40.4% of the voting power of our capital stock as of January 31, 2024. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Our Class B common stock has ten votes per share and our Class A common stock has one vote per share. As of January 31, 2024, our directors, executive officers and their affiliates held in the aggregate 40.4% of the voting power of our capital stock, taking into account shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of January 31, 2024 and RSUs that are releasable within 60 days of January 31, 2024. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively could continue to control nearly a majority of the combined voting power of our common stock and be able to effectively control all matters submitted to our stockholders for approval until April 12, 2027, the date that is the ten-year anniversary of the closing of our IPO. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who have retained their shares.

Sales of a substantial number of shares of our Class A common stock in the public markets, or the perception that sales might occur, could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline.

In addition, we have options outstanding that, if fully exercised, would result in the issuance of shares of our Class A and Class B common stock. We also have restricted stock units ("RSUs") outstanding that, if vested and settled, would result in the issuance of shares of Class A common stock. All of the shares of Class A and Class B common stock issuable upon the exercise of stock options and vesting of RSUs and the shares reserved for future issuance under our equity incentive plans, are registered for public resale under the Securities Act of 1933, as amended ("Securities Act"). Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements.

Furthermore, a substantial number of shares of our Class A common stock is reserved for issuance upon the exercise of the Notes (as defined below). If we elect to satisfy our conversion obligation on the Notes solely in shares of our Class A common stock upon conversion of the Notes, we will be required to deliver the shares of our Class A common stock, together with cash for any fractional share, on the second business day following the relevant conversion date.

If securities or industry analysts do not publish or cease publishing research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If industry analysts do not publish or cease publishing research on our company, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us on a regular basis, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors, and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- provide that our board of directors is classified into three classes of directors with staggered three-year terms;

- permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

- require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

- authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- provide that only the Chairperson of our board of directors, our Chief Executive Officer, or a majority of our board of directors are authorized to call a special meeting of stockholders;

- provide for a dual class common stock structure in which holders of our Class B common stock have the ability to effectively control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

- provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

- advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a breach of fiduciary duty;

- any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or

- any action asserting a claim against us that is governed by the internal affairs doctrine.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Risks Related to our Outstanding Convertible Notes

Servicing our debt may require a significant amount of cash. We may not have sufficient cash flow from our business to pay our indebtedness.

We have issued convertible notes due in 2025 ("2025 Notes") and 2026 ("2026 Notes" and together with the 2025 Notes, the "Notes"). Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance or raise any future indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, any of our future debt agreements may contain restrictive covenants that may prohibit us from adopting any of these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our debt.

We may not have the ability to raise the funds necessary for cash settlement upon conversion of the Notes or to repurchase the Notes for cash upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion of the Notes or to repurchase the Notes.

Holders of the Notes have the right to require us to repurchase their Notes upon the occurrence of a fundamental change (as defined in the indentures governing their respective Notes) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any. Upon conversion of the Notes, unless we elect to deliver solely shares of our Class A common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Notes being converted. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Notes surrendered or Notes being converted. In addition, our ability to repurchase the Notes or to pay cash upon conversions of the Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase Notes at a time when the repurchase is required by the indenture governing such notes or to pay any cash payable on future conversions of the Notes as required by such indenture would constitute a default under such indenture. A default under the indenture governing the Notes or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes or make cash payments upon conversions.

In addition, our indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, it could:

- make us more vulnerable to adverse changes in general U.S. and worldwide economic, industry and competitive conditions and adverse changes in government regulation;

- limit our flexibility in planning for, or reacting to, changes in our business and our industry;

- place us at a disadvantage compared to our competitors who have less debt;

- limit our ability to borrow additional amounts to fund acquisitions, for working capital and for other general corporate purposes; and

- make an acquisition of our company less attractive or more difficult.

Any of these factors could harm our business, results of operations and financial condition. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase.

The conversion features of the Notes, if triggered, may adversely affect our financial condition and results of operations.

In the event the conditional conversion features of the 2025 Notes and the 2026 Notes are triggered, holders of the Notes will be entitled to convert the Notes, as applicable, at any time during specified periods at their option. If one or more holders elect to convert their Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. The conditional conversion features of the 2025 Notes were triggered as of January 31, 2021 and the 2025 Notes were convertible at the option of the holders between February 1, 2021 and April 30, 2021; however, as of January 31, 2024, the conditions allowing holders of the 2025 Notes to convert were not met. From the date of issuance through January 31, 2024, the conditions allowing holders of the 2026 Notes to convert were not met.

In addition, even if holders do not elect to convert their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital and could limit our ability to raise future capital.

Transactions relating to our Notes may affect the value of our Class A common stock.

The conversion of some or all of the Notes would dilute the ownership interests of existing stockholders to the extent we satisfy our conversion obligation by delivering shares of our Class A common stock upon any conversion of such Notes. Our 2025 Notes and 2026 Notes may become in the future convertible at the option of their holders under certain circumstances. If holders of our Notes elect to convert their notes, we may settle our conversion obligation by delivering to them a significant number of shares of our Class A common stock, which would cause dilution to our existing stockholders. We have in the past, and may in the future, engage in exchanges, repurchase, or induce conversions of the Notes. Holders of the Notes that participate in any of these exchanges, repurchases, or induced conversions may enter into or unwind various derivatives with respect to our Class A common stock or sell shares of our Class A common stock in the open market to hedge their exposure in connection with these transactions. These activities could decrease (or reduce the size of any increase in) the market price of our Class A common stock or the Notes, or dilute the ownership interests of our stockholders. In addition, the market price of our Class A common stock is likely to be affected by short sales of our Class A common stock or the entry into or unwind of economically equivalent derivative transactions with respect to our Class A common stock by investors that do not participate in the exchange transactions and by the hedging activity of the counterparties to our capped call transactions ("Capped Calls") or their respective affiliates.

In addition, in connection with the issuance of the 2025 Notes and 2026 Notes, we entered into Capped Calls with certain financial institutions (the "Option Counterparties"). The Capped Calls are generally expected to reduce potential dilution to our Class A common stock upon any conversion or settlement of the 2025 Notes and 2026 Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 2025 Notes and 2026 Notes, as the case may be, with such reduction and/or offset subject to a cap. If we unwind the Capped Calls in connection with Note repurchases or otherwise, we would lose the anti-dilutive impact of any unwound Capped Calls.

From time to time, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our Class A common stock and/or purchasing or selling our Class A common stock or other securities of ours in secondary market transactions prior to the maturity of the Notes. This activity could cause a decrease in the market price of our Class A common stock.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.

Our success depends largely upon the continued services of our executive officers and other key employees. We rely on our leadership team in the areas of research and development, operations, security, marketing, sales, customer support, general and administrative functions, and on individual contributors in our research and development and operations functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives. For example, our former Chief Operating Officer did not return as an employee following his recent sabbatical, though he is continuing to serve as a director and as Vice Chairman of the Board of Directors. Such changes in our executive management team may be disruptive to our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees, and any failure to have in place and execute an effective succession plan for key executives, could harm our business. Changes in our executive management team may also cause disruptions in, and harm to, our business.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and SaaS applications and experienced sales professionals. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications, and may not be able to fill positions in the desired regions, or at all. Our efforts to attract new personnel may be compounded by intensified restriction on travel, changes to immigration policy or the availability of work visas. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

Catastrophic events may disrupt our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence in San Francisco, California and the west coast of the United States contains active earthquake and wildfire zones which have the potential to disrupt our business. For example, in the fall of 2019 and 2020, PG&E shut off power to certain cities in the San Francisco Bay Area in order to reduce the risk of wildfires and this resulted in many of our employees being unable to work remotely. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, vandalism, cyber-attack, war, terrorist attack or health epidemic (including COVID-19), we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our products, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition. In addition, the insurance we maintain may be insufficient to cover our losses resulting from disasters, cyber-attacks or other business interruptions, and any incidents may result in loss of, or increased costs of, such insurance.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Okta, like other companies, is subject to a wide variety of cybersecurity attacks on its systems and networks on an ongoing basis and with increasing sophistication. In addition to threats from traditional computer "hackers," malicious code (such as malware, viruses, worms and ransomware), employee or contractor theft or misuse, password spraying, phishing and denial-of-service attacks, Okta and its third-party service providers now also face threats from sophisticated nation-state actors and organized crime groups who engage in attacks (including

advanced persistent threat intrusions). In the face of this threat landscape, Okta remains committed to protecting its systems, internal networks and its customers' systems, and the information that it and they store and process.

Okta has an established cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of its critical systems, internal networks and information. This program implements policies, processes and controls to respond to cybersecurity threats and mitigate business impacts. Okta's board of directors (the "board") has delegated to the cybersecurity risk committee of the board (the "cybersecurity risk committee") oversight responsibility of the cybersecurity risk management program, which includes a cybersecurity incident response plan.

Okta devotes significant resources, including human and financial capital, to create security measures, configuration policies and response plans to address cybersecurity threats. However, as a well-known provider of identity and security solutions, Okta is a particularly attractive target for such threats. For additional information related to these risks, see "Risk Factors" included under Part I, Item 1A of this Annual Report on Form 10-K. In the past we have experienced cybersecurity incidents, and we cannot anticipate when or the extent to which cybersecurity breaches will materially affect Okta or its customers' use of Okta's platform in the future. To date we have not identified any prior cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. There can be no assurance that Okta's cybersecurity risk management program and processes, including its policies, controls or procedures, will be fully implemented, complied with or effective in protecting its systems and information.

Cybersecurity Risk Management and Strategy

Cybersecurity is essential for Okta. Our cybersecurity strategy is to develop a consistent framework of security controls that can apply to all business functions. To execute on this strategy, we integrate cybersecurity risk management into our broader enterprise risk management program. We also take a cross-functional approach to cybersecurity risk management by engaging teams across the business, including security, technical operations, engineering, IT, customer support, legal and communications, to implement shared processes for identifying, assessing and managing key cybersecurity risks.

We design and assess our cybersecurity risk management program against the National Institute of Standards and Technology Cybersecurity Framework (the "NIST Framework"). This does not imply that Okta satisfies any particular specifications or requirements, only that we use the NIST Framework to guide our efforts to improve our security posture.

Our cybersecurity risk management program consists of technical and organizational safeguards aimed at protecting the confidentiality of our systems and the Okta platform. From time to time, we engage external consultants and advisors to perform independent assessments and testing of our program, or otherwise assist with aspects of our program and security controls.

Key features of our cybersecurity risk management program include:

- *Designated security risk team*. Our security risk management team is responsible for maintaining Okta's cybersecurity risk management framework and risk assessments and tracking risk mitigation efforts. This team, together with our enterprise risk management team, monitors and regularly reports on our cybersecurity risk profile. Our internal audit team partners with these teams to provide input on the overall effectiveness of Okta's security risk governance and management processes.

- *Risk assessments*. We periodically perform enterprise-wide assessments to stay informed about critical security risks. Okta's functional teams also assess risks associated with their specific activities, with supervision by the security risk management team. Functional team risk assessments follow an established framework that includes information-gathering from internal and external sources to identify risks, and evaluating the adequacy of controls to mitigate those risks. We have a management-level risk oversight committee, led by internal audit and security risk management personnel, that meets quarterly with other internal business leaders to review the results of these enterprise-wide and functional team risk assessments and evaluate the adequacy of any proposed mitigation plans.

- *Incident response planning*. Okta's cybersecurity incident response plan outlines the processes and procedures for responding to, remediating and resolving a security incident, and defines the roles and responsibilities of Okta personnel in responding to such incidents.

- *Security awareness training*. We require our employees and contractors to complete general cybersecurity awareness training at least annually. These training sessions advise on how to protect Okta, our information systems and data, as well as our customers' systems and data. From time to time we may also require supplemental cybersecurity training for certain members of our workforce depending on their job responsibilities.

- *Third-party risk management*. We require high risk third-party vendors, suppliers and service providers to undergo a cybersecurity risk assessment prior to contracting with Okta. Certain third parties are monitored and reassessed on an ongoing basis, depending on their level of risk or in the event of changes to their products or services.

Cybersecurity Governance

Okta's board oversees Okta's enterprise risk management program, of which cybersecurity is a critical component. To facilitate the board's supervision of cybersecurity matters, the board formed a cybersecurity risk committee. Among other responsibilities, the cybersecurity risk committee oversees Okta's cybersecurity program.

The cybersecurity risk committee receives regular updates from Okta's chief security officer (the "CSO") on our cybersecurity program. In addition, management updates the cybersecurity risk committee, as appropriate, regarding cybersecurity incidents. The cybersecurity risk committee reports to the board on its activities. In addition to receiving reports from the cybersecurity risk committee, the board periodically receives cyber risk management program briefings directly from the CSO. Additionally, the audit committee of the board receives cybersecurity updates as part of the audit committee's oversight of Okta's enterprise risk management program.

Our management team, including the CSO, is responsible for assessing and managing our risks from cybersecurity threats. The CSO partners with the security, technical operations, legal, internal audit, engineering and product development teams to supervise both our cybersecurity program and our retained external cybersecurity consultants, and to stay informed on Okta's security and the overall security landscape. Our current CSO brings over 20 years of cybersecurity and risk management experience to his work at Okta, having held numerous security leadership positions in highly-regulated industries such as finance. Prior to joining Okta, the CSO was Senior Vice President and Chief Security Officer at Symantec Corporation, a leading cybersecurity company, where he had global oversight responsibility for all cybersecurity and physical security programs. His experience delivering cybersecurity at scale extends internationally, and includes security and risk management roles at companies in Australia, the United Kingdom and the United States. Our security team includes individuals with experience across a broad range of cybersecurity areas, including product security; cloud security; infrastructure security; security monitoring and incident response; identity and access management; vulnerability management; and governance, risk and compliance.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security and technical personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our technical environment.

Item 2. Properties

Our corporate headquarters is located in San Francisco, California, where we currently lease approximately 285,996 square feet under a lease, as amended, that expires in October 2028. We are entitled to two five-year options to extend this lease, subject to certain requirements. We sublease approximately 111,168 square feet of space under this lease to third parties.

We also lease space in various locations in the Americas, Europe and Asia-Pacific.

We believe that our facilities are suitable to meet our current needs. We intend to add new facilities, as necessary, as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth.

Item 3. Legal Proceedings

On May 20, 2022, a purported shareholder filed a putative class action lawsuit in the United States District Court for the Northern District of California against the Company and certain of its executive officers, captioned *In re Okta, Inc. Securities Litigation*, No. 3:22-cv-02990. The lawsuit asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), alleging that the defendants made false or misleading statements or omissions concerning the Company's cybersecurity controls, vulnerability to data breaches, and the Company's integration of Auth0. The lawsuit seeks an order certifying the lawsuit as a class action and unspecified damages. The defendants moved to dismiss the amended complaint. On March 31, 2023, the court issued an order granting in part and denying in part the motion to dismiss. The court dismissed in full the claims based on the plaintiff's allegations related to the Company's cybersecurity controls and vulnerability to data breaches, and dismissed in part and denied in part the claims based on allegations related to the Auth0 integration. On November 1, 2023, the plaintiffs filed a motion for class certification, on January 17, 2024, the defendants filed a notice of non-opposition to the motion, and on February 5, 2024, the court granted the motion. The court has not otherwise issued a scheduling order, and discovery is proceeding.

Additionally, two purported shareholders filed derivative lawsuits on behalf of the Company in the United States District Court for the Northern District of California against certain of its current and former executive officers and directors, captioned *O'Dell v. McKinnon et al.*, No. 3:22-cv-07480 (filed Nov. 28, 2022), and *LR Trust v. McKinnon et al.*, No. 3:22-cv-08627 (filed Dec. 13, 2022). The lawsuits allege, among other things, that the defendants breached their fiduciary duties by making false or misleading statements or omissions concerning the Company's cybersecurity controls, vulnerability to data breaches, and the Company's integration of Auth0. The lawsuits seek orders permitting the plaintiffs to maintain the actions derivatively on behalf of the Company, awarding unspecified damages allegedly sustained by the Company, awarding restitution from the individual defendants, and requiring the Company to make certain reforms to its corporate governance and controls. On February 22, 2023, the court entered a stipulated order consolidating the derivative actions, appointing co-lead counsel for plaintiffs, and staying the consolidated derivative actions during the pendency of the motion to dismiss in the securities class action lawsuit. The consolidated derivative action is captioned *In re Okta, Inc. Stockholder Derivative Litigation*, No. 3:22-cv-07480. On May 9, 2023, the court entered a stipulated order continuing the stay through the close of discovery in the securities class action lawsuit.

On April 14, 2023, another shareholder filed a substantially similar derivative lawsuit in the United States District Court for the District of Delaware against certain of the Company's current and former executive officers and directors, captioned *Buono v. McKinnon et al.*, No. 1:23-cv-00413. On May 31, 2023, the court entered a stipulated order whereby the defendants agreed to accept service and stay the derivative action through the close of discovery in the securities class action lawsuit.

On January 25, 2024, another shareholder filed a substantially similar derivative lawsuit in the United States District Court for the District of Delaware against certain of the Company's current and former executive officers and directors, captioned *Nasr v. McKinnon, et al.*, No. 1:24-cv-00106.

The Company is defending these lawsuits vigorously.

See Note 10 to our consolidated financial statements "Commitments and Contingencies" for information related to legal proceedings.

Item 4. Mine Safety Disclosures

Not Applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

Our Class A common stock has been listed on the Nasdaq Global Select Market under the symbol "OKTA" since April 7, 2017. Prior to that date, there was no public trading market for our Class A common stock. Our Class B common stock is not listed or traded on any stock exchange.

As of February 26, 2024, we had 68 holders of record of our Class A common stock and 17 holders of record of our Class B common stock. The actual number of Class A beneficial stockholders is substantially greater than the number of holders of record because a large portion of our Class A common stock is held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission ("SEC") for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Okta, Inc. under the Securities Act of 1933, as amended ("Securities Act") or the Exchange Act.

The following graph shows a five-year comparison of cumulative total return (equal to dividends plus stock appreciation) for our Class A common stock, the Standard & Poor's 500 Index ("S&P 500 Index") and Standard & Poor's Information Technology Index ("S&P 500 Information Technology Index"). All values assume a $100 initial investment, and data for the S&P 500 Index and S&P 500 Information Technology Index assume reinvestment of dividends. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our Class A common stock.



Company/Index	1/31/2019	1/31/2020	1/31/2021	1/31/2022	1/31/2023	1/31/2024
Okta	$ 100	$ 155	$ 314	$ 240	$ 89	$ 100
S&P 500 Index	100	122	143	176	161	195
S&P 500 Information Technology Index	100	146	200	253	214	320

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this item with respect to our equity compensation plans is incorporated by reference to our 2024 Annual Report to Stockholders, which includes our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended January 31, 2024.

Unregistered Sales of Equity Securities

In connection with conversions of certain convertible notes due in 2023 ("2023 Notes") during the fiscal year ended January 31, 2024, we issued 81 shares of our Class A common stock. These issuances were made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. We relied on this exemption from registration based in part on representations made by the holders of the 2023 Notes in the exchange agreements pursuant to which the shares of Class A Common Stock were issued.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. Amounts reported in millions are rounded based on the amounts in thousands. As a result, the sum of the components reported in millions may not equal the total amount reported in millions due to rounding. In addition, percentages presented may not add to their respective totals or recalculate due to rounding. In addition to historical financial information, the following discussion contains forward-looking statements that are based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled "Risk Factors" under Part I, Item 1A of this Annual Report on Form 10-K. Our fiscal year ends January 31. References to fiscal 2024, for example, refer to the fiscal year ended January 31, 2024.

Overview

Okta is the leading independent identity partner. Our Workforce Identity Cloud and Customer Identity Cloud, powered by Auth0, enable our customers to securely connect the right people to the right technologies and services at the right time. Every day, thousands of organizations and millions of people use Okta to securely access a wide range of cloud, mobile, web and Software-as-a-Service ("SaaS") applications, on-premises servers, application programming interfaces, IT infrastructure providers and services from a multitude of devices. Employees and contractors sign into the Workforce Identity Cloud to seamlessly and securely access the applications they need to do their most important work. Organizations use our platform to collaborate with their partners and to provide their customers with more modern and secure experiences in the cloud and via mobile devices. Developers leverage our Customer Identity Cloud and Workforce Identity Cloud to securely and efficiently embed identity into the software they build, allowing them to innovate and focus on their core missions.

Given the growth trends in the number of applications and cloud adoption and the movement to remote and hybrid workforces, identity is becoming the most critical layer of an organization's security. As organizations shift from network-based security models to a Zero Trust security model focusing on adaptive and context-aware controls, identity has become the most reliable way to manage user access and protect digital assets. Our approach to identity allows our customers to simplify and efficiently scale their security infrastructures across internal IT systems and external customer facing applications.

As of January 31, 2024, more than 18,950 customers across nearly every industry used Okta to secure and manage identities around the world. Our customers consist of leading global organizations ranging from the largest enterprises, to small and medium-sized businesses, universities, non-profits and government agencies. We also partner with leading application, IT infrastructure and security vendors through our Okta Integration Network. As of January 31, 2024, we had over 7,000 integrations with these cloud, mobile and web applications and IT infrastructure and security vendors.

We employ a SaaS business model and generate revenue primarily by selling multi-year subscriptions to our cloud-based offerings. We focus on acquiring and retaining our customers and increasing the value we provide to our customers over time, and thus their spending with us through expanding the number of users who access our Workforce Identity Cloud and Customer Identity Cloud and up-selling additional product offerings. We sell our product offerings directly through our field and inside sales teams, as well as indirectly through our network of channel partners, including resellers, system integrators and other distribution partners. Our subscription fees include the use of our service and our technical support and management of our platform. We base subscription fees primarily on the products used and the number of users on our platform. We typically invoice customers in advance in annual installments for subscriptions to our platform.

Our revenue is relatively predictable as a result of our subscription-based business model, which constituted approximately 97% of total revenue for fiscal 2024. Future growth may be impacted by longer sales cycles, which we have experienced, which in turn, could result in delays in deals closing, creating near-term headwinds for cash flow, remaining performance obligations ("RPO") and billings growth as well as potential future impacts on revenue growth and other key metrics on a trailing basis.

Impact of Cybersecurity Incidents

In the past we have experienced cybersecurity incidents, such as the January 2022 incident involving one of our third-party service providers and the October 2023 incident where a threat actor gained unauthorized access to and stole information from our third-party customer support system, that harmed our reputation and customer relations, adversely impacted our financial results and may create additional liabilities. While we expect the impact of these security incidents to adversely affect our future financial performance, we cannot predict the extent of such impact with certainty. Due to the nature of our business, the announcement of any security incidents, even if not significant, could have these impacts.

Impact of Current Economic Conditions

Worldwide economic uncertainties and negative trends, including financial and credit market fluctuations, uncertainty in the banking sector, rising interest rates, inflation and other impacts from the macroeconomic environment have, and could continue to, adversely affect our business operations or financial results. As we continue to monitor the direct and indirect impacts of these circumstances, the broader implications of these macroeconomic events on our business, results of operations and overall financial position remain uncertain. See the section titled "Risk Factors" included under Part I, Item 1A above for further discussion of the possible impact of these factors and other risks on our business.

Financial Information and Segments

We operate our business as one reportable segment. For fiscal 2024, 2023 and 2022, our revenue was $2,263 million, $1,858 million and $1,300 million, respectively, representing a growth rate of 22% and 43% in fiscal 2024 and 2023, respectively. For fiscal 2024, 2023 and 2022, we generated net losses of $355 million, $815 million and $848 million, respectively. Our accumulated deficit as of January 31, 2024 was $2,830 million.

Key Business Metrics

We review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

	As of January 31,					
	2024		**2023**		**2022**	
	(dollars in millions)					
Number of customers	18,950		17,600		15,000	
Customers with annual contract value ("ACV") above $100,000	4,485		3,930		3,100	
Dollar-based net retention rate for the trailing 12 months ended	111 %		120 %		124 %	
Current remaining performance obligations	$	1,952	$	1,684	$	1,351
Remaining performance obligations	$	3,385	$	3,007	$	2,694

Total Customers and Number of Customers with Annual Contract Value Above $100,000

As of January 31, 2024, we had over 18,950 customers on our platform. We believe that our ability to increase the number of customers on our platform is an indicator of our market penetration, the growth of our business, and our potential future business opportunities. Increasing awareness of our platform and capabilities, coupled with the mainstream adoption of cloud technology, has expanded the diversity of our customer base to include organizations of all sizes across all industries. The number of customers who have greater than $100,000 in ACV with us was 4,485, 3,930 and 3,100 as of January 31, 2024, 2023 and 2022, respectively. We expect this trend to continue as larger enterprises recognize the value of our platform and replace their legacy identity access management infrastructure. We define a customer as a separate and distinct buying entity, such as a company, an educational or government institution, or a distinct business unit of a large company that has an active contract with us or one of our partners to access our platform. For purposes of determining our customer count, we do not include customers that use our platform under self-service arrangements only.

Dollar-Based Net Retention Rate

Part of our ability to generate revenue is dependent upon our ability to maintain our relationships with our customers and to increase their utilization of our platform. We believe we can achieve these goals by focusing on delivering value and functionality that enables us to both retain our existing customers and expand the number of users and products used within an existing customer. We assess our performance in this area by measuring our Dollar-Based Net Retention Rate. Our Dollar-Based Net Retention Rate measures our ability to increase revenue across our existing customer base through expansion of users and products associated with a customer as offset by churn and contraction in the number of users and/or products associated with a customer.

Our Dollar-Based Net Retention Rate is based upon our ACV which is calculated based on the terms of that customer's contract and represents the total contracted annual subscription amount as of that period end. We calculate our Dollar-Based Net Retention Rate as of a period end by starting with the ACV from all customers as of twelve months prior to such period end ("Prior Period ACV"). We then calculate the ACV from these same customers as of the current period end ("Current Period ACV"). Current Period ACV includes any upsells and is net of contraction or churn over the trailing twelve months but excludes ACV from new customers in the current period. We then divide the Current Period ACV by the Prior Period ACV to arrive at our Dollar-Based Net Retention Rate. Our Dollar-Based Net Retention Rate is inclusive of ACV from self-service customers.

Our strong Dollar-Based Net Retention Rate is primarily attributable to gross retention, an expansion of users and upselling additional products within our existing customers. Larger enterprises often implement a limited initial deployment of our platform before increasing their deployment on a broader scale. The decrease in our Dollar-Based Net Retention Rate as of January 31, 2024, compared to January 31, 2023, was primarily a result of the macroeconomic environment, with ACV from existing customers increasing at a slower rate in the current period.

Remaining Performance Obligations ("RPO")

RPO represent all future, non-cancelable, contracted revenue under our subscription contracts with customers that has not yet been recognized, inclusive of deferred revenue that has been invoiced and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. Current RPO represents the portion of RPO expected to be recognized during the next 12 months. RPO fluctuates due to a number of factors, including the timing, duration and dollar amount of customer contracts and fluctuations in foreign currency exchange rates.

Components of Results of Operations

Revenue

Subscription Revenue. Subscription revenue primarily consists of fees for access to and usage of our cloud-based platform and related support. Subscription revenue is driven primarily by the number of customers, the number of users per customer and the products used. We typically invoice customers in advance in annual installments for subscriptions to our platform.

Professional Services and Other. Professional services revenue includes fees from assisting customers in implementing and optimizing the use of our products. These services include application configuration, system integration and training services.

We generally invoice customers as the work is performed for time-and-materials arrangements, and up front for fixed fee arrangements. Professional services revenue is recognized as the services are performed.

Overhead Allocation and Employee Compensation Costs

We allocate shared costs, such as facilities costs (including rent, utilities and depreciation on assets shared by all departments), certain information technology costs and recruiting costs to all departments based on headcount. As such, allocated shared costs are reflected in each of the cost of revenue and operating expense categories. Employee compensation costs reflected in each of the cost of revenue and operating expense categories include salaries, bonuses, compensation related taxes, benefits and stock-based compensation. Additionally included in the sales and marketing expense category are sales commissions and related taxes.

Cost of Revenue and Gross Margin

Cost of Subscription. Cost of subscription primarily consists of expenses related to hosting our services and providing support. These expenses include employee-related costs associated with our cloud-based infrastructure and our customer support organization, third-party hosting fees, software and maintenance costs, outside services associated with the delivery of our subscription services, amortization expense associated with capitalized internal-use software and acquired developed technology and allocated overhead.

We intend to continue to invest additional resources in our platform infrastructure, our platform support organizations and security posture. We will continue to invest in technology innovation and we anticipate that costs qualifying for capitalization of internal-use software costs and related amortization may fluctuate over time. We expect our investment in technology to expand the capability of our platform, enabling us to improve our gross margin over time. The level and timing of investment in these areas could affect our cost of subscription revenue in the future.

Cost of Professional Services and Other. Cost of professional services consists primarily of employee-related costs for our professional services delivery team, travel-related costs, allocated overhead and costs of outside services associated with supplementing our professional services delivery team. The cost of providing professional services has historically been higher than the associated revenue we generate.

Gross Margin. Gross margin is gross profit expressed as a percentage of total revenue. Our gross margin may fluctuate from period to period as a result of the timing and amount of investments to expand our hosting capacity and our continued efforts to build platform support and professional services teams.

Operating Expenses

Research and Development. Research and development expenses consist primarily of employee compensation costs and allocated overhead. We believe that continued investment in our platform is important for our growth.

Sales and Marketing. Sales and marketing expenses consist primarily of employee compensation costs, costs of general marketing and promotional activities, travel-related expenses, amortization expense associated with acquired customer relationships (including unbilled and unrecognized contracts yet to be fulfilled) and trade names and allocated overhead. Commissions earned by our sales force that are considered incremental and recoverable costs of obtaining a contract with a customer are deferred and then amortized on a straight-line basis over a period of benefit that we have determined to be generally five years.

General and Administrative. General and administrative expenses consist primarily of employee compensation costs for finance, accounting, legal, information technology and human resources personnel. In addition, general and administrative expenses include acquisition and integration-related costs, non-personnel costs, such as legal, accounting and other professional fees, charitable contributions, and all other supporting corporate expenses, such as information technology, not allocated to other departments.

Restructuring and Other Charges. Restructuring and other charges consist primarily of personnel costs, such as notice period, employee severance payments and termination benefits. In addition, restructuring and other charges include certain lease impairment charges.

Interest and Other, Net

Interest and other, net consists of interest expense, which primarily includes amortization of debt issuance costs and contractual interest expense for our convertible senior notes, interest income from our investment holdings, gains on early extinguishment of debt and gains and losses from our strategic investments.

Provision for (Benefit from) Income Taxes

Our provision for (benefit from) income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions where we operate. The difference between our effective tax rate and the federal statutory rate is primarily due to a valuation allowance against U.S. deferred tax assets, the tax effect of foreign operations and state taxes.

Results of Operations

The following table sets forth our results of operations for the periods presented:

		Year Ended January 31,				
		2024		2023		2022
		(dollars in millions)				
Revenue						
Subscription	$	2,205	$	1,794	$	1,249
Professional services and other		58		64		51
Total revenue		2,263		1,858		1,300
Cost of revenue						
Subscription[1]		502		464		329
Professional services and other[1]		79		82		67
Total cost of revenue		581		546		396
Gross profit		1,682		1,312		904
Operating expenses						
Research and development[1]		656		620		469
Sales and marketing[1]		1,036		1,066		771
General and administrative[1]		450		409		432
Restructuring and other charges		56		29		—
Total operating expenses		2,198		2,124		1,672
Operating loss		(516)		(812)		(768)
Interest expense		(8)		(11)		(91)
Interest income and other, net		81		22		9
Gain on early extinguishment of debt		106		—		—
Interest and other, net		179		11		(82)
Loss before provision for (benefit from) income taxes		(337)		(801)		(850)
Provision for (benefit from) income taxes		18		14		(2)
Net loss	$	(355)	$	(815)	$	(848)

[1] Includes stock-based compensation expense as follows:

		Year Ended January 31,				
		2024		2023		2022
		(dollars in millions)				
Cost of subscription revenue	$	75	$	69	$	49
Cost of professional services and other revenue		15		14		12
Research and development		277		275		193
Sales and marketing		156		159		136
General and administrative		161		160		176
Total stock-based compensation expense	$	684	$	677	$	566

The following table sets forth our results of operations for the periods presented as a percentage of our total revenue:

	Year Ended January 31,		
	2024	**2023**	**2022**
Revenue			
Subscription	97 %	97 %	96 %
Professional services and other	3	3	4
Total revenue	100	100	100
Cost of revenue			
Subscription	22	25	25
Professional services and other	4	4	5
Total cost of revenue	26	29	30
Gross profit	74	71	70
Operating expenses			
Research and development	29	33	36
Sales and marketing	46	58	59
General and administrative	20	22	34
Restructuring and other charges	2	2	—
Total operating expenses	97	115	129
Operating loss	(23)	(44)	(59)
Interest expense	—	(1)	(7)
Interest income and other, net	4	2	1
Gain on early extinguishment of debt	4	—	—
Interest and other, net	8	1	(6)
Loss before provision for (benefit from) income taxes	(15)	(43)	(65)
Provision for (benefit from) income taxes	1	1	—
Net loss	(16)%	(44)%	(65)%

A discussion regarding our financial condition and results of operations for fiscal 2024 compared to fiscal 2023 is presented below. A discussion regarding our financial condition and results of operations for fiscal 2023 compared to fiscal 2022 can be found under Item 7 in our Annual Report on Form 10-K for fiscal 2023, filed with the SEC on March 3, 2023, which is available free of charge on the SEC's website at www.sec.gov and our Investor Relations website at investor.okta.com.

Comparison of the Years Ended January 31, 2024 and 2023

Revenue

		Year Ended January 31,				$ Change		% Change
		2024		2023				
		(dollars in millions)						
Revenue:								
Subscription	$	2,205	$	1,794	$	411		23 %
Professional services and other		58		64		(6)		(10)
Total revenue	$	2,263	$	1,858	$	405		22 %
Percentage of revenue:								
Subscription		97 %		97 %				
Professional services and other		3		3				
Total		100 %		100 %				

For fiscal 2024, the increase in subscription revenue was primarily due to the addition of new customers, an increase in users and sales of additional products to existing customers. The increase in revenue was attributable to a 8% increase in total customers, from over 17,600 as of January 31, 2023, to over 18,950 as of January 31, 2024, and revenue from existing customers as reflected in our Dollar-Based Net Retention Rate of 111% as of January 31, 2024.

For fiscal 2024, the decrease in professional services and other revenue was due to lower bookings associated with professional services.

Cost of Revenue, Gross Profit and Gross Margin

		Year Ended January 31,				$ Change		% Change
		2024		2023				
		(dollars in millions)						
Cost of revenue:								
Subscription	$	502	$	464	$	38		8 %
Professional services and other		79		82		(3)		(4)
Total cost of revenue	$	581	$	546	$	35		6 %
Gross profit	$	1,682	$	1,312	$	370		28 %
Gross margin:								
Subscription		77 %		74 %				
Professional services and other		(36)		(27)				
Total gross margin		74 %		71 %				

For fiscal 2024, cost of subscription revenue increased primarily due to an increase of $22 million in employee compensation costs, an increase of $7 million in software costs and an increase of $5 million in third-party hosting costs as we expanded capacity to support our growth.

Our gross margin for subscription revenue improved from 74% to 77% during fiscal 2024. The increase was primarily driven by improved spend efficiency resulting in lower relative cost of subscription revenue.

For fiscal 2024, cost of professional services and other revenue decreased slightly.

Our gross margin for professional services and other revenue decreased to (36)% during fiscal 2024 from (27)% during fiscal 2023 primarily due to a decrease in professional services and other revenue.

Operating Expenses

Research and Development Expenses

	Year Ended January 31,		$ Change	% Change
	2024	**2023**		
	(dollars in millions)			
Research and development	$ 656	$ 620	$ 36	6 %
Percentage of revenue	29 %	33 %		

For fiscal 2024, research and development expenses increased primarily due to an increase of $39 million in employee compensation costs. We expect our research and development expenses will increase in absolute dollars as our business grows.

Sales and Marketing Expenses

	Year Ended January 31,		$ Change	% Change
	2024	**2023**		
	(dollars in millions)			
Sales and marketing	$ 1,036	$ 1,066	$ (30)	(3)%
Percentage of revenue	46 %	58 %		

For fiscal 2024, sales and marketing expenses decreased primarily due to a decrease in marketing costs of $15 million and a decrease in amortization expense of $9 million for acquired customer relationships and trade names. The decrease in sales and marketing expenses as a percentage of total revenue was primarily driven by improved spend efficiency. We expect our sales and marketing expenses will continue to be our largest operating expense category for the foreseeable future. We expect sales and marketing expenses as a percentage of total revenue to decrease as our total revenue grows.

General and Administrative Expenses

	Year Ended January 31,		$ Change	% Change
	2024	**2023**		
	(dollars in millions)			
General and administrative	$ 450	$ 409	$ 41	10 %
Percentage of revenue	20 %	22 %		

For fiscal 2024, general and administrative expenses increased primarily due to an increase of $26 million in employee compensation costs. We expect general and administrative expenses as a percentage of total revenue to decrease as our total revenue grows.

Restructuring and Other Charges

	Year Ended January 31,		$ Change	% Change
	2024	**2023**		
	(dollars in millions)			
Restructuring and other charges	$ 56	$ 29	$ 27	92 %
Percentage of revenue	2 %	2 %		

For fiscal 2024, restructuring and other charges increased primarily due to an increase of $14 million in lease impairment charges and an increase of $13 million in severance and termination benefit costs.

Interest and Other, Net

	Year Ended January 31,		$ Change	% Change
	2024	**2023**		
	(dollars in millions)			
Interest expense	$ (8)	$ (11)	$ 3	(25)%
Interest income and other, net	81	22	59	265
Gain on early extinguishment of debt	106	—	106	—
Interest and other, net	$ 179	$ 11	$ 168	1,571 %

For fiscal 2024, the change in interest and other, net was primarily due to the gain on early extinguishment of debt related to repurchases of convertible senior notes and an increase in interest income from our short-term investments.

Provision for Income Taxes

	Year Ended January 31,		$ Change	% Change
	2024	**2023**		
	(dollars in millions)			
Provision for income taxes	$ 18	$ 14	$ 4	31 %

For fiscal 2024, income tax expense resulted primarily from income in profitable foreign jurisdictions, federal and state taxes resulting from tax attribution utilization limitations, and the tax impact of shortfalls from stock-based compensation in the United Kingdom.

For fiscal 2023, income tax expense resulted primarily from income from profitable foreign jurisdictions, the tax impact of shortfalls from stock-based compensation in the United Kingdom, and state taxes.

The Organization for Economic Cooperation and Development ("OECD") and many countries have proposed to reallocate some portion of profits of large multinational companies with global revenues exceeding EUR 20 billion to markets where sales arise ("Pillar One"), as well as enacted a global minimum tax rate of at least 15% for multinationals with global revenues exceeding EUR 750 million ("Pillar Two"), with additional countries considering or intending to adopt these proposals. In December 2022, the Council of the European Union ("EU") formally adopted the EU Minimum Tax Directive, which would require member states to adopt Pillar Two into their domestic law. The directive requires the rules to initially become effective for fiscal years starting on or after December 31, 2023. Certain jurisdictions in which we operate have enacted Pillar Two legislation, with other countries considering changes to their tax laws to adopt the OECD's proposals. The enactment of Pillar Two legislation is not expected to have a material adverse effect in fiscal 2025, on our effective tax rate, financial position, results of operations and cash flows. We will continue to monitor and reflect the impact of such legislative changes in future financial statements as appropriate.

Liquidity and Capital Resources

As of January 31, 2024, our principal sources of liquidity were cash, cash equivalents and short-term investments totaling $2,202 million, which were held for working capital and general corporate purposes, including potential future acquisition activity. Our cash equivalents and investments consisted primarily of U.S. treasury securities, money market funds, corporate debt securities and certificates of deposit. Historically, we have generated significant operating losses and both positive and negative cash flows from operations as reflected in our accumulated deficit and consolidated statements of cash flows.

Recent macroeconomic events, including rising interest rates, global inflation and bank failures, have led to further economic uncertainty in the global economy. To mitigate risk, our cash and cash equivalents are distributed across large financial institutions. In addition, we have policy restrictions in place on the types of securities that can be purchased as part of our available-for-sale securities portfolio. These restrictions take credit quality, liquidity and diversification into consideration among other criteria. We continue to monitor the impacts of this situation; however, there can be no assurances that conditions in the banking sector and in global financial markets will not worsen and/or adversely affect us.

Effective the first quarter of fiscal 2025, we intend to satisfy employee payroll tax withholding due upon the vesting of share-based compensation awards with our own funds under the "net share settlement" approach. Previously, payroll tax withholding was satisfied via the sale of shares of our common stock in the open market. The net share settlement approach reduces our equity dilution rate by covering such withholding tax obligations from existing cash reserves and impacts future liquidity. The cash outflow to cover these tax obligations is classified as a financing activity in the statement of cash flows.

In September 2019, we completed our private offering of the 2025 convertible senior notes ("2025 Notes") due on September 1, 2025 and received aggregate gross proceeds of $1,060 million. The interest rate on the 2025 Notes is fixed at 0.125% per year and is payable semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2020. In connection with the 2025 Notes, we used a portion of the proceeds to enter into capped call transactions ("2025 Capped Calls") with respect to our Class A common stock.

In June 2020, we completed our private offering of the 2026 convertible senior notes ("2026 Notes") due on June 15, 2026 and received aggregate gross proceeds of $1,150 million. The interest rate on the 2026 Notes is fixed at 0.375% per year and is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2020. In connection with the 2026 Notes, we used a portion of the proceeds to enter into capped call transactions ("2026 Capped Calls") with respect to our Class A common stock.

In the ordinary course of our business, we may, at any time and from time to time, seek to extinguish our outstanding Notes through cash purchases and/or exchanges for equity, in open-market purchases, privately negotiated transactions or otherwise. Such extinguishments, if any, will be conducted on such terms and at such prices as we may determine, and will depend on our evaluation of the prevailing market conditions, trading price of the 2025 Notes and 2026 Notes (collectively, "the Notes"), our liquidity requirements, legal and contractual restrictions and other factors. During fiscal 2024, we repurchased $508 million principal amount of the 2025 Notes for $462 million in cash and $542 million principal amount of the 2026 Notes for $475 million in cash, which resulted in an aggregate gain on early extinguishment of debt of $106 million. The 2025 Capped Calls and 2026 Capped Calls remained outstanding notwithstanding such repurchase. We may, however, elect to terminate the 2025 Capped Calls or 2026 Capped Calls, in full or in part. In connection with any such termination, the option counterparties or their respective affiliates are expected to modify their hedge positions, which activity could affect the market price of our Class A common stock or the trading price of the Notes that remain outstanding. See Note 8 to our consolidated financial statements "Convertible Senior Notes, Net" and the section titled "Transactions relating to our Notes may affect the value of our Class A common stock" in "Risk Factors" included under Part I, Item 1A of this Annual Report on Form 10-K for additional information.

On August 2, 2021, we completed the acquisition of Townsend Street Labs, Inc. ("atSpoke"), providing total cash consideration, net of cash acquired of $79 million. Of this amount, $13 million of consideration was held back as partial security for any adjustments and indemnification obligations and was paid during fiscal 2024.

On February 1, 2024, we completed the acquisition of Spera Cybersecurity, Inc. and its subsidiary ("Spera"). Total net consideration, subject to final adjustments, consists of approximately $80 million of cash and our Class A common stock. See Note 16 to our consolidated financial statements "Subsequent Events" for additional information.

We believe our existing cash and cash equivalents, our investments and cash provided by sales of our products and services will be sufficient to meet our short-term and long-term projected working capital and capital expenditure needs for the foreseeable future. Our future capital requirements will depend on many factors, including our subscription growth rate, subscription renewal activity, billing frequency, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the expansion of our international operations, the introduction of new and enhanced product offerings, and the continuing market adoption of our platform. We continue to assess our capital structure and evaluate the merits of deploying available cash. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies this could reduce our ability to compete successfully and harm our results of operations.

A significant majority of our customers pay in advance for annual subscriptions. Therefore, a substantial source of our cash is from our deferred revenue, which is included on our consolidated balance sheet as a liability. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is recognized as revenue in accordance with our revenue recognition policy. As of January 31, 2024, we had deferred revenue of $1,511 million, of which $1,488 million was recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria have been met.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended January 31,		
	2024	**2023**	**2022**
	(dollars in millions)		
Net cash provided by operating activities	$ 512	$ 86	$ 104
Net cash provided by (used in) investing activities	441	(130)	(367)
Net cash provided by (used in) financing activities	(883)	48	89
Effects of changes in foreign currency exchange rates on cash, cash equivalents and restricted cash	1	(6)	(2)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 71	$ (2)	$ (176)

Operating Activities

Our largest source of operating cash is cash collections from our customers for subscription and professional services. Our primary uses of cash from operating activities are for employee-related expenditures, marketing expenses and third-party hosting costs.

During fiscal 2024, cash provided by operating activities was $512 million, an increase of $426 million compared to fiscal 2023. The increase was primarily attributable to an increase in cash received from customers and improved spend efficiency, partially offset by an increase in cash paid to vendors.

Investing Activities

During fiscal 2024, cash provided by investing activities was $441 million, compared to cash used in investing activities of $130 million during fiscal 2023. The change was primarily attributable to an increase in cash provided from investment maturities and sales, net of purchases, partially offset by cash paid for business acquisitions, net of cash acquired.

Financing Activities

During fiscal 2024, cash used in financing activities was $883 million, compared to cash provided by financing activities of $48 million during fiscal 2023. The change was primarily attributable to payments made for repurchases of the Notes.

Material Cash Requirements

Contractual Obligations

The following table represents the Company's known short-term (i.e., the next twelve months) and long-term (i.e., beyond the next twelve months) obligations as of January 31, 2024:

	Short-term	Long-term	Total
	(dollars in millions)		
Convertible Senior Notes:[1]			
Principal payments	$ —	$ 1,160	$ 1,160
Interest payments	3	4	7
Operating leases[2]	37	124	161
Purchase obligations[3]	262	240	502
Total contractual obligations	$ 302	$ 1,528	$ 1,830

[1] See Note 8 to our consolidated financial statements "Convertible Senior Notes, Net" for additional information.
[2] See Note 9 to our consolidated financial statements "Leases" for additional information.
[3] Purchase obligations primarily relate to data center hosting facilities, and other sales and marketing obligations.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No material demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting estimates, which we discuss below.

Income Taxes

Income taxes are accounted for in accordance with the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character, within the carry-back or carry-forward periods available under the applicable tax law. In assessing the need for a valuation allowance, we consider available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. Our judgment regarding future estimates may change due to many factors, including future market conditions and the ability to successfully execute our business plans and tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our provision for income taxes would increase or decrease in the period in which the assessment is changed.

Our tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. Significant judgment is required in determining the technical merits of an uncertain tax position, such as taking into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent the final tax outcome of these matters is different than the amounts recorded, such differences may impact the provision for income taxes in the period in which such determination is made.

Business Combinations

When we acquire a business, the purchase price is allocated to the acquired assets, including separately identifiable intangible assets, and assumed liabilities at their respective estimated fair values. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates can include, but are not limited to:

- future expected cash flows from subscription contracts, professional services contracts, other customer contracts and acquired developed technologies;
- person hours required in recreating certain acquired technologies;
- historical and expected customer attrition rates and anticipated growth in revenue from acquired customers;
- royalty rates applied to acquired developed technology platforms and other intangible assets;
- obsolescence curves and other useful life assumptions, such as the period of time and intended use of acquired intangible assets in our product offerings;
- discount rates;
- uncertain tax positions and tax-related valuation allowances; and
- fair value of assumed equity awards.

These estimates are inherently uncertain and unpredictable, and unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

If the initial accounting for a business combination is not complete following the acquisition date, we report provisional amounts for the known assets, liabilities, equity interests, or items of consideration for which the accounting is incomplete at the end of the financial reporting period. Provisional accounting is inherently subjective and judgmental. The objective of the measurement period is to provide a reasonable period of time to obtain the information necessary to complete all aspects of business combination accounting with a high level of confidence. During the measurement period, which may be up to one year from the acquisition date, adjustments to the reported

provisional amounts may be recorded for which the accounting was incomplete, with the corresponding offset to goodwill. Should the accounting for a business combination be incomplete by the end of a reporting period that falls within the measurement period, we report provisional amounts in our financial statements, disclosing them as provisional, and any material measurement period adjustments are identified as such. Additional assets acquired or liabilities assumed in an acquisition that were not recognized at the acquisition date might be identified during the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, no further adjustments are made.

Loss Contingencies

We evaluate contingent liabilities, including threatened or pending litigation, and make provisions for such liabilities when it is both probable that a loss has been incurred and its amount can be reasonably estimated. Because of uncertainties inherent in litigation, we base our estimate and accrue the liabilities, if any, on the information available at the time of our assessment. Significant judgment is required to determine both the probability and the estimated amount of loss given such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Developments in these matters could affect the amount of any liability we may accrue. As additional information becomes available, we may revise our estimates. Any revisions in the estimates of potential liabilities could have a material impact on our operating results and financial position. Further, until the final resolution of any such matter, there may be a loss exposure in excess of the liability recognized and such amount could be significant.

Revenue Recognition

We derive our revenues primarily from subscription fees and professional services fees. A description of our revenue recognition policies is included in Note 2 to our consolidated financial statements "Summary of Significant Accounting Policies."

Our contracts with customers often contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price of the contract is allocated to the separate performance obligations on a relative standalone selling price basis. Evaluating customer contracts with multiple performance obligations and complex terms may require significant judgment in identifying the distinct performance obligations.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements "Summary of Significant Accounting Policies — Recent Accounting Pronouncements Not Yet Adopted" for more information.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

The functional currencies of our foreign subsidiaries are the respective local currencies. Most of our sales are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, the United Kingdom, Canada and Australia. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments. During fiscal 2024, 2023 and 2022, a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Interest Rate Risk

We had cash, cash equivalents and short-term investments totaling $2,202 million as of January 31, 2024, of which $2,019 million was invested in U.S. treasury securities, money market funds, corporate debt securities and certificates of deposit. Our cash and cash equivalents are held for working capital and general corporate purposes, including potential future acquisition activity. Our short-term investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our short-term investments as "available for sale," no gains are recognized due to changes in interest rates. As losses due to changes in interest rates are generally not considered to be credit related changes, no losses in such securities are recognized due to changes in interest rates unless we intend to sell, it is more likely than not that we will be required to sell, we sell prior to maturity, or we otherwise determine that all or a portion of the decline in fair value are due to credit related factors.

As of January 31, 2024, a hypothetical 10% relative change in interest rates would not have had a material impact on the value of our cash equivalents or investment portfolio. Fluctuations in the value of our cash equivalents and investment portfolio caused by a change in interest rates (gains or losses on the carrying value) are recorded in other comprehensive income (loss), and are realized only if we sell the underlying securities prior to maturity.

Convertible Senior Notes

In September 2019, we issued the 2025 Notes due September 1, 2025 with a principal amount of $1,060 million. Concurrently with the issuance of the 2025 Notes, we entered into separate capped call transactions. The 2025 Capped Calls were completed to reduce the potential dilution from the conversion of the 2025 Notes. As of January 31, 2024, $552 million principal amount of the 2025 Notes remain outstanding.

In June 2020, we issued the 2026 Notes due June 15, 2026 with a principal amount of $1,150 million. Concurrently with the issuance of the 2026 Notes, we entered into separate capped call transactions. The 2026 Capped Calls were completed to reduce the potential dilution from the conversion of the 2026 Notes. As of January 31, 2024, $608 million principal amount of the 2026 Notes remain outstanding.

The 2025 Notes and 2026 Notes have a fixed annual interest rate of 0.125% and 0.375%, respectively; accordingly, we do not have economic interest rate exposure on the Notes. However, the fair value of the Notes is exposed to interest rate risk. Generally, the fair market value of the Notes will increase as interest rates fall and decrease as interest rates rise. In addition, the fair value of the Notes fluctuates when the market price of our common stock fluctuates. The fair value was determined based on the quoted bid price of the Notes in an over-the-counter market on the last trading day of the reporting period. See Note 8 to our consolidated financial statements "Convertible Senior Notes, Net" for additional information. Changes in the interest rate environment upon maturity of this fixed rate debt could have an effect on our future cash flows and earnings, depending on whether the debt is replaced with other fixed rate debt, variable rate debt or equity.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Okta, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Okta, Inc. (the Company) as of January 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 1, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – Identifying and evaluating terms and conditions in contracts

Description of the Matter	As explained in Note 2 to the consolidated financial statements, the Company derives revenue from subscription fees and professional services fees. The Company's arrangements are generally non-cancelable and non-refundable. In addition, the arrangements do not provide customers with the right to take possession of the software and, as a result, are accounted for as service arrangements. Subscription revenue, which includes support, is recognized on a straight-line basis over the non-cancelable contractual term of the arrangement, generally beginning on the date that the Company's service is made available to the customer. Revenue for the Company's professional services is recognized as services are performed in proportion to their pattern of transfer.

Auditing the Company's accounting for revenue recognition was challenging, specifically related to the appropriate identification and evaluation of non-standard terms and conditions. For example, certain non-standard terms and conditions required judgment to identify the distinct performance obligations.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the identification and evaluation of terms and conditions in contracts that impact revenue recognition, including the identification of performance obligations. This included testing relevant controls over the information systems that are used in the initiation, billing and recording of revenue transactions.

Among other procedures, on a sample basis, we tested the completeness and accuracy of management's identification and evaluation of the non-standard terms and conditions in contracts. Further, we selected a sample of contractual arrangements to test that management had properly assessed the impact of any non-standard terms on the identified performance obligations. Additionally, to verify completeness of non-standard terms and conditions, we obtained confirmations of terms and conditions for a sample of arrangements with customers.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2013.
San Jose, California
March 1, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Okta, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Okta, Inc.'s internal control over financial reporting as of January 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Okta, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2024, and the related notes and our report dated March 1, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California

March 1, 2024

OKTA, INC.
CONSOLIDATED BALANCE SHEETS
(dollars in millions, shares in thousands, except per share data)

	As of January 31,	
	2024	**2023**
Assets		
Current assets:		
Cash and cash equivalents	$ 334	$ 264
Short-term investments	1,868	2,316
Accounts receivable, net of allowances of $6 and $8	559	481
Deferred commissions	113	92
Prepaid expenses and other current assets	106	76
Total current assets	2,980	3,229
Property and equipment, net	48	59
Operating lease right-of-use assets	83	122
Deferred commissions, noncurrent	242	210
Intangible assets, net	182	241
Goodwill	5,406	5,400
Other assets	48	46
Total assets	$ 8,989	$ 9,307
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 12	$ 12
Accrued expenses and other current liabilities	115	112
Accrued compensation	167	99
Deferred revenue	1,488	1,242
Total current liabilities	1,782	1,465
Convertible senior notes, net, noncurrent	1,154	2,193
Operating lease liabilities, noncurrent	112	142
Deferred revenue, noncurrent	23	18
Other liabilities, noncurrent	30	23
Total liabilities	3,101	3,841
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Preferred stock, par value $0.0001 per share; 100,000 shares authorized, no shares issued and outstanding as of January 31, 2024 and 2023.	—	—
Class A Common stock, par value $0.0001 per share; 1,000,000 shares authorized; 159,835 and 154,009 shares issued and outstanding as of January 31, 2024 and 2023, respectively.	—	—
Class B Common stock, par value $0.0001 per share; 120,000 shares authorized; 7,291 and 7,300 shares issued and outstanding as of January 31, 2024 and 2023, respectively.	—	—
Additional paid-in capital	8,724	7,974
Accumulated other comprehensive loss	(6)	(33)
Accumulated deficit	(2,830)	(2,475)
Total stockholders' equity	5,888	5,466
Total liabilities and stockholders' equity	$ 8,989	$ 9,307

See Notes to Consolidated Financial Statements.

OKTA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in millions, shares in thousands, except per share data)

	Year Ended January 31,		
	2024	**2023**	**2022**
Revenue			
Subscription	$ 2,205	$ 1,794	$ 1,249
Professional services and other	58	64	51
Total revenue	2,263	1,858	1,300
Cost of revenue			
Subscription	502	464	329
Professional services and other	79	82	67
Total cost of revenue	581	546	396
Gross profit	1,682	1,312	904
Operating expenses			
Research and development	656	620	469
Sales and marketing	1,036	1,066	771
General and administrative	450	409	432
Restructuring and other charges	56	29	—
Total operating expenses	2,198	2,124	1,672
Operating loss	(516)	(812)	(768)
Interest expense	(8)	(11)	(91)
Interest income and other, net	81	22	9
Gain on early extinguishment of debt	106	—	—
Interest and other, net	179	11	(82)
Loss before provision for (benefit from) income taxes	(337)	(801)	(850)
Provision for (benefit from) income taxes	18	14	(2)
Net loss	$ (355)	$ (815)	$ (848)
Net loss per share, basic and diluted	$ (2.17)	$ (5.16)	$ (5.73)
Weighted-average shares used to compute net loss per share, basic and diluted	163,634	158,023	148,036

See Notes to Consolidated Financial Statements.

OKTA, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in millions)

| | Year Ended January 31, | | |
	2024	2023	2022
Net loss	$ (355)	$ (815)	$ (848)
Other comprehensive income (loss):			
Net change in unrealized gains or losses on available-for-sale securities	26	(12)	(14)
Foreign currency translation adjustments	1	(9)	(3)
Other comprehensive income (loss)	27	(21)	(17)
Comprehensive loss	$ (328)	$ (836)	$ (865)

See Notes to Consolidated Financial Statements.

OKTA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars in millions, shares in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balances as of January 31, 2021	122,824	$ —	8,159	$ —	$ 1,656	$ 5	$ (968)	$ 693
Issuance of common stock in connection with business combinations	19,190	—	—	—	5,409	—	—	5,409
Issuance of common stock in connection with business combinations subject to future vesting	1,269	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options and other activity, net	2,552	—	2	—	54	—	—	54
Issuance of common stock under employee stock purchase plan, net of cancellations	186	—	—	—	36	—	—	36
Issuance of common stock for settlement of restricted stock units	2,294	—	—	—	—	—	—	—
Issuance of common stock pursuant to charitable donation	30	—	—	—	7	—	—	7
Conversion of Class B common stock to Class A common stock	1,183	—	(1,183)	—	—	—	—	—
Settlement of convertible senior notes	476	—	—	—	21	—	—	21
Proceeds from hedges related to convertible senior notes	(380)	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	567	—	—	567
Other comprehensive loss	—	—	—	—	—	(17)	—	(17)
Net loss	—	—	—	—	—	—	(848)	(848)
Balances as of January 31, 2022	149,624	$ —	6,978	$ —	$ 7,750	$ (12)	$ (1,816)	$ 5,922
Adjustments from adoption of ASU No. 2020-06	—	—	—	—	(528)	—	156	(372)
Forfeiture of unvested common stock issued in connection with business combinations	(14)	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options and other activity, net	965	—	451	—	17	—	—	17
Issuance of common stock under employee stock purchase plan, net of cancellations	492	—	—	—	31	—	—	31
Issuance of common stock for settlement of restricted stock units	2,555	—	—	—	—	—	—	—
Issuance of common stock pursuant to charitable donation	42	—	—	—	4	—	—	4
Conversion of Class B common stock to Class A common stock	129	—	(129)	—	—	—	—	—
Settlement of convertible senior notes	356	—	—	—	17	—	—	17
Proceeds from hedges related to convertible senior notes	(140)	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	683	—	—	683
Other comprehensive loss	—	—	—	—	—	(21)	—	(21)
Net loss	—	—	—	—	—	—	(815)	(815)
Balances as of January 31, 2023	154,009	$ —	7,300	$ —	$ 7,974	$ (33)	$ (2,475)	$ 5,466

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Forfeiture of unvested common stock issued in connection with business combinations	(5)	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options and other activity, net	879	—	—	—	15	—	—	15
Issuance of common stock under employee stock purchase plan, net of cancellations	794	—	—	—	46	—	—	46
Issuance of common stock for settlement of restricted stock units	4,107	—	—	—	—	—	—	—
Issuance of common stock pursuant to charitable donation	75	—	—	—	6	—	—	6
Conversion of Class B common stock to Class A common stock	9	—	(9)	—	—	—	—	—
Proceeds from hedges related to convertible senior notes	(33)	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	690	—	—	690
Settlement of warrants	—	—	—	—	(7)	—	—	(7)
Other comprehensive income	—	—	—	—	—	27	—	27
Net loss	—	—	—	—	—	—	(355)	(355)
Balances as of January 31, 2024	159,835	—	7,291	—	8,724	(6)	(2,830)	5,888

See Notes to Consolidated Financial Statements.

OKTA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended January 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net loss	$ (355)	$ (815)	$ (848)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Stock-based compensation	684	677	566
Depreciation, amortization and accretion	84	114	108
Amortization of debt issuance costs	3	6	86
Amortization of deferred commissions	104	84	57
Deferred income taxes	6	7	(6)
Lease impairment charges	28	14	—
Gain on early extinguishment of debt	(106)	—	—
Net gain on strategic investments	—	(1)	(8)
Other, net	10	7	9
Changes in operating assets and liabilities:			
Accounts receivable	(79)	(87)	(175)
Deferred commissions	(158)	(122)	(171)
Prepaid expenses and other assets	(32)	(13)	(7)
Operating lease right-of-use assets	23	27	23
Accounts payable	—	(6)	7
Accrued compensation	68	(44)	50
Accrued expenses and other liabilities	21	8	21
Operating lease liabilities	(39)	(34)	(24)
Deferred revenue	250	264	416
Net cash provided by operating activities	512	86	104
Cash flows from investing activities:			
Capitalized software	(15)	(9)	(4)
Purchases of property and equipment	(8)	(12)	(13)
Purchases of securities available for sale and other	(1,709)	(1,411)	(1,847)
Proceeds from maturities and redemption of securities available for sale	2,134	1,308	1,482
Proceeds from sales of securities available for sale and other	62	—	230
Payments for business acquisitions, net of cash acquired	(22)	(4)	(215)
Purchases of intangible assets	(1)	(2)	—
Net cash provided by (used in) investing activities	441	(130)	(367)
Cash flows from financing activities:			
Payments for repurchases of convertible senior notes	(937)	—	—
Payments for warrants related to convertible senior notes	(7)	—	—
Proceeds from stock option exercises	15	17	53
Proceeds from shares issued in connection with employee stock purchase plan	46	31	36
Net cash provided by (used in) financing activities	(883)	48	89
Effects of changes in foreign currency exchange rates on cash, cash equivalents and restricted cash	1	(6)	(2)
Net increase (decrease) in cash, cash equivalents and restricted cash	71	(2)	(176)
Cash, cash equivalents and restricted cash at beginning of year	271	273	449
Cash, cash equivalents and restricted cash at end of year	$ 342	$ 271	$ 273

	Year Ended January 31,		
	2024	**2023**	**2022**
Supplementary cash flow disclosure:			
Cash paid during the period for:			
Interest	$ 5	$ 6	$ 6
Income taxes	14	8	3
Non-cash investing and financing activities:			
Issuance of common stock and value of equity awards assumed in connection with business combination	—	—	5,409
Issuance of common stock for repurchases and conversions of convertible senior notes	—	47	126
Benefit from exercise of hedges related to convertible senior notes	2	18	92
Operating lease right-of-use assets exchanged for lease liabilities	11	11	22
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown in the statements of cash flows above:			
Cash and cash equivalents	$ 334	$ 264	$ 260
Restricted cash, current included in prepaid expenses and other current assets	2	—	5
Restricted cash, noncurrent included in other assets	6	7	8
Total cash, cash equivalents and restricted cash	$ 342	$ 271	$ 273

See Notes to Consolidated Financial Statements.

1. Overview and Basis of Presentation

Description of Business

Okta, Inc. (the "Company") is the leading independent identity partner. The Company's Workforce Identity Cloud and Customer Identity Cloud, powered by Auth0, enable customers to securely connect the right people to the right technologies and services at the right time. Employees and contractors sign into the Workforce Identity Cloud to seamlessly and securely access the applications they need to do their most important work. Organizations use the Company's Identity Platform to collaborate with their partners, and to provide their customers with more modern and secure experiences in the cloud and via mobile devices. Developers leverage the Workforce Identity Cloud and Customer Identity Cloud to securely and efficiently embed identity into the software they build, allowing them to innovate and focus on their core missions. The Company is headquartered in San Francisco, California.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements, which include the accounts of the Company and its wholly owned subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated in consolidation. The Company conducts business globally and is managed, operated and organized by major functional departments that operate on a consolidated basis. As a result, the Company operates in one reportable segment.

The Company's fiscal year ends on January 31. References to fiscal 2024, for example, refer to the fiscal year ended January 31, 2024.

Certain prior period amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are based on historical experience and on other assumptions that management believes are reasonable under the circumstances. Actual results could vary from those estimates. The Company's most significant estimates include the valuation of deferred income tax assets, uncertain tax positions, assets and liabilities acquired in business combinations, and loss contingencies related to litigation.

Foreign Currency

The functional currencies of the Company's foreign subsidiaries are the respective local currencies. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss within the consolidated statements of stockholders' equity. Foreign currency transaction gains and losses are included in interest and other, net in the consolidated statements of operations and were not material in fiscal 2024, 2023 or 2022. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the average exchange rate during the period.

2. Summary of Significant Accounting Policies

Revenue Recognition

Revenue is derived from subscription fees (which include support fees) and professional services fees. The Company sells subscriptions to its platform through arrangements that are generally one to five years in length. The arrangements are generally non-cancellable and non-refundable. Furthermore, if a customer reduces the contracted usage or service level, the customer has no right of refund. The subscription arrangements do not provide customers with the right to take possession of the software supporting the platform and, as a result, are accounted for as service arrangements. This revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through channel partners.

Revenue recognition is determined through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, the performance obligations are satisfied.

The Company recognizes revenue net of any applicable value added or sales tax.

Subscription Revenue

Subscription revenue, which includes support, is recognized on a straight-line basis over the non-cancellable contractual term of the arrangement, generally beginning on the date that the Company's service is made available to the customer.

Professional Services Revenue

Professional services principally consist of customer-specific requests for application integrations, user interface enhancements and other customer-specific requests. Revenue for professional services is recognized as services are performed in proportion to their pattern of transfer.

Contracts with Multiple Performance Obligations

Some of the Company's contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price ("SSP") basis.

The Company determines SSP based on observable, if available, prices for those related services when sold separately. When such observable prices are not available, the Company determines SSP based on overarching pricing objectives and strategies, taking into consideration market conditions and other factors, including customer size, volume purchased, market and industry conditions, product-specific factors and historical sales of the deliverables. Pricing objectives, market conditions or other factors may change in the future resulting in changes to standalone selling prices that could impact the timing or amount of revenue recognition.

Deferred Revenue

Deferred revenue consists primarily of payments received and accounts receivable recorded in advance of revenue recognition under the Company's subscription and support services and professional services arrangements. The Company primarily invoices its customers for its subscription services arrangements annually in advance. The Company's payment terms generally provide that customers pay the invoiced portion of the total arrangement fee within 30 days of the invoice date. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred revenue, current; the remaining portion is recorded as deferred revenue, noncurrent in the consolidated balance sheets.

Deferred Commissions

Sales commissions earned by the Company's sales force are generally considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new revenue contracts, including incremental sales to existing customers, are deferred and then amortized on a straight-line basis over a period of benefit, which is determined to be generally five years. The Company determined the period of benefit by taking into consideration the terms of its customer contracts, its technology and other factors.

Sales commissions for renewal contracts (which are not considered commensurate with sales commissions for new revenue contracts and incremental sales to existing customers) are deferred and then amortized on a straight-line basis over the related period of benefit, which is generally two years, as determined by considering the average contractual term for renewal contracts.

Sales commissions capitalized as contract costs totaled $158 million and $121 million in fiscal 2024 and 2023, respectively. Amortization of contract costs was $104 million, $84 million and $57 million in fiscal 2024, 2023 and 2022, respectively. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of operations.

Cost of Revenue

Costs of revenue primarily consist of costs related to providing the Company's cloud-based platform to its customers, including third-party hosting fees, amortization of capitalized internal-use software and finite-lived purchased developed technology, customer support, other employee-related expenses for security, technical operations and professional services staff, and allocated overhead costs.

Research and Development

Research and development expense incurred in the normal course of business is expensed as incurred.

Software Development Costs

Qualifying internally-developed software development costs, including the associated stock-based compensation expenses, are capitalized during the application development stage, as long as management has authorized and committed to funding the project, it is probable the project will be completed and the software will be used to perform the function intended. Capitalization of such costs ceases once the project is substantially complete and ready for its intended use. Capitalized software development costs are included in Intangible assets, net on the consolidated balance sheets and are amortized on a straight-line basis over an expected useful life of 3 years.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expense was $65 million, $77 million, and $79 million in fiscal 2024, 2023 and 2022, respectively.

Restructuring and Other Charges

Restructuring generally includes significant actions involving employee-related severance charges, facilities consolidation and contract termination costs. Employee-related severance charges are largely based upon substantive severance plans, while some are mandated requirements in certain foreign jurisdictions. Severance costs generally include severance payments, outplacement services, health insurance coverage and legal costs. These charges are reflected in the period when both the actions are probable, at the balance sheet date, and the amounts are reasonably estimable. Right-of-use asset impairments are recognized on the date the premises have been vacated or the Company have ceased-use of the leased facilities.

Actual results may differ from the Company's estimates and assumptions. Restructuring liabilities are classified in accrued expenses and other current liabilities in the consolidated balance sheets.

Stock-Based Compensation

The Company's equity incentive plans provide for granting stock options, restricted stock units ("RSUs"), restricted stock awards to employees, consultants, officers and directors and RSUs with market-based vesting conditions to certain executives. In addition, the Company offers an employee stock purchase program ("ESPP") to eligible employees.

Stock-based compensation expense related to stock awards (including stock options, RSUs, market-based RSUs, and ESPP) is measured based on the fair value of the awards granted and recognized as an expense over the requisite service period.

The fair value of each option and ESPP awards are estimated on the grant date using the Black-Scholes option pricing model which requires the use of various assumptions, including the expected term of the award, the expected volatility of the price of the underlying common stock, risk-free interest rates, and expected dividend yield of the underlying common stock. Stock-based compensation expense is recognized following the straight-line attribution method over the requisite service period for options, and over the offering period for ESPP awards. The expected term of the Company's stock options, which were last granted to employees in fiscal 2022, was determined utilizing the simplified method due to lack of historical exercise data. No options were granted in fiscal

2024 and 2023. The expected volatility was determined using a weighted-average of the historical volatility measures of a group of guideline companies and the Company's own historical volatility. The risk-free interest rate was based on the U.S. Treasury yield in effect at the time of grant for a period consistent with the expected term of the award. The expected dividend was assumed to be zero as the Company has never declared or paid any cash dividends and do not currently intend to declare dividends in the foreseeable future.

The fair value of each RSU award is based on the fair value of the underlying common stock as of the grant date. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, generally three to four years.

The fair value of each market-based RSU award is measured using a Monte Carlo simulation valuation model which requires the use of various assumptions, including the stock price volatility and risk-free interest rate as of the valuation date corresponding to the length of time remaining in the performance period. Stock-based compensation expense for awards with market conditions is recognized over the requisite service period using the accelerated attribution method and is not reversed if the market condition is not met.

The assumptions used to determine the fair value of the stock awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. Forfeitures are accounted for as they occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Management considers all positive and negative evidence in evaluating the Company's ability to realize its deferred tax assets, for example its historical results and forecasts of future ability to realize its deferred tax assets, including forecasts of future taxable income by jurisdiction. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in the provision for income taxes in the period that includes the enactment date.

The Company does not provide for income taxes on undistributed earnings of subsidiaries that are intended to be indefinitely reinvested. Where the Company does not intend to indefinitely reinvest subsidiary earnings, income and withholding taxes, as applicable, are provided on such undistributed earnings.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company determines if the weight of available evidence indicates that it is more likely than not that a tax position will be sustained on tax audit, assuming that all issues are audited and resolution of any related appeals or litigation processes are considered. The tax benefit is then measured as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The reserves for uncertain tax positions are adjusted as facts and circumstances change, for example on closing of a tax audit, expiration of statutes of limitation on potential assessments or refinement of an estimate. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such a determination is made. The provisions for income taxes include the impact of reserves for uncertain tax positions, along with the related interest and penalties.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less from the date of purchase. Cash equivalents generally consist of investments in money market funds. The fair market value of cash equivalents approximated their carrying value as of January 31, 2024 and 2023.

As of January 31, 2024 and 2023, the Company's restricted cash balance was $8 million and $7 million, respectively, primarily related to letters of credit for its facility lease agreements.

Short-Term Investments

The Company's short-term investments comprise of U.S. treasury securities, corporate debt securities and certificates of deposit. The Company determines the appropriate classification of its short-term investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its short-term investments as available-for-sale securities as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. As a result, short-term investments, including securities with stated maturities beyond twelve months, are classified within current assets in the consolidated balance sheets.

Available-for-sale securities are recorded at fair value each reporting period and are periodically evaluated for impairment. For unrealized losses in securities that the Company intends to hold and will not more likely than not be required to sell before recovery, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors.

The Company considers credit related impairments to be changes in value that are driven by a change in the creditor's ability to meet its payment obligations, and records an allowance and recognizes a corresponding loss in interest income and other, net when the impairment is incurred. Unrealized non-credit related losses and unrealized gains are reported as a separate component of accumulated other comprehensive loss in the consolidated balance sheets until realized. Realized gains and losses are determined based on the specific identification method and are reported in interest income and other, net in the consolidated statements of operations.

Strategic Investments

The Company's strategic investments consist primarily of equity investments in privately held companies and are included in Other assets on the consolidated balance sheets. Investments in privately held companies without readily determinable fair values in which the Company does not own a controlling interest or have significant influence over are measured using the measurement alternative. In applying the measurement alternative, the Company adjusts the carrying values of strategic investments based on observable price changes from orderly transactions for identical or similar investments of the same issuer. Additionally, the Company evaluates its strategic investments at least quarterly for impairment. Adjustments and impairments are recorded in Interest and other, net on the consolidated statements of operations.

In determining the estimated fair value of its strategic investments in privately held companies, the Company uses the most recent and available data. Valuations of privately held securities are inherently complex due to the lack of readily available market data and require the use of judgment. The determination of whether an orderly transaction is for an identical or similar investment requires significant Company judgment. In its evaluation, the Company considers factors such as differences in the rights and preferences of the investments and the extent to which those differences would affect the fair values of those investments. The Company's impairment analysis encompasses an assessment of both qualitative and quantitative factors including the investee's financial metrics, market acceptance of the investee's product or technology, general market conditions and liquidity considerations.

Accounts Receivable and Allowances

Accounts receivable are recorded at the invoiced amount, net of allowances. These allowances are based on the Company's assessment of the collectibility of accounts by considering the age of each outstanding invoice, the collection history of each customer, and an evaluation of current expected risk of credit loss based on current economic conditions and reasonable and supportable forecasts of future economic conditions over the life of the receivable. The Company assesses collectibility by reviewing accounts receivable on an aggregated basis where similar characteristics exist and on an individual basis when specific customers with collectibility issues are identified. Amounts deemed uncollectible are recorded as an allowance in the consolidated balance sheets with an offsetting decrease in deferred revenue or a charge to general and administrative expense in the consolidated statements of operations.

Property and Equipment

Property and equipment, net, is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance costs are expensed as incurred.

The useful lives of property and equipment are as follows:

	Useful lives
Computers and equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of estimated useful life or remaining lease term

Business Combinations

Business combinations are accounted for under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective estimated fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets and liabilities assumed, is recorded as goodwill.

The determination of the fair value of assets acquired and liabilities assumed involves assessments of factors such as the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition. Significant management inputs used in the estimation of fair value of assets acquired and liabilities assumed include, but are not limited to, expected future cash flows, future changes in technology, estimated replacement costs, person hours required in recreating certain acquired technologies, discount rates and assumptions about the period of time the brand will continue to be used in the Company's product portfolio. Where appropriate, external advisers are consulted to assist in the determination of fair value. For non-observable market values, fair value has been determined using acceptable valuation methods. The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The Company's estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. The results of operations for businesses acquired are included in the financial statements from the acquisition date. Acquisition-related expenses and post-acquisition restructuring costs are recognized separately from the business combination and are expensed as incurred.

Goodwill and Other Long-Lived Assets

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of businesses acquired in a business combination. Goodwill amounts are not amortized. Goodwill is tested for impairment annually on the first day of the fourth quarter of each fiscal year, or whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. The Company operates as a single operating segment.

Management has the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the Company's reporting unit is less than the carrying amount, including goodwill. The Company also has the option, which the Company has elected, to bypass the qualitative assessment, and perform the quantitative assessment. The quantitative assessment involves comparing the fair value of the reporting unit to its carrying value, including goodwill. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit. No goodwill impairments were recorded during the years presented based on the assessments performed.

Long-lived assets, such as property and equipment and finite-lived intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount exceeds the undiscounted cash flows, the assets are determined to be impaired and an impairment charge is recognized as the amount by which the carrying amount exceeds its fair value. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives.

Operating Leases and Incremental Borrowing Rate

The Company leases office space under operating leases with expiration dates through 2029. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. Lease liabilities are measured based on the present value of the total lease payments not yet paid, discounted based on the more readily determinable of either the rate implicit in the lease or the incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. Lease liabilities due within twelve months are included within accrued expenses and other current liabilities on the consolidated balance sheet. The estimation of the incremental borrowing rate is based on an estimate of the Company's unsecured borrowing rate, adjusted for tenor and collateralized security features. Right-of-use assets are measured based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs incurred and (iii) tenant incentives received, incurred or payable under the lease. Recognition of rent expense begins when the lessor makes the underlying asset available to the Company. The Company does not assume renewals or early terminations of its leases unless it is reasonably certain to exercise these options at commencement and does not allocate consideration between lease and non-lease components.

For leases with a lease term of 12 months or less ("short-term leases"), rent expense is recorded in the consolidated statements of operations on a straight-line basis over the lease term and records variable lease payments as incurred.

Loss Contingencies

The Company is periodically involved in various legal claims and proceedings. The Company routinely reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any matter is considered probable and the amount can be reasonably estimated, the Company records a liability for the estimated loss. If either or both of the criteria for recording the liability are not met, the Company assesses whether there is at least a reasonable possibility that a loss, or additional losses, may have been incurred. If there is a reasonable possibility that a loss may have been incurred, the Company discloses the estimate of the amount of loss or range of loss, discloses that the amount is immaterial, or discloses that an estimate of loss cannot be made, as applicable. Because of inherent uncertainties related to these legal matters, the Company bases its loss accruals on the best information available at the time. As additional information becomes available, the Company reassesses its potential liability and may review its estimates. Actual outcomes of these legal and regulatory proceedings may differ materially from the Company's estimates.

Concentrations of Risk

Financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company's short-term investments are primarily intended to facilitate liquidity and capital preservation and consist predominately of highly liquid investment-grade fixed-income securities, diversified among industries and individual issuers. The Company's policy is designed to limit exposure from any particular issuer or institution.

Credit risk arising from accounts receivable is mitigated due to the large number of customers and their dispersion across various industries and geographies. For the periods presented, there were no customers that represented more than 10% of the Company's accounts receivable balance or total revenue.

The Company serves customers and users from data center facilities located across various different physical locations, such as the U.S., Europe and Asia-Pacific, most of which are operated by a single third party. The Company has disaster recovery protocols at the third-party service providers. Even with these procedures for disaster recovery in place, access to the Company's service could be significantly interrupted, resulting in an adverse effect on its operating results and financial condition.

Net Loss per Share

The Company computes basic and diluted net loss per share attributable to common stockholders for Class A and Class B common stock using the two-class method required for participating securities. Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss

attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders is computed by giving effect to all potential shares of common stock, including shares underlying convertible senior notes and warrants, unvested RSUs, outstanding stock options, unvested common stock and restricted stock issued in connection with certain business combinations, and ESPP obligations, to the extent they are dilutive. As the Company has reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

The rights of the holders of the Company's Class A and Class B common stock are identical, except with respect to voting and conversion rights. See Note 14 to our consolidated financial statements "Net Loss Per Share" for additional information.

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued guidance which requires disclosure of incremental segment information on an annual and interim basis. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this Accounting Standards Update ("ASU"), and intends to adopt this guidance in fiscal 2025.

In December 2023, the FASB issued guidance to provide disaggregated income tax disclosures on the rate reconciliation and income taxes paid. This guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this ASU.

3. Restructuring and Other Charges

During the third quarter of fiscal 2023, the Company announced a real estate optimization plan which provided for closing duplicative sites and decommissioning underutilized offices and floors. The Company recognized non-cash lease impairment charges of $14 million in fiscal 2023. In fiscal 2024, the Company recognized an additional $28 million of non-cash lease impairment charges as a result of the real estate optimization plan. The non-cash lease impairment charges represent the amount that the carrying value of the asset groups exceeded their estimated fair values. The asset groups primarily include operating lease right-of-use assets, leasehold improvements, and related property and equipment. To estimate the fair value of the asset group, the Company utilized a discounted cash flow approach using market participant assumptions of the expected cash flows and discount rate.

During the fourth quarter of fiscal 2023, the Company approved a restructuring plan (the "2023 Restructuring Plan") intended to reduce operating expenses and improve profitability. The 2023 Restructuring Plan involved a reduction of the Company's workforce by approximately 300 full-time employees. The 2023 Restructuring Plan was substantially complete by the first quarter of fiscal 2024 and the Company recognized aggregate restructuring costs of $15 million in the fourth quarter of fiscal 2023.

During the fourth quarter of fiscal 2024, the Company approved a restructuring plan (the "2024 Restructuring Plan") intended to improve operating efficiencies and profitability. The 2024 Restructuring Plan involves a reduction of the Company's workforce by approximately 400 full-time employees. The 2024 Restructuring Plan is expected to be substantially complete by the first quarter of fiscal 2025. Aggregate restructuring costs associated with the 2024 Restructuring Plan are estimated to be approximately $24 million. The charges that the Company expects to incur throughout the completion of the 2024 Restructuring Plan are subject to a number of factors and assumptions, including local law requirements in various jurisdictions, and the actual remaining expenses may differ from the original estimates.

Separate from the 2024 Restructuring Plan, the Company recognized $4 million of severance and termination benefit costs related to an insignificant workforce reduction in fiscal 2024.

The following table summarizes the Company's restructuring and other charges during fiscal 2024 and 2023:

	Year Ended January 31,		
	2024		**2023**
	(dollars in millions)		
Severance and termination benefit costs	$ 28	$	15
Lease impairment charges	28		14
Total	$ 56	$	29

The following table summarizes the Company's restructuring liability that is included in Accrued expenses and other current liabilities on the consolidated balance sheets:

	Severance and termination benefit costs
	(dollars in millions)
Balance as of January 31, 2022	$ —
Restructuring charges	15
Cash payments	—
Balance as of January 31, 2023	15
Restructuring charges	28
Cash payments	(19)
Balance as of January 31, 2024	$ 24

4. Cash Equivalents and Investments

Cash Equivalents and Short-term Investments

Financial assets are measured at fair value each reporting period using a fair value hierarchy that prioritizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Three levels of inputs may be used to measure as follows:

- **Level 1 —** Valuations based on observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

- **Level 2 —** Valuations based on other inputs that are directly or indirectly observable in the marketplace.

- **Level 3 —** Valuations based on unobservable inputs that are supported by little or no market activity.

The following tables present the amortized cost, unrealized gain (loss) and estimated fair value of cash equivalents and short-term investments:

	As of January 31, 2024			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
	(dollars in millions)			
Level 1:				
Cash equivalents:				
Money market funds	$ 151	$ —	$ —	$ 151
Total cash equivalents	151	—	—	151
Level 2:				
Short-term investments (Available-for-sale):				
U.S. treasury securities	1,782	3	(1)	1,784
Corporate debt securities	43	—	—	43
Certificates of deposit	41	—	—	41
Total short-term investments	1,866	3	(1)	1,868
Total	$ 2,017	$ 3	$ (1)	$ 2,019

	As of January 31, 2023			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
	(dollars in millions)			
Level 1:				
Cash equivalents:				
Money market funds	$ 133	$ —	$ —	$ 133
Total cash equivalents	133	—	—	133
Level 2:				
Short-term investments (Available-for-sale):				
U.S. treasury securities	2,207	—	(22)	2,185
Corporate debt securities	133	—	(2)	131
Total short-term investments	2,340	—	(24)	2,316
Total	$ 2,473	$ —	$ (24)	$ 2,449

The following table presents the contractual maturities of the Company's short-term investments:

	As of January 31, 2024	
	Amortized Cost	Estimated Fair Value
	(dollars in millions)	
Due within one year	$ 1,352	$ 1,352
Due between one to five years	514	516
Total	$ 1,866	$ 1,868

Interest receivable of $20 million and $10 million is included in Prepaid expenses and other current assets on the consolidated balance sheets as of January 31, 2024 and 2023, respectively.

The Company had 41 and 159 short-term investments in unrealized loss positions as of January 31, 2024 and 2023, respectively.

For available-for-sale debt securities that have unrealized losses, the Company evaluates whether (i) the Company has the intention to sell any of these investments, (ii) it is not more likely than not that the Company will be required to sell any of these available-for-sale debt securities before recovery of the entire amortized cost basis

and (iii) the decline in the fair value of the investment is due to credit or non-credit related factors. There were no material credit or non-credit related impairments for short-term investments as of January 31, 2024 and 2023.

Strategic Investments

Strategic investments primarily include equity investments in privately-held companies, which do not have a readily determinable fair value. As of January 31, 2024 and 2023, the balance of strategic investments was $26 million and $25 million, respectively.

5. Goodwill and Intangible Assets, net

Goodwill

As of January 31, 2024 and 2023, goodwill was $5,406 million and $5,400 million, respectively. No goodwill impairments were recorded during fiscal 2024, 2023 and 2022.

Intangible Assets, net

Intangible assets consisted of the following:

	As of January 31, 2024		
	Gross	Accumulated Amortization	Net
	(dollars in millions)		
Capitalized internal-use software costs	$ 48	$ (17)	$ 31
Purchased developed technology	220	(134)	86
Customer relationships	116	(62)	54
Trade name	21	(12)	9
Other	4	(2)	2
	$ 409	$ (227)	$ 182

	As of January 31, 2023		
	Gross	Accumulated Amortization	Net
	(dollars in millions)		
Capitalized internal-use software costs	$ 48	$ (28)	$ 20
Purchased developed technology	220	(93)	127
Customer relationships	141	(62)	79
Trade name	21	(7)	14
Other	1	—	1
	$ 431	$ (190)	$ 241

The weighted-average remaining useful lives of the Company's acquired intangible assets are as follows:

	Weighted-Average Remaining Useful Life As of January 31,	
	2024	2023
Purchased developed technology	2.2 years	3.0 years
Customer relationships	2.5 years	3.4 years
Trade name	2.3 years	3.3 years

As of January 31, 2024, estimated remaining amortization expense for the intangible assets by fiscal year was as follows:

	Remaining Amortization
	(dollars in millions)
2025	$ 79
2026	72
2027	27
2028	4
Thereafter	—
Total	$ 182

Amortization expense of intangible assets was $87 million, $93 million and $69 million in fiscal 2024, 2023 and 2022, respectively.

6. Balance Sheet Components

Property and Equipment, net

Property and equipment consisted of the following:

	As of January 31,	
	2024	2023
	(dollars in millions)	
Furniture and fixtures	$ 18	$ 19
Leasehold improvements	92	88
Property and equipment, gross	110	107
Less accumulated depreciation	(62)	(48)
Property and equipment, net	$ 48	$ 59

Depreciation expense was $12 million in fiscal 2024, 2023 and 2022.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of January 31,	
	2024	2023
	(dollars in millions)	
Accrued expenses	$ 48	$ 52
Accrued taxes payable	4	5
Operating lease liabilities	31	32
Accrued restructuring	24	15
Other	8	8
Accrued expenses and other current liabilities	$ 115	$ 112

Other Liabilities, Noncurrent

Other liabilities, noncurrent consisted of the following:

	As of January 31,	
	2024	2023
	(dollars in millions)	
Deferred tax liabilities	$ 16	$ 12
Other	14	11
Other liabilities, noncurrent	$ 30	$ 23

7. Deferred Revenue and Performance Obligations

Deferred Revenue

Deferred revenue, which is a contract liability, consists primarily of payments received and accounts receivable recorded in advance of revenue recognition under the Company's contracts with customers and is recognized as the revenue recognition criteria are met.

Subscription revenue recognized during fiscal 2024 and 2023 included $1,229 million and $952 million, respectively, from deferred revenue balances at the beginning of the respective periods. Professional services and other revenue recognized in fiscal 2024 and 2023 from deferred revenue balances at the beginning of the respective periods was $10 million and $14 million, respectively.

Transaction Price Allocated to the Remaining Performance Obligations

Transaction price allocated to the remaining performance obligations represents all future, non-cancelable contracted revenue that has not yet been recognized, inclusive of deferred revenue that has been invoiced and non-cancelable amounts that will be invoiced and recognized as revenue in future periods.

Total remaining non-cancelable performance obligations under subscription contracts with customers was approximately $3,385 million as of January 31, 2024. Of this amount, the Company expects to recognize revenue of approximately $1,952 million, or 58%, over the next 12 months, with the balance to be recognized as revenue thereafter. Remaining performance obligations for professional services and other contracts as of January 31, 2024 were not material.

8. Convertible Senior Notes, Net

Convertible Senior Notes

The 2025 Notes and 2026 Notes are recorded at face value less unamortized debt issuance costs.

During fiscal 2024, the Company repurchased $508 million principal amount of the 2025 Notes for $462 million in cash and $542 million principal amount of the 2026 Notes for $475 million in cash, resulting in an aggregate gain on early extinguishment of debt of $106 million.

2025 Convertible Senior Notes

The 2025 Notes are senior, unsecured obligations of the Company, and bear interest at a fixed rate of 0.125% per year. Interest is payable in cash semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2020. The 2025 Notes mature on September 1, 2025 unless earlier redeemed, repurchased or converted.

The terms of the 2025 Notes are governed by an Indenture by and between the Company and Wilmington Trust, National Association, as Trustee (the "2025 Indenture"). Upon conversion, the 2025 Notes may be settled in cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, at the Company's election.

The 2025 Notes are convertible at an initial conversion rate of 5.2991 shares of Class A common stock per $1,000 principal amount of the 2025 Notes, which is equal to an initial conversion price of approximately $188.71 per share of Class A common stock, subject to adjustment under certain circumstances in accordance with the terms of the 2025 Indenture. Prior to the close of business on the business day immediately preceding June 1, 2025, holders of the 2025 Notes may convert all or a portion of their 2025 Notes only in multiples of $1,000 principal amount, under the following circumstances:

- during any fiscal quarter commencing after the fiscal quarter ending on January 31, 2020 (and only during such fiscal quarter), if the last reported sale price of Class A common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price of the 2025 Notes on each applicable trading day;

- during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the 2025 Notes for each trading day of that five consecutive trading day period was less than 98% of the product of the last reported sale price of Class A common stock and the conversion rate on such trading day;

- if the Company calls the notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

- upon the occurrence of specified corporate events, as described in the 2025 Indenture.

On or after June 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their 2025 Notes regardless of the foregoing circumstances. During the three months ended January 31, 2024, the conditions allowing holders of the 2025 Notes to convert during the three months ending April 30, 2024 were not met, and as a result, the 2025 Notes were classified as noncurrent liabilities as of January 31, 2024.

The Company may redeem for cash all or any portion of the 2025 Notes, at its option, on or after September 6, 2022, if the last reported sale price of the Company's Class A common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on and including the trading day preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the 2025 Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Holders of the 2025 Notes who convert their 2025 Notes in connection with certain corporate events that constitute a make-whole fundamental change (as defined in the 2025 Indenture) or in connection with the Company's issuance of a redemption notice are, under certain circumstances, entitled to an increase in the conversion rate. Additionally, in the event of a corporate event that constitutes a fundamental change (as defined in the 2025 Indenture), holders of the 2025 Notes may require the Company to repurchase all or a portion of their 2025 Notes at a price equal to 100% of the principal amount of the 2025 Notes being repurchased, plus any accrued and unpaid interest.

During fiscal 2024 and 2023, the effective interest rate on the 2025 Notes was 0.43%. During fiscal 2022, prior to the adoption of ASU No. 2020-06, the effective interest rate on the liability component of the 2025 Notes was 4.10%. The following table sets forth total interest expense recognized related to the 2025 Notes:

	Year Ended January 31,		
	2024	2023	2022
	(dollars in millions)		
Contractual interest expense	$ 1	$ 1	$ 1
Amortization of debt issuance costs	2	3	2
Amortization of debt discount[1]	—	—	36
Total	$ 3	$ 4	$ 39

[1] Not applicable subsequent to the adoption of ASU No. 2020-06.

The net carrying amount of the 2025 Notes consisted of the following:

	As of January 31, 2024	As of January 31, 2023
	(dollars in millions)	
Principal	$ 552	$ 1,060
Less: unamortized debt issuance costs and debt discount	(3)	(8)
Net carrying amount	$ 549	$ 1,052

2025 Capped Calls

In connection with the pricing of the 2025 Notes, the Company entered into capped call transactions with respect to its Class A common stock. The 2025 Capped Calls are purchased call options that give the Company the option to purchase approximately 6 million shares, subject to anti-dilution adjustments substantially identical to those in the 2025 Notes, of its Class A common stock for approximately $188.71 per share (subject to adjustment), corresponding to the approximate initial conversion price of the 2025 Notes, exercisable upon conversion of the 2025 Notes. The 2025 Capped Calls have initial cap prices of $255.88 per share (subject to adjustment) and will expire in 2025, if not exercised earlier. The 2025 Capped Calls are intended to offset potential dilution to the Company's Class A common stock and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount upon any conversion of the 2025 Notes under certain circumstances. The 2025 Capped Calls are separate transactions and are not part of the terms of the 2025 Notes. The 2025 Capped Calls meet the criteria for classification as equity and, as such, are not remeasured each reporting period.

2026 Convertible Senior Notes

The 2026 Notes are senior, unsecured obligations of the Company, and bear interest at a fixed rate of 0.375% per year. Interest is payable in cash semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2020. The 2026 Notes mature on June 15, 2026 unless earlier redeemed, repurchased or converted.

The terms of the 2026 Notes are governed by an Indenture by and between the Company and Wilmington Trust, National Association, as Trustee (the "2026 Indenture"). Upon conversion, the 2026 Notes may be settled in cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, at the Company's election.

The 2026 Notes are convertible at an initial conversion rate of 4.1912 shares of Class A common stock per $1,000 principal amount of the 2026 Notes, which is equal to an initial conversion price of approximately $238.60 per share of Class A common stock, subject to adjustment under certain circumstances in accordance with the terms of the 2026 Indenture. Prior to the close of business on the business day immediately preceding March 15, 2026, holders of the 2026 Notes may convert all or a portion of their 2026 Notes only in multiples of $1,000 principal amount, under the following circumstances:

- during any fiscal quarter commencing after the fiscal quarter ending on October 31, 2020 (and only during such fiscal quarter), if the last reported sale price of the Company's Class A common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price of the 2026 Notes on each applicable trading day;

- during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the 2026 Notes for each trading day of that five consecutive trading day period was less than 98% of the product of the last reported sale price of the Company's Class A common stock and the conversion rate on such trading day;

- if the Company calls the notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

- upon the occurrence of specified corporate events, as described in the 2026 Indenture.

On or after March 15, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their 2026 Notes regardless of the foregoing circumstances. During the three months ended January 31, 2024, the conditions allowing holders of the 2026 Notes to convert during the three months ending April 30, 2024 were not met, and as a result, the 2026 Notes were classified as noncurrent liabilities as of January 31, 2024.

The Company may redeem for cash all or any portion of the 2026 Notes, at its option, on or after June 20, 2023, if the last reported sale price of the Company's Class A common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides notice of redemption, during any 30 consecutive trading day period ending on and including the trading day preceding the date on which the Company provides

notice of redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Holders of the 2026 Notes who convert their 2026 Notes in connection with certain corporate events that constitute a make-whole fundamental change (as defined in the 2026 Indenture) or in connection with the Company's issuance of a redemption notice are, under certain circumstances, entitled to an increase in the conversion rate. Additionally, in the event of a corporate event that constitutes a fundamental change (as defined in the 2026 Indenture), holders of the 2026 Notes may require the Company to repurchase all or a portion of their 2026 Notes at a price equal to 100% of the principal amount of the 2026 Notes being repurchased, plus any accrued and unpaid interest.

During fiscal 2024 and 2023, the effective interest rate on the 2026 Notes was 0.60%. During fiscal 2022, prior to the adoption of ASU No. 2020-06, the effective interest rate on the liability component of the 2026 Notes was 5.75%. The following table sets forth total interest expense recognized related to the 2026 Notes:

	Year Ended January 31,		
	2024	2023	2022
	(dollars in millions)		
Contractual interest expense	$ 4	$ 4	$ 4
Amortization of debt issuance costs	1	3	1
Amortization of debt discount[1]	—	—	46
Total	$ 5	$ 7	$ 51

[1] Not applicable subsequent to the adoption of ASU No. 2020-06.

The net carrying amount of the 2026 Notes consisted of the following:

	As of January 31, 2024	As of January 31, 2023
	(dollars in millions)	
Principal	$ 608	$ 1,150
Less: unamortized debt issuance costs and debt discount	(3)	(9)
Net carrying amount	$ 605	$ 1,141

2026 Capped Calls

In connection with the pricing of the 2026 Notes, the Company entered into capped call transactions with respect to its Class A common stock. The 2026 Capped Calls are purchased call options that give the Company the option to purchase approximately 5 million shares, subject to anti-dilution adjustments substantially identical to those in the 2026 Notes, of its Class A common stock for approximately $238.60 per share (subject to adjustment), corresponding to the approximate initial conversion price of the 2026 Notes, exercisable upon conversion of the 2026 Notes. The 2026 Capped Calls have initial cap prices of $360.14 per share (subject to adjustment) and will expire in 2026, if not exercised earlier. The 2026 Capped Calls are intended to offset potential dilution to the Company's Class A common stock and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount upon any conversion of the 2026 Notes under certain circumstances. The 2026 Capped Calls are separate transactions and are not part of the terms of the 2026 Notes. The 2026 Capped Calls meet the criteria for classification as equity and, as such, are not remeasured each reporting period.

Fair Value Measurements

The following table presents the principal amounts and estimated fair values of financial instruments that are not recorded at fair value on the consolidated balance sheets:

	As of January 31, 2024	
	Principal Amount	Estimated Fair Value
	(dollars in millions)	
2025 convertible senior notes	$ 552	$ 514
2026 convertible senior notes	$ 608	$ 541

The estimated fair values of the Notes, which are Level 2 financial instruments, were determined based on the quoted bid prices of the Notes in an over-the-counter market on the last trading day of the reporting period.

Warrants

In February 2018, the Company sold net-share-settled (or, at the Company's election subject to certain conditions, cash-settled) warrants (the "Warrants") to acquire shares of the Company's Class A common stock at an initial exercise price of approximately $68.06 per share. The Warrants were exercisable over 80 scheduled trading days beginning on May 15, 2023. The Company elected to cash settle the Warrants. During fiscal 2024, the Company settled Warrants corresponding to approximately 1.0 million shares for total cash payments of $7 million. As of January 31, 2024, no Warrants remained outstanding.

9. Leases

The Company has entered into various non-cancelable office space operating leases with original lease periods expiring between 2024 and 2029. These leases do not contain material variable rent payments, residual value guarantees, financial covenants or other restrictions. The Company's corporate headquarters lease in San Francisco has a 10-year term, which expires in October 2028. The Company is entitled to two five-year options to extend this lease, subject to certain requirements.

Operating lease costs were as follows:

| | Year Ended January 31, | | |
	2024	2023	2022
	(dollars in millions)		
Operating lease costs[1]	$ 34	$ 40	$ 38

[1] Amounts are presented exclusive of sublease income and include short-term leases, which are immaterial.

The weighted-average remaining term of operating leases was 4.5 years and 5.1 years as of January 31, 2024 and January 31, 2023, respectively, and the weighted-average discount rate used to measure the present value of the operating lease liabilities was 5.5% and 5.3% as of January 31, 2024 and January 31, 2023, respectively.

Maturities of operating lease liabilities, which do not include short-term leases, were as follows:

Fiscal Year Ending January 31:	As of January 31, 2024
	(dollars in millions)
2025	$ 37
2026	33
2027	33
2028	33
2029	25
Total lease payments	161
Less imputed interest	(19)
Total operating lease liabilities	$ 142

Cash payments made related to operating lease liabilities were $47 million and $44 million in fiscal 2024 and 2023, respectively.

10. Commitments and Contingencies

Letters of Credit

In conjunction with the execution of certain office space operating leases, letters of credit in the aggregate amount of $7 million and $6 million were issued and outstanding as of January 31, 2024 and January 31, 2023, respectively. No draws have been made under such letters of credit.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings.

On May 20, 2022, a purported shareholder filed a putative class action lawsuit in the United States District Court for the Northern District of California against the Company and certain of its executive officers, captioned *In re Okta, Inc. Securities Litigation*, No. 3:22-cv-02990. The lawsuit asserts claims under Sections 10(b) and 20(a) of the Exchange Act, alleging that the defendants made false or misleading statements or omissions concerning the Company's cybersecurity controls, vulnerability to data breaches, and the Company's integration of Auth0. The lawsuit seeks an order certifying the lawsuit as a class action and unspecified damages. The defendants moved to dismiss the amended complaint. On March 31, 2023, the court issued an order granting in part and denying in part the motion to dismiss. The court dismissed in full the claims based on the plaintiff's allegations related to the Company's cybersecurity controls and vulnerability to data breaches, and dismissed in part and denied in part the claims based on allegations related to the Auth0 integration. On November 1, 2023, the plaintiffs filed a motion for class certification, on January 17, 2024, the defendants filed a notice of non-opposition to the motion, and on February 5, 2024, the court granted the motion. The court has not otherwise issued a scheduling order, and discovery is proceeding.

Additionally, two purported shareholders filed derivative lawsuits on behalf of the Company in the United States District Court for the Northern District of California against certain of its current and former executive officers and directors, captioned *O'Dell v. McKinnon et al.*, No. 3:22-cv-07480 (filed Nov. 28, 2022), and *LR Trust v. McKinnon et al.*, No. 3:22-cv-08627 (filed Dec. 13, 2022). The lawsuits allege, among other things, that the defendants breached their fiduciary duties by making false or misleading statements or omissions concerning the Company's cybersecurity controls, vulnerability to data breaches, and the Company's integration of Auth0. The lawsuits seek orders permitting the plaintiffs to maintain the actions derivatively on behalf of the Company, awarding unspecified damages allegedly sustained by the Company, awarding restitution from the individual defendants, and requiring the Company to make certain reforms to its corporate governance and controls. On February 22, 2023, the court entered a stipulated order consolidating the derivative actions, appointing co-lead counsel for plaintiffs, and staying the consolidated derivative actions during the pendency of the motion to dismiss in the securities class action lawsuit. The consolidated derivative action is captioned *In re Okta, Inc. Stockholder Derivative Litigation*, No. 3:22-cv-07480. On May 9, 2023, the court entered a stipulated order continuing the stay through the close of discovery in the securities class action lawsuit.

On April 14, 2023, another shareholder filed a substantially similar derivative lawsuit in the United States District Court for the District of Delaware against certain of the Company's current and former executive officers and directors, captioned *Buono v. McKinnon et al.*, No. 1:23-cv-00413. On May 31, 2023, the court entered a stipulated order whereby the defendants agreed to accept service and stay the derivative action through the close of discovery in the securities class action lawsuit.

On January 25, 2024, another shareholder filed a substantially similar derivative lawsuit in the United States District Court for the District of Delaware against certain of the Company's current and former executive officers and directors, captioned *Nasr v. McKinnon, et al.*, No. 1:24-cv-00106.

The Company is defending these lawsuits vigorously. At this time, the Company is unable to predict the outcome or estimate the amount of loss or range of losses that could potentially result from these lawsuits.

Warranties and Indemnification

The Company's subscription services are generally warranted to perform materially in accordance with the Company's online help documentation under normal use and circumstances. Additionally, the Company's arrangements generally include provisions for indemnifying customers against liabilities if its subscription services

infringe a third party's intellectual property rights. Furthermore, the Company may also incur liabilities if it breaches the security or confidentiality obligations in its arrangements. To date, the Company has not incurred significant costs and has not accrued any material liabilities in the accompanying consolidated financial statements as a result of these obligations.

The Company has entered into service-level agreements with a majority of its customers defining levels of uptime reliability and performance and permitting certain customers to receive credits for paid amounts related to subscription services when the Company fails to meet the defined levels of uptime. In very limited instances, the Company allows customers to early terminate their agreements in the event that the Company fails to meet those levels as they may constitute a breach of contract. If the customer did terminate, they would receive a refund of prepaid unused subscription fees. To date, the Company has not experienced any significant failures to meet defined levels of uptime reliability and performance as a result of those agreements and, as a result, the Company has not incurred significant costs and has not accrued any material liabilities in the accompanying consolidated financial statements as a result of these warranties.

Agreements with customers and other third parties may include indemnification or other provisions under which the Company agrees to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from the use of the Company's platform or other acts or omissions. The Company cannot reasonably estimate potential payment obligations as a result of indemnification claims because it cannot predict when and under what circumstances they may be incurred. As a result, no material liabilities have been recognized in the accompanying consolidated financial statements related to these indemnification obligations.

11. Common Stock and Stockholders' Equity

Common Stock

Holders of Class A and Class B common stock are entitled to one vote per share and ten votes per share, respectively, and the shares of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Shares of Class B common stock may be converted into Class A common stock at any time at the option of the stockholder on a one-for-one basis, and are automatically converted into Class A common stock upon sale or transfer, subject to certain limited exceptions. Shares of Class A common stock are not convertible.

As of January 31, 2024, shares of common stock reserved for future issuance were as follows:

	As of January 31, 2024
	(shares in thousands)
Options and unvested RSUs outstanding	14,118
Available for future stock option and RSU grants	29,868
Available for ESPP	7,651
	51,637

Awards Issued as Charitable Contributions

During fiscal 2024, 2023 and 2022, the Company issued 75,000, 41,250 and 30,000 shares, respectively, of Class A common stock as charitable contributions and recognized $6 million, $4 million and $7 million, respectively, as general and administrative expense in the consolidated statements of operations.

12. Employee Incentive Plans

Equity Incentive Plans

The Company has two equity incentive plans: the 2009 Stock Plan ("2009 Plan") and the 2017 Equity Incentive Plan ("2017 Plan"). All shares that remain available for future grants are under the 2017 Plan. As of January 31, 2024, options to purchase 1,013,961 shares of Class A common stock and 4,024,169 shares of Class B common stock remained outstanding.

The Company's equity incentive plans provide for granting stock options, RSUs, restricted stock awards to employees, consultants, officers and directors and RSUs with market-based vesting conditions to certain executives. In addition, the Company offers an ESPP to eligible employees.

Stock-based compensation expense by award type was as follows:

	Year Ended January 31,		
	2024	2023	2022
	(dollars in millions)		
Stock options	$ 45	$ 82	$ 132
RSUs	502	464	335
ESPP	26	19	15
Restricted stock awards	111	112	84
Total	$ 684	$ 677	$ 566

Stock-based compensation expense was recorded in the following cost and expense categories in the consolidated statements of operations:

	Year Ended January 31,		
	2024	2023	2022
	(dollars in millions)		
Cost of revenue:			
Subscription	$ 75	$ 69	$ 49
Professional services and other	15	14	12
Research and development	277	275	193
Sales and marketing	156	159	136
General and administrative	161	160	176
Total	$ 684	$ 677	$ 566

Stock Options

Options issued under the Plan generally are exercisable for periods not to exceed ten years and generally vest over four years with 25% vesting after one year and with the remainder vesting monthly thereafter in equal installments. Shares offered under the Plan may be: (i) authorized but unissued shares or (ii) treasury shares.

A summary of stock option activity and related information was as follows:

	Number of Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 31, 2023	6,353	$ 43.92	4.3	$ 331
Exercised	(879)	17.04		
Expired	(211)	233.57		
Forfeited	(225)	226.21		
Outstanding as of January 31, 2024	5,038	$ 32.54	3.1	$ 320
As of January 31, 2024				
Vested and expected to vest	5,038	$ 32.54	3.1	$ 320
Vested and exercisable	4,928	$ 29.12	3.0	$ 318

No options were granted during fiscal 2024 and 2023. The weighted-average grant-date fair value of options granted was $211.58 during fiscal 2022. The total grant-date fair value of stock options vested was $48 million, $104 million and $314 million during fiscal 2024, 2023 and 2022, respectively. The intrinsic value of the options exercised, which represents the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of each option, was $57 million, $108 million and $545 million during fiscal 2024, 2023 and 2022, respectively.

As of January 31, 2024 and January 31, 2023, there was a total of $16 million and $90 million, respectively, of unrecognized stock-based compensation expense related to options, which is being recognized over a weighted-average period of 0.9 years.

Restricted Stock Units

A summary of RSU activity (inclusive of market-based RSUs) and related information was as follows:

	Number of RSUs (in thousands)	Weighted-Average Grant Date Fair Value Per Share
Outstanding as of January 31, 2023	9,375	$ 143.77
Granted	5,644	81.80
Vested	(4,107)	133.88
Forfeited	(1,832)	137.28
Outstanding as of January 31, 2024	9,080	$ 111.03

The Company granted 5,644,041 RSUs with an aggregate fair value of $462 million during fiscal 2024. As of January 31, 2024 and 2023, there was a total of $898 million and $1,200 million, respectively, of unrecognized stock-based compensation expense related to unvested RSUs, which is being recognized over a weighted-average period of 2.2 years, based on vesting under the award service conditions. The total fair value of RSUs vested during fiscal 2024, 2023 and 2022 was $335 million, $229 million and $531 million, respectively.

Market-based Restricted Stock Units

In March 2022, the Company granted market-based RSUs to certain members of management. The target number of market-based RSUs granted was 58,150. One-third of these market-based RSUs vest over each of a one-, two- and three-year performance period, each starting on February 1, 2022. The number of shares that can be earned ranges from 0% to 200% of the target number of shares based on the relative performance of the per share price of the Company's common stock as compared to the Nasdaq Composite Index over the respective performance periods and subject to continuous employment through the vesting dates. The $244.73 average grant date fair value per target market-based RSU was determined using a Monte Carlo simulation approach. Compensation expense for awards with market conditions is recognized over the service period using the accelerated attribution method and is not reversed if the market condition is not met.

In March 2023, the Company granted market-based RSUs to certain members of management. The target number of market-based RSUs granted was 192,843. One-third of these market-based RSUs vest over each of a one-, two- and three-year performance period, each starting on February 1, 2023. The number of shares that can be earned ranges from 0% to 200% of the target number of shares based on the relative performance of the per share price of the Company's common stock as compared to the Nasdaq Composite Index over the respective performance periods and subject to continuous employment through the vesting dates. The $149.78 average grant date fair value per target market-based RSU was determined using a Monte Carlo simulation approach. Compensation expense for awards with market conditions is recognized over the service period using the accelerated attribution method and is not reversed if the market condition is not met.

Restricted Stock Awards Issued in Connection with Business Combinations

In fiscal 2022, the Company entered into revesting agreements with the founders of the acquired businesses pursuant to which 1,269,008 restricted shares of Okta's Class A common stock with a weighted-average fair value per share of $268.98 issued as of the respective closing dates will vest over 3 years.

In connection with the business combinations, as of January 31, 2024, there was $29 million of unrecognized stock-based compensation expense related to unvested restricted shares, which is being recognized over a weighted-average period of 0.3 years based on vesting under the award service conditions.

Employee Stock Purchase Plan

The ESPP provides for 12-month offering periods beginning June 21 and December 21 of each year, and each offering period consists of up to two six-month purchase periods. The ESPP contains a reset provision under which the offering period resets if the fair market value of the Company's common stock on the purchase date is less than the fair market value on the offering date.

The Company estimated the fair value of ESPP purchase rights using a Black-Scholes option pricing model with the following assumptions:

	Year Ended January 31,		
	2024	**2023**	**2022**
Expected volatility	46% - 74%	63% - 90%	44% - 48%
Expected term (in years)	0.5 - 1.0	0.5 - 1.0	0.5 - 1.0
Risk-free interest rate	4.84% - 5.41%	2.46% - 4.67%	0.06% - 0.29%
Expected dividend yield	—	—	—

During fiscal 2024, the Company's employees purchased 793,739 shares of its Class A common stock under the ESPP. The shares were purchased at a weighted-average purchase price of $57.84 per share, with proceeds of $46 million. During fiscal 2023, the Company's employees purchased 491,965 shares of its Class A common stock under the ESPP. The shares were purchased at a weighted-average purchase price of $63.97 per share, with proceeds of $31 million.

As of January 31, 2024 and January 31, 2023, there was $16 million and $26 million, respectively, of unrecognized stock-based compensation expense related to the ESPP which is being recognized over a weighted-average vesting period of 0.9 years.

Employee Defined Contribution Plan

The Company has a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code covering eligible employees. A portion of employee contributions are matched up to a fixed maximum dollar amount per year per employee. The Company began matching contributions in fiscal 2023. During fiscal 2024 and 2023, matching contributions related to the plan were $19 million and $21 million, respectively.

13. Income Taxes

The domestic and foreign components of pre-tax loss for fiscal 2024, 2023 and 2022 were as follows:

| | Year Ended January 31, | | |
	2024	2023	2022
	(dollars in millions)		
Domestic	$ (360)	$ (834)	$ (904)
Foreign	23	33	54
Loss before provision for (benefit from) income taxes	$ (337)	$ (801)	$ (850)

The components of the provision for (benefit from) income taxes for fiscal 2024, 2023 and 2022 were as follows:

| | Year Ended January 31, | | |
	2024	2023	2022
	(dollars in millions)		
Current:			
Federal	$ 2	$ —	$ —
State	3	2	—
Foreign	6	5	4
Total current provision for income taxes	11	7	4
Deferred:			
Federal	—	—	(8)
State	—	—	(1)
Foreign	7	7	3
Total deferred provision for (benefit from) income taxes	7	7	(6)
Total provision for (benefit from) income taxes	$ 18	$ 14	$ (2)

For fiscal 2024, income tax expense resulted primarily from income in profitable foreign jurisdictions, federal and state taxes resulting from tax attribution utilization limitations, and the tax impact of shortfalls from stock-based compensation in the United Kingdom. For fiscal 2023, income tax expense resulted primarily from income in profitable foreign jurisdictions, the tax impact of shortfalls from stock-based compensation in the United Kingdom, and state taxes. For fiscal 2022, the income tax benefit resulted from the release of valuation allowance in the United States in connection with acquisitions and excess tax benefits from stock-based compensation in the United Kingdom, offset by income tax expense related to profitable foreign jurisdictions.

The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate for fiscal 2024, 2023 and 2022:

| | Year Ended January 31, | | |
	2024	2023	2022
Tax at federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	4.0	3.6	3.9
Change in valuation allowance	(4.7)	(9.9)	(36.1)
Stock-based compensation	(30.1)	(12.3)	8.4
Research and development credits	5.3	2.6	3.6
Non-deductible expenses	—	(5.4)	—
Other, net	(0.8)	(1.2)	(0.6)
Effective tax rate	(5.3)%	(1.6)%	0.2 %

The Tax Cuts and Jobs Act enacted on December 22, 2017 amended Internal Revenue Code Section 174 to require that specific research and experimental ("R&E") expenditures be capitalized and amortized over five years (U.S. R&E) or fifteen years (non-U.S. R&E) beginning in fiscal 2023. As a result, for fiscal 2024 and 2023, the

Company disavowed certain tax deductions, which resulted in the utilization of federal and state tax attributes to offset this impact.

The tax effects of temporary differences and related deferred tax assets and liabilities as of January 31, 2024 and 2023 were as follows:

	As of January 31,	
	2024	**2023**
	(dollars in millions)	
Deferred tax assets:		
Net operating loss carryforwards	$ 716	$ 817
Capitalized research expenditures	268	189
Stock-based compensation	41	52
Operating lease liabilities	36	43
Other reserves and accruals	21	31
Research and development and other credits	125	113
Total deferred tax assets	1,207	1,245
Valuation allowance	(1,087)	(1,078)
Total deferred tax assets, net	120	167
Deferred tax liabilities:		
Deferred commissions	(67)	(77)
Other deferred tax liabilities	(5)	(5)
Operating lease right-of-use assets	(21)	(31)
Depreciation and amortization	(35)	(56)
Total deferred tax liabilities	(128)	(169)
Net deferred tax assets (liabilities)	$ (8)	$ (2)

As a result of continuing losses, the Company has determined that it is not more likely than not that it will realize the benefits of its U.S. deferred tax assets and, therefore, the Company has recorded a valuation allowance to reduce the carrying value of the U.S. deferred tax assets, net of U.S. deferred tax liabilities. The U.S. valuation allowance increased by $9 million and $174 million during fiscal 2024 and 2023, respectively.

As of January 31, 2024, the Company had approximately $2,768 million of federal and $2,000 million of state net operating loss carryforwards available to offset future taxable income. If not utilized, the federal and state net operating loss carryforwards will begin to expire in 2036 and 2025, respectively. As of January 31, 2024, the Company had approximately $43 million of UK net operating losses which do not expire.

As of January 31, 2024, the Company had federal research and development tax credit carryforwards of $111 million and California research and development tax credit carryforwards of $73 million. The federal research and development credits will start to expire in 2038 while the California research and development credits do not expire.

The Company's ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restrictions in the event of future ownership changes as defined in Section 382 of the Internal Revenue Code and similar state tax laws.

Accounting guidance for income taxes requires a deferred tax liability to be established for the U.S. tax impact of undistributed earnings of foreign subsidiaries unless it can be shown that these earnings will be permanently reinvested outside the U.S. If the Company repatriated its accumulated foreign earnings, any deferred income taxes for the estimated U.S. income tax, foreign income tax, and applicable withholding taxes on earnings of subsidiaries is insignificant.

A reconciliation of beginning and ending amount of unrecognized tax benefit was as follows:

	Year Ended January 31,		
	2024	**2023**	**2022**
	(dollars in millions)		
Gross amount of unrecognized tax benefits as of the beginning of the year	$ 43	$ 37	$ 22
Additions based on tax positions related to a prior year	—	1	5
Additions based on tax positions related to current year	7	7	10
Reductions based on tax positions taken in a prior year	(1)	(2)	—
Gross amount of unrecognized tax benefits as of the end of the year	$ 49	$ 43	$ 37

The Company is subject to taxation in the U.S. and various other state and foreign jurisdictions. As the Company has net operating loss carryforwards for the U.S. federal and state jurisdictions, the statute of limitations is open for all years. For material foreign jurisdictions, the tax years open to examination include the tax years 2018 and forward.

For all years presented, the Company has an immaterial amount of unrecognized tax benefits that if recognized would impact the effective tax rate. The Company's policy is to include interest and penalties related to unrecognized tax benefits within the provision for income taxes. For all years presented, the Company has not accrued a material amount in interest and penalties related to unrecognized tax benefits. The Company does not have any significant uncertain tax positions as of January 31, 2024 for which it is reasonably possible that the positions will increase or decrease within the next twelve months.

14. Net Loss Per Share

The Company computes net loss per share of common stock in conformity with the two-class method required for participating securities. The following table presents the calculation of basic and diluted net loss per share:

	Year Ended January 31,					
	2024		**2023**		**2022**	
	Class A	**Class B**	**Class A**	**Class B**	**Class A**	**Class B**
	(dollars in millions, shares in thousands, except per share data)					
Numerator:						
Net loss	$ (339)	$ (16)	$ (778)	$ (37)	$ (806)	$ (42)
Denominator:						
Weighted-average shares outstanding, basic and diluted	156,335	7,299	150,891	7,132	140,684	7,352
Net loss per share, basic and diluted	$ (2.17)	$ (2.17)	$ (5.16)	$ (5.16)	$ (5.73)	$ (5.73)

As the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Year Ended January 31,		
	2024	**2023**	**2022**
	(shares in thousands)		
Issued and outstanding stock options	5,038	6,353	7,984
Unvested RSUs issued and outstanding	8,871	9,317	6,226
Unvested market-based RSUs issued and outstanding	435	116	—
Unvested RSAs issued and outstanding	206	627	1,269
Shares committed under the ESPP	629	921	253
Shares related to the 2023 Notes	—	—	356
Shares subject to warrants related to the issuance of the 2023 Notes	—	1,048	1,048
Shares related to the 2025 Notes	2,925	5,617	5,617
Shares related to the 2026 Notes	2,548	4,820	4,820
	20,652	28,819	27,573

15. Geographical Information

Revenue by location is determined by the billing address of the customer. The following table sets forth revenue by geographic area:

	Year Ended January 31,		
	2024	**2023**	**2022**
	(dollars in millions)		
United States	$ 1,783	$ 1,456	$ 1,036
International	480	402	264
Total	$ 2,263	$ 1,858	$ 1,300

Other than the United States, no individual country exceeded 10% of total revenue for fiscal 2024, 2023 and 2022.

Property and equipment by geographic location is based on the location of the legal entity that owns the asset. As of January 31, 2024 and 2023, substantially all of the Company's long-lived assets, which primarily consist of property and equipment and operating lease right-of-use assets, were located in the United States.

16. Subsequent Events

On February 1, 2024, the Company completed its acquisition of Spera. The acquisition of Spera, an identity security platform provider, is expected to broaden the Company's identity threat detection and security posture management capabilities. The Company provided total net consideration, subject to final adjustments, of approximately $80 million consisting of cash and the Company's Class A common stock. An agreed upon amount of consideration was deposited into a third party escrow account to secure the indemnification obligations of the selling stockholders.

Due to the limited amount of time since closing the transaction, the preliminary allocation of the purchase price is not yet complete. The initial, provisional purchase price allocation, subject to measurement period adjustments, will be provided within the Company's Form 10-Q for the first quarter of fiscal 2025.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K.

Based on this evaluation, our management concluded that, as of January 31, 2024, our disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 framework"). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of January 31, 2024. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K, and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended January 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Item 9B. Other Information

On December 14, 2023, Shellye Archambeau, a director of the Company, adopted a Rule 10b5-1 trading arrangement (the "10b5-1 Plan") that is intended to satisfy the affirmative defense of Rule 10b501(c) of the Exchange Act. The 10b5-1 Plan allows for the sale of up to 5,000 shares of our Class A common stock, commencing on March 14, 2024 and continuing until all shares are sold or until June 15, 2024, whichever comes first.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2024 Annual Meeting of Stockholders. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended January 31, 2024.

Code of Conduct

Our board of directors has adopted a code of conduct that applies to all of our employees, officers and directors. The full text of our code of conduct is available on our investor relations website at investor.okta.com under "Corporate Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments to, or waiver from, a provision of our code of conduct by posting such information on the website address and location specified above.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2024 Annual Meeting of Stockholders. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended January 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2024 Annual Meeting of Stockholders. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended January 31, 2024.

Item 13. Certain Relationships and Related Party Transactions, and Director Independence

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2024 Annual Meeting of Stockholders. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended January 31, 2024.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2024 Annual Meeting of Stockholders. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended January 31, 2024.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements

    See Index to Financial Statements under Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

    Schedules not listed above have been omitted because they are not required, not applicable, or the required information is otherwise included.

3. Exhibits

    See the Exhibit Index immediately following the signature page of this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OKTA, INC.

March 1, 2024 /s/ Brett Tighe

Brett Tighe
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Todd McKinnon and Brett Tighe, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with Exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Todd McKinnon Todd McKinnon	Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2024
/s/ Brett Tighe Brett Tighe	Chief Financial Officer (Principal Financial Officer)	March 1, 2024
/s/ Shibu Ninan Shibu Ninan	Chief Accounting Officer (Principal Accounting Officer)	March 1, 2024
/s/ Shellye Archambeau Shellye Archambeau	Director	March 1, 2024
/s/ Emilie Choi Emilie Choi	Director	March 1, 2024
/s/ Robert L. Dixon, Jr. Robert L. Dixon, Jr.	Director	March 1, 2024
/s/ Jeff Epstein Jeff Epstein	Director	March 1, 2024
/s/ Benjamin Horowitz Benjamin Horowitz	Director	March 1, 2024
/s/ J. Frederic Kerrest J. Frederic Kerrest	Director	March 1, 2024
/s/ Rebecca Saeger Rebecca Saeger	Director	March 1, 2024
/s/ Michael Stankey Michael Stankey	Director	March 1, 2024

Exhibit Number	Exhibit Description	Incorporated by Reference from Form
3.1	Amended and Restated Certificate of Incorporation.	Exhibit 3.2 to Form S-1 filed on March 13, 2017
3.2	Amended and Restated Bylaws.	Exhibit 3.4 to Form S-1 filed on March 13, 2017
4.1	Form of Class A Common Stock Certificate.	Exhibit 4.1 to Form S-1 filed on March 13, 2017
4.2	Indenture, dated as of September 9, 2019, between Okta, Inc. and Wilmington Trust, National Association, as trustee.	Exhibit 4.1 to Form 8-K filed on September 10, 2019
4.3	Form of 0.125% Convertible Senior Notes due 2025.	Exhibit 4.1 to Form 8-K filed on September 10, 2019
4.4	Indenture, dated as of June 12, 2020, between Okta, Inc. and Wilmington Trust, National Association, as trustee.	Exhibit 4.1 to Form 8-K filed on June 15, 2020
4.5	Form of 0.375% Convertible Senior Notes due 2026.	Exhibit 4.1 to Form 8-K filed on June 15, 2020
4.6	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.	Exhibit 4.6 to Form 10-K filed on March 6, 2020
10.1#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	Exhibit 10.1 to Form S-1 filed on March 13, 2017
10.2#	Amended and Restated 2009 Stock Plan, as amended, and forms of agreements thereunder.	Exhibit 10.2 to Form S-1 filed on March 13, 2017
10.3#	2017 Equity Incentive Plan, and forms of agreements thereunder.	Exhibit 10.3 to Form S-1A filed on March 27, 2017
10.4#	2017 Employee Stock Purchase Plan.	Exhibit 10.4 to Form S-1A filed on March 27, 2017
10.5#	Amended and Restated Senior Executive Incentive Bonus Plan.	Exhibit 99.2 to Form 8-K filed on March 7, 2019
10.6#	Executive Severance Plan.	Exhibit 10.8 to Form S-1 filed on March 13, 2017
10.7#	Non-Employee Director Compensation Policy.	Exhibit 10.9 to Form S-1 filed on March 13, 2017
10.8#	Form of Offer Letter between the Registrant and each of its executive officers.	Exhibit 10.10 to Form S-1 filed on March 13, 2017
10.9#	Auth0, Inc. 2014 Equity Incentive Plan.	Exhibit 99.1 to Form S-8 filed on May 10, 2021
10.10#	Auth0, Inc. Phantom Unit Plan.	Exhibit 99.2 to Form S-8 filed on May 10, 2021

Exhibit Number	Exhibit Description	Incorporated by Reference from Form
10.11	Office Lease Agreement dated December 2, 2017 between the Registrant and KR 100 First Street Owner, LLC.	Exhibit 10.1 to Form 8-K filed on December 6, 2017
10.11.1	Amendment dated August 29, 2019 to Office Lease Agreement dated December 2, 2017 between the Registrant and KR 100 First Street Owner, LLC.	Exhibit 10.2 to Form 10-Q filed on December 6, 2019
10.11.2	Second Amendment dated October 14, 2020 to Office Lease Agreement dated December 2, 2017 between the Registrant and KR 100 First Street Owner, LLC.	Exhibit 10.9.2 to Form 10-K filed on March 4, 2021
10.11.3	Third Amendment dated August 17, 2021 to Office Lease Agreement dated December 2, 2017 between the Registrant and KR 100 First Street Owner, LLC.	Exhibit 10.1 to Form 10-Q filed on December 2, 2021
10.12	Form of Capped Call Transaction Confirmation.	Exhibit 10.1 to Form 8-K filed on September 10, 2019
10.13	Form of Capped Call Transaction Confirmation.	Exhibit 10.1 to Form 8-K filed on June 15, 2020
10.14#	Transition Agreement, dated February 27, 2023, between Jonathan Runyan and Okta, Inc.	Exhibit 10.1 to Form 10-Q filed on June 1, 2023
21.1	Subsidiaries of the Registrant.	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith
31.1	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
31.2	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
32.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation.	Filed herewith
101.INS	XBRL Instance Document	Filed herewith
101.SCH	XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101.*)	Filed herewith

* The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

\# Indicates management contract or compensatory plan, contract or agreement.

Exhibit 31.1

**CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF
THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002**

I, Todd McKinnon, certify that:

1. I have reviewed this Annual Report on Form 10-K of Okta, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2024

/s/ Todd McKinnon
_____
Todd McKinnon
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF
THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Brett Tighe, certify that:

1. I have reviewed this Annual Report on Form 10-K of Okta, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2024

/s/ Brett Tighe
_____
Brett Tighe
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350), Todd McKinnon, Chief Executive Officer of Okta, Inc. (the "Company"), and Brett Tighe, Chief Financial Officer of the Company, each hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the year ended January 31, 2024, to which this Certification is attached as Exhibit 32.1 (the "Periodic Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act; and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 1, 2024

/s/ Todd McKinnon
_____
Todd McKinnon
Chief Executive Officer
(Principal Executive Officer)

/s/ Brett Tighe
_____
Brett Tighe
Chief Financial Officer
(Principal Financial Officer)

Corporate Information

Board of Directors:

Todd McKinnon
Chairperson of the Board of Directors,
Chief Executive Officer & Director

J. Frederic Kerrest
Vice Chairperson of the Board of Directors,
Director & Former Chief Operating Officer

Shellye Archambeau
Former Chief Executive Officer
MetricStream, Inc.

Emilie Choi
President and Chief Operating Officer
Coinbase Global, Inc.

Robert Dixon, Jr.
Former Global Chief Information Officer &
Senior Vice President
PepsiCo, Inc.

Jeff Epstein
Operating Partner
Bessemer Venture Partners

Benjamin Horowitz*
General Partner
Andreessen Horowitz

Rebecca Saeger
Former Executive Vice President &
Chief Marketing Officer
Charles Schwab & Co., Inc.

Michael Stankey
Former Vice Chairman
Workday, Inc.

* Okta Lead Independent Director until the 2024 Annual
  Meeting, after which date Mr. Epstein will assume this role.

Executive Officers:

Todd McKinnon
Chairperson of the Board of Directors,
Chief Executive Officer & Director

Brett Tighe
Chief Financial Officer

Shibu Ninan
Chief Accounting Officer

Larissa Schwartz
Chief Legal Officer & Corporate Secretary

Jon Addison
Chief Revenue Officer

Corporate Headquarters:

Okta, Inc.
100 First Street, Suite 600
San Francisco, California 94105

Stock Transfer Agent:

Computershare
C/O: Shareholder Services
By Regular Mail:
P.O. Box 43006
Providence, Rhode Island 02940
By Overnight Delivery:
150 Royall Street, Suite 101
Canton, Massachusetts 02021
Toll Free: (800) 736-3001
International: +1 (781) 575-3100

Investor Relations:

Website: investor.okta.com
Email: investor@okta.com

Stock Exchange Listing:

Nasdaq Symbol: OKTA



Proxy Statement and Annual Report 2024

okta

Okta Inc.
100 First Street
San Francisco, CA 94105
info@okta.com
1-888-722-7871